

11006656
SPRING VALLEY HOSPITAL
Manatee Memorial Hospital




# UNIVERSAL HEALTH SERVICES, INC.

# 2010 ANNUAL REPORT

UHS®

## ABOUT THE COMPANY

Universal Health Services, Inc. is one of the largest and most respected hospital management companies in the nation. We have focused our efforts primarily on operating the company's acute care hospitals, behavioral health facilities and select ambulatory centers.

## Universal Health Services, Inc.

Our mission is to provide superior quality healthcare services that patients recommend to families and friends, physicians prefer for their patients, purchasers select for their clients, employees are proud of, and investors seek for long-term returns.

We believe hospitals will remain the focal point of the healthcare delivery system. We have built our success by remaining committed to a program of rational growth around our core businesses and seeking opportunities complementary to them with a prudent level of debt. The future of our industry remains bright for those whose focus is providing quality healthcare on a cost-effective basis.

## Index


Acute and Behavioral Facilities........5-14
Form 10-K:......................................1-142
Directory of Hospitals........... 10-K: 29-34
Corporate Information......................144
Board of Directors/Officers...............145


**On the cover from top to bottom:** The George Washington University Hospital, Washington, D.C.; Spring Valley Hospital Medical Center, Las Vegas, Nev.; The Horsham Clinic, Ambler, Pa.; South Texas Behavioral Health Center, Edinburg, Tex.; Manatee Memorial Hospital, Bradenton, Fla.; Palmdale Regional Medical Center, Palmdale, Calif.; North Star Behavioral Health System, Anchorage, Alaska

# FINANCIAL HIGHLIGHTS

| Year Ended December 31 | 2010 | 2009 | Percentage Increase | 2008 |
|---|---|---|---|---|
| Net revenues | $5,568,185,000 | $5,202,379,000 | 7% | $5,022,417,000 |
| Adjusted net income attributable to UHS (1) | $249,754,000 | $246,186,000 | 1% | $197,334,000 |
| Adjusted diluted earnings per share attributable to UHS (1) | $2.54 | $2.49 | 2% | $1.94 |

| Year Ended December 31 | 2010 | 2009 | Percentage Increase | 2008 |
|---|---|---|---|---|
| Patient days | 3,663,030 | 3,272,329 | 12% | 3,268,008 |
| Admissions | 430,904 | 401,883 | 7% | 393,089 |
| Average number of licensed beds | 15,116 | 13,405 | 13% | 13,110 |

| | 2010 | | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|---|---|
| (1) Calculation of Adjusted Income from Continuing Operations | Amount | Per Diluted Share | Amount | Per Diluted Share | Amount | Per Diluted Share | Amount | Per Diluted Share |
| (in thousands except per share amounts) | | | | | | | | |
| Net income attributable to UHS | $230,183 | $2.34 | $260,373 | $2.64 | $199,377 | $1.96 | $170,387 | $1.59 |
| Other combined adjustments | 19,571 | 0.20 | (14,187) | (0.15) | (2,043) | (0.02) | (5,954) | (0.06) |
| Adjusted net income attributable to UHS | $249,754 | $2.54 | $246,186 | $2.49 | $197,334 | $1.94 | $164,433 | $1.53 |

The "Other combined adjustments" neutralize the effect of items in each year that are nonrecurring or non-operational in nature including items such as: the transaction costs incurred in connection with our acquisition of Psychiatric Solutions, Inc.; adjustments to our reserves relating to prior years for self-insured professional & general liability and workers' compensation claims; gains and losses on sales of assets and businesses; reserves for settlements and legal judgments, and; other amounts that may be reflected in a given year that relate to prior years. Since "adjusted net income attributable to UHS" is not computed in accordance with generally accepted accounting principles ("GAAP"), investors are encouraged to use GAAP measures when evaluating our financial performance. To obtain a complete understanding of our financial performance the information provided above should be examined in connection with our consolidated financial statements and notes thereto contained on pages 97-142 of this report.



Net revenues
(in millions)
$4,683
$5,022
$5,202
$5,568
07
08
09
10
Adjusted net income per diluted share attributable to UHS (1)
$1.53
$1.94
$2.49
$2.54
07
08
09
10
Hospital patient days
(in thousands)
3,157
3,268
3,272
3,663
07
08
09
10



# Letter to Our Shareholders

The past year was one of the most exciting in our company's long and successful history. In November 2010, we completed the acquisition of 105 inpatient and outpatient behavioral health facilities that had been formerly operated by Psychiatric Solutions, Inc. (PSI). Our investment of more than $3 billion was transformational for the company, as it made Universal Health Services, Inc. (UHS) the largest facilities-based behavioral healthcare provider in the nation.

UHS now owns nearly 200 behavioral healthcare facilities, with annual revenue of $3.4 billion. As we integrate our newly acquired facilities into the UHS system, we are pleased to welcome 24,000 new employees to subsidiaries of UHS. We look forward to working with them to provide patients in every community we serve with the high quality behavioral healthcare services that have made UHS a leader in the industry.

While the acquisition of PSI's behavioral health facilities will greatly enhance the company's revenue and profitability, our Acute Care Division, which was also quite active during 2010, will generate more than half of our expected $7.6 billion in annual revenue.

In the closing weeks of 2009, we opened the newly constructed Texoma Medical Center in Denison, Texas as a replacement for the hospital's aging facility. In December 2010, we opened the new Palmdale Regional Medical Center to replace the outdated Lancaster Community Hospital in Lancaster, California. Both replacement hospitals will allow physicians, nurses and other healthcare professionals to treat patients in those communities with advanced medical technology in a new, modern environment.

Since our founding more than 30 years ago, UHS has pursued a strategy of making acquisitions and pursuing growth only when it makes market sense and is reasonably priced. Because of that, UHS has not encountered the financial problems that have affected some of its competitors, and is well positioned to take advantage of good opportunities in the future.

Even in this challenging economic environment of high unemployment and overall slow growth, 2010 was a good year for UHS. It was a year of continued growth and improvement. The company's strong management team and unwavering focus on quality and efficiency allowed UHS to maintain its position as a leader in the healthcare industry. We are pleased to report that in 2010, adjusted net income attributable to UHS was $249.8 million, as compared to $246.2 million in 2009. Net revenues increased 7 percent to $5.57 billion in 2010 compared to $5.20 billion in 2009.

As we look to 2011 and beyond, we are extremely enthusiastic about the future for UHS. As more people become employed, the number of people with health insurance will increase and result in more paying patients for the hospital industry. However, as is often the case, the future also brings with it significant challenges. The future of healthcare reform remains unclear and its impact on healthcare providers is uncertain. Severe budget deficits exist in many states, putting increased downward pressure on Medicaid revenue in many of the markets in which we operate.

Controlling costs will remain a focal point for the company, as our facilities work to cope with revenue pressure and the continuing high rate of uncompensated care. However, we are pleased with our accomplishments thus far in meeting the challenging economic environment.

Over the past three decades, UHS has prospered and grown. Though 2010 was a difficult year for all, hard work and dedication on the part of the people of UHS helped the company record another successful year. I am confident we will continue that success in the coming years, and I thank all the people of our company for their efforts.

Sincerely,

Alan B. Miller
Chairman of the Board
Chief Executive Officer



*"I am wearing an American Flag lapel pin, and urge you to do the same, in solidarity with our troops in Afghanistan and Iraq. UHS and our families can prosper because of the safety they provide for us. Remember to say thank you when you meet a member of our armed forces."*



For a full state-by-state list of Universal Health Services, Inc. facilities, please visit us at our website: **www.uhsinc.com**
AK
WA
MT
ND
ME
OR
MN
ID
WI
SD
NY
WY
MI
IA
PA
NE
NV
UT
IL
IN
OH
CO
KS
WV
VA
CA
MO
KY
TN
NC
OK
AZ
AR
NM
SC
MS
GA
AL
TX
LA
FL
Acute Care Hospitals
Behavioral Health Facilities
Behavioral Health – Recent Acquisitions (November 15, 2010)
Ambulatory Centers
PUERTO RICO
U.S. VIRGIN ISLANDS


*UHS is a registered trademark of UHS of Delaware, Inc., the management company for Universal Health Services, Inc. and a wholly-owned subsidiary of Universal Health Services. Universal Health Services, Inc. is a holding company and operates through its subsidiaries including its management company, UHS of Delaware, Inc. All healthcare and management operations are conducted by subsidiaries of Universal Health Services, Inc. Any reference to "UHS or UHS facilities" including any statements, articles or other publications contained herein which relates to healthcare or management operations is referring to Universal Health Services' subsidiaries including UHS of Delaware. Further, the terms "we," "us," "our" or "the company" in such context similarly refer to the operations of Universal Health Services' subsidiaries including UHS of Delaware. Any reference to employment at UHS or employees of UHS refers to employment with one of the subsidiaries of Universal Health Services, Inc., including its management company, UHS of Delaware, Inc.

"UHS Facilities" refers to subsidiaries of Universal Health Services, Inc.


Main
Entrance

# UHS ACUTE CARE DIVISION

The UHS Acute Care Division performed admirably this past year, despite modest patient volume and pressures caused by the difficult business environment. The division remains focused on providing superior quality care and containing costs as it meets the challenges of the future.

## The Need for Change

There is a need for fundamental transformation in how we deliver and pay for healthcare in the United States. The continuing economic downturn, high unemployment, healthcare reform, reduced reimbursements from Medicare, Medicaid and private insurers and a growing rise in consumerism point to a time of unprecedented change.

Now, more than ever, we need to focus on providing a higher quality of care, increasing operating efficiency, containing costs and preparing for new reimbursement models. That requires the division to closely examine everything we do and look for ways to accomplish the same tasks more efficiently, at lower cost and with consistently superior outcomes.

We believe that focusing on improving quality, safety and the entire patient experience will create a pathway to cost reductions. To accomplish that, we've established a number of performance and process improvement initiatives, including establishing Lean Six Sigma teams at each of our acute care hospitals.

At The George Washington University Hospital, for example, the team focused on patient throughput in the Emergency Department. Their efforts increased efficiency so much that it reduced the waiting time to see a physician by 50 percent. When more patients get the care they need expeditiously, the hospital benefits as well.

Other process improvements include implementing standard of care models, promoting best practices and using a procedure-based optimization program to review high volume Diagnosis Related Groups (DRG) and service line profitability. The company is also realizing rental fee reductions through capital purchases, and reducing repairs and the cost of purchased services by performing many of those functions internally. In addition to streamlining operations and reducing costs wherever possible, the company responded to the increasing numbers of uninsured who seek primary care in emergency departments by improving upfront fee collections.

**Palmdale Regional Medical Center**, in Palmdale, California, opened in December 2010 to replace the aging Lancaster Community Hospital. The new hospital provides expanded medical and diagnostic services, advanced technology and a modern facility to residents of the Antelope Valley.


E.D. STAFF
RN

Value Analysis Committees at each hospital have already achieved greater than expected savings in the cost of supplies and services, and continue to look for cost-savings opportunities. Our Corporate Patient Safety Council initiative has already had a significant impact on improving safety and mitigating risk.

The advent of easily accessible quality measures and rankings has created greater demand for medical care that offers high value for dollars spent. To help our hospitals improve their Quality and HCAHPS metrics, and respond to consumer demands, we have revamped our quality structure and provided improvement tool kits to each facility. HCAHPS, or the Hospital Consumer Assessment of Healthcare Providers and Systems, is a survey operated by the federal government to measure patient perceptions of the healthcare they receive at hospitals. Rankings for all hospitals are available on a website so that patients can compare facilities. In addition, beginning in 2012, the federal Centers for Medicare & Medicaid Services will link the amount of reimbursement it pays to a hospital's HCAHPS score.

## Expansion and Growth

The Acute Care Division employs capital for the projects that are most needed and will provide satisfactory returns. Among the projects completed in 2010 were:

- A new 165-bed replacement hospital for Texoma Medical Center in Denison, Texas.
- The new 121-bed Palmdale Regional Medical Center in Palmdale, California to replace nearby Lancaster Community Hospital.
- A new patient tower with 173 private rooms at Summerlin Hospital Medical Center in Las Vegas, Nevada.
- The first three phases of a four-part surgery expansion project at The George Washington University Hospital in Washington, D.C.
- McAllen Medical Center, in McAllen, Texas, received an exterior facelift that will help lower energy consumption as well as provide an enhanced appearance.
- Auburn Regional Medical Center, in Auburn, Washington, expanded its geropsychiatric program from 25 to 38 beds and renamed it the Regional Behavioral Health Center at Auburn.



**The George Washington University Hospital** in Washington, D.C., reduced waiting times in its emergency department by 50 percent by using Lean Six Sigma management techniques to improve efficiency and productivity. Gary Little, MD, Medical Director, Barb Neiswander, RN, Emergency Services Clinical Supervisor, Leena Salazar, Director, Emergency Services and Kimberly Russo, COO were instrumental in implementing the program.

UHS is proceeding with plans to build a new 140-bed hospital in Temecula, California to provide additional medical care facilities to that underserved part of Riverside County. At Southwest Healthcare System, building additions at Rancho Springs Medical Center in Murrieta, California and Inland Valley Medical Center in Wildomar, California opened for patients in the beginning of 2011, with new emergency departments, women's care and additional services located in the new space.

We've established numerous Centers of Excellence at our hospitals, covering a number of service lines, including breast care, bariatric surgery, chest pain and stroke. The Center of Excellence designations signify that our hospitals are leaders in these specialties, meet specific standards for superior quality and consistently produce better patient outcomes.

## The Hospital-Physician Relationship

The relationship between physicians and hospitals is changing as healthcare delivery is constantly evolving. Reduced reimbursements from Medicare and Medicaid, new levels of accountability and new payment models, will require hospitals and physicians to share accountability. Many physicians are looking to abandon the traditional solo practice and are instead seeking integration through other means, such as direct employment, joint ventures providing equity interest to physicians and hospitals, co-management of clinical services that creates incentives to improve quality and financial results and gain sharing. These provide physicians an economic incentive to work with hospitals to utilize resources most efficiently. In many cases, UHS has responded by directly employing physicians at some facilities and entering into joint relationships with physicians at other hospitals.

We expect this trend to intensify as the federal government moves forward with its plans for Accountable Care Organizations (ACO), in which healthcare providers join together to share accountability for outcomes and costs, as well as pay-for-performance and value-based purchasing models of reimbursement.

## The Changing Role of IT

UHS is committed to providing physicians, nurses and other healthcare professionals with greatly enhanced clinical information systems that will provide quick, easy access to comprehensive patient and treatment data.

Our new electronic information system, UHS FUSION, is based on industry-leading software from the Cerner® Corporation that provides around-the-clock access to patient medical records, X-rays and other images, lab test results and other information that will help improve response time and patient safety, reduce medication errors and reduce delivery time, while eliminating the need for paper.

UHS FUSION includes data mining capabilities to provide detailed information that can be used to model patient care and improve clinical performance. By having this data available in a single system, hospital leadership will have an unprecedented ability to capture the true costs of providing patient care, identify inefficiencies that can be corrected and increase staff productivity.

In 2011, Wellington Regional Medical Center in Wellington, Florida has become the first hospital to have UHS FUSION installed. The system will be installed in all UHS acute care hospitals by the end of 2013.



Thanks to the efforts of the team at **Lakewood Ranch Medical Center** in Lakewood Ranch, Florida, the hospital was named one of the 100 *"Best Places to Work in Healthcare"* by *Modern Healthcare* magazine. Shown here are Jim Wilson, CEO and Linda Widra, COO.



## Employee Development

We are also working to recruit and retain nurses and other healthcare professionals who can provide superior quality care to our patients. Among the initiatives we already have in place are employee committees to address operational issues and solicit ideas for improving the work environment and new graduate nursing programs at a number of hospitals. UHS continues to invest in its most promising employees, as shown by our *m*$^3$ Management Development Program, which identifies and trains employees who have shown the potential to take leadership positions in the company.

These efforts have already begun to pay dividends. In fact, Lakewood Ranch Medical Center in Lakewood Ranch, Florida was named one of the 100 *"Best Places to Work in Healthcare"* by *Modern Healthcare* magazine. The award recognizes outstanding employers in the healthcare industry and is based on a number of factors, including economic development and employee retention. To be considered, hospital management must complete a survey covering policies and practices, benefits and demographics. At the same time, employees are surveyed for their opinions on eight core areas, including leadership, training and development, pay and benefits, work environment and satisfaction.

## Preparing for the Future of Healthcare

Among the most important issues facing the industry in the coming years are heightened levels of transparency and regulatory scrutiny, and public awareness of the levels of care we provide. UHS is responding to that challenge by working to ensure that our hospitals meet and exceed quality measures, as well as our customers' expectations.

At UHS, we envision the future as a period of great transformation. The challenges will be many and the work will be hard, but we are excited to be industry leaders as we change how healthcare is delivered in this country.





# UHS BEHAVIORAL HEALTH DIVISION

The Behavioral Health Division of Universal Health Services, Inc. is the largest and most successful facilities-based behavioral health system in the United States. As the premier organization in the nation, UHS is an established industry leader with the scale and scope to advocate and have a significant impact on mental health issues at the national level.

## Growth in 2010

When UHS completed its acquisition of Psychiatric Solutions, Inc. (PSI) the company's Behavioral Health Division became the nation's largest provider of psychiatric healthcare services. The transaction, the largest in the healthcare industry in 2010, created a company with a total of 196 behavioral health facilities and more than 19,000 inpatient psychiatric beds in 37 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

At the same time, the division was also focusing on organic growth. It added 175 new beds to existing hospitals in markets where we were already filling existing capacity. Among the expansion projects completed during 2010 were:

- A new 23-bed unit at The Carolina Center for Behavioral Health in Greer, S.C.
- A 54-bed expansion at Fairmount Behavioral Health System in Philadelphia.
- The addition of 60 new beds at The Horsham Clinic in Ambler, Pa. for enhanced treatment programs.

Adding new capacity to meet specific demand is an ongoing strategy that has been a proven growth model for the company. In fact, beds we added to the division's capacity in 2009 were readily occupied throughout 2010. This expansion of capacity helped contribute to solid revenue growth in 2010, which in turn, has resulted in another year of increased operating margins.

As we proceed in integrating PSI facilities into the division, we will share best practices from both companies to make our combined organization stronger. With our new size and scope, the UHS Behavioral Health Division will be a dominant provider in a number of markets, increasing the viability of our facilities and building the potential for business expansion opportunities. But despite our large size, we maintain an individualized approach to each facility. Programs and services will continue to vary by facility to match the needs of the communities they serve. With the additional resources from PSI, UHS will be able to serve its patients with expanded clinical expertise and a broader range of treatment services.

**The Horsham Clinic**, in Ambler, Pennsylvania, added 60 new beds in 2010 to help enhance the programs it provides to children, adolescents, adults and older adults. The facility, located on a 55-acre campus near Philadelphia, offers inpatient and partial hospitalization programs.



## A Changing Environment for Behavioral Healthcare

Recent years have seen a growing awareness and social acceptance of psychiatric care. The passage of the *Mental Health Parity and Addiction Equity Act,* which went into effect on January 1, 2010, is a milestone in the effort to end insurance discrimination and reduce the stigma of mental illness. By requiring health insurers to provide parity in coverage for mental and physical illnesses, millions of Americans who need behavioral healthcare but cannot afford to pay for it themselves will now have access to the care they need.

Along with greater access to behavioral healthcare has come an increase in regulatory oversight and audits from the Centers for Medicare & Medicaid Services (CMS). Both Medicare and Medicaid have expanded their revenue recovery initiatives by conducting stringent claims reviews and validating proper payments to providers. The Behavioral Health Division has created policies and procedures to respond to all CMS audit requests, and to help ensure that our facilities keep detailed medical records and maintain detailed documentation on all correspondence with CMS.

We welcome the increased attention to quality measures in the behavioral healthcare industry. The Joint Commission has developed core measures for inpatient psychiatric care and, for the first time, made these measures a requirement for accreditation in 2010. Ongoing quality improvement is one reason for the division's continued success and the new core measures provide a mechanism for psychiatric hospitals to compete on the basis of quality instead of price.

The UHS Behavioral Health Division continues to enhance the quality of services it provides, as shown by its improved performance in regulatory and accreditation surveys. Our acute psychiatric hospitals participate in The Joint Commission's Hospital Based Inpatient Psychiatric Services (HBIPS) core measures, which track key functions in the industry. The functions it tracks range from assessment of a patient's needs, to the use of medication and communication, to after care providers. Our residential treatment centers conduct outcome measures to demonstrate patient improvement from admission to discharge. That information is critical to creating treatment experiences that meet or exceed our patients' expectations.

Among the special programs developed by UHS is one for active duty soldiers and military veterans at **Lincoln Trail Behavioral Health System** in Radcliff, Kentucky. M. Wasim Sajid, MD, Medical Director and Chuck Webb, CEO, work with the U.S. Army base at Fort Knox to provide needed help.

## Special Programs for Special Needs

While other companies responded to economic pressures by reducing or eliminating specialized services, the UHS Behavioral Health Division maintained its specialized services, helping advance the progress of behavioral healthcare in the United States.

We continue to see great value in the specialty treatment areas the division has developed. While our core business is providing comprehensive inpatient and outpatient behavioral health and substance abuse services, UHS has developed a number of innovative specialties, including nationally recognized programs for eating disorders, trauma and neuropsychiatry.

Among our most recent specialty programs are those developed to treat active duty service members and military veterans returning from Afghanistan or Iraq. Our Patriot Support Program is a network of treatment centers, medical professionals and support staff dedicated to treating active duty members of the military, veterans and their families.

The program helps manage the emotional and psychological effects of combat theater stress and post-deployment adjustment related issues, and is a leading provider of inpatient and outpatient treatment programs for members of the military and their families.

Through the acquisition of PSI, the UHS Behavioral Health Division became the National Clinical Affiliate for the Jason Foundation (JFI), a nationally recognized provider of educational curricula and training programs for students, educators/youth workers and parents. JFI is focused on building awareness of the national health problem of youth suicide by educating people to recognize warning signs or signs of concern, providing information on identifying at-risk behavior and directing individuals in need to local resources to deal with thoughts of possible suicide. As the largest behavioral healthcare organization in the country, UHS embraces the responsibility that comes with that distinction. We believe that good corporate citizenship is a fundamental part of business and a positive way to give back to the communities we serve.

John Hollinsworth, then Division President of PSI, worked closely with the Behavioral Health Division to create a seamless transition, as PSI facilities such as **The Brook Hospital-Dupont** in Louisville, Kentucky, became part of UHS.



## Preparing For The Future

As states deal with budget shortfalls, many have reduced Medicaid reimbursements for behavioral healthcare. Although a temporary increase of the Federal Matching Rate for Medicaid will provide more funds to states through June 2011, many are struggling to maintain their Medicaid programs in the face of recession-driven revenue declines and caseload increases.

To offset the Medicaid reimbursement issues we face in several states, the Behavioral Health Division works continually to maintain effective cost control, optimize the use of existing facilities and allocate professional expertise most effectively. We work to expand patient populations by developing specialty programs that address consumer needs and implement targeted marketing strategies that help the company maintain a diversified and beneficial payer mix.

We have experienced an increase in admissions from many states but that has been accompanied by more stringent utilization management criteria and pricing pressure as referral sources continue to place patients in lower cost alternatives. Because inappropriate low-cost care can often be more expensive in the long-term and delay needed care, the division has begun to advocate for a full continuum of services that includes inpatient level of care and residential treatment services.

The need for mental health services in the United States is steadily increasing, with analysts estimating that 73 million people in the U.S. have a diagnosable mental illness. With its strong, consistent management teams, its unwavering commitment to improvement, its commitment to meeting the needs of the communities we serve, and its focus on the relationship between quality and outcomes, the division is well positioned to continue its record of ongoing growth and profitability into the future.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**(MARK ONE)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 31, 2010**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from to**

**Commission File No. 1-10765**

# UNIVERSAL HEALTH SERVICES, INC.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **23-2077891** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification Number)** |
| **UNIVERSAL CORPORATE CENTER**<br>**367 South Gulph Road**<br>**P.O. Box 61558**<br>**King of Prussia, Pennsylvania** | **19406-0958** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code: (610) 768-3300**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each Class | Name of each exchange on which registered |
|---|---|
| **Class B Common Stock, $.01 par value** | **New York Stock Exchange** |

**Securities registered pursuant to Section 12(g) of the Act:**
**Class D Common Stock, $.01 par value**
**(Title of each Class)**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ☒ **No** ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. **Yes** ☐ **No** ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☒ **No** ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **Yes** ☒ **No** ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

**Large accelerated filer** ☒ **Accelerated filer** ☐ **Non-accelerated filer** ☐ **Smaller reporting company** ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **Yes** ☐ **No** ☒

The aggregate market value of voting stock held by non-affiliates at June 30, 2010 was $3.39 billion. (For the purpose of this calculation, it was assumed that Class A, Class C, and Class D Common Stock, which are not traded but are convertible share-for-share into Class B Common Stock, have the same market value as Class B Common Stock. Also, for purposes of this calculation only, all directors, officers subject to Section 16(b) of the Securities Exchange Act of 1934, and 10% stockholders are deemed to be affiliates.)

The number of shares of the registrant's Class A Common Stock, $.01 par value, Class B Common Stock, $.01 par value, Class C Common Stock, $.01 par value, and Class D Common Stock, $.01 par value, outstanding as of January 31, 2011, were 6,656,308, 90,117,514, 665,400 and 34,918, respectively.

**DOCUMENTS INCORPORATED BY REFERENCE:**

Portions of the registrant's definitive proxy statement for our 2011 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2010 (incorporated by reference under Part III).

**UNIVERSAL HEALTH SERVICES, INC.**
**2010 FORM 10-K ANNUAL REPORT**

**TABLE OF CONTENTS**

PART I


| | | |
|---|---|---|
| Item 1 | Business | 3 |
| Item 1A | Risk Factors | 16 |
| Item 1B | Unresolved Staff Comments | 29 |
| Item 2 | Properties | 29 |
| Item 3 | Legal Proceedings | 35 |


PART II


| | | |
|---|---|---|
| Item 5 | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 40 |
| Item 6 | Selected Financial Data | 43 |
| Item 7 | Management's Discussion and Analysis of Financial Condition and Results of Operations | 44 |
| Item 7A | Quantitative and Qualitative Disclosures About Market Risk | 83 |
| Item 8 | Financial Statements and Supplementary Data | 85 |
| Item 9 | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 85 |
| Item 9A | Controls and Procedures | 85 |
| Item 9B | Other Information | 86 |


PART III


| | | |
|---|---|---|
| Item 10 | Directors, Executive Officers and Corporate Governance | 87 |
| Item 11 | Executive Compensation | 87 |
| Item 12 | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 87 |
| Item 13 | Certain Relationships and Related Transactions, and Director Independence | 87 |
| Item 14 | Principal Accountant Fees and Services | 87 |


PART IV


| | | |
|---|---|---|
| Item 15 | Exhibits and Financial Statement Schedules | 88 |
| SIGNATURES | | 93 |

Exhibit Index


This Annual Report on Form 10-K is for the year ended December 31, 2010. This Annual Report modifies and supersedes documents filed prior to this Annual Report. Information that we file with the Securities and Exchange Commission in the future will automatically update and supersede information contained in this Annual Report.

In this Annual Report, "we," "us," "our" and the "Company" refer to Universal Health Services, Inc. and its subsidiaries. UHS is a registered trademark of UHS of Delaware, Inc., the management company for, and a wholly-owned subsidiary of Universal Health Services, Inc. Universal Health Services, Inc. is a holding company and operates through its subsidiaries including its management company, UHS of Delaware, Inc. All healthcare and management operations are conducted by subsidiaries of Universal Health Services, Inc. To the extent any reference to "UHS" or "UHS facilities" in this report including letters, narratives or other forms contained herein relates to our healthcare or management operations it is referring to Universal Health Services, Inc.'s subsidiaries including UHS of Delaware, Inc. Further, the terms "we," "us," "our" or the "Company" in such context similarly refer to the operations of Universal Health Services Inc.'s subsidiaries including UHS of Delaware, Inc. Any reference to employees or employment contained herein refers to employment with or employees of the subsidiaries of Universal Health Services, Inc. including UHS of Delaware, Inc.

## PART I

### ITEM 1. *Business*

Our principal business is owning and operating, through our subsidiaries, acute care hospitals, behavioral health centers, surgical hospitals, ambulatory surgery centers and radiation oncology centers. As of February 28, 2011, we owned and/or operated 25 acute care hospitals and 206 behavioral health centers located in 37 states, Washington, D.C., Puerto Rico and the U.S. Virgin Islands. As part of our ambulatory treatment centers division, we manage and/or own outright or in partnerships with physicians, 7 surgical hospitals and surgery and radiation oncology centers located in 5 states and Puerto Rico.

In November, 2010, we completed the acquisition of Psychiatric Solutions, Inc. ("PSI"). PSI was formerly the largest operator of freestanding inpatient behavioral health care facilities operating a total of 105 inpatient and outpatient facilities in 32 states, Puerto Rico, and the U.S. Virgin Islands.

Net revenues from our acute care hospitals, surgical hospitals, surgery centers and radiation oncology centers accounted for 70% of our consolidated net revenues in 2010 and 74% in each of 2009 and 2008. Net revenues from our behavioral health care facilities accounted for 30% of our consolidated net revenues during 2010 and 25% during each of 2009 and 2008. The net revenues generated at the facilities acquired from PSI on November 15, 2010 are included from the date of acquisition through December 31, 2010. Approximately 1% in each of 2009 and 2008 of our consolidated net revenues were recorded in connection with two construction management contracts pursuant to the terms of which we built newly constructed acute care hospitals for an unrelated third party.

Services provided by our hospitals include general and specialty surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services, pharmacy services and/or behavioral health services. We provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

We are a Delaware corporation that was organized in 1979. Our principal executive offices are located at Universal Corporate Center, 367 South Gulph Road, P.O. Box 61558, King of Prussia, PA 19406. Our telephone number is (610) 768-3300.

#### *Available Information*

Our website is located at http://www.uhsinc.com. Copies of our annual, quarterly and current reports that we file with the SEC, and any amendments to those reports, are available free of charge on our website. The information posted on our website is not incorporated into this Annual Report. Our Board of Directors' committee charters (Audit Committee, Compensation Committee and Nominating & Governance Committee), Code of Business Conduct and Corporate Standards applicable to all employees, Code of Ethics for Senior Financial Officers, Corporate Governance Guidelines and our Healthcare Code of Conduct, Corporate Compliance Manual and Compliance Policies and Procedures are available free of charge on our website. Copies of such reports and charters are available in print to any stockholder who makes a request. Such requests should be made to our Secretary at our King of Prussia, PA corporate headquarters. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers of any provision of our Code of Ethics for Senior Financial Officers by promptly posting this information on our website.

In accordance with Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, we submitted our CEO's certification to the New York Stock Exchange in 2010. Additionally, contained in Exhibits 31.1 and 31.2 of this Annual Report on Form 10-K, are our CEO's and CFO's certifications regarding the quality of our public disclosures under Section 302 of the Sarbanes-Oxley Act of 2002.

***Our Mission***

Our mission and objective is to provide superior healthcare services that patients recommend to families and friends, physicians prefer for their patients, purchasers select for their clients, employees are proud of, and investors seek for long-term results. To achieve this, we have a commitment to:

- service excellence
- continuous improvement in measurable ways
- employee development
- ethical and fair treatment
- teamwork
- compassion
- innovation in service delivery

***Business Strategy***

We believe community-based hospitals will remain the focal point of the healthcare delivery network and we are committed to a philosophy of self-determination for both the company and our hospitals.

**Acquisition of Additional Hospitals.** We selectively seek opportunities to expand our base of operations by acquiring, constructing or leasing additional hospital facilities. We are committed to a program of rational growth around our core businesses, while retaining the missions of the hospitals we manage and the communities we serve. Such expansion may provide us with access to new markets and new healthcare delivery capabilities. We also continue to examine our facilities and consider divestiture of those facilities that we believe do not have the potential to contribute to our growth or operating strategy.

**Improvement of Operations of Existing Hospitals and Services.** We also seek to increase the operating revenues and profitability of owned hospitals by the introduction of new services, improvement of existing services, physician recruitment and the application of financial and operational controls.

We are involved in continual development activities for the benefit of our existing facilities. Applications to state health planning agencies to add new services in existing hospitals are currently on file in states which require certificates of need, or CONs. Although we expect that some of these applications will result in the addition of new facilities or services to our operations, no assurances can be made for ultimate success by us in these efforts.

**Quality and Efficiency of Services.** Pressures to contain healthcare costs and technological developments allowing more procedures to be performed on an outpatient basis have led payors to demand a shift to ambulatory or outpatient care wherever possible. We are responding to this trend by emphasizing the expansion of outpatient services. In addition, in response to cost containment pressures, we continue to implement programs at our facilities designed to improve financial performance and efficiency while continuing to provide quality care, including more efficient use of professional and paraprofessional staff, monitoring and adjusting staffing levels and equipment usage, improving patient management and reporting procedures and implementing more efficient billing and collection procedures. In addition, we will continue to emphasize innovation in our response to the rapid changes in regulatory trends and market conditions while fulfilling our commitment to patients, physicians, employees, communities and our shareholders.

In addition, our aggressive recruiting of highly qualified physicians and developing provider networks help to establish our facilities as an important source of quality healthcare in their respective communities.

***2010 Acquisition and Divestiture Activities***

***Acquisitions:***

During 2010, we spent $1.96 billion and assumed $1.08 billion of debt on the acquisition of businesses and real property, including the following:

- the acquisition of Psychiatric Solutions, Inc. in November, 2010 for a total purchase price of $3.04 billion consisting of $1.96 billion in cash plus the assumption of approximately $1.08 billion of PSI's debt, the majority of which has since been refinanced. PSI was formerly the largest operator of freestanding inpatient behavioral health care facilities operating a total of 105 inpatient and outpatient facilities in 32 states, Puerto Rico, and the U.S. Virgin Islands, and;
- the acquisition of substantially all of the assets of an outpatient surgery center located in Florida in which we previously held a 20% minority ownership interest. The purchase price consideration in connection with this transaction, which occurred during the first quarter, consisted of acquisition of the net assets less the assumption of the outstanding liabilities and third-party debt.

***Divestitures:***

During 2010, we received $21 million from the divestiture of assets and businesses, including the following:

- the sale of our minority ownership interest in a healthcare technology company;
- the sale of a portion of our ownership interest in an outpatient surgery center located in Texas, and;
- the sale of the real property of Methodist Hospital located in Louisiana that was severely damaged and closed in 2005 as a result of Hurricane Katrina.

***The PSI Acquisition***

In November, 2010, we acquired Psychiatric Solutions Inc. for a total purchase price of $3.04 billion consisting of $1.96 billion in cash plus the assumption of approximately $1.08 billion of PSI's debt, the majority of which has since been refinanced, as discussed herein. PSI was formerly the largest operator of freestanding inpatient behavioral health care facilities operating a total of 105 inpatient and outpatient facilities in 32 states, Puerto Rico, and the U.S. Virgin Islands.

The facilities acquired by us, with an aggregate of approximately 11,500 licensed beds, offer an extensive continuum of behavioral health programs to critically ill children, adolescents and adults. We also acquired management contracts to manage freestanding behavioral health care inpatient facilities for government agencies and behavioral health units within certain medical/surgical hospitals owned by third-parties.

Combined with our previously existing behavioral health care operations, consisting of 101 behavioral health care facilities located throughout the U. S. and Puerto Rico, we believe this acquisition makes us the largest facility-based provider in the behavioral health care sector. Our increased operating scale may allow us to operate more efficiently and enhance our presence within certain markets. We also believe we can achieve operating expense reductions during the first year following the acquisition primarily through the elimination of corporate overhead. This acquisition also helps diminish our geographic concentration in certain markets thereby diversifying our overall portfolio and reducing our reliance on one hospital or a cluster of hospitals in a certain market.

***Hospital Utilization***

We believe that the most important factors relating to the overall utilization of a hospital include the quality and market position of the hospital and the number, quality and specialties of physicians providing patient care within the facility. Generally, we believe that the ability of a hospital to meet the health care needs of its community is determined by its breadth of services, level of technology, emphasis on quality of care and convenience for patients and physicians. Other factors that affect utilization include general and local economic conditions, market penetration of managed care programs, the degree of outpatient use, the availability of reimbursement programs such as Medicare and Medicaid, and demographic changes such as the growth in local populations. Utilization across the industry also is being affected by improvements in clinical practice, medical technology and pharmacology. Current industry trends in utilization and occupancy have been significantly affected by changes in reimbursement policies of third party payors. We are also unable to predict the extent to which these industry trends will continue or accelerate. In addition, hospital operations are subject to certain seasonal fluctuations, such as higher patient volumes and net patient service revenues in the first and fourth quarters of the year.

The following table sets forth certain operating statistics for hospitals operated by us for the years indicated. Accordingly, information related to hospitals acquired during the five-year period has been included from the respective dates of acquisition, and information related to hospitals divested during the five year period has been included up to the respective dates of divestiture. Information related to the behavioral health care facilities acquired by us in connection with our acquisition of PSI is included for the period of November 16, 2010 through December 31, 2010, excluding the 3 former PSI facilities that are reflected as discontinued operations, as discussed herein. The licensed and available beds for those facilities are included in 2010 on a weighted average basis for the period owned.

| | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Average Licensed Beds: | | | | | |
| Acute Care Hospitals—(1) | 5,689 | 5,484 | 6,101 | 5,962 | 5,617 |
| Behavioral Health Centers | 9,427 | 7,921 | 7,658 | 7,348 | 6,607 |
| Average Available Beds (2): | | | | | |
| Acute Care Hospitals—(1) | 5,383 | 5,128 | 5,249 | 5,110 | 4,783 |
| Behavioral Health Centers | 9,409 | 7,901 | 7,629 | 7,315 | 6,540 |
| Admissions: | | | | | |
| Acute Care Hospitals—(1) | 264,470 | 265,244 | 268,207 | 262,147 | 246,429 |
| Behavioral Health Centers | 166,434 | 136,639 | 129,553 | 119,730 | 111,490 |
| Average Length of Stay (Days): | | | | | |
| Acute Care Hospitals—(1) | 4.4 | 4.4 | 4.5 | 4.5 | 4.4 |
| Behavioral Health Centers | 15.1 | 15.4 | 16.1 | 16.8 | 16.6 |
| Patient Days (3): | | | | | |
| Acute Care Hospitals—(1) | 1,155,984 | 1,166,704 | 1,200,672 | 1,172,130 | 1,095,375 |
| Behavioral Health Centers | 2,507,046 | 2,105,625 | 2,085,114 | 2,007,119 | 1,855,306 |
| Occupancy Rate-Licensed Beds (4): | | | | | |
| Acute Care Hospitals—(1) | 56% | 58% | 54% | 54% | 53% |
| Behavioral Health Centers | 73% | 73% | 74% | 75% | 77% |
| Occupancy Rate-Available Beds (4): | | | | | |
| Acute Care Hospitals—(1) | 59% | 62% | 62% | 63% | 63% |
| Behavioral Health Centers | 73% | 73% | 75% | 75% | 78% |

(1) Central Montgomery Medical Center located in Pennsylvania was divested during the fourth quarter of 2008. The statistical information for these facilities is included in the above information through the divestiture date.

(2) "Average Available Beds" is the number of beds which are actually in service at any given time for immediate patient use with the necessary equipment and staff available for patient care. A hospital may have appropriate licenses for more beds than are in service for a number of reasons, including lack of demand, incomplete construction, and anticipation of future needs

(3) "Patient Days" is the sum of all patients for the number of days that hospital care is provided to each patient.

(4) "Occupancy Rate" is calculated by dividing average patient days (total patient days divided by the total number of days in the period) by the number of average beds, either available or licensed.

### *Sources of Revenue*

We receive payments for services rendered from private insurers, including managed care plans, the federal government under the Medicare program, state governments under their respective Medicaid programs and directly from patients. See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenue* for additional disclosure. Other information related to our revenues, income and other operating information for each reporting segment of our business is provided in Note 11 to our Consolidated Financial Statements, *Segment Reporting.*

### *Regulation and Other Factors*

**Overview:** The healthcare industry is subject to numerous laws, regulations and rules including, among others, those related to government healthcare participation requirements, various licensure and accreditations, reimbursement for patient services, health information privacy and security rules, and Medicare and Medicaid fraud and abuse provisions (including, but not limited to, federal statutes and regulations prohibiting kickbacks and other illegal inducements to potential referral sources, false claims submitted to federal health care programs and self-referrals by physicians). Providers that are found to have violated any of these laws and regulations may be excluded from participating in government healthcare programs, subjected to significant fines or penalties and/or required to repay amounts received from the government for previously billed patient services. Although we believe our policies, procedures and practices comply with governmental regulations, no assurance can be given that we will not be subjected to additional governmental inquiries or actions, or that we would not be faced with sanctions, fines or penalties if so subjected. Even if we were to ultimately prevail, a significant governmental inquiry or action under one of the above laws, regulations or rules could have a material adverse impact on us.

**Licensing, Certification and Accreditation:** All of our hospitals are subject to compliance with various federal, state and local statutes and regulations and receive periodic inspection by state licensing agencies to review standards of medical care, equipment and cleanliness. Our hospitals must also comply with the conditions of participation and licensing requirements of federal, state and local health agencies, as well as the requirements of municipal building codes, health codes and local fire departments. Various other licenses and permits are also required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment.

All of our eligible hospitals have been accredited by the Joint Commission. All of our acute care hospitals and most of our behavioral health centers are certified as providers of Medicare and Medicaid services by the appropriate governmental authorities.

If any of our facilities were to lose its Joint Commission accreditation or otherwise lose its certification under the Medicare and Medicaid programs, the facility may be unable to receive reimbursement from the Medicare and Medicaid programs and other payors. Although we believe our facilities are in substantial compliance with current applicable federal, state, local and independent review body regulations and standards, please see Item *1A. Risk Factors* of this Report for disclosure regarding ongoing matters with the Centers for Medicare and Medicaid Services and the California Department of Public Health in connection with our Southwest Healthcare System. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may become necessary for us to make changes in our facilities, equipment, personnel and services in the future, which could have a material adverse impact on operations.

**Certificates of Need:** Many of the states in which we operate hospitals have enacted certificates of need ("CON") laws as a condition prior to hospital capital expenditures, construction, expansion, modernization or initiation of major new services. Failure to obtain necessary state approval can result in our inability to complete an acquisition, expansion or replacement, the imposition of civil or, in some cases, criminal sanctions, the inability to receive Medicare or Medicaid reimbursement or the revocation of a facility's license, which could harm our business. In addition, significant CON reforms have been proposed in a number of states that would increase the capital spending thresholds and provide exemptions of various services from review requirements. In the past, we have not experienced any material adverse effects from those requirements, but we cannot predict the impact of these changes upon our operations.

**Conversion Legislation:** Many states have enacted or are considering enacting laws affecting the conversion or sale of not-for-profit hospitals to for-profit entities. These laws generally require prior approval from the attorney general, advance notification and community involvement. In addition, attorneys general in states without specific conversion legislation may exercise discretionary authority over these transactions. Although the level of government involvement varies from state to state, the trend is to provide for increased governmental review and, in some cases, approval of a transaction in which a not-for-profit entity sells a health care facility to a for-profit entity. The adoption of new or expanded conversion legislation and the increased review of not-for-profit hospital conversions may limit our ability to grow through acquisitions of not-for-profit hospitals.

**Utilization Review:** Federal regulations require that admissions and utilization of facilities by Medicare and Medicaid patients must be reviewed in order to ensure efficient utilization of facilities and services. The law and regulations require Peer Review Organizations ("PROs") to review the appropriateness of Medicare and Medicaid patient admissions and discharges, the quality of care provided, the validity of diagnosis related group ("DRG") classifications and the appropriateness of cases of extraordinary length of stay. PROs may deny payment for services provided, assess fines and also have the authority to recommend to the Department of Health and Human Services ("HHS") that a provider that is in substantial non-compliance with the standards of the PRO be excluded from participating in the Medicare program. We have contracted with PROs in each state where we do business to perform the required reviews.

**Audits:** Most hospitals are subject to federal audits to validate the accuracy of Medicare and Medicaid program submitted claims. If these audits identify overpayments, we could be required to pay a substantial rebate of prior years' payments subject to various administrative appeal rights. The federal government contracts with third-party "recovery audit contractors" ("RACs") and "Medicaid integrity contractors" ("MICs"), on a contingent fee basis, to audit the propriety of payments to Medicare and Medicaid providers. Permanent RAC audits were created by Section 302 of the Tax Relief and Health Care Act of 2006 and required the secretary to expand the program to all 50 states by no later than 2010. Similarly, Medicare zone program integrity contractors ("ZPICs") target claims for potential fraud and abuse. Additionally, Medicare administrative contractors ("MACs") must ensure they pay the right amount for covered and correctly coded services rendered to eligible beneficiaries by legitimate providers. We have undergone claims audits related to our receipt of federal healthcare payments during the last three years with no material overpayments identified. However, potential liability from future federal or state audits could ultimately exceed established reserves, and any excess could potentially be substantial. Further, Medicare and Medicaid regulations also provide for withholding Medicare and Medicaid overpayments in certain circumstances, which could adversely affect our cash flow.

***Self-Referral and Anti-Kickback Legislation***

**The Stark Law:** The Social Security Act includes a provision commonly known as the "Stark Law." This law prohibits physicians from referring Medicare and Medicaid patients to entities with which they or any of their immediate family members have a financial relationship, unless an exception is met. These types of referrals are known as "self-referrals." Sanctions for violating the Stark Law include civil penalties up to $15,000 for each violation, up to $100,000 for sham arrangements, up to $10,000 for each day an entity fails to report required information and exclusion from the federal health care programs. There are a number of exceptions to the self-referral prohibition, including an exception for a physician's ownership interest in an entire hospital as opposed to an ownership interest in a hospital department unit, service or subpart. However, federal laws and regulations now limit the ability of hospitals relying on this exception to expand aggregate physician ownership interest or to expand certain hospital facilities. There are also exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements that adhere to certain enumerated requirements.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Nonetheless, because the law in this area is complex and constantly evolving, there can be no assurance that federal regulatory authorities will not determine that any of our arrangements with physicians violate the Stark Law.

**Anti-kickback Statute:** A provision of the Social Security Act known as the "anti-kickback statute" prohibits healthcare providers and others from directly or indirectly soliciting, receiving, offering or paying money or other remuneration to other individuals and entities in return for using, referring, ordering, recommending or arranging for such referrals or orders of services or other items covered by a federal or state health care program. However, recent changes to the anti-kickback statute have reduced the intent required for violation; one is no longer required to "have actual knowledge or specific intent to commit a violation of" the anti-kickback statute in order to be found guilty of violating such law.

The anti-kickback statute contains certain exceptions, and the Office of the Inspector General of the Department of Health and Human Services ("OIG") has issued regulations that provide for "safe harbors," from the federal anti-kickback statute for various activities. These activities, which must meet certain requirements, include (but are not limited to) the following: investment interests, space rental, equipment rental, practitioner recruitment, personnel services and management contracts, sale of practice, referral services, warranties, discounts, employees, group purchasing organizations, waiver of beneficiary coinsurance and deductible amounts, managed care arrangements, obstetrical malpractice insurance subsidies, investments in group practices, freestanding surgery centers, donation of technology for electronic health records and referral agreements for specialty services. The fact that conduct or a business arrangement does not fall within a safe harbor or exception does not automatically render the conduct or business arrangement illegal under the anti-kickback statute. However, such conduct and business arrangements may lead to increased scrutiny by government enforcement authorities.

Although we believe that our arrangements with physicians and other referral sources have been structured to comply with current law and available interpretations, there can be no assurance that all arrangements comply with an available safe harbor or that regulatory authorities enforcing these laws will determine these financial arrangements do not violate the anti-kickback statute or other applicable laws. Violations of the anti-kickback statute may be punished by a criminal fine of up to $25,000 for each violation or imprisonment, however, under 18 U.S.C. Section 3571, this fine may be increased to $250,000 for individuals and $500,000 for organizations. Civil money penalties may include fines of up to $50,000 per violation and damages of up to three times the total amount of the remuneration and/or exclusion from participation in Medicare and Medicaid.

**Similar State Laws:** Many of the states in which we operate have adopted laws that prohibit payments to physicians in exchange for referrals similar to the anti-kickback statute and the Stark Law, some of which apply regardless of the source of payment for care. These statutes typically provide criminal and civil penalties as well as loss of licensure. In many instances, the state statutes provide that any arrangement falling in a federal safe harbor will be immune from scrutiny under the state statutes. However, in most cases, little precedent exists for the interpretation or enforcement of these state laws.

These laws and regulations are extremely complex and, in many cases, we don't have the benefit of regulatory or judicial interpretation. It is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws, or the public announcement that we are being investigated for possible violations of one or more of these laws (see "Legal Proceedings"), could have a material adverse effect on our business, financial condition or results of operations and our business reputation could suffer significantly. In addition, we cannot predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be.

If we are deemed to have failed to comply with the anti-kickback statute, the Stark Law or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more facilities), and exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state health care programs. The imposition of such penalties could have a material adverse effect on our business, financial condition or results of operations.

**Federal False Claims Act and Similar State Regulations:** A current trend affecting the health care industry is the increased use of the federal False Claims Act, and, in particular, actions being brought by individuals on the government's behalf under the False Claims Act's qui tam, or whistleblower, provisions. Whistleblower provisions allow private individuals to bring actions on behalf of the government by alleging that the defendant has defrauded the Federal government.

When a defendant is determined by a court of law to have violated the False Claims Act, the defendant may be liable for up to three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability often arises when an entity knowingly submits a false claim for reimbursement to the federal government. The Fraud Enforcement and Recovery Act has expanded the number of actions for which liability may attach under the False Claims Act, eliminating requirements that false claims be presented to federal officials or directly involve federal funds. The Fraud Enforcement and Recovery Act also clarifies that a false claim violation occurs upon the knowing retention, as well as the receipt, of overpayments. In addition, recent changes to the anti-kickback statute have made violations of that law punishable under the civil False Claims Act. Further, a number of states have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit on behalf of the state in state court.

**Other Fraud and Abuse Provisions:** The Social Security Act also imposes criminal and civil penalties for submitting false claims to Medicare and Medicaid. False claims include, but are not limited to, billing for services not rendered, billing for services without prescribed documentation, misrepresenting actual services rendered in order to obtain higher reimbursement and cost report fraud. Like the anti-kickback statute, these provisions are very broad.

Further, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") broadened the scope of the fraud and abuse laws by adding several criminal provisions for health care fraud offenses that apply to all health benefit programs, whether or not payments under such programs are paid pursuant to federal programs. HIPAA also introduced enforcement mechanisms to prevent fraud and abuse in Medicare. There are civil penalties for prohibited conduct, including, but not limited to billing for medically unnecessary products or services.

**HIPAA Administrative Simplification and Privacy Requirements:** The administrative simplification provisions of HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), require the use of uniform electronic data transmission standards for health care claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the health care industry. HIPAA also established federal rules protecting the privacy and security of personal health information. The privacy and security regulations address the use and disclosure of individual health care information and the rights of patients to understand and control how such information is used and disclosed. Violations of HIPAA can result in both criminal and civil fines and penalties.

Compliance with the electronic data transmission standards became mandatory in October 2003. However, during the following year, HHS agreed to allow providers and other electronic billers to continue to submit pre-HIPAA format electronic claims for periods after October 16, 2003, provided they can show good faith efforts to become HIPAA compliant. Since this exception expired, we believe that we have been in compliance with the electronic data transmission standards.

We were required to comply with the privacy requirements of HIPAA by April 14, 2003. We believe that we were in material compliance with the privacy regulations by that date and remain so, as we continue to develop training and revise procedures to address ongoing compliance. The HIPAA security regulations require health care providers to implement administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of patient information. HITECH has since strengthened certain HIPAA rules regarding the use and disclosure of protected health information, extended certain HIPAA provisions to business associates, and created new security breach notification requirements. HITECH has also extended the ability to impose civil money penalties on providers not knowing that a HIPAA violation has occurred. We were required to comply with the security regulations by April 20, 2005 and believe that we have been in substantial compliance with HIPAA and HITECH requirements to date.

**Environmental Regulations:** Our healthcare operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. Infectious waste generators, including hospitals, face substantial penalties for improper disposal of medical waste, including civil penalties of up to $25,000 per day of noncompliance, criminal penalties of up to $50,000 per day, imprisonment, and remedial costs. In addition, our operations, as well as our purchases and sales of facilities are subject to various other environmental laws, rules and regulations. We believe that our disposal of such wastes is in material compliance with all state and federal laws.

**Corporate Practice of Medicine:** Several states, including Florida, Nevada and Texas, have laws and/or regulations that prohibit corporations and other entities from employing physicians and practicing medicine for a profit or that prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, particular providers for medical products and services. Possible sanctions for violation of these restrictions include loss of license and civil and criminal penalties. In addition, agreements between the corporation and the physician may be considered void and unenforceable. These statutes and/or regulations vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. We do not expect these state corporate practice of medicine proscriptions to significantly affect our operations. Many states have laws and regulations which prohibit payments for referral of patients and fee-splitting with physicians. We do not make any such payments or have any such arrangements.

**EMTALA:** All of our hospitals are subject to the Emergency Medical Treatment and Active Labor Act ("EMTALA"). This federal law generally requires hospitals that are certified providers under Medicare to conduct a medical screening examination of every person who visits the hospital's emergency room for treatment and, if the patient is suffering from a medical emergency, to either stabilize the patient's condition or transfer the patient to a facility that can better handle the condition. Our obligation to screen and stabilize emergency medical conditions exists regardless of a patient's ability to pay for treatment. There are severe penalties under EMTALA if a hospital fails to screen or appropriately stabilize or transfer a patient or if the hospital delays appropriate treatment in order to first inquire about the patient's ability to pay. Penalties for violations of EMTALA include civil monetary penalties and exclusion from participation in the Medicare program. In addition to any liabilities that a hospital may incur under EMTALA, an injured patient, the patient's family or a medical facility that suffers a financial loss as a direct result of another hospital's violation of the law can bring a civil suit against the hospital unrelated to the rights granted under that statute.

The federal government broadly interprets EMTALA to cover situations in which patients do not actually present to a hospital's emergency room, but present for emergency examination or treatment to the hospital's campus, generally, or to a hospital-based clinic that treats emergency medical conditions or are transported in a hospital-owned ambulance, subject to certain exceptions. EMTALA does not generally apply to patients admitted for inpatient services; however, CMS has recently announced its intent to issue proposed rulemaking concerning the applicability of EMTALA to hospital inpatients and the responsibilities of hospitals with specialized capabilities, respectively. The government also has expressed its intent to investigate and enforce EMTALA violations actively in the future. We believe that we operate in substantial compliance with EMTALA.

**Health Care Industry Investigations:** We are subject to claims and suits in the ordinary course of business, including those arising from care and treatment afforded by our hospitals and are party to various government investigations and litigation. Please see *Item 3. Legal Proceedings* included herein for disclosure related to False Claim Act case against certain of our behavioral health care facilities located in Virginia and California and a False Claim Act investigation being conducted in connection with the implementation of implantable cardioverter defibrillators from 2003 to the present at several of our acute care facilities.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigation or litigation may result in interpretations that are inconsistent with industry practices, including ours. Although we believe our policies, procedures and practices comply with governmental regulations, no assurance can be given that we will not be subjected to inquiries or actions, or that we will not be faced with sanctions, fines or penalties in connection with the investigations. Even if we were to ultimately prevail, the government's inquiry and/or action in connection with these matters could have a material adverse effect on our future operating results.

Our substantial Medicare, Medicaid and other governmental billings may result in heightened scrutiny of our operations. It is possible that governmental entities could initiate additional investigations or litigation in the future and that such matters could result in significant penalties as well as adverse publicity. It is also possible that our executives and/or managers could be included as targets or witnesses in governmental investigations or litigation and/or named as defendants in private litigation.

**Revenue Rulings 98-15 and 2004-51:** In March 1998 and May 2004, the IRS issued guidance regarding the tax consequences of joint ventures between for-profit and not-for-profit hospitals. As a result of the tax rulings, the IRS has proposed, and may in the future propose, to revoke the tax-exempt or public charity status of certain not-for-profit entities which participate in such joint ventures or to treat joint venture income as unrelated business taxable income to them. The tax rulings have limited development of joint ventures and any adverse determination by the IRS or the courts regarding the tax-exempt or public charity status of a not-for-profit partner or the characterization of joint venture income as unrelated business taxable income could further limit joint venture development with not-for-profit hospitals, and/or require the restructuring of certain existing joint ventures with not-for-profits.

**State Rate Review:** Some states where we operate hospitals have adopted legislation mandating rate or budget review for hospitals or have adopted taxes on hospital revenues, assessments or licensure fees to fund indigent health care within the state. In the aggregate, state rate reviews and indigent tax provisions have not materially, adversely affected our results of operations.

**Compliance Program:** Our company-wide compliance program has been in place since 1998. Currently, the program's elements include a Code of Conduct, risk area specific policies and procedures, employee education and training, an internal system for reporting concerns, auditing and monitoring programs, and a means for enforcing the program's policies.

Since its initial adoption, the compliance program continues to be expanded and developed to meet the industry's expectations and our needs. Specific written policies, procedures, training and educational materials and programs, as well as auditing and monitoring activities have been prepared and implemented to address the functional and operational aspects of our business. Specific areas identified through regulatory interpretation and enforcement activities have also been addressed in our program. Claims preparation and submission, including coding, billing, and cost reports, comprise the bulk of these areas. Financial arrangements with physicians and other referral sources, including compliance with anti-kickback and Stark laws and emergency department treatment and transfer requirements are also the focus of policy and training, standardized documentation requirements, and review and audit.

***Medical Staff and Employees***

Our facilities had approximately 65,100 employees on December 31, 2010, of whom approximately 49,700 were employed full-time. Approximately 24,000 of these employees (approximately 19,300 full-time employees) are employed by the facilities acquired by us in connection with our acquisition of PSI in November, 2010. Our hospitals are staffed by licensed physicians who have been admitted to the medical staff of individual hospitals. Typically, physicians are not employees of our hospitals and in a number of our markets may have admitting privileges at other hospitals in addition to ours. Within our acute care division, approximately 125 physicians are employed either directly by certain of our facilities or affiliated by group practices structured as 501A corporations. Members of the medical staffs of our hospitals also serve on the medical staffs of hospitals not owned by us and may terminate their affiliation with our hospitals at any time. In addition, we employ approximately 250 psychiatrists within our behavioral health division. Each of our hospitals are managed on a day-to-day basis by a managing director employed by us. In addition, a Board of Governors, including members of the hospital's medical staff, governs the medical, professional and ethical practices at each hospital.

Approximately 2,100 of our employees at seven of our hospitals are unionized. At Valley Hospital Medical Center, unionized employees belong to the Culinary Workers and Bartenders Union, the International Union of Operating Engineers and the Service Employees International Union ("SEIU"). Nurses and technicians at Desert Springs Hospital are represented by the SEIU. Registered nurses at Auburn Regional Medical Center located in Washington, are represented by the United Staff Nurses Union, the technical employees are represented by the United Food and Commercial Workers, and the service employees are represented by the SEIU. At The George Washington University Hospital, unionized employees are represented by the SEIU or the Hospital Police Association. Registered Nurses, Licensed Practical Nurses, certain technicians and therapists, pharmacy assistants, and some clerical employees at HRI Hospital in Boston are represented by the SEIU. At Pennsylvania Clinical Schools, unionized employees are represented by the District Council 88, American Federation of State, County and Municipal Employees—AFL-CIO. At Brooke Glen Behavioral Hospital, unionized employees are represented by the Teamsters and the Northwestern Nurses Association/Pennsylvania Association of Staff Nurses and Allied Professionals. We believe that our relations with our employees are satisfactory.

***Competition***

The health care industry is highly competitive. In recent years, competition among healthcare providers for patients has intensified in the United States due to, among other things, regulatory and technological changes, increasing use of managed care payment systems, cost containment pressures and a shift toward outpatient treatment. In all of the geographical areas in which we operate, there are other hospitals that provide services comparable to those offered by our hospitals. In addition, some of our competitors include hospitals that are owned by tax-supported governmental agencies or by nonprofit corporations and may be supported by endowments and charitable contributions and exempt from property, sale and income taxes. Such exemptions and support are not available to us.

In some markets, certain of our competitors may have greater financial resources, be better equipped and offer a broader range of services than us. Certain hospitals that are located in the areas served by our facilities are specialty or large hospitals that provide medical, surgical and behavioral health services, facilities and equipment that are not available at our hospitals. The increase in outpatient treatment and diagnostic facilities, outpatient surgical centers and freestanding ambulatory surgical also increases competition for us.

The number and quality of the physicians on a hospital's staff are important factors in determining a hospital's success and competitive advantage. Typically, physicians are responsible for making hospital admissions decisions and for directing the course of patient treatment. We believe that physicians refer patients to a hospital primarily on the basis of the patient's needs, the quality of other physicians on the medical staff, the location of the hospital and the breadth and scope of services offered at the hospital's facilities. We strive to retain and attract qualified doctors by maintaining high ethical and professional standards and providing adequate support personnel, technologically advanced equipment and facilities that meet the needs of those physicians.

In addition, we depend on the efforts, abilities, and experience of our medical support personnel, including our nurses, pharmacists and lab technicians and other health care professionals. We compete with other health care providers in recruiting and retaining qualified hospital management, nurses and other medical personnel. Our acute care and behavioral health care facilities are experiencing the effects of a shortage of skilled nursing staff nationwide, which has caused and may continue to cause an increase in salaries, wages and benefits expense in excess of the inflation rate. In addition, in some markets like California, there are requirements to maintain specified nurse-staffing levels. To the extent we cannot meet those levels, we may by required to limit the healthcare services provided in these markets which would have a corresponding adverse effect on our net operating revenues.

Many states in which we operate hospitals have CON laws. The application process for approval of additional covered services, new facilities, changes in operations and capital expenditures is, therefore, highly competitive in these states. In those states that do not have CON laws or which set relatively high levels of expenditures before they become reviewable by state authorities, competition in the form of new services, facilities and capital spending is more prevalent. See "Regulation and Other Factors."

Our ability to negotiate favorable service contracts with purchasers of group health care services also affects our competitive position and significantly affects the revenues and operating results of our hospitals. Managed care plans attempt to direct and control the use of hospital services and to demand that we accept lower rates of payment. In addition, employers and traditional health insurers are increasingly interested in containing costs through negotiations with hospitals for managed care programs and discounts from established charges. In return, hospitals secure commitments for a larger number of potential patients. Generally, hospitals compete for service contracts with group health care service purchasers on the basis of price, market reputation, geographic location, quality and range of services, quality of the medical staff and convenience. The importance of obtaining contracts with managed care organizations varies from market to market depending on the market strength of such organizations.

A key element of our growth strategy is expansion through the acquisition of additional hospitals in select markets. The competition to acquire hospitals is significant. We face competition for acquisition candidates primarily from other for-profit health care companies, as well as from not-for-profit entities. Some of our competitors have greater resources than we do. We intend to selectively seek opportunities to expand our base of operations by adhering to our disciplined program of rational growth, but may not be successful in accomplishing acquisitions on favorable terms.

***Relationship with Universal Health Realty Income Trust***

At December 31, 2010, we held approximately 6.2% of the outstanding shares of Universal Health Realty Income Trust (the "Trust"). We serve as Advisor to the Trust under an annually renewable advisory agreement pursuant to the terms of which we conduct the Trust's day-to-day affairs, provide administrative services and present investment opportunities. In addition, certain of our officers and directors are also officers and/or directors of the Trust. Management believes that it has the ability to exercise significant influence over the Trust, therefore we account for our investment in the Trust using the equity method of accounting. We earned an advisory fee from the Trust, which is included in net revenues in the accompanying consolidated statements of income, of approximately $1.8 million during 2010 and $1.6 million during each of 2009 and 2008. Our pre-tax share of income from the Trust was $1.0 million during 2010, $1.1 million during 2009 and $900,000 during 2008 and is included in net revenues in the accompanying consolidated statements of income for each year. The carrying value of this investment was $7.3 million and $8.1 million at December 31, 2010 and 2009, respectively, and is included in other assets in the accompanying consolidated balance sheets. The market value of this investment was $28.8 million at December 31, 2010 and $25.2 million at December 31, 2009, based on the closing price of the Trust's stock on the respective dates.

Total rent expense under the operating leases on the hospital facilities with the Trust was $16.2 million during 2010, $16.3 million during 2009 and $16.1 million during 2008. In addition, certain of our subsidiaries are tenants in several medical office buildings owned by limited liability companies in which the Trust holds non-controlling ownership interests.

The Trust commenced operations in 1986 by purchasing certain properties from us and immediately leasing the properties back to our respective subsidiaries. Most of the leases were entered into at the time the Trust commenced operations and provided for initial terms of 13 to 15 years with up to six additional 5-year renewal terms. Each lease also provided for additional or bonus rental, as discussed below. The base rents are paid monthly and the bonus rents are computed and paid on a quarterly basis, based upon a computation that compares current quarter revenue to a corresponding quarter in the base year. The leases with our subsidiaries are unconditionally guaranteed by us and are cross-defaulted with one another.

Pursuant to the terms of the leases with the Trust, we have the option to renew the leases at the lease terms described above by providing notice to the Trust at least 90 days prior to the termination of the then current term. In addition, we have rights of first refusal to: (i) purchase the respective leased facilities during and for 180 days after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for 180 days after, the lease term at the same terms and conditions pursuant to any third-party offer. We also have the right to purchase the respective leased facilities at the end of the lease terms or any renewal terms at the appraised fair market value. In addition, during 2006, as part of the overall exchange and substitution transaction relating to Chalmette Medical Center ("Chalmette") which was completed during the third quarter of 2006, as well as the early five year lease renewals on Southwest Healthcare System-Inland Valley Campus ("Inland Valley"), Wellington Regional Medical Center ("Wellington"), McAllen Medical Center and The Bridgeway ("Bridgeway"), the Trust agreed to amend the Master Lease to include a change of control provision. The change of control provision grants us the right, upon one month's notice should a change of control of the Trust occur, to purchase any or all of the four leased hospital properties at their appraised fair market value purchase price.

The table below details the renewal options and terms for each of our four hospital facilities leased from the Trust:

| Hospital Name | Type of Facility | Annual Minimum Rent | End of Lease Term | Renewal Term (years) |
|---|---|---|---|---|
| McAllen Medical Center | Acute Care | $5,485,000 | December, 2011 | 20(a) |
| Wellington Regional Medical Center | Acute Care | $3,030,000 | December, 2011 | 20(b) |
| Southwest Healthcare System, Inland Valley Campus | Acute Care | $2,648,000 | December, 2011 | 20(b) |
| The Bridgeway | Behavioral Health | $ 930,000 | December, 2014 | 10(c) |

(a) We have four 5-year renewal options at existing lease rates (through 2031).

(b) We have two 5-year renewal options at existing lease rates (through 2021) and two 5-year renewal options at fair market value lease rates (2022 through 2031).

(c) We have two 5-year renewal options at fair market value lease rates (2015 through 2024).

***Executive Officers of the Registrant***

The executive officers, whose terms will expire at such time as their successors are elected, are as follows:

| Name and Age | Present Position with the Company |
|---|---|
| Alan B. Miller (73) . . . . . . . . . . . . . . | Chairman of the Board and Chief Executive Officer |
| Marc D. Miller (40) . . . . . . . . . . . . . | President and Director |
| Steve G. Filton (53) . . . . . . . . . . . . . | Senior Vice President, Chief Financial Officer and Secretary |
| Debra K. Osteen (55) . . . . . . . . . . . . | Senior Vice President, President of Behavioral Health Care Division |

Mr. Alan B. Miller has been Chairman of the Board and Chief Executive Officer since inception and also served as President from inception until May, 2009. Prior thereto, he was President, Chairman of the Board and Chief Executive Officer of American Medicorp, Inc. He currently serves as Chairman of the Board, Chief Executive Officer and President of Universal Health Realty Income Trust. Mr. Miller also serves as a Director of Penn Mutual Life Insurance Company. He is the father of Marc D. Miller, President and Director.

Mr. Marc D. Miller was elected President in May, 2009 and prior thereto served as Senior Vice President and co-head of our Acute Care Hospitals since 2007. He was elected a Director in May, 2006 and Vice President in 2005. He has served in various capacities related to our acute care division since 2000. He was elected to the Board of Trustees of Universal Health Realty Income Trust in December, 2008. He is the son of Alan B. Miller, our Chairman of the Board and Chief Executive Officer.

Mr. Filton was elected Senior Vice President and Chief Financial Officer in 2003 and he was elected Secretary in 1999. He had served as Vice President and Controller since 1991 and Director of Corporate Accounting since 1985.

Ms. Osteen was elected Senior Vice President in 2005 and serves as President of our Behavioral Health Care Division. She was elected Vice President in 2000 and has served in various capacities related to our Behavioral Health Care facilities since 1984.

## ITEM 1A. *Risk Factors*

We are subject to numerous known and unknown risks, many of which are described below and elsewhere in this Annual Report. Any of the events described below could have a material adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties that we are not aware of, or that we currently deem to be immaterial, could also impact our business and results of operations.

***A significant portion of our revenue is produced by facilities located in Nevada, Texas and California.***

**Nevada:** We own 6 acute care hospitals and 6 behavioral healthcare facilities as listed in *Item 2. Properties*. On a combined basis, these facilities contributed 23% in 2010, 24% in 2009 and 24% in 2008 of our consolidated net revenues. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 15% in 2010, 14% in 2009 and 18% in 2008 of our income from operations after net income attributable to noncontrolling interest. On a pro forma basis, assuming we had completed the acquisition of PSI on January 1, 2010, these facilities contributed 18% in 2010 of our consolidated net revenues and 10% of our income from operations after net income attributable to noncontrolling interest.

**Texas:** We own 8 acute care hospitals and 14 behavioral healthcare facilities as listed in *Item 2. Properties*. On a combined basis, these facilities contributed 19% during 2010 and 20% during each of 2009 and 2008, of our consolidated net revenues. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 15% in 2010, 16% in 2009 and 8% in 2008 of our income from operations after net income attributable to noncontrolling interest. On a pro forma basis, assuming we had completed the acquisition of PSI on January 1, 2010, these facilities contributed 17% in 2010 of our consolidated net revenues. and 13% of our income from operations after net income attributable to noncontrolling interest.

**California:** We own 4 acute care hospitals and 15 behavioral healthcare facilities as listed in *Item 2. Properties*. On a combined basis, these facilities contributed 10% of our consolidated net revenues during each of 2010, 2009 and 2008. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 4% in 2010, 5% in 2009 and 7% in 2008 of our income from operations after net income attributable to noncontrolling interest. On a pro forma basis, assuming we had completed the acquisition of PSI on January 1, 2010, these facilities contributed 9% in 2010 of our consolidated net revenues and 6% of our income from operations after net income attributable to noncontrolling interest.

The significant portion of our revenues and earnings derived from these facilities makes us particularly sensitive to legislative, regulatory, economic, environmental and competition changes in Nevada, Texas and California. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in these states could have a disproportionate effect on our overall business results.

***Our revenues and results of operations are significantly affected by payments received from the government and other third party payors.***

We derive a significant portion of our revenue from third-party payors, including the Medicare and Medicaid programs. Changes in these government programs in recent years have resulted in limitations on reimbursement and, in some cases, reduced levels of reimbursement for healthcare services. Payments from federal and state government programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and federal and state funding restrictions, all of which could materially increase or decrease program payments, as well as affect the cost of providing service to patients and the timing of payments to facilities. We are unable to predict the effect of recent and future policy changes on our operations. In addition, the uncertainty and fiscal pressures placed upon federal and state governments as a result of, among other things, the substantial deterioration in general economic conditions, the funding requirements from the federal government's stimulus package, the War on Terrorism and the relief efforts related to hurricanes and other disasters, may affect the availability of taxpayer funds for Medicare and Medicaid programs. If the rates paid or the scope of services covered by government payors are reduced, there could be a material adverse effect on our business, financial position and results of operations.

On a prospective basis (including the projected revenues generated at the facilities acquired from PSI), we expect to receive a large concentration of our Medicaid revenues from Texas and significant amounts from Pennsylvania, Illinois, Washington, D.C., Nevada and Virginia. These states, as well as most other states in which we operate, have reported significant budget deficits that have resulted in proposed reductions to Medicaid funding for 2011. We can provide no assurance that reductions to Medicaid revenues, particularly in these states, will not have a material adverse effect on our business, financial condition and results of operations.

In addition to changes in government reimbursement programs, our ability to negotiate favorable contracts with private payors, including managed care providers, significantly affects the revenues and operating results of our hospitals. Private payors, including managed care providers, increasingly are demanding that we accept lower rates of payment.

We expect continued third-party efforts to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third-party payors could have a material adverse effect on our financial position and our results of operations.

***A worsening of the economic and employment conditions in the United States could materially affect our business and future results of operations.***

Our patient volumes, revenues and financial results depend significantly on the universe of patients with health insurance, which to a large extent is dependent on the employment status of individuals in our markets. A continuation or worsening of economic conditions may result in a continued increase in the unemployment rate which will likely increase the number of individuals without health insurance. As a result, our facilities may experience a decrease in patient volumes, particularly in less intense, more elective service lines, or a significant increase in services provided to uninsured patients. These factors could have a material unfavorable impact on our future patient volumes, revenues and operating results.

Our patient revenues and payor mix during the last few years were adversely affected by economic conditions, particularly in certain markets, such as Nevada, Texas and California, where a significant portion of our revenues are concentrated and unemployment rates remain high. In our acute care business, we experienced net revenue pressures caused primarily by declining commercial payor utilization and an increase in the number of uninsured and underinsured patients treated at our facilities. We can provide no assurance that these trends will not continue. During 2010, our revenues and payor mix within our acute care operations have been volatile and are unfavorable compared to the comparable prior year period, making it difficult to predict the results for 2011 or thereafter.

***We are subject to uncertainties regarding health care reform.***

On March 23, 2010, President Obama signed into law the Patient Protection and Affordable Care Act (the "PPACA"). The Healthcare and Education Reconciliation Act of 2010 (the "Reconciliation Act"), which contains a number of amendments to the PPACA, was signed into law on March 30, 2010. Two primary goals of the PPACA, combined with the Reconciliation Act (collectively referred to as the "Legislation"), are to provide for increased access to coverage for healthcare and to reduce healthcare-related expenses.

Although it is expected that as a result of the Legislation there may be a reduction in uninsured patients, which should reduce our expense from uncollectible accounts receivable, the Legislation makes a number of other changes to Medicare and Medicaid which we believe may have an adverse impact on us. The Legislation revises reimbursement under the Medicare and Medicaid programs to emphasize the efficient delivery of high quality care and contains a number of incentives and penalties under these programs to achieve these goals. The Legislation provides for decreases in the annual market basket update for federal fiscal years 2010 through 2019, a productivity offset to the market basket update beginning October 1, 2011 for Medicare Part B reimbursable items and services and beginning October 1, 2012 for Medicare inpatient hospital services. The Legislation will reduce Medicare and Medicaid disproportionate share payments beginning in 2014, which would adversely impact the reimbursement we receive under these programs. The Legislation implements a value-based purchasing program, which will reward the delivery of efficient care. Conversely, certain facilities will receive reduced reimbursement for failing to meet quality parameters; such hospitals may include those with excessive readmission or hospital-acquired condition rates.

The various provisions in the Legislation that directly or indirectly affect reimbursement are scheduled to take effect over a number of years. Legislation provisions are likely to be affected by the incomplete nature of implementing regulations or expected forthcoming interpretive guidance, gradual implementation, future legislation, and possible judicial nullification of all or certain provisions of the Legislation. Further Legislation provisions, such as those creating the Medicare Shared Savings Program and the Independent Payment Advisory Board, create certain flexibilities in how healthcare may be reimbursed by federal programs in the future. Thus, we cannot predict the impact of the Legislation on our future reimbursement at this time.

The Legislation also contains provisions aimed at reducing fraud and abuse in healthcare. The Legislation amends several existing laws, including the federal Anti-Kickback Statute and the False Claims Act, making it easier for government agencies and private plaintiffs to prevail in lawsuits brought against healthcare providers. Congress revised the intent requirement of the Anti-Kickback Statute to provide that a person is not required to "have actual knowledge or specific intent to commit a violation of" the Anti-Kickback Statute in order to be found guilty of violating such law. The Legislation also provides that any claims for items or services that violate the Anti-Kickback Statute are also considered false claims for purposes of the federal civil False Claims Act. The Legislation provides that a healthcare provider that retains an overpayment in excess of 60 days is subject to the federal civil False Claims Act. The Legislation also expands the Recovery Audit Contractor program to Medicaid. These amendments also make it easier for severe fines and penalties to be imposed on healthcare providers that violate applicable laws and regulations.

We have partnered with local physicians in the ownership of certain of our facilities. These investments have been permitted under an exception to the physician self-referral law. The Legislation permits existing physician investments in a hospital to continue under a "grandfather" clause if the arrangement satisfies certain requirements and restrictions, but physicians are prohibited, effective immediately, from increasing the aggregate percentage of their ownership in the hospital. The Legislation also imposes certain compliance and disclosure requirements upon existing physician-owned hospitals and restricts the ability of physician-owned hospitals to expand the capacity of their facilities.

The impact of the Legislation on each of our hospitals may vary. Because Legislation provisions are effective at various times over the next several years, we anticipate that many of the provisions in the Legislation may be subject to further revision or judicial nullification. We cannot predict the impact the Legislation may have on our business, results of operations, cash flow, capital resources and liquidity, or whether we will be able to successfully adapt to the changes required by the Legislation.

***We are required to treat patients with emergency medical conditions regardless of ability to pay.***

In accordance with our internal policies and procedures, as well as the Emergency Medical Treatment and Active Labor Act, or EMTALA, we provide a medical screening examination to any individual who comes to one of our hospitals while in active labor and/or seeking medical treatment (whether or not such individual is eligible for insurance benefits and regardless of ability to pay) to determine if such individual has an emergency medical condition. If it is determined that such person has an emergency medical condition, we provide such further medical examination and treatment as is required to stabilize the patient's medical condition, within the facility's capability, or arrange for transfer of such individual to another medical facility in accordance with applicable law and the treating hospital's written procedures. Our obligations under EMTALA may increase substantially going forward; CMS has recently announced its intent to issue proposed rulemaking concerning the applicability of EMTALA to hospital inpatients and the responsibilities of hospitals with specialized capabilities, respectively. If the number of indigent and charity care patients with emergency medical conditions we treat increases significantly, or if regulations expanding our obligations to inpatients under EMTALA is proposed and adopted, our results of operations will be harmed.

***An increase in uninsured and underinsured patients in our acute care facilities or the deterioration in the collectability of the accounts of such patients could harm our results of operations.***

Collection of receivables from third-party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill that is the patient's responsibility, which primarily includes co-payments and deductibles. We estimate our provisions for doubtful accounts based on general factors such as payor mix, the agings of the receivables and historical collection experience. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions that might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. Significant changes in business office operations, payor mix, economic conditions or trends in federal and state governmental health coverage could affect our collection of accounts receivable, cash flow and results of operations. If we experience unexpected increases in the growth of uninsured and underinsured patients or in bad debt expenses, our results of operations will be harmed.

***Our hospitals face competition for patients from other hospitals and health care providers.***

The healthcare industry is highly competitive, and competition among hospitals, and other healthcare providers for patients and physicians has intensified in recent years. In all of the geographical areas in which we operate, there are other hospitals that provide services comparable to those offered by our hospitals. Some of our competitors include hospitals that are owned by tax-supported governmental agencies or by nonprofit corporations and may be supported by endowments and charitable contributions and exempt from property, sales and income taxes. Such exemptions and support are not available to us.

In some markets, certain of our competitors may have greater financial resources, be better equipped and offer a broader range of services than we. The number of inpatient facilities, as well as outpatient surgical and diagnostic centers, many of which are fully or partially owned by physicians, in the geographic areas in which we operate has increased significantly. As a result, most of our hospitals operate in an increasingly competitive environment.

If our competitors are better able to attract patients, recruit physicians and other healthcare professionals, expand services or obtain favorable managed care contracts at their facilities, we may experience a decline in patient volume and our business may be harmed.

***Our performance depends on our ability to recruit and retain quality physicians.***

Typically, physicians are responsible for making hospital admissions decisions and for directing the course of patient treatment. As a result, the success and competitive advantage of our hospitals depends, in part, on the number and quality of the physicians on the medical staffs of our hospitals, the admitting practices of those physicians and our maintenance of good relations with those physicians. Physicians generally are not employees of our hospitals, and, in a number of our markets, physicians have admitting privileges at other hospitals in addition to our hospitals. They may terminate their affiliation with us at any time. If we are unable to provide high ethical and professional standards, adequate support personnel and technologically advanced equipment and facilities that meet the needs of those physicians, they may be discouraged from referring patients to our facilities and our results of operations may decline.

It may become difficult for us to attract and retain an adequate number of physicians to practice in certain of the non-urban communities in which our hospitals are located. Our failure to recruit physicians to these communities or the loss of physicians in these communities could make it more difficult to attract patients to our hospitals and thereby may have a material adverse effect on our business, financial condition and results of operations.

***Our performance depends on our ability to attract and retain qualified nurses and medical support staff and we face competition for staffing that may increase our labor costs and harm our results of operations.***

We depend on the efforts, abilities, and experience of our medical support personnel, including our nurses, pharmacists and lab technicians and other healthcare professionals. We compete with other healthcare providers in recruiting and retaining qualified hospital management, nurses and other medical personnel.

The nationwide shortage of nurses and other medical support personnel has been a significant operating issue facing us and other healthcare providers. This shortage may require us to enhance wages and benefits to recruit and retain nurses and other medical support personnel or require us to hire expensive temporary personnel. In addition, in some markets like California, there are requirements to maintain specified nurse-staffing levels. To the extent we cannot meet those levels, we may be required to limit the healthcare services provided in these markets, which would have a corresponding adverse effect on our net operating revenues.

We cannot predict the degree to which we will be affected by the future availability or cost of attracting and retaining talented medical support staff. If our general labor and related expenses increase, we may not be able to raise our rates correspondingly. Our failure to either recruit and retain qualified hospital management, nurses and other medical support personnel or control our labor costs could harm our results of operations.

***If we fail to comply with extensive laws and government regulations, we could suffer civil or criminal penalties or be required to make significant changes to our operations that could reduce our revenue and profitability.***

The healthcare industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things: hospital billing practices and prices for services; relationships with physicians and other referral sources; adequacy of medical care and quality of medical equipment and services; ownership of facilities; qualifications of medical and support personnel; confidentiality, maintenance and security issues associated with health-related information and patient medical records; the screening, stabilization and transfer of patients who have emergency medical conditions; certification, licensure and accreditation of our facilities; operating policies and procedures, and; construction or expansion of facilities and services.

Among these laws are the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the federal anti-kickback statute and the provision of the Social Security Act commonly known as the "Stark Law." These laws, and particularly the anti-kickback statute and the Stark Law, impact the relationships that we may have with physicians and other referral sources. We have a variety of financial relationships with physicians who refer patients to our facilities, including employment contracts, leases and professional service agreements. We also provide financial incentives, including minimum revenue guarantees, to recruit physicians into communities served by our hospitals. The Office of the Inspector General of the Department of Health and Human Services, or OIG, has enacted safe harbor regulations that outline practices that are deemed protected from prosecution under the anti-kickback statute. A number of our current arrangements, including financial relationships with physicians and other referral sources, may not qualify for safe harbor protection under the anti-kickback statute. Failure to meet a safe harbor does not mean that the arrangement necessarily violates the anti-kickback statute, but may subject the arrangement to greater scrutiny. We cannot assure that practices that are outside of a safe harbor will not be found to violate the anti-kickback statute. CMS recently published a Medicare self-referral disclosure protocol, which is intended to allow providers to self-disclose actual or potential violations of the Stark law. Because there are only a few judicial decisions interpreting the Stark law, there can be no assurance that our hospitals will not be found in violation of the Stark law or that self-disclosure of a potential violation would result in reduced penalties.

These laws and regulations are extremely complex, and, in many cases, we do not have the benefit of regulatory or judicial interpretation. In the future, it is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws (see *Item 3-Legal Proceedings*), or the public announcement that we are being investigated for possible violations of one or more of these laws, could have a material adverse effect on our business, financial condition or results of operations and our business reputation could suffer significantly. In addition, we cannot predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be. See *Item 1 Business—Self-Referral and Anti-Kickback Legislation*.

If we are deemed to have failed to comply with the anti-kickback statute, the Stark Law or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more facilities), and exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state healthcare programs. The imposition of such penalties could have a material adverse effect on our business, financial condition or results of operations.

***We may be subject to liabilities from claims brought against our facilities.***

We are subject to medical malpractice lawsuits, product liability lawsuits, class action lawsuits and other legal actions in the ordinary course of business. Some of these actions may involve large claims, as well as significant defense costs. We cannot predict the outcome of these lawsuits or the effect that findings in such lawsuits may have on us. All professional and general liability insurance we purchase is subject to policy limitations. We believe that, based on our past experience and actuarial estimates, our insurance coverage is adequate considering the claims arising from the operations of our hospitals. While we continuously monitor our coverage, our ultimate liability for professional and general liability claims could change materially from our current estimates. If such policy limitations should be partially or fully exhausted in the future, or payments of claims exceed our estimates or are not covered by our insurance, it could have a material adverse effect on our operations.

***We may be subject to governmental investigations, regulatory actions and whistleblower lawsuits***

The federal False Claims Act permits private parties to bring qui tam, or whistleblower, lawsuits against companies. Whistleblower provisions allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware.

In 2009, we agreed to settle a qui tam lawsuit relating to our South Texas Health System after many years of governmental investigations. Some of our subsidiaries operating small behavioral healthcare facilities in Virginia and California are currently the subject of governmental investigations and, in two cases, a qui tam action in which the government intervened and is charging violations of the False Claims Act. We cannot predict whether we will be the subject of additional investigations or whistleblower lawsuits. Any determination that we have violated applicable laws and regulations may have a material adverse effect on us.

***If any of our existing health care facilities lose their accreditation or any of our new facilities fail to receive accreditation, such facilities could become ineligible to receive reimbursement under Medicare or Medicaid.***

The construction and operation of healthcare facilities are subject to extensive federal, state and local regulation relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting and compliance with building codes and environmental protection. Additionally, such facilities are subject to periodic inspection by government authorities to assure their continued compliance with these various standards.

All of our hospitals are deemed certified, meaning that they are accredited, properly licensed under the relevant state laws and regulations and certified under the Medicare program. The effect of maintaining certified facilities is to allow such facilities to participate in the Medicare and Medicaid programs. We believe that all of our healthcare facilities are in material compliance with applicable federal, state, local and other relevant regulations and standards. However, should any of our healthcare facilities lose their deemed certified status and thereby lose certification under the Medicare or Medicaid programs, such facilities would be unable to receive reimbursement from either of those programs and our business could be materially adversely effected.

During the third quarter of 2009, Southwest Healthcare System ("SWHCS"), which operates Rancho Springs Medical Center and Inland Valley Regional Medical Center in Riverside County, California, entered into an agreement with the Center for Medicare and Medicaid Services ("CMS"). The agreement required SWHCS to engage an independent quality monitor to assist SWHCS in meeting all CMS' conditions of participation. Further, the agreement provided that, during the last 60 days of the agreement, CMS would conduct a full Medicare certification survey. That survey took place the week of January 11, 2010.

In April, 2010, SWHCS received notification from CMS that it intended to effectuate the termination of SWHCS's Medicare provider agreement effective June 1, 2010. In May, 2010, SWHCS entered into an agreement with CMS which abated the termination action scheduled for June 1, 2010. The agreement is one year in duration and required SWHCS to engage independent experts in various disciplines to analyze and develop implementation plans for SWHCS to meet the Medicare conditions of participation. At the conclusion of the agreement, CMS will conduct a full certification survey to determine if SWHCS has achieved substantial compliance with the Medicare conditions of participation. During the term of the agreement, SWHCS remains eligible to receive reimbursements from Medicare for services rendered to Medicare beneficiaries.

Also in April, 2010, SWHCS received notification from the California Department of Public Health ("CDPH") indicating that it planned to initiate a process to revoke SWHCS's hospital license. In May, 2010, SWHCS received the formal document related to the revocation action. In September, 2010, SWHCS entered into an agreement with CDPH relating to the license revocation. The terms of the CDPH agreement are substantially similar to those contained in the agreement with CMS. As a result of the agreement, SWHCS's hospital license remains in effect pending the outcome of the CMS full certification survey which will occur at the end of the agreement. Pursuant to the results of the CMS full certification survey, which we anticipate occurring in mid-year, 2011, should SWHCS be deemed to have achieved substantial compliance with the Medicare conditions of participation, CDPH shall deem SWHCS's license to be in good standing. Failure of SWHCS to achieve substantial compliance with the Medicare conditions of participation, pursuant to CMS's full certification survey, will likely have a material adverse impact on SWHCS's ability to continue to operate the facilities.

As a result of the matters discussed above, we were not previously permitted to open newly constructed capacity at Rancho Springs Medical Center and Inland Valley Medical Center. However, in February, 2011, we received permission from CDPH to begin accessing the new capacity. Unrelated to these developments, we expect a competitor to open a newly constructed acute care hospital during the first quarter of 2011. We are unable to predict the net impact of these developments on SWHCS's results of operations in 2011 and beyond.

Rancho Springs Medical Center and Inland Valley Medical Center remain fully committed to providing high-quality healthcare to their patients and the communities they serve. We therefore intend to work expeditiously and collaboratively with both CMS and CDPH in an effort to resolve these matters, although there can be no assurance we will be able to do so. Failure to resolve these matters could have a material adverse effect on us. For the years ended December 31, 2010 and 2009, after deducting an allocation for corporate overhead expense, SWHCS generated approximately 1.1% and 4.3%, respectively, of our income from operations after income attributable to noncontrolling interest.

***We may not be able to successfully integrate our acquisition of PSI or realize the potential benefits of the acquisition, which could cause an adverse effect on us.***

We may not be able to combine successfully the operations of PSI with our operations, and, even if such integration is accomplished, we may never realize the potential benefits of the acquisition. The integration of PSI with our operations requires significant attention from management and may impose substantial demands on our operations or other projects. The integration of PSI also involves a significant capital commitment, and the return that we achieve on any capital invested may be less than the return that we would achieve on our other projects or investments. Any of these factors could cause delays or increased costs of combining PSI with us and could adversely affect our operations, financial results and liquidity.

***Our level of indebtedness that we incurred in connection with the acquisition of PSI could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under the agreements relating to our indebtedness.***

Our level of indebtedness that we incurred in connection with the acquisition of PSI could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and could potentially prevent us from meeting our obligations under the agreements relating to our indebtedness.

In connection with the consummation of our acquisition of PSI, in addition to undertaking a $250 million offering of notes in September, 2010, we obtained a debt financing commitment of $3.45 billion under a senior credit facility consisting of an $800 million revolving credit facility, a $1.05 billion term loan A facility and a $1.6 billion term loan B facility. The senior credit facility became effective upon closing of the acquisition of PSI, which occurred in November, 2010. We also obtained an amended $240 million accounts receivable securitization facility during 2010 (increased from $200 million).

As of December 31, 2010, after giving effect to the use of proceeds from the various debt financing sources mentioned above, our total debt was $3.92 billion and we had $577 million of unused borrowing capacity under our senior credit and accounts receivable securitization facilities, after taking into account $71 million of outstanding letters of credit and $3 million of outstanding borrowings pursuant to our short-term, on-demand note.

Subject to the limits contained in the credit agreement governing our senior credit facility, the indenture that governs the notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Our leverage could result in unfavorable impact on us, including the following:

- it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
- a substantial portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes, including our operations, capital expenditures and future business opportunities;
- some of our borrowings, including borrowings under the credit facilities, are at variable rates of interest, exposing us to the risk of increased interest rates;
- it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt, and;
- we may be vulnerable in a downturn in general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our operations.

***Our growth strategy depends, in part, on acquisitions, and we may not be able to continue to acquire hospitals that meet our target criteria. We may also have difficulties acquiring hospitals from not-for-profit entities due to regulatory scrutiny.***

Acquisitions of hospitals in select markets are a key element of our growth strategy. We face competition for acquisition candidates primarily from other for-profit healthcare companies, as well as from not-for-profit entities. Some of our competitors have greater resources than we do. Also, suitable acquisitions may not be accomplished due to unfavorable terms.

In addition, many states have enacted, or are considering enacting, laws that affect the conversion or sale of not-for-profit hospitals to for-profit entities. These laws generally require prior approval from the state attorney general, advance notification and community involvement. In addition, attorneys general in states without specific conversion legislation may exercise discretionary authority over such transactions. Although the level of government involvement varies from state to state, the trend is to provide for increased governmental review and, in some cases, approval of a transaction in which a not-for-profit entity sells a healthcare facility to a for-profit entity. The adoption of new or expanded conversion legislation, increased review of not-for-profit hospital conversions or our inability to effectively compete against other potential purchasers could make it more difficult for us to acquire additional hospitals, increase our acquisition costs or make it difficult for us to acquire hospitals that meet our target acquisition criteria, any of which could adversely affect our growth strategy and results of operations.

Further, the cost of an acquisition could result in a dilutive effect on our results of operations, depending on various factors, including the amount paid for the acquisition, the acquired hospital's results of operations, allocation of the purchase price, effects of subsequent legislation and limits on rate increases.

***We may fail to improve or integrate the operations of the hospitals we acquire, which could harm our results of operations and adversely affect our growth strategy.***

We may be unable to timely and effectively integrate the hospitals that we acquire with our ongoing operations. We may experience delays in implementing operating procedures and systems in newly acquired hospitals. Integrating a new hospital could be expensive and time consuming and could disrupt our ongoing business, negatively affect cash flow and distract management and other key personnel. In addition, acquisition activity requires transitions from, and the integration of, operations and, usually, information systems that are used by acquired hospitals. In addition, some of the hospitals we acquire had significantly lower operating margins than the hospitals we operate prior to the time of our acquisition. If we fail to improve the operating margins of the hospitals we acquire, operate such hospitals profitably or effectively integrate the operations of acquired hospitals, our results of operations could be harmed.

***If we acquire hospitals with unknown or contingent liabilities, we could become liable for material obligations.***

Hospitals that we acquire may have unknown or contingent liabilities, including, but not limited to, liabilities for failure to comply with applicable laws and regulations. Although we typically attempt to exclude significant liabilities from our acquisition transactions and seek indemnification from the sellers of such hospitals for these matters, we could experience difficulty enforcing those obligations or we could incur material liabilities for the past activities of hospitals we acquire. Such liabilities and related legal or other costs and/or resulting damage to a facility's reputation could harm our business.

***Our subsidiary, PSI, and its subsidiaries, are subject to pending legal actions, governmental investigations and regulatory actions.***

Our subsidiary, PSI, and its subsidiaries, are subject to pending legal actions, governmental investigations and regulatory actions (see *Item 3-Legal Proceedings*).

***State efforts to regulate the construction or expansion of health care facilities could impair our ability to expand.***

Many of the states in which we operate hospitals have enacted Certificates of Need, or CON, laws as a condition prior to hospital capital expenditures, construction, expansion, modernization or initiation of major new services. Our failure to obtain necessary state approval could result in our inability to complete a particular hospital acquisition, expansion or replacement, make a facility ineligible to receive reimbursement under the Medicare or Medicaid programs, result in the revocation of a facility's license or impose civil or criminal penalties on us, any of which could harm our business.

In addition, significant CON reforms have been proposed in a number of states that would increase the capital spending thresholds and provide exemptions of various services from review requirements. In the past, we have not experienced any material adverse effects from those requirements, but we cannot predict the impact of these changes upon our operations.

***Controls designed to reduce inpatient services may reduce our revenues.***

Controls imposed by third-party payors designed to reduce admissions and lengths of stay, commonly referred to as "utilization review," have affected and are expected to continue to affect our facilities. Utilization review entails the review of the admission and course of treatment of a patient by managed care plans. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required preadmission authorization and utilization review and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Efforts to impose more stringent cost controls are expected to continue. Although we cannot predict the effect these changes will have on our operations, significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on our business, financial position and results of operations.

***Fluctuations in our operating results, quarter to quarter earnings and other factors may result in decreases in the price of our common stock.***

The stock markets have experienced volatility that has often been unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our common stock and, as a result, there may be significant volatility in the market price of our common stock. If we are unable to operate our hospitals as profitably as we have in the past or as our stockholders expect us to in the future, the market price of our common stock will likely decline as stockholders could sell shares of our common stock when it becomes apparent that the market expectations may not be realized.

In addition to our operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our common stock and increase fluctuations in our quarterly earnings. These factors include certain of the risks discussed herein, demographic changes, operating results of other hospital companies, changes in our financial estimates or recommendations of securities analysts, speculation in the press or investment community, the possible effects of war, terrorist and other hostilities, adverse weather conditions, the level of seasonal illnesses, managed care contract negotiations and terminations, changes in general conditions in the economy or the financial markets, or other developments affecting the health care industry.

***We are subject to significant corporate regulation as a public company and failure to comply with all applicable regulations could subject us to liability or negatively affect our stock price.***

As a publicly traded company, we are subject to a significant body of regulation, including the Sarbanes-Oxley Act of 2002. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements, we cannot provide assurance that we are or will be in compliance with all potentially applicable corporate regulations. For example, we cannot provide assurance that, in the future, our management will not find a material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We also cannot provide assurance that we could correct any such weakness to allow our management to assess the effectiveness of our internal control over financial reporting as of the end of our fiscal year in time to enable our independent registered public accounting firm to state that such assessment will have been fairly stated in our Annual Report on Form 10-K or state that we have maintained effective internal control over financial reporting as of the end of our fiscal year. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we must disclose any material weakness in our internal control over financial reporting, our stock price could decline.

***Different interpretations of accounting principles could have a material adverse effect on our results of operations or financial condition.***

Generally accepted accounting principles are complex, continually evolving and may be subject to varied interpretation by us, our independent registered public accounting firm and the SEC. Such varied interpretations could result from differing views related to specific facts and circumstances. Differences in interpretation of generally accepted accounting principles could have a material adverse effect on our financial position or results of operations.

***We continue to see rising costs in construction materials and labor. Such increased costs could have an adverse effect on the cash flow return on investment relating to our capital projects.***

The cost of construction materials and labor has significantly increased. As we continue to invest in modern technologies, emergency rooms and operating room expansions, the construction of medical office buildings for physician expansion and reconfiguring the flow of patient care, we spend large amounts of money generated from our operating cash flow or borrowed funds. In addition, we have a commitment with an unrelated third party to build a newly constructed facility with a specified minimum number of beds and services. Although we evaluate the financial feasibility of such projects by determining whether the projected cash flow return on investment exceeds our cost of capital, such returns may not be achieved if the cost of construction continues to rise significantly or the expected patient volumes are not attained.

***The deterioration of credit and capital markets may adversely affect our access to sources of funding and we cannot be certain of the availability and terms of capital to fund the growth of our business when needed.***

We require substantial capital resources to fund our acquisition growth strategy and our ongoing capital expenditure programs for renovation, expansion, construction and addition of medical equipment and technology. We believe that our capital expenditure program is adequate to expand, improve and equip our existing hospitals. We cannot predict, however, whether financing for our growth plans and capital expenditure programs will be available to us on satisfactory terms when needed, which could harm our business.

To fund all or a portion of our future financing needs, we rely on borrowings from various sources including fixed rate, long-term debt as well as borrowings pursuant to our revolving credit facility and accounts receivable securitization program. If any of the lenders were unable to fulfill their future commitments, our liquidity could be impacted, which could have a material unfavorable impact our results of operations and financial condition.

In addition, global capital markets have experienced volatility that has tightened access to capital markets and other sources of funding. In the event we need to access the capital markets or other sources of financing, there can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable time. Our inability to obtain financing on terms acceptable to us could have a material unfavorable impact on our results of operations, financial condition and liquidity.

***We depend heavily on key management personnel and the departure of one or more of our key executives or a significant portion of our local hospital management personnel could harm our business.***

The expertise and efforts of our senior executives and key members of our local hospital management personnel are critical to the success of our business. The loss of the services of one or more of our senior executives or of a significant portion of our local hospital management personnel could significantly undermine our management expertise and our ability to provide efficient, quality healthcare services at our facilities, which could harm our business.

***The number of outstanding shares of our Class B Common Stock is subject to potential increases or decreases.***

At December 31, 2010, 23,588,743 shares of Class B Common Stock were reserved for issuance upon conversion of shares of Class A, C and D Common Stock outstanding, for issuance upon exercise of options to purchase Class B Common Stock and for issuance of stock under other incentive plans. Class A, C and D Common Stock are convertible on a share for share basis into Class B Common Stock. To the extent that these shares were converted into or exercised for shares of Class B Common Stock, the number of shares of Class B Common Stock available for trading in the public market place would increase substantially and the holders of Class B Common Stock would own a smaller percentage of that class.

In addition, from time-to-time our Board of Directors approve stock repurchase programs authorizing us to purchase shares of our Class B Common Stock on the open market at prevailing market prices or in negotiated transactions off the market. Such repurchases decrease the number of outstanding shares of our Class B Common Stock. Conversely, as a potential means of generating additional funds to operate and expand our business, we may from time-to-time issue equity through the sale of stock which would increase the number of outstanding shares of our Class B Common Stock. Based upon factors such as, but not limited to, the market price of our stock, interest rate on borrowings and uses or potential uses for cash, repurchase or issuance of our stock could have a dilutive effect on our future basic and diluted earnings per share.

***The right to elect the majority of our Board of Directors and the majority of the general shareholder voting power resides with the holders of Class A and C Common Stock, the majority of which is owned by Alan B. Miller, our Chief Executive Officer and Chairman of our Board of Directors.***

Our Restated Certificate of Incorporation provides that, with respect to the election of directors, holders of Class A Common Stock vote as a class with the holders of Class C Common Stock, and holders of Class B Common Stock vote as a class with holders of Class D Common Stock, with holders of all classes of our Common Stock entitled to one vote per share.

As of March 31, 2010, the shares of Class A and Class C Common Stock constituted 7.5% of the aggregate outstanding shares of our Common Stock, had the right to elect six members of the Board of Directors and constituted 87.3% of our general voting power. As of March 31, 2010, the shares of Class B and Class D Common Stock (excluding shares issuable upon exercise of options) constituted 92.5% of the outstanding shares of our Common Stock, had the right to elect two members of the Board of Directors and constituted 12.7% of our general voting power.

As to matters other than the election of directors, our Restated Certificate of Incorporation provides that holders of Class A, Class B, Class C and Class D Common Stock all vote together as a single class, except as otherwise provided by law.

Each share of Class A Common Stock entitles the holder thereof to one vote; each share of Class B Common Stock entitles the holder thereof to one-tenth of a vote; each share of Class C Common Stock entitles the holder thereof to 100 votes (provided the holder of Class C Common Stock holds a number of shares of Class A Common Stock equal to ten times the number of shares of Class C Common Stock that holder holds); and each share of Class D Common Stock entitles the holder thereof to ten votes (provided the holder of Class D Common Stock holds a number of shares of Class B Common Stock equal to ten times the number of shares of Class D Common Stock that holder holds).

In the event a holder of Class C or Class D Common Stock holds a number of shares of Class A or Class B Common Stock, respectively, less than ten times the number of shares of Class C or Class D Common Stock that holder holds, then that holder will be entitled to only one vote for every share of Class C Common Stock, or one-tenth of a vote for every share of Class D Common Stock, which that holder holds in excess of one-tenth the number of shares of Class A or Class B Common Stock, respectively, held by that holder. The Board of Directors, in its discretion, may require beneficial owners to provide satisfactory evidence that such owner holds ten times as many shares of Class A or Class B Common Stock as Class C or Class D Common Stock, respectively, if such facts are not apparent from our stock records.

Since a substantial majority of the Class A shares and Class C shares are controlled by Mr. Alan B. Miller and members of his family who are also directors and officers of our company, and they can elect a majority of our company's directors and effect or reject most actions requiring approval by stockholders without the vote of any other stockholders, there are potential conflicts of interest in overseeing the management of our company.

In addition, because this concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses, our business and prospects and the trading price of our securities could be adversely affected.

**ITEM 1B.** ***Unresolved Staff Comments***

None.

**ITEM 2.** ***Properties***

***Executive Offices***

We own an office building with approximately 100,000 square feet available for use located on 11 acres of land in King of Prussia, Pennsylvania.

***Facilities***

The following tables set forth the name, location, type of facility and, for acute care hospitals and behavioral health care facilities, the number of licensed beds:

**Acute Care Hospitals**

| Name of Facility | Location | Number of Beds | Real Property Ownership Interest |
|---|---|---|---|
| Aiken Regional Medical Centers | Aiken, South Carolina | 183 | Owned |
| Aurora Pavilion | Aiken, South Carolina | 47 | Owned |
| Auburn Regional Medical Center | Auburn, Washington | 159 | Owned |
| Centennial Hills Hospital Medical Center (1) | Las Vegas, Nevada | 165 | Owned |
| Corona Regional Medical Center | Corona, California | 240 | Owned |
| Desert Springs Hospital (1) | Las Vegas, Nevada | 286 | Owned |
| Doctors' Hospital of Laredo (10) | Laredo, Texas | 180 | Owned |
| Fort Duncan Regional Medical Center | Eagle Pass, Texas | 101 | Owned |
| The George Washington University Hospital (2) | Washington, D.C. | 371 | Owned |
| Lakewood Ranch Medical Center | Bradenton, Florida | 120 | Owned |
| Manatee Memorial Hospital | Bradenton, Florida | 319 | Owned |
| Northern Nevada Medical Center | Sparks, Nevada | 100 | Owned |
| Northwest Texas Healthcare System | Amarillo, Texas | 404 | Owned |
| The Pavilion at Northwest Texas Healthcare System | Amarillo, Texas | 85 | Owned |
| Palmdale Regional Medical Center | Palmdale, California | 121 | Owned |
| South Texas Health System (4) | | | |
| Edinburg Regional Medical Center | Edinburg, Texas | 127 | Owned |
| Edinburg Children's Hospital | Edinburg, Texas | 86 | Owned |
| McAllen Medical Center (3) | McAllen, Texas | 441 | Leased |
| McAllen Heart Hospital | McAllen, Texas | 60 | Owned |
| South Texas Behavioral Health Center | McAllen, Texas | 134 | Owned |
| Southwest Healthcare System | | | |
| Inland Valley Campus (3) | Wildomar, California | 122 | Leased |
| Rancho Springs Campus | Murrieta, California | 96 | Owned |
| Spring Valley Hospital Medical Center (1) | Las Vegas, Nevada | 231 | Owned |
| St. Mary's Regional Medical Center | Enid, Oklahoma | 245 | Owned |
| Summerlin Hospital Medical Center (1) | Las Vegas, Nevada | 454 | Owned |
| Texoma Medical Center | Denison, Texas | 194 | Owned |
| TMC Behavioral Health Center | Denison, Texas | 60 | Owned |
| Valley Hospital Medical Center (1) | Las Vegas, Nevada | 404 | Owned |
| Wellington Regional Medical Center (3) | West Palm Beach, Florida | 158 | Leased |

**Behavioral Health Care Facilities**

| Name of Facility | Location | Number of Beds | Real Property Ownership Interest |
|---|---|---|---|
| Alabama Clinical Schools | Birmingham, Alabama | 80 | Owned |
| Alhambra Hospital (11) | Rosemead, California | 103 | Owned |
| Alliance Health Center (11) | Meridian, Mississippi | 214 | Owned |
| Anchor Hospital | Atlanta, Georgia | 111 | Owned |
| Arbour Counseling Services | Rockland, Massachusetts | — | Owned |
| The Arbour Hospital | Boston, Massachusetts | 118 | Owned |
| Arbour Senior Care | Rockland, Massachusetts | — | Owned |
| Arbour-Fuller Hospital | South Attleboro, Massachusetts | 101 | Owned |
| Arbour-HRI Hospital | Brookline, Massachusetts | 68 | Owned |
| Arrowhead Behavioral Health (11) | Maumee, Ohio | 52 | Owned |
| Atlantic Shores Hospital (11) | Fort Lauderdale, Florida | 72 | Owned |
| Austin Lakes Hospital (11) | Austin, Texas | 52 | Leased |
| Behavioral Educational Services (11) | Riverdale, Florida | — | Leased |
| Belmont Pines Hospital (11) | Youngstown, Ohio | 102 | Owned |
| Benchmark Behavioral Health System (11) | Woods Cross, Utah | 84 | Owned |
| Bloomington Meadows Hospital (11) | Bloomington, Indiana | 78 | Owned |
| Blue Mountain Academy | Grand Terrace, California | — | Owned |
| Boulder Creek Academy | Bonners Ferry, Idaho | 100 | Owned |
| Brentwood Behavioral Health of Mississippi (11) | Flowood, Mississippi | 105 | Owned |
| Brentwood Hospital (11) | Shreveport, Louisiana | 200 | Owned |
| The Bridgeway (3) | North Little Rock, Arkansas | 114 | Leased |
| Bristol Youth Academy | Bristol, Florida | 80 | Owned |
| Brook Hospital—Dupont (11) | Louisville, Kentucky | 86 | Owned |
| Brook Hospital—KMI (11) | Louisville, Kentucky | 106 | Owned |
| Brooke Glen Behavioral Hospital (11) | Fort Washington, Pennsylvania | 146 | Owned |
| Brynn Marr Hospital (11) | Jacksonville, North Carolina | 100 | Owned |
| Calvary Addiction Recovery Center (11) | Phoenix, Arizona | 50 | Owned |
| Canyon Ridge Hospital (11) | Chino, California | 106 | Owned |
| The Carolina Center for Behavioral Health | Greer, South Carolina | 89 | Owned |
| Cedar Grove Residential Treatment Center | Murfreesboro, Tennessee | 34 | Owned |
| Cedar Ridge | Oklahoma City, Oklahoma | 36 | Owned |
| Cedar Ridge Residential Treatment Center | Oklahoma City, Oklahoma | 80 | Owned |
| Cedar Springs Behavioral Health (11) | Colorado Springs, Colorado | 110 | Owned |
| Centennial Peaks | Louisville, Colorado | 72 | Owned |
| Center for Change | Orem, Utah | 58 | Owned |
| Central Florida Behavioral Hospital | Orlando, Florida | 120 | Owned |
| Chicago Children's Center for Behavioral Health (11) | Chicago, Illinois | 40 | Leased |
| Clarion Psychiatric Center | Clarion, Pennsylvania | 74 | Owned |
| Coastal Harbor Behavioral Health | Savannah, Georgia | 50 | Owned |
| Coastal Harbor Treatment Center | Savannah, Georgia | 132 | Owned |
| Columbus Behavioral Center for Children and Adolescents (11) | Columbus, Indiana | 56 | Owned |
| Community Behavioral Health | Memphis, Tennessee | 50 | Leased |
| Community Cornerstones (11) | Rio Piedras, Puerto Rico | — | Leased |
| Compass Intervention Center | Memphis, Tennessee | 88 | Owned |
| Copper Hills Youth Center (11) | West Jordan, Utah | 197 | Owned |
| Cottonwood Treatment Center | S. Salt Lake City, Utah | 82 | Leased |
| Creekside Academy | Sacramento, California | — | Leased |

| Name of Facility | Location | Number of Beds | Real Property Ownership Interest |
|---|---|---|---|
| Crescent Pines | Stockbridge, Georgia | 50 | Owned |
| Cumberland Hall (11) | Hopkinsville, Kentucky | 64 | Owned |
| Cumberland Hospital (11) | New Kent, Virginia | 130 | Owned |
| Cypress Creek Hospital (11) | Houston, Texas | 96 | Owned |
| Del Amo Hospital | Torrance, California | 166 | Owned |
| Desert Valley Hope Academy | Hemet, California | — | Owned |
| Diamond Grove Center (11) | Louisville, Mississippi | 55 | Owned |
| Dover Behavioral Health | Dover, Delaware | 52 | Owned |
| Emerald Coast Behavioral Hospital (11) | Panama City, Florida | 90 | Owned |
| Fairmount Behavioral Health System | Philadelphia, Pennsylvania | 185 | Owned |
| Fairfax Hospital (11) | Kirkland, Washington | 133 | Owned |
| First Home Care (VA) (11) | Portsmouth, Virginia | — | Leased |
| First Hospital Panamericano—Cidra (11) | Cidra, Puerto Rico | 165 | Owned |
| First Hospital Panamericano—San Juan (11) | San Juan, Puerto Rico | 45 | Leased |
| First Hospital Panamericano—Ponce (11) | Ponce, Puerto Rico | 30 | Leased |
| Forest View Hospital | Grand Rapids, Michigan | 62 | Owned |
| Fort Lauderdale Hospital (11) | Fort Lauderdale, Florida | 100 | Leased |
| Foundations Behavioral Health | Doylestown, Pennsylvania | 114 | Leased |
| Foundations for Living | Mansfield, Ohio | 84 | Owned |
| Fox Run Hospital (11) | St. Clairsville, Ohio | 100 | Owned |
| Fremont Hospital (11) | Fremont, California | 96 | Owned |
| Friends Hospital (11) | Philadelphia, Pennsylvania | 219 | Owned |
| Glen Oaks Hospital | Greenville, Texas | 54 | Owned |
| Good Samaritan Counseling Center | Anchorage, Alaska | — | Owned |
| Gulf Coast Treatment Center (11) | Fort Walton Beach, Florida | 144 | Owned |
| Gulf Coast Youth Academy (11) | Fort Walton Beach, Florida | 24 | Owned |
| Hampton Behavioral Health Center | Westhampton, New Jersey | 100 | Owned |
| Hartgrove Hospital | Chicago, Illinois | 150 | Owned |
| Havenwyck Hospital (11) | Auburn Hills, Michigan | 203 | Owned |
| Heartland Behavioral Health Services (11) | Nevada, Missouri | 159 | Owned |
| Hermitage Hall | Nashville, Tennessee | 112 | Owned |
| Heritage Oaks Hospital (11) | Sacramento, California | 125 | Owned |
| Hickory Trail Hospital (11) | DeSoto, Texas | 86 | Owned |
| Highlands Behavioral Health System | Highlands Ranch, Colorado | 86 | Owned |
| High Point Treatment Center (11) | Cooper City, Florida | 62 | Owned |
| Hill Crest Behavioral Health Services (11) | Birmingham, Alabama | 205 | Owned |
| Holly Hill Hospital (11) | Raleigh, North Carolina | 152 | Owned |
| The Horsham Clinic | Ambler, Pennsylvania | 146 | Owned |
| Hospital San Juan Capestrano (12) | Rio Piedras, Puerto Rico | 108 | Owned |
| Hughes Center (11) | Danville, Virginia | 56 | Owned |
| Intermountain Hospital (11) | Boise, Idaho | 155 | Owned |
| Jefferson Trail Treatment Center for Children (11) | Charlottesville, Virginia | 50 | Leased |
| John Costigan Center (Streamwood RTC) (11) | Streamwood, Illinois | 58 | Owned |
| Keys of Carolina | Charlotte, North Carolina | 60 | Owned |
| KeyStone Center | Wallingford, Pennsylvania | 140 | Owned |
| King George School | Sutton, Vermont | 90 | Owned |
| Kingwood Pines Hospital (11) | Kingwood, Texas | 116 | Owned |
| La Amistad Behavioral Health Services | Maitland, Florida | 80 | Owned |
| Lakeside Behavioral Health System | Memphis, Tennessee | 290 | Owned |
| Laurel Heights Hospital | Atlanta, Georgia | 122 | Owned |

| Name of Facility | Location | Number of Beds | Real Property Ownership Interest |
|---|---|---|---|
| Laurel Oaks Behavioral Health Center (11) | Dothan, Alabama | 115 | Owned |
| Laurel Ridge Treatment Center (11) | San Antonio, Texas | 252 | Owned |
| Liberty Point Behavioral Health (11) | Stauton, Virginia | 50 | Owned |
| Lighthouse Care Center of Augusta (11) | Augusta, Georgia | 106 | Owned |
| Lighthouse Care Center of Conway (11) | Conway, South Carolina | 112 | Owned |
| Lincoln Prairie Behavioral Health Center (11) | Springfield, Illinois | 88 | Owned |
| Lincoln Trail Behavioral Health System | Radcliff, Kentucky | 116 | Owned |
| Macon Behavioral Health System (11) | Macon, Georgia | 155 | Owned |
| Manatee Palms Group Homes (11) | Bradenton, Florida | 60 | Owned |
| Manatee Palms Youth Services (11) | Bradenton, Florida | 60 | Owned |
| Marion Youth Center | Marion, Virginia | 48 | Owned |
| McDowell Center for Children | Dyersburg, Tennessee | 31 | Owned |
| Meadowood Behavioral Health System (11) (12) | New Castle, Delaware | 58 | Owned |
| The Meadows Psychiatric Center | Centre Hall, Pennsylvania | 101 | Owned |
| Meridell Achievement Center | Austin, Texas | 134 | Owned |
| Mesilla Valley Hospital (11) | Las Cruces, New Mexico | 120 | Owned |
| Michiana Behavioral Health Center (11) | Plymouth, Indiana | 80 | Owned |
| Midwest Center for Youth and Families | Kouts, Indiana | 76 | Owned |
| Millwood Hospital (11) | Arlington, Texas | 120 | Leased |
| Mission Bell Academy (Riverside NPS) | Riverside, California | — | Owned |
| Mojave Ridge Academy (Victorville NPS) | Victorville, California | — | Leased |
| Montevista Hospital (11) (12) | Las Vegas, Nevada | 101 | Owned |
| Mountain Youth Academy | Mountain City, Tennessee | 60 | Owned |
| Natchez Trace Youth Academy | Waverly, Tennessee | 85 | Owned |
| National Deaf Academy (11) | Mount Dora, Florida | 132 | Owned |
| Newport News Behavioral Health Center | Newport News, Virginia | 108 | Owned |
| North Spring Behavioral Healthcare (11) | Leesburg, Virginia | 77 | Owned |
| North Star Hospital | Anchorage, Alaska | 74 | Owned |
| North Star Bragaw | Anchorage, Alaska | 34 | Owned |
| North Star DeBarr Residential Treatment Center | Anchorage, Alaska | 60 | Owned |
| North Star Palmer Residential Treatment Center | Palmer, Alaska | 29 | Owned |
| Northwest Academy | Bonners Perry, Idaho | 120 | Owned |
| Nueces County JJAEP NPS | Corpus Christi, Texas | — | Owned |
| Oak Plains Academy | Ashland City, Tennessee | 90 | Owned |
| Okaloosa Youth Academy (11) | Crestview, Florida | 254 | Leased |
| Old Vineyard Behavioral Health | Winston-Salem, North Carolina | 111 | Owned |
| Palmetto Lowcountry Behavioral Health (11) | North Charleston, South Carolina | 112 | Owned |
| Palmetto Pee Dee Behavioral Health (11) | Florence, South Carolina | 59 | Leased |
| Palmetto Summerville (11) | Summerville, South Carolina | 60 | Leased |
| Parkway Academy—Cotadi (Vallejo NPS) | Vallejo, California | — | Leased |
| Parkwood Behavioral Health System | Olive Branch, Mississippi | 128 | Owned |
| The Pavilion | Champaign, Illinois | 77 | Owned |
| Peachford Behavioral Health System of Atlanta | Atlanta, Georgia | 224 | Owned |
| Peak Behavioral Health Services (11) | Santa Teresa, New Mexico | 99 | Owned |
| Pembroke Hospital | Pembroke, Massachusetts | 115 | Owned |
| Pinnacle Pointe Hospital (11) | Little Rock, Arkansas | 124 | Owned |
| Pines Residential Treatment Center (11) | Portsmouth, Virginia | 424 | Owned |
| Pennsylvania Clinical Schools (13) | Coatesville, Pennsylvania | 114 | Owned |
| Poplar Springs Hospital (11) | Petersburg, Virginia | 199 | Owned |
| Prairie St John's (11) | Fargo, North Dakota | 131 | Owned |

| Name of Facility | Location | Number of Beds | Real Property Ownership Interest |
|---|---|---|---|
| Pride Institute (11) | Eden Prairie, Minnesota | 42 | Owned |
| Provo Canyon School | Provo, Utah | 266 | Owned |
| Provo Canyon School at Springville | Springville, Utah | 128 | Owned |
| Rancho Academy of Learning (Rancho Cucamonga NPS) | Rancho Cucamonga, California | — | Owned |
| Rancho San Diego Academy (Steele Canyon NPS) | El Cajon, California | — | Leased |
| Red Rock Hospital (11) (12) | Las Vegas, Nevada | 21 | Leased |
| The Ridge Behavioral Health System | Lexington, Kentucky | 110 | Owned |
| Rivendell Behavioral Health Services of Arkansas | Benton, Arkansas | 77 | Owned |
| Rivendell Behavioral Health Services of Kentucky | Bowling Green, Kentucky | 125 | Owned |
| River Crest Hospital | San Angelo, Texas | 80 | Owned |
| Riveredge Hospital (11) | Forest Park, Illinois | 210 | Owned |
| River Oaks Hospital | New Orleans, Louisiana | 126 | Owned |
| River Park Hospital (11) | Huntington, West Virginia | 187 | Owned |
| River Point Behavioral Health (11) | Jacksonville, Florida | 99 | Owned |
| Rockford Center | Newark, Delaware | 92 | Owned |
| Rock River Residential Center (11) | Rockford, Illinois | 59 | Owned |
| Rolling Hills Hospital (11) | Franklin, Tennessee | 80 | Owned |
| Roxbury | Shippensburg, Pennsylvania | 84 | Owned |
| San Marcos Treatment Center (11) | San Marcos, Texas | 265 | Owned |
| Sandy Pines Hospital (11) | Tequesta, Florida | 88 | Owned |
| Shadow Mountain Behavioral Health System (11) | Tulsa, Oklahoma | 209 | Owned |
| Sierra Vista Hospital (11) | Sacramento, California | 120 | Owned |
| Somerset Educational Services (11) | Riverside, California | — | Owned |
| St. Louis Behavioral Medicine Institute | St. Louis, Missouri | — | Owned |
| St. Simons by the Sea (11) | St. Simons, Georgia | 101 | Owned |
| Spring Mountain Sahara | Las Vegas, Nevada | 30 | Owned |
| Spring Mountain Treatment Center | Las Vegas, Nevada | 82 | Owned |
| Springwoods | Fayetteville, Arkansas | 80 | Owned |
| Stonington Institute | North Stonington, Connecticut | 72 | Owned |
| Streamwood Behavioral Health (11) | Streamwood, Illinois | 162 | Owned |
| Summit Oaks Hospital (11) | Summit, New Jersey | 126 | Owned |
| SummitRidge | Lawrenceville, Georgia | 76 | Owned |
| Talbott Recovery Campus | Atlanta, Georgia | — | Owned |
| Texas NeuroRehab Center (11) | Austin, Texas | 151 | Owned |
| Three Rivers Behavioral Health (11) | West Columbia, South Carolina | 118 | Owned |
| Three Rivers Residential Treatment-Midlands Campus (11) | West Columbia, South Carolina | 59 | Owned |
| Timberlawn Mental Health System | Dallas, Texas | 144 | Owned |
| Turning Point Care Center | Moultrie, Georgia | 59 | Owned |
| Turning Point Youth Center | St. Johns, Michigan | 60 | Owned |
| Two Rivers Psychiatric Hospital | Kansas City, Missouri | 105 | Owned |
| University Behavioral Center (11) | Orlando, Florida | 112 | Owned |
| Upper East TN Juvenile Detention Facility | Johnson City, Tennessee | 10 | Owned |
| Valle Vista Hospital (11) | Greenwood, Indiana | 102 | Owned |
| Vines Hospital (11) | Ocala, Florida | 98 | Owned |
| Virgin Islands Behavioral Services (11) | St. Croix, Virgin Islands | 30 | Owned |
| Virginia Beach Psychiatric Center (11) | Virginia Beach, Virginia | 100 | Owend |
| Wekiva Springs (11) | Jacksonville, Florida | 68 | Owned |
| Wellstone Regional Hospital (11) | Jeffersonville, Indiana | 100 | Owned |

| Name of Facility | Location | Number of Beds | Real Property Ownership Interest |
|---|---|---|---|
| West Hills Hospital (11) | Reno, Nevada | 95 | Owned |
| West Oaks Hospital (11) | Houston, Texas | 160 | Owned |
| Westwood Lodge Hospital | Westwood, Massachusetts | 133 | Owned |
| Willow Springs Center (11) | Reno, Nevada | 116 | Owned |
| Windmoor Healthcare (11) | Clearwater, Florida | 100 | Owned |
| Windsor—Laurelwood Center (11) | Willoughby, Ohio | 160 | Leased |
| Wyoming Behavioral Institute | Casper, Wyoming | 90 | Owned |

**Surgical Hospitals, Ambulatory Surgery Centers and Radiation Oncology Centers**

| Name of Facility | Location | Real Property Ownership Interest |
|---|---|---|
| Cancer Institute of Nevada (6) (8) | Las Vegas, Nevada | Owned |
| Cancer Care Institute of Carolina | Aiken, South Carolina | Owned |
| Cornerstone Regional Hospital (5) | Edinburg, Texas | Leased |
| OJOS/Eye Surgery Specialists of Puerto Rico (6) | Santurce, Puerto Rico | Leased |
| Northwest Texas Surgery Center (6) | Amarillo, Texas | Leased |
| Palms Westside Clinic ASC (9) | Royal Palm Beach, Florida | Leased |
| Temecula Valley Day Surgery and Pain Therapy Center (7) | Murrieta, California | Leased |

(1) Desert Springs Hospital, Summerlin Hospital Medical Center, Valley Hospital Medical Center, Spring Valley Hospital Medical Center and Centennial Hills Hospital Medical Center are owned by limited liability companies ("LLCs") in which we hold controlling, majority ownership interests of approximately 72%. The remaining minority ownership interests in these facilities are held by unaffiliated third-parties. All hospitals are managed by us.

(2) We hold an 80% ownership interest in this facility through a general partnership interest in a limited partnership. The remaining 20% ownership interest is held by an unaffiliated third-party.

(3) Real property leased from Universal Health Realty Income Trust.

(4) In October, 2007, the licenses for Edinburg Regional Medical Center, Edinburg Children's Hospital, McAllen Medical Center, McAllen Heart Hospital and South Texas Behavioral Health Center were consolidated under one license operating as the South Texas Health System.

(5) We manage and own a noncontrolling interest of approximately 50% in the entity that operates this facility.

(6) We own a majority interest in an LLC that owns and operates this center.

(7) We own minority interests in an LLC that owns and operates this center which is managed by a third-party.

(8) Real property is owned by a limited partnership or LLC that is majority owned by us.

(9) We own a noncontrolling ownership interest of approximately 50% in the entity that operates this facility that is managed by a third-party.

(10) We hold an 89% ownership interest in this facility through both general and limited partnership interests. The remaining 11% ownership interest is held by unaffiliated third parties.

(11) These facilities were acquired by us in November, 2010 in connection with our acquisition of PSI (105 in the aggregate).

(12) We plan to divest these facilities pursuant to our agreement with the Federal Trade Commission in connection with our acquisition of PSI in November, 2010.

(13) Scheduled for closure in March, 2011.

We own or lease medical office buildings adjoining some of our hospitals. We believe that the leases on the facilities, medical office buildings and other real estate leased or owned by us do not impose any material limitation on our operations. The aggregate lease payments on facilities leased by us were $45 million in 2010, $41 million in 2009 and $41 million in 2008.

**ITEM 3.** ***Legal Proceedings***

*U.S. v. Marion and UHS:*

In late 2007, July, 2008 and January, 2009, the Office of Inspector General for the Department of Health and Human Services ("OIG") issued a series of subpoenas seeking documents related to the treatment of Medicaid beneficiaries at two of our facilities, Marion Youth Center and Mountain Youth Academy,. It was our understanding at that time that the OIG was investigating whether claims for reimbursement submitted by those facilities to the Virginia Medicaid program were supported by adequate documentation of the services provided which could be considered to be a basis for a false claims act violation. In August, 2008, the Office of the Attorney General for the Commonwealth of Virginia issued a subpoena to Keystone Newport News, another of our facilities. It was our understanding at that time that the Office of Attorney General was investigating whether Keystone Newport News complied with various Virginia laws and regulations, including documentation requirements.

In response to these subpoenas, we produced the requested documents on a rolling basis and we cooperated with the investigations in all respects. We also met with representatives of the OIG, the Virginia Attorney General, the United States Attorney for the Western District of Virginia, and the United States Department of Justice Civil Division on several occasions to discuss a possible resolution of this matter. However, the parties were not able to reach a resolution.

Consequently, in November, 2009, the United States Department of Justice and the Virginia Attorney General intervened in a qui tam case that had been filed by former employees of Marion Youth Center under seal in 2007 against Universal Health Services, Inc. ("UHS"), and Keystone Marion, LLC and Keystone Education and Youth Services, LLC ("Keystone"). The Department of Justice and the Commonwealth of Virginia filed and served their complaint which, at present, relates solely to the Marion Youth Center. The complaint originally alleged causes of action pursuant to the federal and state false claims acts, the Virginia fraud statute, and unjust enrichment. The former employees filed a separate amended complaint, alleging employment and retaliation claims as well as false claim act violations. In April, 2010, the defendants in the lawsuit filed motions to dismiss the claims filed by the government and the former employees. In July, 2010, the court ruled on the motions, granting them in part and denying them in part. The court has allowed the government to proceed with its claims under the federal and state false claims act and the Virginia fraud statute. In addition, the court has allowed the former employees to proceed with parts of their employment related and retaliation claims. We have established a reserve in connection with this matter which did not have a material impact on our financial statements. We will continue to defend ourselves vigorously against the government's and the former employees' allegations. There can be no assurance that we will prevail in the litigation or that the case will be limited to the Marion Youth Center.

*Devore, et. al. v. Keystone Education and Youth Services, LLC:*

Alicante School in California was acquired by a subsidiary of ours in October, 2005. Prior to our acquisition, two former employees of the facility filed a false claim act qui tam action and a gender discrimination/whistleblower claim in Sacramento County Superior Court. The plaintiffs allege that the Alicante School improperly billed subdivisions of the state of California based upon services provided at the school and that the plaintiffs were discriminated against based upon their gender and as a result of their objection to these practices. In June, 2008, we entered into an agreement with the former owners of the facility whereby they agreed to defend the case, indemnify us and hold us harmless for any damages that may result from this case. The former owners of the facility had been funding the legal defense of this case since that time. Recently, the court approved the agreed upon $9.5 million settlement of this matter which we paid to the plaintiffs in January, 2011. Since we have made a demand on the former owners of the facility for repayment, and intend to pursue collection of the $9.5 million pursuant to the June, 2008 indemnification agreement (although we can provide no assurance that we will collect the entire $9.5 million), the settlement amount and related receivable is reflected in other current assets and other accrued liabilities on our Consolidated Balance Sheet as of December 31, 2010.

*Martin v. UHS of Delaware:*

UHS of Delaware, Inc., a subsidiary, and one of our non-public schools in California operated by one of our subsidiaries have been named as defendants in a state False Claim Act case in Sacramento County Superior Court. Plaintiffs are a former student and employees of the Elmira School who claim that the UHS Schools in California unlawfully retained public education funding from the state of California for the operation of these schools but failed to meet state requirements to qualify as a non-public school. Plaintiffs have also claimed that we committed unfair business practices associated with these allegations. We deny liability and intend to defend this case vigorously. We are presently uncertain as to the legal viability of the claims and are unable to determine the extent of potential financial exposure, if any, at this time.

***Wage and Hour Class Actions:***

*Ethridge v. Universal Health Services et. al:*

In June, 2008, we and one of our acute care facilities, Lancaster Community Hospital, were named as defendants in a wage and hour lawsuit in Los Angeles County Superior Court. This is a purported class action lawsuit alleging that the hospital failed to provide sufficient meal and break periods to certain employees. In June, 2010 a settlement was reached with the attorneys for the class representative. The settlement was recently approved by the court. The reserve established for the settlement of this matter did not have a material impact on our 2010 consolidated financial position or results of operations.

*Other:*

We and/or our subsidiaries are presently involved in three other wage and hour class action cases in California and Tennessee. Two of those cases have been certified as a class by the California State Superior Court in Alameda County and the United States District Court for the Western District of Tennessee, respectively. At present, we are uncertain as to the extent of potential financial exposure but do not believe potential settlements or judgments in these cases will have a material impact on our consolidated financial position or results of operations.

***Department of Justice ICD Investigation:***

In September, 2010, we, along with many other companies in the healthcare industry, received a letter from the United States Department of Justice ("DOJ") advising of a False Claim Act investigation being conducted in connection with the implantation of implantable cardioverter defibrillators ("ICDs") from 2003 to the present at several of our acute care facilities. The DOJ alleges that ICDs were implanted and billed by our facilities in contravention of a National Claims Determination regarding these devices. At present, we are uncertain as to the extent of the claims, liability for such claims and potential financial exposure in connection with this matter.

***Other Matters***

The healthcare industry is subject to numerous laws and regulations which include, among other things, matters such as government healthcare participation requirements, various licensure, certifications, and accreditations, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Government action has increased with respect to investigations and/or allegations concerning possible violations of fraud and abuse and false claims statutes and/or regulations by healthcare providers. Providers that are found to have violated these laws and regulations may be excluded from participating in government healthcare programs, subjected to potential licensure, certification, and/or accreditation revocation, subjected to fines or penalties or required to repay amounts received from the government for previously billed patient services. We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigation or litigation may result in interpretations that are inconsistent with industry practices, including ours. Although we believe our policies, procedures and practices comply with governmental regulations, there is no assurance that we will not be faced with sanctions, fines or penalties in connection with such inquiries or actions, including with respect to the investigations and other matters discussed herein. Even if we were to ultimately prevail, such inquiries and/or actions could have a material adverse effect on us.

*Southwest Healthcare System:*

During the third quarter of 2009, Southwest Healthcare System ("SWHCS"), which operates Rancho Springs Medical Center and Inland Valley Regional Medical Center in Riverside County, California, entered into an agreement with the Center for Medicare and Medicaid Services ("CMS"). The agreement required SWHCS to engage an independent quality monitor to assist SWHCS in meeting all CMS' conditions of participation. Further, the agreement provided that, during the last 60 days of the agreement, CMS would conduct a full Medicare certification survey. That survey took place the week of January 11, 2010.

In April, 2010, SWHCS received notification from CMS that it intended to effectuate the termination of SWHCS's Medicare provider agreement effective June 1, 2010. In May, 2010, SWHCS entered into an agreement with CMS which abated the termination action scheduled for June 1, 2010. The agreement is one year in duration and required SWHCS to engage independent experts in various disciplines to analyze and develop implementation plans for SWHCS to meet the Medicare conditions of participation. At the conclusion of the agreement, CMS will conduct a full certification survey to determine if SWHCS has achieved substantial compliance with the Medicare conditions of participation. During the term of the agreement, SWHCS remains eligible to receive reimbursements from Medicare for services rendered to Medicare beneficiaries.

Also in April, 2010, SWHCS received notification from the California Department of Public Health ("CDPH") indicating that it planned to initiate a process to revoke SWHCS's hospital license. In May, 2010, SWHCS received the formal document related to the revocation action. In September, 2010, SWHCS entered into an agreement with CDPH relating to the license revocation. The terms of the CDPH agreement are substantially similar to those contained in the agreement with CMS. As a result of the agreement, SWHCS's hospital license remains in effect pending the outcome of the CMS full certification survey which will occur at the end of the agreement. Pursuant to the results of the CMS full certification survey, which we anticipate occurring in mid-year, 2011, should SWHCS be deemed to have achieved substantial compliance with the Medicare conditions of participation, CDPH shall deem SWHCS's license to be in good standing. Failure of SWHCS to achieve substantial compliance with the Medicare conditions of participation, pursuant to CMS's full certification survey, will likely have a material adverse impact on SWHCS's ability to continue to operate the facilities.

As a result of the matters discussed above, we were not previously permitted to open newly constructed capacity at Rancho Springs Medical Center and Inland Valley Medical Center. However, in February, 2011, we received permission from CDPH to begin accessing the new capacity. Unrelated to these developments, we expect a competitor to open a newly constructed acute care hospital during the first quarter of 2011. We are unable to predict the net impact of these developments on SWHCS's results of operations in 2011 and beyond.

Rancho Springs Medical Center and Inland Valley Medical Center remain fully committed to providing high-quality healthcare to their patients and the communities they serve. We therefore intend to work expeditiously and collaboratively with both CMS and CDPH in an effort to resolve these matters, although there can be no assurance we will be able to do so. Failure to resolve these matters could have a material adverse effect on us. For the years ended December 31, 2010 and 2009, after deducting an allocation for corporate overhead expense, SWHCS generated approximately 1.1% and 4.3%, respectively, of our income from operations after income attributable to noncontrolling interest.

***Matters Relating to PSI:***

The following matters pertain to PSI or former PSI facilities (owned by subsidiaries of Psychiatric Solutions, Inc.) for which we have assumed the defense as a result of our acquisition of PSI which was completed in November, 2010:

*Garden City Employees' Retirement System v. PSI:*

This is a purported shareholder class action lawsuit filed in the United States District Court for the Middle District of Tennessee against PSI and the former directors in 2009 alleging violations of federal securities laws. We are uncertain at this time as to potential liability and damages but intend to defend the case vigorously.

*Department of Justice Investigation of Sierra Vista:*

In 2009, Sierra Vista Hospital in Sacramento, California learned of an investigation by the U.S. Department of Justice ("DOJ") relating to Medicare services provided by the facility. The DOJ ultimately notified the facility that with respect to partial hospitalization and outpatient services, the DOJ believed that the medical record documentation did not adequately support the claims submitted for reimbursement by Medicare. We recently reached a tentative financial settlement with the DOJ. The reserve established in connection with this matter did not have a material impact on our consolidated financial position or results of operations. As part of that agreement, the facility will be subject to a corporate integrity agreement, the terms of which have not yet been finalized.

*Department of Justice Investigation of Friends Hospital:*

In October, 2010, Friends Hospital in Philadelphia, Pennsylvania, received a subpoena from the DOJ requesting certain documents from the facility. The requested documents have been collected and provided to the DOJ for review and examination. At present, we are uncertain as to the focus, scope or extent of the investigation, liability of the facility and/or potential financial exposure, if any, in connection with this matter.

*Department of Justice Investigation of Riveredge Hospital:*

In 2008, Riveredge Hospital in Chicago, Illinois received a subpoena from the DOJ requesting certain information from the facility. Additional requests for documents were also received from the DOJ in 2009 and 2010. The requested documents have been provided to the DOJ and we continue to cooperate with the DOJ with respect to this investigation. At present, we are uncertain as to the focus, scope or extent of the investigation, liability of the facility and/or potential financial exposure, if any, in connection with this matter.

*Virginia Department of Medical Assistance Services Recoupment Claims:*

The Virginia Department of Medical Assistance Services ("DMAS") has conducted audits at seven former PSI Residential Treatment Centers operated in the Commonwealth of Virginia to confirm compliance with provider rules under the state's Medicaid Provider Services Manual ("Manual"). As a result of those audits, DMAS claims the facilities failed to comply with the requirements of the Manual and has requested repayment of Medicaid payments to those facilities. PSI had previously filed appeals to repayment demands at each facility which are currently pending.

***General:***

Currently, and from time to time, some of our other facilities are subjected to inquiries and/or actions and receive notices of potential non-compliance of laws and regulations from various federal and state agencies. If one of our facilities is found to have violated these laws and regulations, the facility may be excluded from participating in government healthcare programs, subjected to potential licensure revocation, subjected to fines or penalties or required to repay amounts received from the government for previously billed patient services. We do not believe that, other than as described above, any such existing action would materially affect our consolidated financial position or results of operations.

In addition, various suits and claims arising against us in the ordinary course of business are pending. In the opinion of management, the outcome of such claims and litigation will not materially affect our consolidated financial position or results of operations.

## PART II

**ITEM 5.** ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our Class B Common Stock is traded on the New York Stock Exchange. Shares of our Class A, Class C and Class D Common Stock are not traded in any public market, but are each convertible into shares of our Class B Common Stock on a share-for-share basis. In November, 2009, we declared a two-for-one stock split in the form of a 100% stock dividend which was paid on December 15, 2009 to shareholders of record as of December 1, 2009. All classes of common stock participated on a pro rata basis and, as required, all references to share quantities and share prices for all periods presented have been adjusted to reflect the two-for-one stock split.

The table below sets forth, for the quarters indicated, the high and low reported closing sales prices per share reported on the New York Stock Exchange for our Class B Common Stock for the years ended December 31, 2010 and 2009:

| | 2010<br>High-Low Sales Price | 2009<br>High-Low Sales Price |
|---|---|---|
| Quarter: | | |
| 1st | **\$36.59-\$25.75** | **\$20.83-\$15.33** |
| 2nd | **\$43.36-\$34.86** | **\$28.54-\$18.22** |
| 3rd | **\$39.15-\$31.06** | **\$31.43-\$24.05** |
| 4th | **\$43.74-\$37.21** | **\$33.15-\$27.67** |

The number of shareholders of record as of January 31, 2011 were as follows:

| | |
|---|---|
| Class A Common | 15 |
| Class B Common | 319 |
| Class C Common | 4 |
| Class D Common | 138 |

***Stock Repurchase Programs***

During 1999, 2004, 2005, 2006 and 2007, our Board of Directors approved stock repurchase programs authorizing us to purchase up to an aggregate of 43 million shares of our outstanding Class B Common Stock on the open market at prevailing market prices or in negotiated transactions off the market. There is no expiration date for our stock repurchase programs. The following schedule provides information related to our stock repurchase programs for each of the three years ended December 31, 2010:

| | Additional Shares Authorized For Repurchase | Total number of shares purchased(a) | Average price paid per share for forfeited restricted shares | Total number of shares purchased as part of publicly announced programs | Average price paid per share for shares purchased as part of publicly announced program | Aggregate purchase price paid (in thousands) | Maximum number of shares that may yet be purchased under the program |
|---|---|---|---|---|---|---|---|
| Balance as of January 1, 2008 | | | | | | | 11,250,184 |
| 2008 | — | 6,587,136 | \$0.01 | 6,536,636 | \$22.86 | \$149,404 | 4,713,548 |
| 2009 | — | 2,574,209 | \$0.01 | 2,561,209 | \$24.71 | \$ 63,288 | 2,152,339 |
| 2010 | — | 301,933 | \$0.01 | 293,933 | \$39.22 | \$ 11,528 | 1,858,406 |
| Total for three year period ended December 31, 2010 | — | 9,463,278 | \$0.01 | 9,391,778 | \$23.87 | \$224,220 | |

(a) Includes 8,000 during 2010, 13,000 during 2009 and 50,500 during 2008 of restricted shares that were forfeited by former employees pursuant to the terms of our restricted stock purchase plan.

During the period of October 1, 2010 through December 31, 2010, we repurchased the following shares:

| | Additional Shares Authorized For Repurchase | Total number of shares purchased | Average price paid per share for forfeited restricted shares | Total Number of shares purchased as part of publicly announced programs | Average price paid per share for shares purchased as part of publicly announced program | Aggregate purchase price paid (in thousands) | Maximum number of shares that may yet be purchased under the program |
|---|---|---|---|---|---|---|---|
| October, 2010 ....... | — | 7,919 | N/A | 7,919 | $40.03 | $ 317 | 2,034,210 |
| November, 2010 ..... | — | 120,868 | N/A | 120,868 | $40.76 | $4,927 | 1,913,342 |
| December, 2010 ..... | — | 54,936 | N/A | 54,936 | $42.38 | $2,328 | 1,858,406 |
| Total October through December ........ | — | 183,723 | N/A | 183,723 | $41.21 | $7,572 | |

### *Dividends*

During the two years ending December 31, 2010, dividends per share were declared and paid as follows:

| | 2010 | 2009 |
|---|---|---|
| First quarter .......... | $.05 | $.04 |
| Second quarter .......... | $.05 | $.04 |
| Third quarter .......... | $.05 | $.04 |
| Fourth quarter .......... | $.05 | $.05 |
| Total .......... | $.20 | $.17 |

***Stock Price Performance Graph***

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return on the stock included in the Standard & Poor's 500 Index and a Peer Group Index during the five year period ended December 31, 2010. The graph assumes an investment of $100 made in our common stock and each Index as of January 1, 2006 and has been weighted based on market capitalization. Note that our common stock price performance shown below should not be viewed as being indicative of future performance.

Companies in the peer group, which consist of companies in the S&P 500 Index or S&P MidCap 400 Index (in which we are also included), are as follows: Community Health Systems, Inc., Health Management Associates, LifePoint Hospitals, Inc., Tenet Healthcare Corporation and Triad Hospitals, Inc. (included through December, 2006 and acquired by Community Health Systems in 2007).

**COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN**
**(The Company, S&P 500 and Peer Group)**


$200
$175
$150
$125
$100
$75
$50
$25
$0
Universal Health Services, Inc
S&P 500 Index
Peer Group
2005
2006
2007
2008
2009
2010

| Company Name / Index | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 |
|---|---|---|---|---|---|---|
| **Universal Health Services, Inc** . . . . . . . . . . . . . . . | $100.00 | $119.31 | $110.84 | $81.84 | $133.66 | $191.34 |
| **S&P 500 Index** . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $100.00 | $115.79 | $122.16 | $76.96 | $ 97.33 | $111.99 |
| **Peer Group** . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $100.00 | $ 96.48 | $ 72.65 | $29.50 | $ 77.82 | $ 90.81 |

### ITEM 6. *Selected Financial Data*

The following table contains our selected financial data for, or as the end of, each of the five years ended December 31, 2010. You should read this table in conjunction with the consolidated financial statements and related notes included elsewhere in this report and in Part II, *Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.*

| | Year Ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2010 (4) | 2009 | 2008 | 2007 | 2006 |
| **Summary of Operations** (in thousands) | | | | | |
| Net revenues | $5,568,185 | $5,202,379 | $5,022,417 | $4,683,150 | $4,124,692 |
| Income from continuing operations before income taxes | $ 428,097 | $ 474,722 | $ 357,012 | $ 318,628 | $ 289,937 |
| Net income attributable to UHS | $ 230,183 | $ 260,373 | $ 199,377 | $ 170,387 | $ 259,458 |
| Net margin | 4.1% | 5.0% | 4.0% | 3.6% | 6.3% |
| Return on average equity | 12.1% | 15.4% | 13.0% | 11.3% | 18.9% |
| **Financial Data** (in thousands) | | | | | |
| Cash provided by operating activities | $ 501,344 | $ 541,262 | $ 494,187 | $ 381,446 | $ 199,945 |
| Capital expenditures, net (1) | $ 239,274 | $ 379,748 | $ 354,537 | $ 339,813 | $ 341,140 |
| Total assets | $7,527,936 | $3,964,463 | $3,742,462 | $3,608,657 | $3,277,042 |
| Long-term borrowings | $3,912,102 | $ 956,429 | $ 990,661 | $1,008,786 | $ 821,363 |
| UHS's common stockholders' equity | $1,978,772 | $1,751,071 | $1,543,850 | $1,517,199 | $1,402,464 |
| Percentage of total debt to total capitalization | 66% | 35% | 39% | 40% | 37% |
| **Operating Data—Acute Care Hospitals (2)** | | | | | |
| Average licensed beds | 5,689 | 5,484 | 5,452 | 5,292 | 4,947 |
| Average available beds | 5,383 | 5,128 | 5,145 | 4,985 | 4,658 |
| Inpatient admissions | 264,470 | 265,244 | 263,536 | 256,681 | 240,451 |
| Average length of patient stay | 4.4 | 4.4 | 4.5 | 4.5 | 4.4 |
| Patient days | 1,155,984 | 1,166,704 | 1,182,894 | 1,149,399 | 1,069,890 |
| Occupancy rate for licensed beds | 56% | 58% | 59% | 60% | 59% |
| Occupancy rate for available beds | 59% | 62% | 63% | 63% | 63% |
| **Operating Data—Behavioral Health Facilities** | | | | | |
| Average licensed beds | 9,427 | 7,921 | 7,658 | 7,348 | 6,607 |
| Average available beds | 9,409 | 7,901 | 7,629 | 7,315 | 6,540 |
| Inpatient admissions | 166,434 | 136,639 | 129,553 | 119,730 | 111,490 |
| Average length of patient stay | 15.1 | 15.4 | 16.1 | 16.8 | 16.6 |
| Patient days | 2,507,046 | 2,105,625 | 2,085,114 | 2,007,119 | 1,855,306 |
| Occupancy rate for licensed beds | 73% | 73% | 74% | 75% | 77% |
| Occupancy rate for available beds | 73% | 73% | 75% | 75% | 78% |
| **Per Share Data (3)** | | | | | |
| Income from continuing operations attributable to UHS—basic | $ 2.37 | $ 2.65 | $ 1.90 | $ 1.59 | $ 1.46 |
| Income from continuing operations attributable to UHS—diluted | $ 2.34 | $ 2.64 | $ 1.90 | $ 1.59 | $ 1.42 |
| Net income attributable to UHS—basic | $ 2.37 | $ 2.65 | $ 1.96 | $ 1.59 | $ 2.38 |
| Net income attributable to UHS—diluted | $ 2.34 | $ 2.64 | $ 1.96 | $ 1.59 | $ 2.28 |
| Dividends declared | $ 0.20 | $ 0.17 | $ 0.16 | $ 0.16 | $ 0.16 |
| **Other Information (3)** (in thousands) | | | | | |
| Weighted average number of shares outstanding—basic | 96,786 | 97,794 | 101,222 | 106,762 | 109,114 |
| Weighted average number of shares and share equivalents outstanding—diluted | 97,973 | 98,275 | 101,418 | 106,878 | 115,816 |

(1) Amounts exclude non-cash capital lease obligations, if any.

(2) Excludes statistical information related to divested facilities and facilities held for sale.

(3) All periods have been adjusted to reflect the two-for-one stock split in the form of a 100% stock dividend paid in December, 2009.

(4) Includes data for the facilities acquired from PSI on November 15, 2010 from the date of acquisition through December 31, 2010, excluding the data for the 3 former PSI facilities that are reflected as discontinued operations, as discussed herein.

## ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

### *Overview*

Our principal business is owning and operating, through our subsidiaries, acute care hospitals, behavioral health centers, surgical hospitals, ambulatory surgery centers and radiation oncology centers. As of February 28, 2011, we owned and/or operated 25 acute care hospitals and 206 behavioral health centers located in 37 states, Washington, D.C., Puerto Rico and the U.S. Virgin Islands. As part of our ambulatory treatment centers division, we manage and/or own outright or in partnerships with physicians, 7 surgical hospitals and surgery and radiation oncology centers located in 5 states and Puerto Rico.

In November, 2010, we completed the acquisition of Psychiatric Solutions, Inc. ("PSI"). PSI was formerly the largest operator of freestanding inpatient behavioral health care facilities operating a total of 105 inpatient and outpatient facilities in 32 states, Puerto Rico, and the U.S. Virgin Islands.

Net revenues from our acute care hospitals, surgical hospitals, surgery centers and radiation oncology centers accounted for 70% of our consolidated net revenues in 2010 and 74% in each of 2009 and 2008. Net revenues from our behavioral health care facilities accounted for 30% of our consolidated net revenues during 2010 and 25% during each of 2009 and 2008. The net revenues generated at the facilities acquired from PSI on November 15, 2010 are included from the date of acquisition through December 31, 2010. Approximately 1% of our consolidated net revenues in each of 2009 and 2008 were recorded in connection with two construction management contracts pursuant to the terms of which we built newly constructed acute care hospitals for an unrelated third party.

Services provided by our hospitals include general and specialty surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services, pharmacy services and/or behavioral health services. We provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

### *Forward-Looking Statements and Risk Factors*

This Annual Report contains "forward-looking statements" that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, expectations that regulatory developments or other matters will not have a material adverse effect on our business or financial condition, our competitive position and the effects of competition, the projected growth of the industry in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions, and statements of our goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "appears," "projects" and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or our good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Such factors include, among other things, the following:

- our ability to comply with the existing laws and government regulations, and/or changes in laws and government regulations;
- an increasing number of legislative initiatives have recently been passed into law that may result in major changes in the health care delivery system on a national or state level. No assurances can be given that the implementation of these new laws will not have a material adverse effect on our business, financial condition or results of operations;

- possible unfavorable changes in the levels and terms of reimbursement for our charges by third party payors or government programs, including Medicare or Medicaid;
- an increase in the number of uninsured and self-pay patients treated at our acute care facilities that unfavorably impacts our ability to satisfactorily and timely collect our self-pay patient accounts;
- our ability to enter into managed care provider agreements on acceptable terms and the ability of our competitors to do the same, including contracts with United/Sierra Healthcare and the Healthcare Services Coalition in Las Vegas, Nevada;
- the outcome of known and unknown litigation, government investigations, false claim act allegations, and liabilities and other claims asserted against us, including matters as disclosed in *Item 3. Legal Proceedings*;
- the potential unfavorable impact on our business of continued deterioration in national, regional and local economic and business conditions, including a continuation or worsening of unfavorable credit market conditions;
- competition from other healthcare providers, including physician owned facilities in certain markets, including McAllen/Edinburg, Texas, the site of one of our largest acute care facilities;
- technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for healthcare;
- our ability to attract and retain qualified personnel, nurses, physicians and other healthcare professionals and the impact on our labor expenses resulting from a shortage of nurses and other healthcare professionals;
- demographic changes;
- our acquisition of PSI: (i) has substantially increased our level of indebtedness which could, among other things, adversely affect our ability to raise additional capital to fund operations, limit our ability to react to changes in the economy or our industry and could potentially prevent us from meeting our obligations under the agreements related to our indebtedness, and; (ii) will require us to successfully integrate the operations of PSI with our operations and, even if such integration is accomplished, we may never realize the potential benefits of the acquisition;
- our ability to successfully integrate and improve our recent acquisitions and the availability of suitable acquisitions and divestiture opportunities;
- a significant portion of our revenues is produced by facilities located in Nevada, Texas and California making us particularly sensitive to reductions in Medicaid and other state based revenue programs (which have been proposed for 2011) as well as regulatory, economic, environmental and competitive changes in those states;
- our ability to continue to obtain capital on acceptable terms, including borrowed funds, to fund the future growth of our business;
- some of our acute care facilities continue to experience decreasing inpatient admission trends;
- our financial statements reflect large amounts due from various commercial and private payors and there can be no assurance that failure of the payors to remit amounts due to us will not have a material adverse effect on our future results of operations;
- the Department of Health and Human Services ("HHS") published final regulations in July, 2010 implementing the health information technology ("HIT") provisions of the American Recovery and Reinvestment Act (referred to as the "HITECH Act"). The final regulation defines the "meaningful use" of Electronic Health Records ("EHR") and establishes the requirements for the Medicare and Medicaid EHR payment incentive programs. The implementation period for these new Medicare and

Medicaid incentive payments starts in federal fiscal year 2011 and can end as late as 2016 for Medicare and 2021 for the state Medicaid programs. Our acute care hospitals may qualify for these EHR incentive payments upon implementation of the EHR application assuming they meet the "meaningful use criteria". Our acute care facilities are scheduled to implement an EHR application, on a facility-by-facility basis, beginning in 2011 and ending in 2014, however, there can be no assurance that we will ultimately qualify for these incentive payments and, should we qualify, we are unable to quantify the amount of incentive payments we may receive since the amounts is dependent upon various factors including the implementation timing at each facility. Should we qualify for incentive payments, there may be timing differences in the recognition of the revenues and expenses recorded in connection with the implementation of the EHR application which may cause material period-to-period changes in our future results of operations. Hospitals that do not qualify as a meaningful user of EHR by 2015 are subject to a reduced market basket update to the inpatient prospective payment system ("IPPS") standardized amount in 2015 and each subsequent fiscal year. Although we believe that our acute care hospitals will be in compliance with the EHR standards by 2015, there can be no assurance that all of our facilities will be in compliance and therefore not subject to the penalty provision of the HITECH Act;

- the ability to obtain adequate levels of general and professional liability insurance on current terms;
- changes in our business strategies or development plans;
- fluctuations in the value of our common stock, and;
- other factors referenced herein or in our other filings with the Securities and Exchange Commission.

*Southwest Healthcare System:* During the third quarter of 2009, Southwest Healthcare System ("SWHCS"), which operates Rancho Springs Medical Center and Inland Valley Regional Medical Center in Riverside County, California, entered into an agreement with the Center for Medicare and Medicaid Services ("CMS"). The agreement required SWHCS to engage an independent quality monitor to assist SWHCS in meeting all CMS' conditions of participation. Further, the agreement provided that, during the last 60 days of the agreement, CMS would conduct a full Medicare certification survey. That survey took place the week of January 11, 2010.

In April, 2010, SWHCS received notification from CMS that it intended to effectuate the termination of SWHCS's Medicare provider agreement effective June 1, 2010. In May, 2010, SWHCS entered into an agreement with CMS which abated the termination action scheduled for June 1, 2010. The agreement is one year in duration and required SWHCS to engage independent experts in various disciplines to analyze and develop implementation plans for SWHCS to meet the Medicare conditions of participation. At the conclusion of the agreement, CMS will conduct a full certification survey to determine if SWHCS has achieved substantial compliance with the Medicare conditions of participation. During the term of the agreement, SWHCS remains eligible to receive reimbursements from Medicare for services rendered to Medicare beneficiaries.

Also in April, 2010, SWHCS received notification from the California Department of Public Health ("CDPH") indicating that it planned to initiate a process to revoke SWHCS's hospital license. In May, 2010, SWHCS received the formal document related to the revocation action. In September, 2010, SWHCS entered into an agreement with CDPH relating to the license revocation. The terms of the CDPH agreement are substantially similar to those contained in the agreement with CMS. As a result of the agreement, SWHCS's hospital license remains in effect pending the outcome of the CMS full certification survey which will occur at the end of the agreement. Pursuant to the results of the CMS full certification survey, which we anticipate occurring in mid-year, 2011, should SWHCS be deemed to have achieved substantial compliance with the Medicare conditions of participation, CDPH shall deem SWHCS's license to be in good standing. Failure of SWHCS to achieve substantial compliance with the Medicare conditions of participation, pursuant to CMS's full certification survey, will likely have a material adverse impact on SWHCS's ability to continue to operate the facilities.

As a result of the matters discussed above, we were not previously permitted to open newly constructed capacity at Rancho Springs Medical Center and Inland Valley Medical Center. However, in February, 2011, we received permission from CDPH to begin accessing the new capacity. Unrelated to these developments, we expect a competitor to open a newly constructed acute care hospital during the first quarter of 2011. We are unable to predict the net impact of these developments on SWHCS's results of operations in 2011 and beyond.

Rancho Springs Medical Center and Inland Valley Medical Center remain fully committed to providing high-quality healthcare to their patients and the communities they serve. We therefore intend to work expeditiously and collaboratively with both CMS and CDPH in an effort to resolve these matters, although there can be no assurance we will be able to do so. Failure to resolve these matters could have a material adverse effect on us. For the years ended December 31, 2010 and 2009, after deducting an allocation for corporate overhead expense, SWHCS generated approximately 1.1% and 4.3%, respectively, of our income from operations after income attributable to noncontrolling interest.

Given these uncertainties, risks and assumptions, as outlined above, you are cautioned not to place undue reliance on such forward-looking statements. Our actual results and financial condition could differ materially from those expressed in, or implied by, the forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We assume no obligation to publicly update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except as may be required by law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

***Critical Accounting Policies and Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes.

A summary of our significant accounting policies is outlined in Note 1 to the financial statements. We consider our critical accounting policies to be those that require us to make significant judgments and estimates when we prepare our financial statements, including the following:

**Revenue recognition:** We record revenues and related receivables for health care services at the time the services are provided. Medicare and Medicaid revenues represented 38% of our net patient revenues during each of 2010, 2009 and 2008. Revenues from managed care entities, including health maintenance organizations and managed Medicare and Medicaid programs accounted for 46% of our net patient revenues during each of 2010, 2009 and 2008.

We report net patient service revenue at the estimated net realizable amounts from patients and third-party payors and others for services rendered. We have agreements with third-party payors that provide for payments to us at amounts different from our established rates. Payment arrangements include prospectively determined rates per discharge, reimbursed costs, discounted charges and per diem payments. Estimates of contractual allowances under managed care plans are based upon the payment terms specified in the related contractual agreements. We closely monitor our historical collection rates, as well as changes in applicable laws, rules and regulations and contract terms, to assure that provisions are made using the most accurate information available. However, due to the complexities involved in these estimations, actual payments from payors may be different from the amounts we estimate and record.

We estimate our Medicare and Medicaid revenues using the latest available financial information, patient utilization data, government provided data and in accordance with applicable Medicare and Medicaid payment rules and regulations. The laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation and as a result, there is at least a reasonable possibility that recorded estimates will change by material amounts in the near term. Certain types of payments by the Medicare program and state Medicaid programs (e.g. Medicare Disproportionate Share Hospital, Medicare Allowable Bad Debts and Inpatient Psychiatric Services) are subject to retroactive adjustment in future periods as a result of administrative review and audit and our estimates may vary from the final settlements. Such amounts are included in accounts receivable, net, on our Consolidated Balance Sheets. The funding of both federal Medicare and state Medicaid programs are subject to legislative and regulatory changes. As such, we cannot provide any assurance that future legislation and regulations, if enacted, will not have a material impact on our future Medicare and Medicaid reimbursements. Adjustments related to the final settlement of these retrospectively determined amounts did not materially impact our results in 2010, 2009 or 2008. If it were to occur, each 1% adjustment to our estimated net Medicare revenues that are subject to retrospective review and settlement as of December 31, 2010, would change our after-tax net income by approximately $1 million.

We provide care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than our established rates. Because we do not pursue collection of amounts determined to qualify as charity care, they are not reported in net revenues or in accounts receivable, net. Our acute care hospitals provided charity care and uninsured discounts, based on charges at established rates, amounting to $807 million, $671 million and $609 million during 2010, 2009 and 2008, respectively.

At our acute care facilities, Medicaid pending accounts comprise the large majority of our receivables that are pending approval from third-party payers but we also have smaller amounts due from other miscellaneous payers such as county indigent programs in certain states. Approximately 4% or $33 million as of December 31, 2010 and 6% or $35 million as of December 31, 2009 of our accounts receivable, net, were comprised of Medicaid pending accounts.

Our patient registration process includes an interview of the patient or the patient's responsible party at the time of registration. At that time, an insurance eligibility determination is made and an insurance plan code is assigned. There are various pre-established insurance profiles in our patient accounting system which determine the expected insurance reimbursement for each patient based on the insurance plan code assigned and the services rendered. Certain patients may be classified as Medicaid pending at registration based upon a screening evaluation if we are unable to definitively determine if they are currently Medicaid eligible. When a patient is registered as Medicaid eligible or Medicaid pending our patient accounting system records net revenues for the services provided to that patient based upon the established Medicaid reimbursement rates pending ultimate disposition of the patient's Medicaid eligibility.

Based on historical hindsight information related to Medicaid pending accounts, we estimate that approximately 56% or $18 million of the $33 million Medicaid pending accounts receivable as of December 31, 2010 will subsequently qualify for Medicaid reimbursement. Approximately 56% or $20 million of $35 million total Medicaid pending accounts receivable as of December 31, 2009 subsequently qualified for Medicaid pending reimbursement and were therefore appropriately classified at the patient's registration. Additional charity reserves of $15 million during 2010 and $16 million during 2009 were established to cover the Medicaid Pending patients that failed to qualify for the Medicaid program based on historical conversion rates. Based on general factors as discussed below in *Provision for Doubtful Accounts*, our facilities make estimates at each financial reporting period to reserve for amounts that are deemed to be uncollectible. Such estimated uncollectible amounts related to Medicaid pending, as well as other accounts receivable payer classifications, are considered when the overall individual facility and company-wide reserves are developed.

Below are the Medicaid pending receivable agings as of December 31, 2010 and 2009 (amounts in thousands):

| | 2010 | % | 2009 | % |
|---|---|---|---|---|
| Under 60 days | $13,266 | 40.3 | $14,073 | 39.8 |
| 61-120 days | 6,925 | 21.0 | 8,254 | 23.4 |
| 121-180 days | 3,316 | 10.1 | 3,975 | 11.3 |
| Over 180 days | 9,414 | 28.6 | 9,020 | 25.5 |
| Total | $32,921 | 100.0 | $35,322 | 100.0 |

**Provision for Doubtful Accounts:** Collection of receivables from third-party payers and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill which is the patient's responsibility, primarily co-payments and deductibles. We estimate our provisions for doubtful accounts based on general factors such as payer mix, the agings of the receivables and historical collection experience. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions which might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. At our acute care hospitals, third party liability accounts are pursued until all payment and adjustments are posted to the patient account. For those accounts with a patient balance after third party liability is finalized or accounts for uninsured patients, the patient is sent a series of statements and collection letters. Patients that express an inability to pay are reviewed for potential sources of assistance including our charity care policy. If the patient is deemed unwilling to pay, the account is written-off as bad debt and transferred to an outside collection agency for additional collection effort. Our accounts receivable are recorded net of established charity care reserves of $99 million as of December 31, 2010 and $61 million as of December 31, 2009.

Uninsured patients that do not qualify as charity patients are extended an uninsured discount of at least 20% of total charges. During the collection process the hospital establishes a partial reserve in the allowance for doubtful accounts for self-pay balances outstanding for greater than 60 days from the date of discharge. All self-pay accounts at the hospital level are fully reserved if they have been outstanding for greater than 90 days from the date of discharge. Third party liability accounts are fully reserved in the allowance for doubtful accounts when the balance ages past 180 days from the date of discharge. Potential charity accounts are fully reserved when it is determined the patient may be unable to pay.

On a consolidated basis, we monitor our total self-pay receivables to ensure that the total allowance for doubtful accounts provides adequate coverage based on historical collection experience. At December 31, 2010 and December 31, 2009, accounts receivable are recorded net of allowance for doubtful accounts of $249 million and $169 million, respectively.

Approximately 93% during 2010, 94% during 2009 and 93% during 2008, of our consolidated provision for doubtful accounts, was incurred by our acute care hospitals. Shown below is our payer mix concentrations and related aging of our billed accounts receivable, net of contractual allowances, for our acute care hospitals as of December 31, 2010 and 2009:

**As of December 31, 2010:**

| (amounts in thousands) | 0-60 days | 61-120 days | 121-180 days | Over 180 days |
|---|---|---|---|---|
| Medicare | $ 56,586 | $ 2,868 | $ 824 | $ 1,214 |
| Medicaid | 29,166 | 13,280 | 6,865 | 19,135 |
| Commercial insurance and other | 201,609 | 50,479 | 23,210 | 42,459 |
| Private pay | 92,246 | 73,470 | 23,372 | 21,815 |
| Total | $379,607 | $140,097 | $54,271 | $84,623 |

**As of December 31, 2009:**

| (amounts in thousands) | 0-60 days | 61-120 days | 121-180 days | Over 180 days |
|---|---|---|---|---|
| Medicare | $ 52,020 | $ 3,071 | $ 687 | $ 3,036 |
| Medicaid | 29,299 | 16,710 | 7,751 | 21,111 |
| Commercial insurance and other | 188,549 | 48,987 | 20,867 | 34,904 |
| Private pay | 79,395 | 38,906 | 12,916 | 15,741 |
| Total | $349,263 | $107,674 | $42,221 | $74,792 |

**Self-Insured Risks:** We provide for self-insured risks, primarily general and professional liability claims and workers' compensation claims. Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimate of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. All relevant information, including our own historical experience is used in estimating the expected amount of claims. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Our estimated self-insured reserves are reviewed and changed, if necessary, at each reporting date and changes are recognized currently as additional expense or as a reduction of expense. Given our significant self-insured exposure for professional and general liability claims, there can be no assurance that a sharp increase in the number and/or severity of claims asserted against us will not have a material adverse effect on our future results of operations.

*Professional and General Liability Claims*

Effective January 1, 2008, most of our subsidiaries became self-insured for professional and general liability exposure up to $10 million per occurrence (as compared to $20 million per occurrence prior to 2008). Prior to our acquisition of PSI in November, 2010, our subsidiaries purchased several excess policies through commercial insurance carriers which provide for coverage in excess of $10 million up to $200 million per occurrence and in the aggregate. However, we are liable for 10% of the claims paid pursuant to the commercially insured coverage in excess of $10 million up to $60 million per occurrence and in the aggregate.

Prior to our acquisition in November, 2010, the PSI facilities were commercially insured for professional and general liability insurance claims in excess of a $3 million self-insured retention to a limit of $75 million. PSI utilized its captive insurance company to manage the self-insured retention and that captive insurance company remains in place after our acquisition of PSI.

Since our acquisition of PSI on November 15, 2010, the former PSI subsidiaries are self-insured for professional and general liability exposure up to $3 million per occurrence and our legacy subsidiaries (which are not former PSI subsidiaries) are self-insured for professional and general liability exposure up to $10 million per occurrence. Effective November, 2010, our subsidiaries (including the former PSI subsidiaries) were provided with several excess policies through commercial insurance carriers which provide for coverage in excess of the applicable per occurrence self-insured retention (either $3 million or $10 million) up to $200 million per occurrence and in the aggregate. We remain liable for 10% of the claims paid pursuant to the commercially insured coverage in excess of $10 million up to $60 million per occurrence and in the aggregate.

Upon our acquisition of PSI, we conducted a thorough analysis of PSI's claims and related reserves and, with the assistance of an independent third-party actuary, we determined that the aggregate self-insured retention estimate for the pre-acquisition professional and general liability claims amounted to $51 million which is included in our total accrual as of December 31, 2010, as discussed below.

As of December 31, 2010, the total accrual for our professional and general liability claims, including the estimated claims related to the facilities acquired from PSI, was $289 million, of which $60 million is included in current liabilities. As of December 31, 2009, the total accrual for our professional and general liability claims was $266 million, of which $46 million is included in other current liabilities.

Based upon the results of reserve analyses, we recorded reductions to our professional and general liability self-insurance reserves (relating to prior years) amounting to $49 million during 2010 and $23 million during 2009. These favorable changes in our estimated future claims payments were due to: (i) an increased weighting given to company-specific metrics (to 75% from 50%), and decreased general industry metrics (to 25% from 50%), related to projected incidents per exposure, historical claims experience and loss development factors; (ii) historical data which measured the realized favorable impact of medical malpractice tort reform experienced in several states in which we operate, and; (iii) a decrease in claims related to certain higher risk specialties (such as obstetrical) due to a continuation of the company-wide patient safety initiative undertaken during the last several years. As the number of our facilities and our patient volumes have increased, thereby providing for a statistically significant data group, and taking into consideration our long-history of company-specific risk management programs and claims experience, our reserve analyses have included a greater emphasis on our historical professional and general liability experience which has developed favorably as compared to general industry trends. Actuarially determined estimates for our 2011 provision for self-insured professional and general liability claims were developed based upon similar metrics and weighting.

For the years of 1998 through 2001, most of our subsidiaries were covered under commercial insurance policies with PHICO, a Pennsylvania based insurance company that was placed into liquidation in February, 2002. As a result, although PHICO continued to be liable for claims on our behalf that were related to 1998 through 2001, we began paying the claims upon PHICO's liquidation. Since that time, although we preserved our right to receive reimbursement from the PHICO estate, we were not previously able to assess the probability of collection or reasonably quantify our share of the liquidation proceeds. In January, 2009, a court order from the Commonwealth Court of Pennsylvania was executed in connection with the partial liquidation of the PHICO estate. As a result, during the fourth quarter of 2008, based upon our share of the undisputed and resolved claims made against the PHICO estate as of a specified date and as approved by the liquidator to the court, we recorded a $10 million reduction to our professional and general liability self-insured claims expense. These liquidation proceeds were received during the first quarter of 2009.

Based upon the results of workers' compensation reserves analyses, we recorded reductions to our prior year reserves for workers' compensation claims amounting to $4 million during 2010, $7 million during 2009 and $4 million during 2008.

Although we are unable to predict whether or not our future financial statements will include adjustments to our prior year reserves for self-insured general and professional and workers' compensation claims, given the relatively unpredictable nature of the these potential liabilities and the factors impacting these reserves as discussed above, it is reasonably likely that our future financial results may include material adjustments to prior period reserves.

Below is a schedule showing the changes in our general and professional liability and workers' compensation reserves during the three years ended December 31, 2010 (amount in thousands):

| | General and Professional Liability | Workers' Compensation | Total |
|---|---|---|---|
| Balance at January 1, 2008 | $256,013 | $ 48,742 | $304,755 |
| Plus: accrued insurance expense, net of commercial premiums paid (a) (c) | 56,904 | 16,509 | 73,413 |
| Less: Payments made in settlement of self-insured claims | (41,807) | (16,754) | (58,561) |
| Balance at January 1, 2009 | 271,110 | 48,497 | 319,607 |
| Plus: accrued insurance expense, net of commercial premiums paid (b) (c) | 34,963 | 9,351 | 44,314 |
| Less: Payments made in settlement of self-insured claims | (40,465) | (15,317) | (55,782) |
| Balance at January 1, 2010 | 265,608 | 42,531 | 308,139 |
| Plus: accrued insurance expense, net of commercial premiums paid (b) (c) | 4,742 | 14,997 | 19,739 |
| Less: Payments made in settlement of self-insured claims | (31,713) | (18,460) | (50,173) |
| Plus: Liabilities assumed in the acquisition of PSI | 50,800 | 31,956 | 82,756 |
| Balance at December 31, 2010 | $289,437 | $ 71,024 | $360,461 |

(a) Excludes the impact of the $10 million recovery from the liquidation of the PHICO estate, as discussed above.

(b) General and professional liability amounts for 2009 and 2010 are net of adjustments recoded during each year relating to prior years, as discussed above.

(c) Workers' compensation amounts for 2008, 2009 and 2010 are net of adjustments recorded during each year as discussed above.

In addition, we also maintain self-insured employee benefits programs for employee healthcare and dental claims. The ultimate costs related to these programs include expenses for claims incurred and paid in addition to an accrual for the estimated expenses incurred in connection with claims incurred but not yet reported.

**Property Insurance:**

*Acute care facilities and legacy behavioral health care facilities*

We have commercial property insurance policies covering catastrophic losses, including windstorm damage, up to a $1 billion policy limit per occurrence, subject to $250,000 deductible. Losses resulting from named windstorms are subject to deductibles between 3% and 5% of the declared total insurable value of the property. In addition, we have commercial property insurance policies covering catastrophic losses resulting from earthquake and flood damage, each subject to aggregated loss limits (as opposed to per occurrence losses.). Our earthquake limit is $250 million, subject to a deductible of $250,000, except for facilities located within documented fault zones. Earthquake losses that affect facilities located in fault zones within the United States are subject to a $100 million limit and will have applied deductibles ranging from 1% to 5% of the declared total insurable value of the property. The earthquake limit in Puerto Rico is $25 million. Flood losses have either a $250,000 or $500,000 deductible, based upon the location of the facility.

*Behavioral health care facilities acquired in November, 2010*

The newly acquired facilities formerly owned by PSI have all risk property coverage with a loss limit of $100 million with a $25,000 deductible. Earth movement losses, except California, are subject to an annual aggregate loss limit of $100 million with a $50,000 per occurrence deductible. Earthquake coverage in California is further sub-limited to an annual aggregate loss limit of $50 million with a deductible of 5% of the declared total insurable value of the property. Named windstorms are insured to $100 million per occurrence but are potentially subject to applied deductibles ranging from 1% to 5% of the declared total insurable value of the property. Flood losses are subject to an annual aggregate loss limit of $100 million with deductibles ranging from $50,000 to $100,000. Flood losses that occur in designated high hazard areas are sub-limited to $25 million with a $500,000 deductible.

Due to an increase in property losses experienced nationwide in recent years, the cost of commercial property insurance has increased. As a result, catastrophic coverage for earthquake and flood has been limited to annual aggregate losses (as opposed to per occurrence losses). Given these insurance market conditions, there can be no assurance that a continuation of these unfavorable trends, or a sharp increase in uninsured property losses sustained by us, will not have a material adverse effect on our future results of operations.

**Long-Lived Assets:** We review our long-lived assets, including amortizable intangible assets, for impairment whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flow. If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to its estimated fair value and an impairment loss is recognized. Fair values are determined based on estimated future cash flows using appropriate discount rates.

**Goodwill:** Goodwill is reviewed for impairment at the reporting unit level on an annual basis or sooner if the indicators of impairment arise. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of each reporting unit. We have designated September 1st as our annual impairment assessment date and performed an impairment assessment as of September 1, 2010 which indicated no impairment of goodwill. Future changes in the estimates used to conduct the impairment review, including profitability and market value projections, could indicate impairment in future periods potentially resulting in a write-off of a portion or all of our goodwill.

**Income Taxes:** Deferred tax assets and liabilities are recognized for the amount of taxes payable or deductible in future years as a result of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. We believe that future income will enable us to realize our deferred tax assets net of recorded valuation allowances relating to state net operating loss carry-forwards.

We operate in multiple jurisdictions with varying tax laws. We are subject to audits by any of these taxing authorities. Our tax returns have been examined by the Internal Revenue Service ("IRS") through the year ended December 31, 2006. We believe that adequate accruals have been provided for federal, foreign and state taxes.

See *Provision for Income Taxes and Effective Tax Rates* below for discussion of our effective tax rates during each of the last three years.

**Recent Accounting Pronouncements:** For a summary of recent accounting pronouncements, please see *Note 1 to the Consolidated Financial Statements* as included in this Report on Form 10-K for the year ended December 31, 2010.

### *Results of Operations*

The following table summarizes our results of operations, and is used in the discussion below, for the years ended December 31, 2010, 2009 and 2008 (dollar amounts in thousands):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| Net revenues | $5,568,185 | 100.0% | $5,202,379 | 100.0% | $5,022,417 | 100.0% |
| Operating charges: | | | | | | |
| Salaries, wages and benefits | 2,423,102 | 43.5% | 2,204,422 | 42.4% | 2,133,181 | 42.5% |
| Other operating expenses | 1,005,288 | 18.1% | 994,923 | 19.1% | 1,044,278 | 20.8% |
| Supplies expense | 733,093 | 13.2% | 699,249 | 13.4% | 694,477 | 13.8% |
| Provision for doubtful accounts | 546,909 | 9.8% | 508,603 | 9.8% | 476,745 | 9.5% |
| Depreciation and amortization | 223,915 | 4.0% | 204,703 | 3.9% | 193,635 | 3.9% |
| Lease and rental expense | 76,961 | 1.4% | 69,947 | 1.3% | 69,882 | 1.4% |
| Transaction costs | 53,220 | 1.0% | — | — | — | — |
| | 5,062,488 | 90.9% | 4,681,847 | 90.0% | 4,612,198 | 91.8% |
| Income from operations | 505,697 | 9.1% | 520,532 | 10.0% | 410,219 | 8.2% |
| Interest expense, net | 77,600 | 1.4% | 45,810 | 0.9% | 53,207 | 1.1% |
| Income from continuing operations before income taxes | 428,097 | 7.7% | 474,722 | 9.1% | 357,012 | 7.1% |
| Provision for income taxes | 152,302 | 2.7% | 170,475 | 3.3% | 123,378 | 2.5% |
| Income from continuing operations | 275,795 | 5.0% | 304,247 | 5.8% | 233,634 | 4.7% |
| Income from discontinued operations, net of income tax expense | — | 0.0% | — | 0.0% | 6,436 | 0.1% |
| Net income | 275,795 | 5.0% | 304,247 | 5.8% | 240,070 | 4.8% |
| Less: Net income attributable to noncontrolling interests | 45,612 | 0.9% | 43,874 | 0.8% | 40,693 | 0.8% |
| Net income attributable to UHS | $ 230,183 | 4.1% | $ 260,373 | 5.0% | $ 199,377 | 4.0% |

**Year Ended December 31, 2010 as compared to the Year Ended December 31, 2009:** Net revenues increased 7% or $366 million to $5.57 billion during 2010 as compared to $5.20 billion during 2009. The increase was attributable to:

- a $169 million or 3% increase in net revenues generated at our acute care hospitals and behavioral health care facilities owned during both periods (which we refer to as "same facility");
- $227 million of combined behavioral health revenues generated during the period of November 16, 2010 to December 31, 2010 at the facilities acquired by us from PSI, and;
- $30 million of other combined net decreases in revenues resulting primarily from decreased revenues earned during 2010 in connection with construction management contract pursuant to the terms of which we built a newly constructed acute care hospital for an unrelated third party that was completed during the fourth quarter of 2009.

Income from continuing operations before income taxes decreased $47 million to $428 million during 2010 as compared to $475 million during 2009 due to the following:

- a decrease of $33 million at our acute care facilities, as discussed below in *Acute Care Hospital Services,* exclusive of: (i) the $22 million net favorable effect of the reductions recorded during 2010 and 2009 to our professional and general liability reserves, as discussed above in *Self-Insured Risks* (the amounts attributable to our acute care hospitals were $42 million in 2010 and $20 million in

2009); (ii) the $5 million net unfavorable effect of the reduction to our workers' compensation self insurance reserves recorded during 2009 that related to years prior to 2009, and; (iii) the unfavorable effect of the $7 million charge recorded during 2010 to write-off certain costs related to an acute care hospital construction project;

- an increase of $62 million at our behavioral health care facilities as discussed below in *Behavioral Health Services* exclusive of: (i) the $4 million net favorable effect of the reductions recorded during 2010 and 2009 to our professional and general liability reserves, as discussed above in *Self-Insured Risks* (the amounts attributable to our behavioral health care facilities were $7 million in 2010 and $3 million in 2009), and; (ii) the $2 million unfavorable effect of the reduction to our workers' compensation self insurance reserves recorded during 2009 that related to years prior to 2009;
- a decrease of $53 million resulting from the transaction fees incurred during 2010 in connection with our acquisition of PSI;
- a decrease of $32 million resulting from an increase in interest expense resulting primarily from the cost of borrowings incurred to finance the acquisition of PSI;
- a net increase of $26 million resulting from the reductions recorded during 2010 and 2009 to our professional and general liability reserves, as discussed above in Self-Insured Risks ($49 million reduction recorded during 2010 and $23 million reduction during 2009), and;
- a net decrease of $17 million from other combined net unfavorable changes consisting of: (i) a $9 million decrease resulting from the charge incurred during 2010 in connection with the previously disclosed split-dollar life insurance agreements entered into during 2010 on the lives of our chief executive officer and his wife; (ii) a $7 million decrease resulting from the charge recorded during 2010 to write-off certain costs related to an acute care hospital construction project; (iii) a $7 million decrease resulting from a reduction to our workers' compensation self insurance reserves recorded during 2009 that related to years prior to 2009, and; (iv) a net increase of $6 million from other combined net favorable changes.

Net income attributable to UHS decreased $30 million to $230 million during 2010 as compared to $260 million during 2009 due to the following:

- the $47 million decrease in income from continuing operations before income taxes, as discussed above;
- an unfavorable change of $2 million in the net income attributable to noncontrolling interests;
- a favorable change of $19 million resulting from a decrease in the provision for income taxes resulting from the $49 million decrease in pre-tax income ($47 million decrease income from continuing operations and $2 million increase in income attributable to noncontrolling interests) and certain other nondeductible items as discussed below in *Provision for Income Taxes and Effective Tax Rates.*

**Year Ended December 31, 2009 as compared to the Year Ended December 31, 2008:** Net revenues increased 4% or $180 million to $5.20 billion during 2009 as compared to $5.02 billion during 2008. The increase was attributable to:

- a $182 million or 4% increase in net revenues generated at our acute care hospitals and behavioral health care facilities, on a same facility basis;
- $22 million of combined increases due primarily to the revenues generated at behavioral health facilities acquired or opened during 2009 and 2008, and;
- $24 million of other combined net decreases in revenues resulting primarily from decreased revenue earned during 2009 in connection with construction management contracts pursuant to the terms of which we built two newly constructed acute care hospitals for an unrelated third party.

Income from continuing operations before income taxes increased $118 million to $475 million during 2009 as compared to $357 million during 2008 due to the following:

- an increase of $52 million at our acute care facilities, as discussed below in *Acute Care Hospital Services,* exclusive of: (i) the favorable effect of the $26 million reduction recorded during 2009 (the amount attributable to our acute care hospitals) to our professional and general liability and workers' compensation self insurance reserves relating to years prior to 2009, as discussed above in *Self-Insured Risks*, and; (ii) the $25 million provision for settlement recorded during 2008 in connection with the investigation of our South Texas Health System affiliates (which was settled during 2009);
- an increase of $33 million at our behavioral health care facilities as discussed below in *Behavioral Health Services* exclusive of: (i) the favorable effect of the $4 million reduction recorded during 2009 (the amount attributable to our behavioral health facilities) to our professional and general liability and workers' compensation self-insurance reserves relating to years prior to 2009, as discussed above in *Self-Insured Risks*;
- an increase of $30 million resulting from the reduction recorded during 2009 to our professional and general liability and workers' compensation self insurance reserves relating to years prior to 2009, as discussed above in *Self-Insured Risks;*
- a favorable change of $25 million resulting from the provision for settlement recorded during 2008 to establish a reserve in connection with the government's investigation of our South Texas Health System affiliates which was settled during 2009;
- an unfavorable change of $10 million resulting from the reduction to our professional and general liability expense recorded during 2008 in connection with the liquidation proceeds received from the PHICO estate, as discussed above in *Self-Insured Risks*;
- a decrease of $12 million from other combined net unfavorable changes.

Net income attributable to UHS increased $61 million to $260 million during 2009 as compared to $199 million during 2008 due to the following:

- the $118 million increase in income from continuing operations before income taxes, as discussed above;
- an unfavorable change of $3 million in the net income attributable to noncontrolling interests;
- an unfavorable change of $47 million in the provision for income taxes resulting primarily from the tax provision on the net increase of $115 million in income from continuing operations before income taxes, less net income attributable to noncontrolling interests. Also contributing to the increase in the income tax provision was a $4 million unfavorable discrete tax item recorded during 2009 in connection with the settlement of the government's investigation of our South Texas Health System affiliates, and;
- an unfavorable change of $7 million resulting primarily from the after-tax gain realized during 2008 on the sale of an acute care hospital.

***Acute Care Hospital Services***

***Year Ended December 31, 2010 as compared to the Year Ended December 31, 2009:***

The following table summarizes the results of operations for our acute care facilities on a same facility basis and is used in the discussions below for the years ended December 31, 2010 and 2009 (dollar amounts in thousands):

| Acute Care Hospitals—Same Facility Basis | Year Ended December 31, 2010 Amount | % of Revenues | Year Ended December 31, 2009 Amount | % of Revenues |
|---|---|---|---|---|
| Net revenues | $3,901,815 | 100.0% | $3,810,828 | 100.0% |
| Operating charges: | | | | |
| Salaries, wages and benefits | 1,489,335 | 38.2% | 1,449,183 | 38.0% |
| Other operating expenses | 697,703 | 17.9% | 685,529 | 18.0% |
| Supplies expense | 640,451 | 16.4% | 618,321 | 16.2% |
| Provision for doubtful accounts | 509,681 | 13.1% | 476,408 | 12.5% |
| Depreciation and amortization | 178,634 | 4.6% | 165,967 | 4.4% |
| Lease and rental expense | 54,867 | 1.4% | 51,035 | 1.3% |
| | 3,570,671 | 91.5% | 3,446,443 | 90.4% |
| Income from operations | 331,144 | 8.5% | 364,385 | 9.6% |
| Interest expense, net | 3,411 | 0.1% | 3,719 | 0.1% |
| Income from continuing operations before income taxes | $ 327,733 | 8.4% | $ 360,666 | 9.5% |

On a same facility basis during 2010, as compared to 2009, net revenues at our acute care hospitals increased $91 million or 2%. Income from continuing operations before income taxes decreased $33 million or 9% to $328 million or 8.4% of net revenues during 2010 as compared to $361 million or 9.5% of net revenues during 2009.

Inpatient admissions to these facilities decreased 0.3% during 2010, as compared to 2009, while patient days decreased 0.9%. Adjusted admissions (adjusted for outpatient activity) increased 1.3% and adjusted patient days increased 0.7% during 2010, as compared to 2009. The average length of inpatient stay at these facilities was 4.4 days during each of 2010 and 2009. The occupancy rate, based on the average available beds at these facilities, was 59% during 2010 and 62% during 2009.

On a same facility basis, net revenue per adjusted admission at these facilities increased 1.0% during 2010, as compared to 2009, and net revenue per adjusted patient day increased 1.7% during 2010, as compared to 2009.

The decrease in income from continuing operations before income taxes at our acute care hospitals during 2010, as compared to 2009, was due primarily to net revenue pressures experienced throughout our portfolio of acute care hospitals. The revenue pressures were caused primarily by declining commercial payor utilization and an increase in the number of uninsured and underinsured patients treated at our facilities. Our acute care facilities located in Texas were also unfavorably impacted by reductions in Medicaid revenues. Also contributing to the decline in income from continuing operations before income taxes at our acute care facilities were increases in salaries, wages and benefits expense and supplies expense which increased beyond the rate of increase of our acute care revenues.

We continue to experience an increase in uninsured patients throughout our portfolio of acute care hospitals which in part, has resulted from an increase in the number of patients who are employed but do not have health insurance. We provide care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than our established rates. Because we do not pursue collection of amounts determined to qualify as charity care, they are not reported in net revenues or in accounts receivable, net. Our acute care hospitals provided charity care and uninsured discounts, based on charges at established rates, amounting to $807 million during 2010 and $671 million during 2009. An increase in the level of uninsured patients to our facilities and the resulting adverse trends in the provision for doubtful accounts and charity care provided, could have a material unfavorable impact on our future operating results.

The following table summarizes the results of operations for all our acute care operations during 2010 and 2009. Included in these results, in addition to the same facility results shown above, is: (i) the favorable effect of $42 million recorded during 2010 and $20 million recorded during 2009 resulting from reductions to our professional and general liability self insurance reserves, as discussed above in *Self-Insured Risks*; (ii) the unfavorable effect of $7 million recorded during 2010 to write-off certain costs related to an acute care hospital construction project, and; (iii) the favorable effect of $5 million recorded during 2009 resulting from a reduction to our workers' compensation self insurance reserves (amounts in thousands):

| | Year Ended December 31, 2010 | | Year Ended December 31, 2009 | |
|---|---|---|---|---|
| **All Acute Care Hospitals** | **Amount** | **% of Revenues** | **Amount** | **% of Revenues** |
| Net revenues | $3,901,815 | 100.0% | $3,810,828 | 100.0% |
| Operating charges: | | | | |
| Salaries, wages and benefits | 1,489,335 | 38.2% | 1,443,933 | 37.9% |
| Other operating expenses | 662,009 | 17.0% | 665,237 | 17.5% |
| Supplies expense | 640,451 | 16.4% | 618,321 | 16.2% |
| Provision for doubtful accounts | 509,681 | 13.1% | 476,408 | 12.5% |
| Depreciation and amortization | 178,634 | 4.6% | 165,967 | 4.4% |
| Lease and rental expense | 54,867 | 1.4% | 51,035 | 1.3% |
| | 3,534,977 | 90.6% | 3,420,901 | 89.8% |
| Income from operations | 366,838 | 9.4% | 389,927 | 10.2% |
| Interest expense, net | 3,411 | 0.1% | 3,719 | 0.1% |
| Income from continuing operations before income taxes | $ 363,427 | 9.3% | $ 386,208 | 10.1% |

During 2010, as compared to 2009, net revenues at our acute care hospitals increased 2% or $91 million to $3.90 billion due to an increase in same facility revenues, as discussed above.

Income from continuing operations before income taxes decreased $23 million to $363 million or 9.3% of net revenues during 2010 as compared to $386 million or 10.1% of net revenues during 2009. The decrease in income before income taxes at our acute care facilities resulted from:

- a $33 million decrease at our acute care facilities on a same facility basis, as discussed above;
- an increase of $22 million resulting from the reductions recorded during 2010 ($42 million) and 2009 ($20 million) to our professional and general liability self-insurance reserves, as discussed above in *Self-Insured Risks*;
- a decrease of $7 million resulting from the write-off of certain costs during 2010 related to an acute care hospital construction project, and;
- a decrease of $5 million resulting from a reduction to our workers' compensation reserves recorded during 2009 that related to years prior to 2009.

***Year Ended December 31, 2009 as compared to the Year Ended December 31, 2008:***

The following table summarizes the results of operations for our acute care facilities on a same facility basis and is used in the discussions below for the years ended December 31, 2009 and 2008 (dollar amounts in thousands):

| Acute Care Hospitals—Same Facility Basis | Year Ended December 31, 2009 | | Year Ended December 31, 2008 | |
|---|---|---|---|---|
| | Amount | % of Revenues | Amount | % of Revenues |
| Net revenues | $3,810,828 | 100.0% | $3,675,780 | 100.0% |
| Operating charges: | | | | |
| Salaries, wages and benefits | 1,449,183 | 38.0% | 1,408,098 | 38.3% |
| Other operating expenses | 685,529 | 18.0% | 683,651 | 18.6% |
| Supplies expense | 618,321 | 16.2% | 613,944 | 16.7% |
| Provision for doubtful accounts | 476,408 | 12.5% | 449,565 | 12.2% |
| Depreciation and amortization | 165,967 | 4.4% | 153,744 | 4.2% |
| Lease and rental expense | 51,035 | 1.3% | 49,386 | 1.3% |
| | 3,446,443 | 90.4% | 3,358,388 | 91.4% |
| Income from operations | 364,385 | 9.6% | 317,392 | 8.6% |
| Interest expense, net | 3,719 | 0.1% | 4,361 | 0.1% |
| Income from continuing operations before income taxes | $ 360,666 | 9.5% | $ 313,031 | 8.5% |

On a same facility basis during 2009, as compared to 2008, net revenues at our acute care hospitals increased $135 million or 4%. Income from continuing operations before income taxes increased $48 million or 15% to $361 million or 9.5% of net revenues during 2009 as compared to $313 million or 8.5% of net revenues during 2008.

Inpatient admissions to these facilities increased 0.6% during 2009, as compared to 2008, while patient days decreased 1.4%. Adjusted admissions increased 2.2% and adjusted patient days increased 0.1% during 2009, as compared to 2008. The average length of patient stay at these facilities was 4.4 days during 2009 as compared to 4.5 days during 2008. The occupancy rate, based on the average available beds at these facilities, was 62% during 2009 and 63% during 2008.

Our same facility net revenues were favorably impacted by an increase in prices charged to private payors including health maintenance organizations and preferred provider organizations. On a same facility basis, net revenue per adjusted admission at these facilities increased 1.4% during 2009, as compared to 2008, and net revenue per adjusted patient day increased 3.5% during 2009, as compared to 2008.

In addition to the increase in net revenues, the increase in income from continuing operations before income taxes generated by our acute care facilities during 2009, as compared to 2008, was due primarily to, as a percentage of net revenues:

- a decrease in salaries, wages and benefits expense (to 38.0% of net revenues during 2009 as compared to 38.3% during 2008) due primarily to a moderation of increases to salaries and wages due to the increased unemployment rates and general economic conditions as well as staff reductions at certain of our facilities due to decreased patient volumes;
- a decrease in supplies expense (to 16.2% during 2009 as compared to 16.7% during 2008) due primarily to the cost savings realized from a new group purchasing agreement that commenced in April, 2008, and;

- a decrease in other operating expenses (to 18.0% during 2009 as compared to 18.6% during 2008) due primarily to cost-reducing initiatives undertaken at our facilities as well as the impact of the disinflationary economy which has limited our vendors' and service providers' ability to increase their prices.

Our acute care hospitals provided charity care and uninsured discounts, based on charges at established rates, amounting to $671 million during 2009 and $609 million during 2008.

The following table summarizes the results of operations for all our acute care operations during 2009 and 2008. Included in these results, in addition to the same facility results shown above, is: (i) the favorable effect of $26 million recorded during 2009 resulting from the reduction to our professional and general liability and workers' compensation self insurance reserves relating to years prior to 2009, as discussed above in *Self-Insured Risks,* and; (ii) the unfavorable effect resulting from the $25 million provision for settlement recorded during 2008 to establish a reserve in connection with the government's investigation of our South Texas Health System affiliates which was settled during 2009 (amounts in thousands):

| | Year Ended December 31, 2009 | | Year Ended December 31, 2008 | |
|---|---|---|---|---|
| **All Acute Care Hospitals** | **Amount** | **% of Revenues** | **Amount** | **% of Revenues** |
| Net revenues | $3,810,828 | 100.0% | $3,669,504 | 100.0% |
| Operating charges: | | | | |
| Salaries, wages and benefits | 1,443,933 | 37.9% | 1,413,963 | 38.5% |
| Other operating expenses | 665,237 | 17.5% | 707,758 | 19.3% |
| Supplies expense | 618,321 | 16.2% | 613,944 | 16.7% |
| Provision for doubtful accounts | 476,408 | 12.5% | 443,289 | 12.1% |
| Depreciation and amortization | 165,967 | 4.4% | 153,744 | 4.2% |
| Lease and rental expense | 51,035 | 1.3% | 49,383 | 1.3% |
| | 3,420,901 | 89.8% | 3,382,081 | 92.2% |
| Income from operations | 389,927 | 10.2% | 287,423 | 7.8% |
| Interest expense, net | 3,719 | 0.1% | 4,361 | 0.1% |
| Income from continuing operations before income taxes | $ 386,208 | 10.1% | $ 283,062 | 7.7% |

During 2009, as compared to 2008, net revenues at our acute care hospitals increased 4% or $141 million to $3.81 billion. The increase in net revenues was attributable to:

- a $135 million increase at same facility revenues, as discussed above, and;
- a net increase of $6 million resulting from other combined revenue changes.

Income from continuing operations before income taxes increased $103 million to $386 million or 10.1% of net revenues during 2009 as compared to $283 million or 7.7% of net revenues during 2008. The increase in income before income taxes at our acute care facilities resulted from:

- a $48 million increase at our acute care facilities on a same facility basis, as discussed above;
- an increase of $25 million resulting from the reduction recorded during 2009 to our professional and general liability ($20 million) and workers' compensation ($5 million) self-insurance reserves relating to years prior to 2009, as discussed above in *Self-Insured Risks*;
- a favorable change of $25 million resulting from the provision for settlement recorded during 2008 to establish a reserve in connection with the government's investigation of our South Texas Health System affiliates which was settled during 2009;
- $5 million of other combined net increases

***Behavioral Health Care Services***

***Year Ended December 31, 2010 as compared to the Year Ended December 31, 2009:***

The following table summarizes the results of operations for our behavioral health care facilities, on a same facility basis, and is used in the discussions below for the years ended December 31, 2010 and 2009 (dollar amounts in thousands):

| Behavioral Health Care Facilities—Same Facility Basis | Year Ended December 31, 2010 Amount | % of Revenues | Year Ended December 31, 2009 Amount | % of Revenues |
|---|---|---|---|---|
| Net revenues | $1,393,095 | 100.0% | $1,314,749 | 100.0% |
| Operating charges: | | | | |
| Salaries, wages and benefits | 675,490 | 48.5% | 642,761 | 48.9% |
| Other operating expenses | 251,507 | 18.1% | 238,635 | 18.2% |
| Supplies expense | 74,280 | 5.3% | 73,549 | 5.6% |
| Provision for doubtful accounts | 29,966 | 2.2% | 31,939 | 2.4% |
| Depreciation and amortization | 31,967 | 2.3% | 31,598 | 2.4% |
| Lease and rental expense | 15,385 | 1.1% | 15,915 | 1.2% |
| | 1,078,595 | 77.4% | 1,034,397 | 78.7% |
| Income from operations | 314,500 | 22.6% | 280,352 | 21.3% |
| Interest expense, net | 11 | 0.0% | 209 | 0.0% |
| Income from continuing operations before income taxes | $ 314,489 | 22.6% | $ 280,143 | 21.3% |

On a same facility basis during 2010, as compared to 2009, net revenues at our behavioral health care facilities increased 6% or $78 million to $1.39 billion during 2010 as compared to $1.31 billion during 2009. Income from continuing operations before income taxes increased $34 million or 12% to $314 million or 22.6% of net revenues during 2010 as compared to $280 million or 21.3% of net revenues during 2009.

Inpatient admissions to these facilities increased 4.3% during 2010, as compared to 2009, while patient days increased 1.8%. Adjusted admissions increased 4.2% and adjusted patient days increased 1.7% during 2010, as compared to 2009. The average length of patient stay at these facilities was 15.0 days during 2010 and 15.3 days during 2009. The occupancy rate, based on the average available beds at these facilities, was 75% during 2010 and 74% during 2009.

On a same facility basis, net revenue per adjusted admission at these facilities increased 1.4% during 2010, as compared to 2009, and net revenue per adjusted patient day increased 3.9% during 2010, as compared to 2009.

The following table summarizes the results of operations for all our behavioral health care facilities for 2010 and 2009, including newly acquired or recently opened facilities and the favorable effect resulting from reductions to our professional and general liability and workers' compensation self insurance reserves as discussed in *Self-Insured Risks*. (amounts in thousands):

| | Year Ended December 31, 2010 | | Year Ended December 31, 2009 | |
|---|---|---|---|---|
| **All Behavioral Health Care Facilities** | **Amount** | **% of Revenues** | **Amount** | **% of Revenues** |
| Net revenues | $1,635,455 | 100.0% | $1,315,029 | 100.0% |
| Operating charges: | | | | |
| Salaries, wages and benefits | 809,244 | 49.5% | 641,920 | 48.8% |
| Other operating expenses | 292,354 | 17.9% | 237,378 | 18.1% |
| Supplies expense | 87,375 | 5.3% | 73,715 | 5.6% |
| Provision for doubtful accounts | 36,950 | 2.3% | 31,948 | 2.4% |
| Depreciation and amortization | 39,284 | 2.4% | 31,717 | 2.4% |
| Lease and rental expense | 19,987 | 1.2% | 16,601 | 1.3% |
| | 1,285,194 | 78.6% | 1,033,279 | 78.6% |
| Income from operations | 350,261 | 21.4% | 281,750 | 21.4% |
| Interest expense, net | 4,211 | 0.3% | 209 | 0.0% |
| Income from continuing operations before income taxes | $ 346,050 | 21.2% | $ 281,541 | 21.4% |

During 2010, as compared to 2009, net revenues at our behavioral health care facilities (including the facilities formerly owned by PSI which were acquired by us in November, 2010, and other newly acquired and recently opened facilities), increased 24% or $320 million to $1.64 billion during 2010 as compared to $1.32 billion during 2009. The increase in net revenues was attributable to:

- a $78 million increase in same facility revenues, as discussed above, and;
- a $242 million increase resulting from the revenues generated at the recently acquired facilities formerly operated by PSI and other recently acquired or opened facilities.

Income from continuing operations before income taxes increased $65 million or 23% to $346 million or 21.2% of net revenues during 2010, as compared to $281 million or 21.4% of net revenues during 2009. The increase in income from continuing operations before income taxes at our behavioral health facilities was attributable to:

- a $34 million increase at our behavioral health facilities on a same facility basis, as discussed above, and;
- a $31 million increase resulting from the income, net of losses, generated at the recently acquired PSI facilities and other recently acquired or opened facilities.

***Year Ended December 31, 2009 as compared to the Year Ended December 31, 2008:***

The following table summarizes the results of operations for our behavioral health care facilities, on a same facility basis, and is used in the discussions below for the years ended December 31, 2009 and 2008 (dollar amounts in thousands):

| Behavioral Health Care Facilities—Same Facility Basis | Year Ended December 31, 2009 Amount | % of Revenues | Year Ended December 31, 2008 Amount | % of Revenues |
|---|---|---|---|---|
| Net revenues | $1,291,610 | 100.0% | $1,243,454 | 100.0% |
| Operating charges: | | | | |
| Salaries, wages and benefits | 627,683 | 48.6% | 612,079 | 49.2% |
| Other operating expenses | 233,452 | 18.1% | 231,277 | 18.6% |
| Supplies expense | 71,891 | 5.6% | 72,067 | 5.8% |
| Provision for doubtful accounts | 30,558 | 2.4% | 32,526 | 2.6% |
| Depreciation and amortization | 29,556 | 2.3% | 29,750 | 2.4% |
| Lease and rental expense | 15,837 | 1.2% | 16,205 | 1.3% |
| | 1,008,977 | 78.1% | 993,904 | 79.9% |
| Income from operations | 282,633 | 21.9% | 249,550 | 20.1% |
| Interest expense, net | 209 | 0.0% | 218 | 0.0% |
| Income from continuing operations before income taxes | $ 282,424 | 21.9% | $ 249,332 | 20.1% |

On a same facility basis during 2009, as compared to 2008, net revenues at our behavioral health care facilities increased 4% or $48 million to $1.29 billion during 2009 as compared to $1.24 billion during 2008. Income from continuing operations before income taxes increased $33 million or 13% to $282 million or 21.9% of net revenues during 2009 as compared to $249 million or 20.1% of net revenues during 2008.

Inpatient admissions at these facilities increased 2.2% during 2009, as compared to 2008, while patient days increased 1.2%. Adjusted admissions increased 1.9% and adjusted patient days increased 0.9% during 2009, as compared to 2008. The average length of patient stay at these facilities was 15.7 days during 2009 and 15.8 days during 2008. The occupancy rate, based on the average available beds at these facilities, was 74% during 2009 and 75% during 2008.

On a same facility basis, net revenue per adjusted admission at these facilities increased 1.9% during 2009, as compared to 2008, and net revenue per adjusted patient day increased 3.0% during 2009, as compared to 2008.

The following table summarizes the results of operations for all our behavioral health care facilities for 2009 and 2008, including newly acquired or recently opened facilities (amounts in thousands):

| | Year Ended December 31, 2009 | | Year Ended December 31, 2008 | |
|---|---|---|---|---|
| **All Behavioral Health Care Facilities** | **Amount** | **% of Revenues** | **Amount** | **% of Revenues** |
| Net revenues | $1,315,029 | 100.0% | $1,251,116 | 100.0% |
| Operating charges: | | | | |
| Salaries, wages and benefits | 641,920 | 48.8% | 619,484 | 49.5% |
| Other operating expenses | 237,378 | 18.1% | 234,908 | 18.8% |
| Supplies expense | 73,715 | 5.6% | 72,768 | 5.8% |
| Provision for doubtful accounts | 31,948 | 2.4% | 32,688 | 2.6% |
| Depreciation and amortization | 31,717 | 2.4% | 29,796 | 2.4% |
| Lease and rental expense | 16,601 | 1.3% | 16,654 | 1.3% |
| | 1,033,279 | 78.6% | 1,006,298 | 80.4% |
| Income from operations | 281,750 | 21.4% | 244,818 | 19.6% |
| Interest expense, net | 209 | 0.0% | 293 | 0.1% |
| Income from continuing operations before income taxes | $ 281,541 | 21.4% | $ 244,525 | 19.5% |

During 2009, as compared to 2008, net revenues at our behavioral health care facilities (including newly acquired and recently opened facilities), increased 5% or $64 million to $1.32 billion during 2009 as compared to $1.25 billion during 2008. The increase in net revenues was attributable to:

- a $48 million increase in same facility revenues, as discussed above, and;
- a $16 million net increase resulting primarily from revenues generated at facilities recently acquired or opened.

Income from continuing operations before income taxes increased $37 million or 15% to $282 million or 21.4% of net revenues during 2009, as compared to $245 million or 19.5% of net revenues during 2008. The increase in income from continuing operations before income taxes at our behavioral health facilities was attributable to:

- a $33 million increase at our behavioral health facilities on a same facility basis, as discussed above, and;
- an increase of $4 million resulting from the reduction recorded during 2009 to our professional and general liability and workers' compensation self-insurance reserves relating to years prior to 2009, as discussed above in *Self-Insured Risk.*

***Sources of Revenue***

**Overview:** We receive payments for services rendered from private insurers, including managed care plans, the federal government under the Medicare program, state governments under their respective Medicaid programs and directly from patients.

Hospital revenues depend upon inpatient occupancy levels, the medical and ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charges or negotiated payment rates for such services. Charges and reimbursement rates for inpatient routine services vary depending on the type of services provided (e.g., medical/surgical, intensive care or behavioral health) and the geographic location of the hospital. Inpatient occupancy levels fluctuate for various reasons, many of which are beyond our control. The percentage of patient service revenue attributable to outpatient services has generally increased in recent years, primarily as a result of advances in medical technology that allow more services to be provided on an outpatient basis, as well as increased pressure from Medicare, Medicaid and private insurers to reduce hospital stays and provide services, where possible, on a less expensive outpatient basis. We believe that our experience with respect to our increased outpatient levels mirrors the general trend occurring in the health care industry and we are unable to predict the rate of growth and resulting impact on our future revenues.

Patients are generally not responsible for any difference between customary hospital charges and amounts reimbursed for such services under Medicare, Medicaid, some private insurance plans, and managed care plans, but are responsible for services not covered by such plans, exclusions, deductibles or co-insurance features of their coverage. The amount of such exclusions, deductibles and co-insurance has generally been increasing each year. Indications from recent federal and state legislation are that this trend will continue. Collection of amounts due from individuals is typically more difficult than from governmental or business payors and we continue to experience an increase in uninsured and self-pay patients which unfavorably impacts the collectability of our patient accounts thereby increasing our provision for doubtful accounts and charity care provided.

Since a significant portion of our revenues are derived from facilities located in Nevada, Texas and California, we are particularly sensitive to regulatory, economic, environmental and competition changes in those states. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in those states could have a disproportionate effect on our overall business results.

The following tables show the approximate percentages of net patient revenue during the past three years (excludes sources of revenues for all periods presented for divested facilities which are reflected as discontinued operations in our Consolidated Financial Statements) for: (i) our Acute Care and Behavioral Health Care Facilities Combined; (ii) our Acute Care Facilities, and; (iii) our Behavioral Health Care Facilities. Net patient revenue is defined as revenue from all sources after deducting contractual allowances and discounts from established billing rates, which we derived from various sources of payment for the years indicated.

| | Percentage of Net Patient Revenues | | |
|---|---|---|---|
| **Acute Care and Behavioral Health Care Facilities Combined** | **2010** | **2009** | **2008** |
| Third Party Payors: | | | |
| Medicare | 24% | 24% | 24% |
| Medicaid | 14% | 14% | 14% |
| Managed Care (HMO and PPOs) | 46% | 46% | 46% |
| Other Sources | 16% | 16% | 16% |
| Total | 100% | 100% | 100% |

| | Percentage of Net Patient Revenues | | |
|---|---|---|---|
| **Acute Care Facilities** | **2010** | **2009** | **2008** |
| Third Party Payors: | | | |
| Medicare | 27% | 27% | 27% |
| Medicaid | 9% | 10% | 11% |
| Managed Care (HMO and PPOs) | 46% | 47% | 47% |
| Other Sources | 18% | 16% | 15% |
| Total | 100% | 100% | 100% |

| **Behavioral Health Care Facilities** | **Percentage of Net Patient Revenues** | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| Third Party Payors: | | | |
| Medicare | 18% | 17% | 16% |
| Medicaid | 25% | 26% | 22% |
| Managed Care (HMO and PPOs) | 45% | 43% | 42% |
| Other Sources | 12% | 14% | 20% |
| Total | 100% | 100% | 100% |

**Medicare:** Medicare is a federal program that provides certain hospital and medical insurance benefits to persons aged 65 and over, some disabled persons and persons with end-stage renal disease. All of our acute care hospitals and many of our behavioral health centers are certified as providers of Medicare services by the appropriate governmental authorities. Amounts received under the Medicare program are generally significantly less than a hospital's customary charges for services provided. Since a substantial portion of our revenues will come from patients under the Medicare program, our ability to operate our business successfully in the future will depend in large measure on our ability to adapt to changes in this program.

Under the Medicare program, for inpatient services, our general acute care hospitals receive reimbursement under the inpatient prospective payment system ("IPPS"). Under the IPPS, hospitals are paid a predetermined fixed payment amount for each hospital discharge. The fixed payment amount is based upon each patient's Medicare severity diagnosis related group ("MS-DRG"). Every MS-DRG is assigned a payment rate based upon the estimated intensity of hospital resources necessary to treat the average patient with that particular diagnosis. The MS-DRG payment rates are based upon historical national average costs and do not consider the actual costs incurred by a hospital in providing care. This MS-DRG assignment also affects the predetermined capital rate paid with each MS-DRG. The MS-DRG and capital payment rates are adjusted annually by the predetermined geographic adjustment factor for the geographic region in which a particular hospital is located and are weighted based upon a statistically normal distribution of severity. While we generally will not receive payment from Medicare for inpatient services, other than the MS-DRG payment, a hospital may qualify for an "outlier" payment if a particular patient's treatment costs are extraordinarily high and exceed a specified threshold.

MS-DRG rates are adjusted by an update factor each federal fiscal year, which begins on October 1. The index used to adjust the MS-DRG rates, known as the "hospital market basket index," gives consideration to the inflation experienced by hospitals in purchasing goods and services. Generally, however, the percentage increases in the MS-DRG payments have been lower than the projected increase in the cost of goods and services purchased by hospitals.

In July, 2009, CMS published the final IPPS 2010 payment rule which provided for a 2.1% market basket increase to the base Medicare MS-DRG blended rate. When statutorily mandated budget neutrality factors and annual geographic wage index updates and the documenting and coding adjustments were considered, our overall increase from the final federal fiscal year 2010 rule was approximately 1.1%.

In July, 2010, CMS published its final IPPS 2011 payment rule which provided for a 2.6% market basket increase to the base Medicare MS-DRG blended rate. When statutorily mandated budget neutrality factors and annual geographic wage index updates and the documenting and coding adjustments are considered, we estimate our overall decrease from the proposed federal fiscal year 2011 rule will approximate 1.1%. In addition, as outlined in the Sources of Revenues and Health Care Reform discussion below, CMS is also required by federal law to reduce the update factor by 0.25% in federal fiscal year 2011.

In September, 2007, the "TMA, Abstinence Education, and QI Programs Extension Act of 2007" legislation took effect and scaled back cuts in hospital reimbursement that CMS was set to impose. In federal fiscal years

2010 to 2012, the new law requires CMS to make adjustments to the Medicare standardized amounts in these years to reflect the removal of actual aggregate payment increases or decreases for documentation and coding adjustments that occurred during federal fiscal years 2008 and 2009 as compared to the initial CMS estimates. In federal fiscal year 2010, CMS made its initial statutory mandated adjustment under this legislation and will continue to do so in subsequent fiscal years to ensure the implementation of MS-DRGs was budget neutral among all affected hospitals. In July, 2010, the IPPS 2011 proposed payment rule applied a 2.9% reduction to the 2011 market basket update and indicated another 2.9% reduction would also be applied in 2012 for documenting and coding. In this same rule, CMS indicated a remaining documenting and coding adjustment of 3.9% reduction is still required to be made to future IPPS updates. CMS did not indicate to which future federal fiscal year(s) this reduction would be applied.

On January 1, 2005, CMS implemented a new Psychiatric Prospective Payment System ("Psych PPS") for inpatient services furnished by psychiatric hospitals under the Medicare program. This system replaced the cost-based reimbursement guidelines with a per diem Psych PPS with adjustments to account for certain facility and patient characteristics. The Psych PPS also contained provisions for outlier payments and an adjustment to a psychiatric hospital's base payment if it maintains a full-service emergency department. According to the May, 2009 CMS notice, the market basket increase was 2.1% for the period of July 1, 2009 through June 30, 2010. According to the April, 2010 CMS notice, the market basket increase is 2.4% for the period of July 1, 2010 through June 30, 2011. In January, 2011 CMS published its proposed Psych PPS rule for the fifteen month period July 1, 2011 to September 30, 2012. The market basket increase for this time period is scheduled to be 2.75%, which includes a 0.25% reduction required by the federal Health Care Reform legislation enacted in 2010.

In October 2009, CMS published its annual final Medicare Outpatient Prospective Payment System ("OPPS") rule for 2010. The final market basket increase to the OPPS base rate is 2.1%. When other statutorily required adjustments are considered the overall Medicare OPPS payment increase for 2010 is estimated to be 1.9%.

In November 2010, CMS published its annual final Medicare OPPS rule for 2011. The final market basket increase to the OPPS base rate is 2.46%. In addition, as outlined in the Sources of Revenues and Health Care Reform discussion below, CMS is also required by federal law to reduce the update factor by 0.25% in federal fiscal year 2011. When other statutorily required adjustments and hospital patient service mix are considered, the overall Medicare OPPS payment increase for 2011 is estimated to be 3.2%.

In July 2010, the Department of Health and Human Services ("HHS") published final regulations implementing the health information technology ("HIT") provisions of the American Recovery and Reinvestment Act (referred to as the "HITECH Act"). The final regulation defines the "meaningful use" of Electronic Health Records ("EHR") and establishes the requirements for the Medicare and Medicaid EHR payment incentive programs. The final rule established an initial set of standards and certification criteria.

The implementation period for these new Medicare and Medicaid incentive payments starts in federal fiscal year 2011 and can end as late as 2016 for Medicare and 2021 for the state Medicaid programs. State Medicaid program participation in this federally funded incentive program is voluntary and we are unable to predict which states will chose to participate. We estimate that approximately 75% of the projected incentive payments will be paid by Medicare and 25% from state Medicaid programs. Our acute care hospitals may qualify for these EHR incentive payments upon implementation of the EHR application assuming they meet the "meaningful use criteria". These Medicare and Medicaid incentive payments are intended to offset a portion of the cost incurred to qualify as a meaningful user of EHR. Our acute care facilities are scheduled to implement an EHR application, on a facility-by-facility basis, beginning in 2011 and ending in 2013. However, there can be no assurance that we will ultimately qualify for these incentive payments and, should we qualify, we are unable to quantify the amount of incentive payments we may receive since the amount is dependent upon various factors including the implementation timing at each facility. Should we qualify for incentive payments, there may be timing differences in the recognition of the revenues and expenses recorded in connection with the implementation of the EHR application which may cause material period-to-period changes in our future results of operations. Hospitals that do not qualify as a meaningful user of EHR by 2015 are subject to a reduced market basket update to the IPPS standardized amount in 2015 and each subsequent fiscal year. Although we believe that our acute care hospitals will be in compliance with the EHR standards by 2015, there can be no assurance that all of our facilities will be in compliance and therefore not subject to the penalty provision of the HITECH Act.

**Medicaid:** Medicaid is a joint federal-state funded health care benefit program that is administered by the states to provide benefits to qualifying individuals who are unable to afford care. Most state Medicaid payments are made under a PPS-like system, or under programs that negotiate payment levels with individual hospitals. Amounts received under the Medicaid program are generally significantly less than a hospital's customary charges for services provided. In addition to revenues received pursuant to the Medicare program, we receive a large portion of our revenues either directly from Medicaid programs or from managed care companies managing Medicaid. All of our acute care hospitals and most of our behavioral health centers are certified as providers of Medicaid services by the appropriate governmental authorities.

We receive a large concentration of our Medicaid revenues from Texas and significant amounts from Nevada, Florida, California, Washington, D.C. and Illinois. The majority of these states, as well as most other states in which we operate, have reported significant budget deficits that have resulted in the reduction of Medicaid funding for 2009 and 2010. Furthermore, many states are currently working to effectuate further significant reductions in the level of Medicaid funding due to significant state budget deficits also projected for 2011, which could adversely affect future levels of Medicaid reimbursement received by our hospitals. We can provide no assurance that reductions to Medicaid revenues, particularly in the above-mentioned states, will not have a material adverse effect on our future results of operations. Conversely, on February 17, 2009, the American Recovery and Reinvestment Act of 2009 was signed into law and contained various Medicaid provisions that will impact our hospitals including the following: (i) temporary increases to Medicaid funding through enhanced federal matching assistance percentages ("FMAPs") for a 27 month period retroactive to October 1, 2008 through December 31, 2010 with all states receiving a FMAP increase of 6.2% and also receiving a bonus FMAP increase contingent on the increased level of a state's unemployment rate; (ii) a temporary increase of 2.5% in the federal Medicaid disproportionate share hospital allotment for both federal fiscal years 2009 and 2010, and; (iii) states will be required to maintain effort on Medicaid eligibility consistent with requirements prior to passage of this law. In August, 2010, H.R. 1586 was enacted into law and extended the enhanced FMAPs until June 30, 2011, but at a reduced rate. The FMAP increase will be 3.2% during the first quarter of 2011 and 1.2% during the second quarter. Due to the indirect nature of the enhanced Medicaid federal funding contained within the American Recovery and Reinvestment Act of 2009, and H.R. 1586, we are unable to determine the impact of these Medicaid changes on our future results of operations.

Certain of our acute care hospitals located in various counties of Texas (Hildalgo, Maverick, Potter and Webb) participate in CMS-approved private Medicaid supplemental payment ("UPL") programs. These hospitals also have affiliation agreements with third-party hospitals to provide free hospital and physician care to qualifying indigent residents of these counties. Our hospitals receive both UPL payments from the Medicaid program and indigent care payments from third-party, affiliated hospitals. The UPL payments are contingent on the county or hospital district making an Inter-Governmental Transfer ("IGT") to the state Medicaid program while the indigent care payment is contingent on a transfer of funds from the applicable affiliated hospitals. We received $38 million during 2010, $48 million during 2009 and $30 million during 2008, of aggregate, net UPL and affiliated hospital indigent care payments. If during 2011 the hospital district makes IGTs consistent with 2010, we believe we would be entitled to aggregate, net UPL and affiliated hospital indigent care payment revenues of approximately $35 million during 2011.

In July 2009, the Texas Health and Human Services Commission ("THHSC") issued a final rule and will rebase during state fiscal year ("SFY") 2010, on a statewide budget neutral basis, all acute care hospital inpatient Standard Dollar Amount ("SDA") rates. In addition, the THHSC will also rebase all MS-DRG relative weights concurrent with this SDA rate change. The THHSC will use SFY2008 cost report data for the SDA and relative weight rebasing and will only make changes on a prospective basis regardless of when the rebased SDA rates and relative weights are implemented. The THHSC recently notified hospitals of their rebased SFY2011 SDA rates, preliminary statewide MS-DRG relative weights for SFY2011 and the estimated statewide budget neutrality adjustment. In addition, in October, 2010, THHSC finalized a rule whereby: (i) the period November 1, 2010 to August 31, 2011 will be considered a transition period to fully rebased SDA rates, and; (ii) fully rebased SDA rates will then become effective September 1, 2011. We estimate that the November 1, 2010 rate changes will not have a material impact on our inpatient Medicaid reimbursement. In addition, we estimate the September 1, 2011 SDA rate changes could potentially reduce our inpatient Medicaid reimbursement by up to $5 million annually.

The THHSC has indicated an intention to expand state Medicaid managed care programs in future state fiscal years starting in the state's 2012 fiscal year. Although we are unable to determine the impact of the managed care expansion on future Medicaid reimbursement or its impact on Medicaid UPL payments, depending on the actual structure of the actual managed care expansion, this change could have a material adverse impact on our Medicaid UPL payments.

**Managed Care:** A significant portion of our net patient revenues are generated from managed care companies, which include health maintenance organizations, preferred provider organizations and managed Medicare (referred to as Medicare Part C or Medicare Advantage) and Medicaid programs. In general, we expect the percentage of our business from managed care programs to continue to grow. The consequent growth in managed care networks and the resulting impact of these networks on the operating results of our facilities vary among the markets in which we operate. Typically, we receive lower payments per patient from managed care payors than we do from traditional indemnity insurers, however, during the past few years we have secured price increases from many of our commercial payors including managed care companies.

**Commercial Insurance:** Our hospitals also provide services to individuals covered by private health care insurance. Private insurance carriers typically make direct payments to hospitals or, in some cases, reimburse their policy holders, based upon the particular hospital's established charges and the particular coverage provided in the insurance policy. Private insurance reimbursement varies among payors and states and is generally based on contracts negotiated between the hospital and the payor.

Commercial insurers are continuing efforts to limit the payments for hospital services by adopting discounted payment mechanisms, including predetermined payment or DRG-based payment systems, for more inpatient and outpatient services. To the extent that such efforts are successful and reduce the insurers' reimbursement to hospitals and the costs of providing services to their beneficiaries, such reduced levels of reimbursement may have a negative impact on the operating results of our hospitals.

**Other Sources:** Our hospitals provide services to individuals that do not have any form of health care coverage. Such patients are evaluated, at the time of service or shortly thereafter, for their ability to pay based upon federal and state poverty guidelines, qualifications for Medicaid or other state assistance programs, as well as our local hospitals' indigent and charity care policy. Patients without health care coverage who do not qualify for Medicaid or indigent care write-offs are offered substantial discounts in an effort to settle their outstanding account balances.

**State Medicaid Disproportionate Share Hospital Payments:** Hospitals that have an unusually large number of low-income patients (i.e., those with a Medicaid utilization rate of at least one standard deviation above the mean Medicaid utilization, or having a low income patient utilization rate exceeding 25%) are eligible to receive a disproportionate share hospital ("DSH") adjustment. Congress established a national limit on DSH adjustments. Although this legislation and the resulting state broad-based provider taxes have affected the payments we receive under the Medicaid program, to date the net impact has not been materially adverse.

Upon meeting certain conditions and serving a disproportionately high share of Texas' and South Carolina's low income patients, five of our facilities located in Texas and one facility located in South Carolina received additional reimbursement from each state's DSH fund. The Texas and South Carolina programs have been renewed for each state's 2011 fiscal years (covering the period of October 1, 2010 through September 30, 2011 for each state). In connection with these DSH programs, included in our financial results was an aggregate of $54 million during 2010, $56 million during 2009 and $42 million during 2008. Failure to renew these DSH programs beyond their scheduled termination dates, failure of our hospitals that currently receive DSH payments to qualify for future DSH funds under these programs, or reductions in reimbursements, could have a material adverse effect on our future results of operations. . Assuming that the Texas and South Carolina programs are renewed for each state's 2012 fiscal years at amounts similar to the 2011 fiscal year amounts, we estimate our aggregate reimbursements pursuant to these programs to be $47 million during 2011.

**Sources of Revenues and Health Care Reform:** Given increasing budget deficits, the federal government and many states are currently considering additional ways to limit increases in levels of Medicare and Medicaid funding, which could also adversely affect future payments received by our hospitals. In addition, the uncertainty and fiscal pressures placed upon the federal government as a result of, among other things, the War on Terrorism, economic recovery stimulus packages, responses to natural disasters, the expansion of a Medicare drug benefit and the federal budget deficit in general may affect the availability of federal funds to provide additional relief in the future. We are unable to predict the effect of future policy changes on our operations.

In March, 2010, the Health Care and Education Reconciliation Act of 2010 (H.R. 4872, P.L. 111-152), (the "Reconciliation Act") and the Patient Protection and Affordable Care Act (P.L. 111-148), (the "Affordable Care Act"), were enacted into law and created significant changes to health insurance coverage for U.S. citizens as well as material revisions to the federal Medicare and state Medicaid programs. Medicare, Medicaid and other health care industry changes which are scheduled to be implemented at various times during this decade are noted below.

***Immediate Medicare Reductions:***

The Reconciliation Act reduced the market basket update for inpatient and outpatient hospitals and inpatient behavioral health facilities in each of 2010 and 2011 by 0.25%. Further, the Affordable Care Act implements certain reforms to Medicare Advantage payments, effective in 2011.

***Future Medicare Reductions:***

Future changes to the Medicare program include:

- Implements a Medicare shared savings program (effective 2012)
- Implement a hospital readmissions reduction program (effective 2012)
- Implement a national pilot program on payment bundling (effective 2013)
- Implement a value-based purchasing program for hospitals (effective 2012)
- Reduction to Medicare disproportionate share hospital ("DSH") payments (effective 2014)

***Medicaid Revisions:***

- Expanded Medicaid eligibility and related special federal payments (effective 2014)
- Reduction to Medicaid DSH (effective 2014)

***Health Insurance Revisions:***

- Large employer insurance reforms (effective 2014)
- Individual insurance mandate and related federal subsidies (effective 2014)
- Federally mandated insurance coverage reforms (2010 and forward)

Although we do not believe the above-mentioned Medicare market basket reductions implemented in 2010 will have a material impact on our results of operations, we are unable to estimate the future impact of the other legislative changes as outlined above.

In addition to statutory and regulatory changes to the Medicare and each of the state Medicaid programs, our operations and reimbursement may be affected by administrative rulings, new or novel interpretations and determinations of existing laws and regulations, post-payment audits, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payments to our facilities. The final determination of amounts we receive under the Medicare and Medicaid programs often takes many years, because of audits by the program representatives, providers' rights of appeal and the application of numerous technical reimbursement provisions. We believe that we have made adequate provisions for such potential adjustments. Nevertheless, until final adjustments are made, certain issues remain unresolved and previously determined allowances could become either inadequate or more than ultimately required.

Finally, we expect continued third-party efforts to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third-party payors could have a material adverse effect on our financial position and our results of operations.

***Other Operating Results***

Combined net revenues from our surgical hospitals, ambulatory surgery centers and radiation oncology centers were $17 million during 2010, $24 million during 2009 and $29 million during 2008. In connection with construction management contracts pursuant to the terms of which we are building/have built newly constructed acute care hospitals for an unrelated third party, we earned revenues of $3 million during 2010, $42 million during 2009 and $64 million during 2008. Combined income from continuing operations before income taxes earned in connection with the revenues mentioned above was $5 million during 2010, $13 million during 2009 and $11 million during 2008.

***Interest Expense***

Below is a schedule of our interest expense during 2010, 2009 and 2008 (amounts in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Revolving credit & demand notes | $ 3,813 | $ 4,101 | $12,597 |
| $200 million, 6.75% Senior Notes due 2011 | 13,510 | 13,510 | 13,510 |
| $400 million, 7.125% Senior Notes due 2016 (a.) | 28,496 | 28,496 | 24,012 |
| $250 million, 7.00% Senior Notes due 2018 | 4,472 | — | — |
| Term loan facility A | 4,939 | — | — |
| Term loan facility B | 11,548 | — | — |
| Accounts receivable securitization program | 864 | 704 | 4,653 |
| Subtotal-revolving credit, demand notes, Senior Notes, term loan facilities and accounts receivable securitization program | 67,642 | 46,811 | 54,772 |
| Interest rate swap expense/(income), net | 5,956 | 5,263 | 1,271 |
| Other combined interest expense, including amortization of financing fees | 8,224 | 5,688 | 5,927 |
| $590 million, 7.75% Notes from PSI (b.) | 3,810 | | |
| Capitalized interest on major construction projects | (7,641) | (11,565) | (7,899) |
| Interest income | (391) | (387) | (864) |
| Interest expense, net | $77,600 | $ 45,810 | $53,207 |

(a.) In June, 2008, we issued an additional $150 million of senior notes (the "Notes") which formed a single series with the original $250 million of Notes issued in June, 2006 (see *Note 4—Long Term Debt*). Other than their date of issuance and initial price to the public, the terms of the Notes issued in June, 2008 are identical to, and trade interchangeably with, the Notes which were originally issued in June, 2006. The proceeds from this issuance were used to repay other outstanding borrowings.

(b.) Pursuant to the terms of these notes, which were assumed by us in connection with the acquisition of PSI, notice of redemption was provided by us as of the acquisition date and the indenture was satisfied and discharged and these notes were subsequently redeemed on December 15, 2010 utilizing borrowed funds which were held in escrow from November 15, 2010 to the date of redemption.

Interest expense increased $32 million during 2010 to $78 million during 2010 as compared to $46 million during 2009. This increase was due primarily to: (i) the increased borrowings used to finance our acquisition of PSI in November, 2010, and an increase in the average effective interest rate, as discussed below; (ii) the interest expense incurred during 2010 on the $250 million, 7.00% senior notes issued in September, 2010, and; (iii) the interest expense incurred during 2010 on the $590 million, 7.75% notes assumed in connection with the acquisition of PSI in November, 2010 (these notes were redeemed on December 15, 2010) . During 2010, the average outstanding borrowings under our new $3.45 billion credit agreement (consisting of an $800 million revolving credit facility, a $1.05 billion Term Loan A and a $1.6 billion Term Loan B) , accounts receivable securitization program and previously outstanding credit agreement was $610 million as compared to $287 million during 2009. The effective interest rate on these facilities, including the amortization of deferred financing costs and original issue discounts and designated interest rate swap expense was 5.0% during 2010 and 3.9% during 2009. Interest expense decreased $7 million during 2009 to $46 million as compared to $53 million during 2008. The decrease resulted primarily from a decrease in the combined interest expense on our revolving credit agreement, demand notes, senior notes and accounts receivable securitization program. This decrease was due primarily to an $81 million decrease in the aggregate average outstanding borrowings on those debt facilities and a 0.4% decrease in the weighted average borrowing rate.

***Transaction costs incurred in connection with acquisition of PSI***

During 2010, we incurred $53 million of transaction costs in connection with our acquisitions of PSI in November, 2010, consisting of the following:

| | Amount (000s) |
|---|---|
| Severance and related expenses for PSI senior executives and other former employees | $24,381 |
| Legal and consulting fees | 14,287 |
| Investment banking fees | 9,154 |
| Other combined transaction costs | 5,398 |
| Total transaction costs | $53,220 |

***Provision for Income Taxes and Effective Tax Rates***

The effective tax rates, as calculated by dividing the provision for income taxes by income from continuing operations before income taxes, were as follows for each of the years ended December 31, 2010, 2009 and 2008 (dollar amounts in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Provision for income taxes | $152,302 | $170,475 | $123,378 |
| Income from continuing operations before income taxes | 428,097 | 474,722 | 357,012 |
| Effective tax rate | 35.6% | 35.9% | 34.6% |

The effective tax rates, as calculated by dividing the provision for income taxes by the difference in income from continuing operations before income taxes, minus income from continuing operations attributable to noncontrolling interests, were as follows for each of the years ended December 31, 2010, 2009 and 2008 (dollar amounts in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Provision for income taxes | $152,302 | $170,475 | $123,378 |
| Income from continuing operations before income taxes | 428,097 | 474,722 | 357,012 |
| Less: Net income attributable to noncontrolling interests | (45,612) | (43,874) | (40,693) |
| Income from continuing operations before income taxes and after net income attributable to noncontrolling interests | 382,485 | 430,848 | 316,319 |
| Effective tax rate | 39.8% | 39.6% | 39.0% |

Impacting the effective tax rates during 2010 were the following items: (i) $5 million unfavorable discrete tax item recorded to adjust the non-deductible portion of certain transaction costs incurred during 2010 in connection with our acquisition of PSI; (ii) a $4 million unfavorable discrete tax item recorded to adjust for the non-deductible, $9 million charge incurred from split-dollar life insurance agreements entered into during 2010 on the lives of our chief executive officer and his wife, partially offset by; (iii) a $4 million favorable discrete tax item recorded during 2010 to adjust the estimated non-deductible portion of the previously disclosed South Texas Health System settlement with the government based upon the final agreement. Impacting the effective tax rates during 2009 was a $4 million unfavorable discrete tax item related to the estimated non-deductible portion of the South Texas Health System settlement.

***Discontinued Operations***

In connection with the receipt of antitrust clearance from the Federal Trade Commission ("FTC") in connection with our acquisition of PSI in November, 2010, we agreed to divest three former PSI facilities, one of which is located in Delaware (MeadowWood Behavioral Health System) and two of which are located in Nevada (Montevista Hospital and Red Rock Hospital) as well as one of our legacy facilities in Puerto Rico (Hospital San Juan Capestrano). Pursuant to the terms of our agreement with the FTC, we are required to divest the facilities in Delaware and Nevada within approximately six months and the facility in Puerto Rico within approximately nine months from the date the FTC finalizes the agreement. As of the date of this filing, our agreement with the FTC is not final and thus, the time period within which we must divest the facilities has not yet commenced. The operating results for the three former PSI facilities located in Delaware and Nevada are reflected as discontinued operations during 2010 from the November 15th date of acquisition through December 31st. Since the aggregate income from discontinued operations before income tax expense for these facilities is not material to our 2010 consolidated financial statements, it is included as a reduction to other operating expenses. The assets and liabilities for MeadowWood Behavioral Health System, Montevista Hospital, Red Rock Hospital and Hospital San Juan Capestrano are reflected as "held for sale" on our Consolidated Balance Sheet as of December 31, 2010.

During 2008, we sold a 125-bed acute care hospital located in Pennsylvania and commenced divestiture considerations for the real property of our four acute care facilities located in Louisiana that were severely damaged and closed during 2005 as a result of damage sustained from Hurricane Katrina. The operating results and gain on divestiture for the facility located in Pennsylvania are reflected as "Income/(loss) from discontinued operations, net of income tax expense" in the Consolidated Statements of Income for 2008.

The following table shows the results of operations of these facilities, on a combined basis, for all facilities reflected as discontinued operations (amounts in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Net revenues | $4,155 | $— | $58,467 |
| Income (loss) from discontinued operations | 859 | — | (2,996) |
| Gain on divestiture | — | — | 13,413 |
| Income from discontinued operations, before income tax expense | 859 | — | 10,417 |
| Income tax expense | (318) | — | (3,981) |
| Income from discontinued operations, net of income tax expense | $ 541 | — | $ 6,436 |

***Effects of Inflation and Seasonality***

**Seasonality**—Our acute care services business is typically seasonal, with higher patient volumes and net patient service revenue in the first and fourth quarters of the year. This seasonality occurs because, generally, more people become ill during the winter months, which results in significant increases in the number of patients treated in our hospitals during those months.

**Inflation**—Inflation has not had a material impact on our results of operations over the last three years. However, since the healthcare industry is very labor intensive and salaries and benefits are subject to inflationary pressures, as are supply and other costs, we cannot predict the impact that future economic conditions may have on our ability to contain future expense increases. Our ability to pass on increased costs associated with providing healthcare to Medicare and Medicaid patients is limited due to various federal, state and local laws which have been enacted that, in certain cases, limit our ability to increase prices. We believe, however, that through adherence to cost containment policies, labor management and reasonable price increases, the effects of inflation on future operating margins should be manageable.

***Liquidity***

***Year ended December 31, 2010 as compared to December 31, 2009:***

***Net cash provided by operating activities***

Net cash provided by operating activities was $501 million during 2010 as compared to $541 million during 2009. The net decrease of $40 million, or 7%, was primarily attributable to the following:

- an unfavorable net change of $7 million due to an decrease in net income, plus or minus the adjustments to reconcile net income to net cash provided by operating activities (depreciation and amortization, gains on sales of businesses and assets and stock-based compensation expense);
- a favorable change of $24 million in accounts receivable;
- an unfavorable change of $30 million in construction management and other receivable which includes $10 million of cash proceeds received during the first quarter of 2009 from the estate liquidation of a commercial insurer (related receivable was recorded during fourth quarter of 2008);
- an unfavorable change of $15 million in accrued and deferred income taxes;
- an unfavorable change of $25 million in accrued insurance expense, net of commercial premium paid, resulting primarily from the reductions recorded during 2010 and 2009 to our professional and general liability self-insurance reserves (as discussed above in *Self-Insured Risks);*
- a favorable change of $8 million in accrued interest, and;
- $5 million of other combined net favorable changes.

***Days sales outstanding ("DSO"):*** Our DSO are calculated by dividing our annual net revenue by the number of days in the year. The result is divided into the accounts receivable balance at the end of the year to obtain the DSO. Without adjustment, our DSO were 43 days in 2010, 42 days in 2009 and 46 days in 2008. No adjustments were required to our 2010 or 2009 DSO. After adjusting our 2008 year-end accounts receivable balance for the PHICO liquidation and construction management receivables as of December 31, 2008, our adjusted DSO were 44 days in 2008.

***Net cash used in investing activities***

Net cash used in investing activities was $2.19 billion during 2010 as compared to $390 million during 2009.

*2010:*

The $2.19 billion of net cash used in investing activities during 2010 consisted of $1.96 billion spent on the acquisition of PSI in November, 2010, $239 million spent on capital expenditures, $21 million received from the sale of assets and businesses and $18 million spent in connection with the purchase and implementation of an electronic health records application ("EHR"). Please see *Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations-Medicare* for additional disclosure related to the EHR application.

*2010 Acquisitions of Assets and Businesses:*

- we spent $1.96 billion in November, 2010, excluding the assumption of $1.08 billion of PSI's debt, to acquire 105 inpatient and outpatient behavioral health facilities located in 32 states, Puerto Rico and the U.S. Virgin Islands. In connection with this transaction, $1.05 billion of PSI's outstanding borrowings were repaid utilizing funds borrowed under our $3.45 billion credit agreement, as discussed herein.

*2010 Capital Expenditures:*

During 2010, we spent $239 million to finance capital expenditures, including the following:

- construction costs related to the newly constructed Palmdale Regional Medical Center, a 121-bed acute care hospital located in Palmdale, California which was completed and opened in December, 2010;
- construction costs related to multiple projects in process to add capacity to our busiest behavioral health facilities, and;
- capital expenditures for equipment, renovations and new projects at various existing facilities.

*2010 Divestiture of Assets and Businesses:*

During 2010, we received $21 million from the divestiture of assets and businesses, including the following:

- the divestiture of our minority ownership interest in a healthcare technology company and sale of a portion of our ownership interest in an outpatient surgery center, and;
- the sale of the real property of Methodist Hospital located in Louisiana that was severely damaged and closed in 2005 as a result of Hurrican Katrina.

*2009:*

The $390 million of net cash used in investing activities during 2009 consisted of $380 million spent on capital expenditures, $10 million received from the sale of assets and businesses, $12 million spent on the acquisition of assets and businesses and $8 million spent in connection with the purchase and implementation of an EHR application.

*2009 Capital Expenditures:*

During 2009, we spent $380 million to finance capital expenditures, including the following:

- construction costs related to the newly constructed and recently opened Palmdale Regional Medical Center;
- construction costs related to a major expansion of the emergency, imaging and women's services at our Southwest Healthcare System hospitals located in Riverside County, California;
- construction costs related to a newly constructed Texoma Medical Center, a 220-bed replacement acute care hospital in Denison, Texas that was completed and opened in late December, 2009;
- construction costs related to a new patient tower at Summerlin Hospital Medical Center located in Las Vegas, Nevada that was completed and opened in December, 2009;
- construction costs related to multiple projects in process to add capacity to our busiest behavioral health facilities, and;
- capital expenditures for equipment, renovations and new projects at various existing facilities.

*2009 Divestiture of Assets and Businesses:*

During 2009, we received $10 million from the divestiture of assets and businesses, including the following:

- the sale of the real property assets of a medical office building on the campus of a previously divested acute care facility located in Pennsylvania, and;
- the sale of our ownership interest in an outpatient surgery center.

*2009 Acquisitions of Assets and Businesses:*

During 2009, we spent $12 million on the acquisition of businesses and real property, including the following:

- the acquisition of a 72-bed behavioral health care facility located in Louisville, Colorado, and;
- the acquisition of the real property assets of a medical office building located on the campus of one of our acute care hospitals located in Texas.

***Net cash provided by/used in financing activities***

Net cash provided by financing activities was $1.72 billion during 2010 as compared to $147 million of net cash used in financing activities during 2009.

*2010:*

The $1.72 billion of net cash provided by financing activities consisted of the following:

- generated $2.803 billion of proceeds from borrowings pursuant to our $3.45 billion credit agreement (net of $32 million of original issue discounts);
- generated $204 million of proceeds from borrowings pursuant to our accounts receivable securitization program;
- generated $250 million of proceeds from the issuance of $250 million of 7.00% senior notes that mature in October, 2018;
- generated $9 million of proceeds from other combined new borrowings;
- spent $1.392 billion on debt repayments consisting primarily of $1.05 billion paid to extinguish debt acquired in connection with our acquisition of PSI and $339 million paid to repay outstanding borrowings under our previously existing revolving credit facility and accounts receivable securitization program;

- spent $101 million on financing costs on the various new debt facilities mentioned above;
- spent $12 million to repurchase 294,000 shares of our Class B Common Stock;
- spent $19 million to pay a $.05 per share quarterly dividend;
- spent $32 million to fund profit distributions to noncontrolling interests, and;
- generated $13 million from the issuance of shares of our Class B Common Stock pursuant to the terms of employee stock purchase plans.

*2009:*

The $147 million of net cash used in financing activities consisted of the following:

- generated $26 million of proceeds primarily from additional borrowings pursuant to our previously existing revolving credit agreement;
- spent $66 million for debt repayments consisting primarily of repayments pursuant to our previously existing accounts receivable securitization program;
- spent $63 million to repurchase 2.56 million shares of our Class B Common Stock;
- spent $17 million to pay a quarterly dividend (of $.04 per share during each of the first three quarter of 2009 and $.05 during the fourth quarter of 2009);
- spent $30 million to fund profit distributions to noncontrolling interests, and;
- generated $3 million from the issuance of shares of our Class B Common Stock pursuant to the terms of employee stock purchase plans.

***Year ended December 31, 2009 as compared to December 31, 2008:***

***Net cash provided by operating activities***

Net cash provided by operating activities was $541 million during 2009 as compared to $494 million during 2008. The net increase of $47 million, or 10%, was primarily attributable to the following:

- a favorable net change of $68 million due to an increase in net income, plus or minus the adjustments to reconcile net income to net cash provided by operating activities (depreciation and amortization, gains on sales of businesses and assets, stock-based compensation expense and provision for settlement);
- an unfavorable change of $24 million in accounts receivable;
- a favorable change of $50 million in construction management and other receivable which includes $10 million of cash proceeds received during the first quarter of 2009 from the estate liquidation of a commercial insurer (related receivable was recorded during fourth quarter of 2008);
- an unfavorable change of $23 million in other working capital accounts due primarily to the payment made to the government during 2009 to settle the South Texas Health System affiliates investigation;
- an unfavorable change of $22 million in other assets and deferred charges due primarily to an initial payment of $8 million made during 2009 in connection with the purchase of a health information technology application and the receipt during 2008 of a $9 million deposit held by our pharmacy supply distributor;
- a favorable change of $18 million in accrued and deferred income taxes;
- an unfavorable change of $26 million in accrued insurance expense, net of commercial premium paid, resulting primarily from a $23 million reduction to our professional and general liability self-insurance

reserves and a $7 million reduction to our workers' compensation self-insurance reserves self-insurance reserves recorded during 2009 (as discussed above in *Self-Insured Risks)*, and;

- $6 million of other combined net favorable changes.

***Net cash used in investing activities***

Net cash used in investing activities was $390 million during 2009 as compared to $296 million during 2008. The factors contributing to the $390 million of net cash used in investing activities during 2009 are detailed above.

*2008:*

The $296 million of net cash used in investing activities during 2008 consisted of $355 million spent on capital expenditures, $82 million received from the sale of assets and businesses and $23 million spent on the acquisition of assets and businesses.

*2008 Capital Expenditures:*

During 2008, we spent $355 million to finance capital expenditures, including the following:

- construction costs related to the newly constructed Centennial Hills Hospital Medical Center, a 165-bed acute care hospital in Las Vegas, Nevada which was completed and opened during the first quarter of 2008;
- construction costs related to the newly constructed and recently opened Palmdale Regional Medical Center;
- construction costs related to a major expansion of the emergency, imaging and women's services at our Southwest Healthcare System hospitals located in Riverside County, California;
- construction costs related to a newly constructed Texoma Medical Center in Denison, Texas;
- construction costs related to various other projects at certain of our acute care facilities including an emergency room and imaging expansion at Wellington Regional Medical Center located in Florida and expansion of the operating rooms at Valley Hospital Medical Center in Nevada;
- construction costs related to multiple projects in process to add capacity to our busiest behavioral health facilities, and;
- capital expenditures for equipment, renovations and new projects at various existing facilities.

*2008 Divestiture of Assets and Businesses:*

During 2008, we received $82 million from the divestiture of assets and businesses, including the following:

- the sale of the assets and operations of Central Montgomery Medical Center, a 125-bed acute care facility located in Lansdale, Pennsylvania;
- the sale of our ownership interest in a third-party provider of supply chain services, and;
- the sale of certain real property assets.

*2008 Acquisitions of Assets and Businesses:*

During 2008, we spent $23 million on the acquisition of businesses and real property, including the following:

- the acquisition of a 76-bed behavioral health care facility located in Lawrenceville, Georgia, and;

- the acquisition of previously leased real property assets of a behavioral health facility located in Nevada;

Also during 2008, we spent a combined $2 million to purchase/repurchase minority ownership interests in two outpatient surgery centers. We also received $2 million of net settlement proceeds related to a prior year acquisition.

***Net cash provided by/used in financing activities***

Net cash used in financing activities was $147 million during 2009 and $209 million during 2008. The factors contributing to the $147 million of net cash used in financing activities during 2009 are detailed above.

*2008:*

The $209 million of net cash used in financing activities consisted of the following:

- generated $151 million of net proceeds from the issuance of additional senior notes which have a 7.25% coupon rate and are scheduled to mature on June 30, 2016;
- spent $167 million for debt repayments consisting primarily of repayments pursuant to our previously existing accounts receivable securitization program, revolving credit facility and short-term, on-demand credit facility;
- spent $149 million to repurchase 6.54 million shares of our Class B Common Stock;
- spent $16 million to pay an $.04 per share quarterly dividend;
- spent $31 million to fund profit distributions to noncontrolling interests;
- received $2 million of capital contributions from minority members of joint-ventures;
- generated $2 million from the issuance of shares of our Class B Common Stock pursuant to the terms of employee stock purchase plans, and;
- spent $1 million to purchase noncontrolling interests in majority owned business.

*2011 Expected Capital Expenditures:*

During 2011, we expect to spend approximately $350 million to $375 million on capital expenditures, including approximately $125 million related to expenditures for capital equipment, renovations, new projects at existing hospitals and completion of major construction projects in progress at December 31, 2010. We believe that our capital expenditure program is adequate to expand, improve and equip our existing hospitals. We expect to finance all capital expenditures and acquisitions with internally generated funds and/or additional funds, as discussed below.

***Capital Resources***

***Credit Facilities and Outstanding Debt Securities***

On November 15, 2010, we terminated our credit agreement dated March 4, 2005 (the "Prior Credit Agreement"). The Prior Credit Agreement provided for an unsecured revolving line of credit of up to $800 million including a $100 sublimit for letters of credit. The interest rate on borrowings was determined, at our option, as either (i) the LIBOR plus a spread of 0.33% to 0.575% or (ii) at the higher of the prime rate or the federal funds rate plus 0.5%. A facility fee ranging from 0.07% to .175% based on our credit ratings from Standard & Poor's Rating Services and Moody's Investors Services, Inc. was required on the total commitment.

Also, on November 15, 2010, we entered into a new credit agreement (the "Credit Agreement") with various financial institutions. The Credit Agreement provides for a senior secured credit facility in an aggregate amount of $3.45 billion, comprised of a new $800 million revolving credit facility, a $1.05 billion Term Loan A facility and a $1.6 billion Term Loan B facility. The revolving credit facility and the Term Loan A mature on November 15, 2015 and the Term Loan B matures on November 16, 2016. The revolving credit facility includes a $125 million sub-limit for letters of credit. The senior secured credit facility is secured by substantially all of the assets of the Company and our material subsidiaries (the "Collateral") and guaranteed by our material subsidiaries.

Borrowings made pursuant to the Credit Agreement will bear interest at a rate per annum equal to, at our election, (1) at the greatest of : (a) the lender's prime rate; (b) the weighted average of the federal funds rate, plus 0.5%, and; (c) one month LIBOR plus 1%, in each case, plus an applicable margin which ranges from 1.50% to 3.00%, initially 2.25%, 2.25% and 3.00% for the revolving credit facility, the Term Loan A facility and the Term Loan B facility, respectively, or: (2) one, two, three, or six month LIBOR (at our election), plus an applicable margin ranging from 2.5% to 4.0% initially 3.25%, 3.25% and 4.00% for the revolving credit facility, the Term Loan A facility and the Term Loan B facility, respectively. At no time shall the LIBOR rate used to determine the rate on a tranche B Term Loan be deemed to be less than 1.50%. A commitment fee ranging from .25% to .50% is required on the unused commitment. At December 31, 2010 the applicable commitment fee was .50%. Commencing with the quarter ending June 30, 2011 the applicable margins for the Term Loan A facility and the revolving credit facility are subject to increase or decrease based upon our consolidated leverage ratio or upon our credit ratings from Standard & Poor's Rating Services and Moody's Investor Services Inc. at such time. There are no compensating balance requirements.

In October, 2010, we amended our accounts receivable securitization program ("Securitization") with a group of conduit lenders and liquidity banks. We increased the size of the Securitization to $240 million (the "Commitments"), from $200 million, and extended the maturity date to October 25, 2013. Substantially all of the patient-related accounts receivable of our acute care hospitals ("Receivables") serve as collateral for the outstanding borrowings. The interest rate on the borrowings is based on the commercial paper rate plus a spread of .475% and there is a facility fee of .375% required on 102% on the Commitments. We have accounted for this Securitization as borrowings. We maintain effective control over the Receivables since, pursuant to the terms of the Securitization; the Receivables are sold from certain of our subsidiaries to special purpose entities that are wholly-owned by us. The Receivables, however, are owned by the special purpose entities, can be used only to satisfy the debts of the wholly-owned special purpose entities, and thus are not available to us except through our ownership interest in the special purpose entities. The wholly-owned special purpose entities use the Receivables to collateralize the loans obtained from the group of third-party conduit lenders and liquidity banks. The group of third-party conduit lenders and liquidity banks do not have recourse to us beyond the assets of the wholly-owned special purpose entities that securitize the loans. We had $204 million of outstanding borrowings pursuant to the terms of our accounts receivable securitization program.

As of December 31, 2010, we had $3 million of outstanding borrowings under a short-term, on-demand credit facility. Outstanding borrowings pursuant to this facility are classified as long-term debt on our Consolidated Balance Sheet since they can be refinanced through available borrowings under the terms of our Credit Agreement.

As of December 31, 2010, we had an aggregate of $577 million of available borrowing capacity pursuant to the terms of our Credit Agreement and Securitization, net of $71 million of outstanding letters of credit and $3 million of outstanding borrowings pursuant to the short-term, on-demand note.

On November 15, 2010, in connection with our acquisition of PSI, we assumed $1.08 billion of PSI's outstanding debt. As of December 15, 2010, $1.05 billion of PSI's outstanding borrowings, in addition to $29 million of call premiums and original issue discounts related to PSI's senior subordinated notes, was repaid utilizing funds borrowed under our Credit Agreement. In connection with PSI's 7.75% senior subordinated notes due in 2015 ("PSI Notes"), we provided notice of redemption of all the PSI Notes and irrevocably deposited $632 million (the redemption price plus interest through December 15, 2010) with the trustee on November 15, 2010 thereby satisfying and discharging our obligations under the PSI Notes.

On September 29, 2010, we issued $250 million of 7.00% senior unsecured notes (the "Unsecured Notes") which are scheduled to mature on October 1, 2018. The funds generated from this debt issuance were held in escrow until the November 15, 2010 completion date of the PSI acquisition. Interest on the Unsecured Notes is payable semiannually in arrears on April 1st and October 1st of each year. The Unsecured Notes can be redeemed in whole at anytime subject to a make-whole call at treasury rate plus 50 basis points prior to October 1, 2014. They are also redeemable in whole or in part at a price of: (i) 103.5% on or after October 1, 2014; (ii) 101.75% on or after October 1, 2015, and; (iii) 100% on or after October 1, 2016.

On June 30, 2006, we issued $250 million of senior notes which have a 7.125% coupon rate and mature on June 30, 2016 (the "7.125% Notes"). Interest on the 7.125% Notes is payable semiannually in arrears on June 30th and December 30th of each year. In June, 2008, we issued an additional $150 million of 7.125% Notes which formed a single series with the original 7.125% Notes issued in June, 2006. Other than their date of issuance and initial price to the public, the terms of the 7.125% Notes issued in June, 2008 are identical to and trade interchangeably with, the 7.125% Notes which were originally issued in June, 2006.

During 2001, we issued $200 million of senior notes which have a 6.75% coupon rate and which mature on November 15, 2011 (the "6.75% Notes"). The interest on the 6.75% Notes is paid semiannually in arrears on May 15th and November 15th of each year. The 6.75% Notes can be redeemed in whole at any time and in part from time to time. Since we expect to have the borrowing capacity, and intend to refinance the 6.75% Notes upon their maturity in November, 2011 utilizing borrowings under our Credit Agreement, they are classified as long-term debt on our Consolidated Balance Sheet as of December 31, 2010.

In connection with the entering into of the Credit Agreement on November 15, 2010, and in accordance with the Indenture dated January 20, 2000 governing the rights of our existing notes, we entered into a supplemental indenture pursuant to which our 7.125% Notes (due in 2015) and our 6.75% Notes (due in 2011) will be equally and ratably secured with the lenders under the Credit Agreement with respect to the collateral for so long as the lenders under the Credit Agreement are so secured.

The average amounts outstanding during 2010, 2009, and 2008 are under the Credit Agreement, Prior Credit Agreement, demand notes and accounts receivable securitization program were $610 million, $287 million and $431 million, respectively, with corresponding interest rates of 3.4%, 1.7%, and 3.9% including commitment and facility fees. The maximum amounts outstanding at any month-end were $3.11 billion in 2010, $356 million in 2009, and $566 million in 2008. The effective interest rate on our Credit Agreement, accounts receivable securitization program and demand notes, which includes the respective interest expense, commitment and facility fees, designated interest rate swaps expense and amortization of deferred financing costs and original issue discounts, was 5.0% in 2010, 3.9% in 2009, and 4.5% in 2008.

Our Credit Agreement includes a material adverse change clause that must be represented at each draw. The Credit Agreement includes covenants that include (1) a limitation on sales of assets, mergers, change of ownership, liens and indebtedness, transactions with affiliates and dividends; and (2) requires compliance financial covenants including maximum leverage and minimum interest coverage ratios. We are in compliance with all required covenants as of December 31, 2010.

The fair value of our long-term debt at December 31, 2010 and 2009 was approximately $3.96 billion and $1.02 billion, respectively.

Our total debt as a percentage of total capitalization was 66% at December 31, 2010 and 35% at December 31, 2009.

We expect to finance all capital expenditures and acquisitions, pay dividends and potentially repurchase shares of our common stock utilizing internally generated and additional funds. Additional funds may be obtained through: (i) the issuance of equity; (ii) borrowings under our existing revolving credit facility or through refinancing the existing revolving credit agreement, and/or; (iii) the issuance of other long-term debt. In the event we need to access the capital markets or other sources of financing, there can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable time. Our inability to obtain financing on terms acceptable to us could have a material unfavorable impact on our results of operations, financial condition and liquidity.

***Contractual Obligations and Off-Balance Sheet Arrangements***

As of December 31, 2010 we were party to certain off balance sheet arrangements consisting of standby letters of credit and surety bonds. Our outstanding letters of credit and surety bonds as of December 31, 2010 totaled $76 million consisting of: (i) $63 million related to our self-insurance programs; (ii) $3 million related primarily to pending appeals of legal judgments (including judgments related to professional and general liability claims), and; (iii) $10 million of other debt guarantees related to public utilities and entities in which we own a minority interest.

Obligations under operating leases for real property, real property master leases and equipment amount to $196 million as of December 31, 2010. The real property master leases are leases for buildings on or near hospital property for which we guarantee a certain level of rental income. We sublease space in these buildings and any amounts received from these subleases are offset against the expense. In addition, we lease four hospital facilities from the Trust with terms expiring in 2011 and 2014. These leases contain up to four 5-year renewal options. We also lease the real property of certain facilities acquired by us in connection with the acquisition of PSI in November, 2010.

The following represents the scheduled maturities of our contractual obligations as of December 31, 2010:

| | Payments Due by Period (dollars in thousands) | | | | |
|---|---|---|---|---|---|
| **Contractual Obligation** | **Total** | **Less than 1 year** | **2-3 years** | **4-5 years** | **After 5 years** |
| Long-term debt obligations (a) | $3,915,551 | $ 3,449 | $209,371 | $1,441,425 | $2,261,306 |
| Estimated future interest payments on debt outstanding as of December 31, 2010 (b) | 1,118,327 | 208,666 | 364,806 | 355,930 | 188,924 |
| Purchase and other obligations (c) | 178,081 | 55,484 | 55,975 | 55,272 | 11,350 |
| Operating leases (d) | 195,758 | 65,549 | 63,995 | 27,178 | 39,036 |
| Estimated future payments for defined benefit pension plan, and other retirement plan and PSI deferred severance payments (e) | 254,729 | 28,490 | 10,996 | 13,044 | 202,199 |
| Total contractual cash obligations | $5,662,446 | $361,638 | $705,143 | $1,892,849 | $2,702,815 |

(a) Reflects borrowings outstanding as of December 31, 2010 as discussed in Note 4 to the Consolidated Financial Statements.

(b) Assumes that all debt outstanding as of December 31, 2010, including borrowings under our revolving credit agreement, Term Loan A, Term Loan B, demand note and accounts receivable securitization program, remain outstanding until the final maturity of the debt agreements at the same interest rates which were in effect as of December 31, 2010. We have the right to repay borrowings upon short notice and without penalty, pursuant to the terms of the revolving credit agreement, demand note, Term Loan A facility and accounts receivable securitization program. In connection with the Term Loan B facility, there is a 1% premium required on optional repayments prior to November 15, 2011.

(c) Consists of: (i) $82 million related to long-term contracts with third-parties consisting primarily of certain revenue cycle data processing services for our acute care facilities; (ii) $81 million related to the expected costs to be paid to a third-party vendor in connection with the purchase and implementation of an electronic health records application ("EHR") for each of our acute care facilities (excludes expected internal costs to be incurred, please see *Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations-Medicare* for additional disclosure), and; (iii) a $15 million liability for physician commitments expected to be paid in the future.

(d) Reflects our future minimum operating lease payment obligations related to our operating lease agreements outstanding as of December 31, 2010 as discussed in Note 7 to the Consolidated Financial Statements. Some of the lease agreements provide us with the option to renew the lease and our future lease obligations would change if we exercised these renewal options.

(e) Consists of $220 million of estimated future payments related to our non-contributory, defined benefit pension plan (estimated through 2087), as disclosed in *Note 8 to the Consolidated Financial Statements*, $14 million of estimated future payments related to another retirement plan liability and $21 million of deferred severance payments due related to our acquisition of PSI in November, 2010. Included in our other non-current liabilities as of December 31, 2010 was a $20 million liability recorded in connection with the non-contributory, defined benefit pension plan and a $10 million liability recorded in connection with the other retirement plan. The $21 million of deferred severance payments related to our acquisition of PSI are included in accrued compensation and related benefits as of December 31, 2010.

As of December 31, 2010, the total accrual for our professional and general liability claims was $289 million, of which $60 million is included in other current liabilities and $229 million is included in other non-current liabilities. We exclude the $289 million for professional and general liability claims from the contractual obligations table because there are no significant contractual obligations associated with these liabilities and because of the uncertainty of the dollar amounts to be ultimately paid as well as the timing of such payments. Please see Self-Insured Risks above for additional disclosure related to our professional and general liability claims and reserves.

In connection with five acute care facilities located in Las Vegas, Nevada, the minority ownership interests of which are reflected as redeemable noncontrolling interests on our Consolidated Balance Sheet, the outside owners have certain "put rights", that are currently exercisable, that if exercised, require us to purchase the minority member's interests at fair market value. The put rights are exercisable upon the occurrence of: (i) certain specified financial conditions falling below established thresholds; (ii) breach of the management contract by the managing member (a subsidiary of ours), or; (iii) if the minority member's ownership percentage is reduced to less than certain thresholds. In connection with a behavioral health care facility located in Philadelphia, Pennsylvania and acquired by us as part of the PSI acquisition, the minority ownership interest of which is also reflected as redeemable noncontrolling interests on our Consolidated Balance Sheet, the outside owner has a "put option" to put its entire ownership interest to us at any time. If exercised, the put option requires us to purchase the minority member's interest at fair market value. As of December 31, 2010, we believe the fair market value of the minority ownership interests in these facilities approximates the $212 million aggregate book value of the redeemable noncontrolling interests. We exclude the approximate amount that we may be required to pay to repurchase these minority ownership interests from the contractual obligations table because of the uncertainty as to: (i) whether or not the put rights will actually be exercised; (ii) the dollar amounts that would be paid if the put rights were exercised, and; (iii) the timing of such payments.

Additionally, the table above does not include $8 million of the total unrecognized tax benefits for uncertain tax positions as of December 31, 2010. Due to the high degree of uncertainty regarding the timing of potential cash flows, we cannot reasonably estimate the settlement periods for which the amounts may be utilized.

## ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our interest expense is sensitive to changes in the general level of interest rates. To mitigate the impact of fluctuations in domestic interest rates, a portion of our debt is fixed rate accomplished by either borrowing on a long-term basis at fixed rates or by, from time to time, entering into interest rate swap and interest rate cap transactions. Interest rate swap agreements require us to pay fixed and receive floating interest rates or to pay floating and receive fixed interest rates over the life of the agreements. Interest rate caps provide for us to receive a payment for each quarter the 3-month LIBOR exceeds a given strike price. We may also, from time to time, enter into treasury locks ("T-Locks") to protect from a rise in the yield of the underlying treasury security for a forecasted bond issuance.

Effective January 1, 2009, we adopted the authoritative guidance for disclosures in connection with derivative instruments and hedging activities which requires additional disclosure about a company's derivative activities, but does not require any new accounting related to derivative activities. We have applied the requirements of the guidance on a prospective basis. Accordingly, disclosures related to interim periods prior to the date of adoption have not been presented.

During the fourth quarter of 2010, we entered into three interest rate caps on a total notional amount of $1.00 billion whereby we paid a premium of $240,000 in exchange for the counterparties agreeing to pay the difference between 2.25% and three-month LIBOR if the 3 month LIBOR rate rises above 2.25% during the term of the caps. If the three month LIBOR does not reach 2.25% during the term of the caps, no payment is made to us. All of the caps expire on December 15, 2011. We also entered into four forward starting interest rate swaps in the fourth quarter of 2010 whereby we pay a fixed rate on a total notional amount of $600 million and receive 3-month LIBOR. Each of the four swaps become effective on December 15, 2011 and will mature on May 15, 2015. The average fixed rate payable on these swaps is 2.38%.

During the fourth quarter of 2007, we entered into two interest rate swaps whereby we pay a fixed rate on a total notional principal amount of $150 million and receive 3-month LIBOR. Each of the two interest rate swaps had an original notional principal amount of $75 million. The interest rate swaps mature on October 17, 2011 and October 5, 2012 and have fixed rates payable of 4.865% and 4.7625%, respectively. The notional amount of the interest rate swap maturing on October 17, 2011 reduced to $50 million on October 18, 2010.

During the second quarter of 2006, in connection with the issuance of the $250 million of senior notes ("Notes") which have a 7.125% coupon rate and mature on June 30, 2016, we entered into T-Locks, with an aggregate notional amount of $250 million, to lock in the 10-year treasury rate underlying the bond issuance. These T-Locks, which were designated as cash flow hedges, were unwound during the second quarter of 2006 resulting in a $3 million cash payment to us which has been recorded in accumulated other comprehensive income (net of income taxes) and is being amortized over the life of the 10-year Notes.

The table below presents information about our long-term financial instruments that are sensitive to changes in interest rates as of December 31, 2010. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by contractual maturity dates.

**Maturity Date, Fiscal Year Ending December 31**
**(Dollars in thousands)**

| | 2011 | 2012 | 2013 | 2014 | 2015 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Long-term debt: | | | | | | | |
| Fixed rate: | | | | | | | |
| Debt ................ | $ 2,943 | $ 2,246 | $ 2,238 | $1,374 | $ 201,361 | $ 684,806 | $ 894,968 |
| Average interest rates ... | 7.0% | 7.0% | 7.0% | 7.0% | 7.0% | 7.0% | 7.0% |
| Variable rate: | | | | | | | |
| Debt ................ | $ 506 | $ 432 | $204,455 | $3,568 | 1,235,122 | $1,576,500 | $3,020,583 |
| Average interest rates ... | 4.4% | 4.4% | 4.4% | 4.7% | 4.7% | 5.6% | 5.1% |
| Interest rate swaps: | | | | | | | |
| Notional amount ...... | $ 50,000 | $75,000 | | | $ 600,000 | | $ 725,000 |
| Average interest rates ... | 4.9% | 4.8% | | | 2.38% | | 2.8% |
| Interest rate caps: | | | | | | | |
| Notional amount ...... | $1,000,000 | | | | | | $1,000,000 |
| Average interest rates ... | 2.25% | | | | | | 2.25% |

As calculated based upon our variable rate debt outstanding as of December 31, 2010 that is subject to interest rate fluctuations, each 1% change in interest rates would impact our pre-tax income by approximately $30 million.

## ITEM 8. *Financial Statements and Supplementary Data*

Our Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows, together with the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, are included elsewhere herein. Reference is made to the "Index to Financial Statements and Financial Statement Schedule."

## ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

## ITEM 9A. *Controls and Procedures.*

As of December 31, 2010, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) or Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that material information is recorded, processed, summarized and reported by management on a timely basis in order to comply with our disclosure obligations under the Securities Exchange Act of 1934, as amended, and the SEC rules thereunder.

### *Changes in Internal Control Over Financial Reporting*

There have been no significant changes in our internal control over financial reporting or in other factors during the fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In November, 2010, we completed the acquisition of PSI. We are in the process of transferring all accounting for the new acquisition to our headquarters and into our existing internal control procedures. The integration may lead to changes in these controls in future periods but we do not expect these changes to materially affect our internal control over financial reporting.

### *Management's Report on Internal Control Over Financial Reporting*

Management is responsible for establishing and maintaining an adequate system of internal control over our financial reporting. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria on *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded the facilities acquired from PSI from the assessment of internal control over financial reporting as of December 31, 2010 because it was acquired by us in a purchase business combination in

November, 2010. These facilities represented 40% and 4% of our consolidated total assets and total net revenues, respectively, as of and for the year ended December 31, 2010.

Based on its assessment, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2010, based on criteria in *Internal Control—Integrated Framework*, issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in their report which appears herein.

**ITEM 9B** ***Other Information***

None.

## PART III

### ITEM 10. *Directors, Executive Officers and Corporate Governance*

There is hereby incorporated by reference the information to appear under the captions "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2010. See also "Executive Officers of the Registrant" appearing in Item 1 hereof.

### ITEM 11. *Executive Compensation*

There is hereby incorporated by reference the information to appear under the caption "Executive Compensation" in our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2010.

### ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

There is hereby incorporated by reference the information to appear under the caption "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2010.

### ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

There is hereby incorporated by reference the information to appear under the captions "Certain Relationships and Related Transactions" and "Corporate Governance" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2010.

### ITEM 14. *Principal Accountant Fees and Services.*

There is hereby incorporated by reference the information to appear under the caption "Relationship with Independent Auditors" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2010.

## PART IV

**ITEM 15.** ***Exhibits and Financial Statement Schedules***

***(a) Documents filed as part of this report:***

***(1) Financial Statements:***

See "Index to Financial Statements and Financial Statement Schedule."

***(2) Financial Statement Schedules:***

See "Index to Financial Statements and Financial Statement Schedule."

***(3) Exhibits:***

2.1 Agreement and Plan of Merger dated as of May 16, 2010, among Universal Health Services, Inc., Psychiatric Solutions, Inc. and Olympus Acquisition Corp., previously filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated May 18, 2010, is incorporated herein by reference.

3.1 Registrant's Restated Certificate of Incorporation, and Amendments thereto, previously filed as Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, are incorporated herein by reference.

3.2 Bylaws of Registrant, as amended, previously filed as Exhibit 3.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1987, is incorporated herein by reference.

3.3 Amendment to the Registrant's Restated Certificate of Incorporation previously filed as Exhibit 3.1 to Registrant's Current Report on Form 8-K dated July 3, 2001 is incorporated herein by reference.

4.1 Form of Indenture dated January 20, 2000, between Universal Health Services, Inc. and J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.), Trustee previously filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-3/A (File No. 333-85781), dated February 1, 2000, is incorporated herein by reference.

4.2 Supplemental Indenture between Universal Health Services, Inc. and J.P. Morgan Trust Company, National Association, dated as of June 20, 2006, previously filed as Exhibit 4.2 to Registrant's Registration Statement on Form S-3 (File No. 333-135277) dated June 23, 2006, is incorporated herein by reference.

4.3 Form of 6 3/4% Notes due 2011, previously filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated November 13, 2001, is incorporated herein by reference.

4.4 Form of Debt Security, previously filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-3 (File No. 333-135277) dated June 23, 2006, is incorporated herein by reference.

4.5 Form of 7.125% Notes due 2016, previously filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated June 30, 2006, is incorporated herein by reference.

4.6 Officer's Certificate relating to the 7.125% Notes due 2016, previously filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated June 30, 2006, is incorporated herein by reference.

4.7 Form of Note, previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated May 30, 2008, is incorporated herein by reference.

4.8 Officers' Certificate, previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated May 30, 2008, is incorporated herein by reference.

4.9 Indenture, dated as of September 29, 2010, between UHS Escrow Corporation and Union Bank, N.A., as Trustee, previously filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated October 5, 2010, is incorporated herein by reference.

4.10 Registration Rights Agreement, dated as of September 29, 2010, among Universal Health Services, Inc., certain of its subsidiaries, UHS Escrow Corporation, and J.P. Morgan Securities LLC, for itself and as representative of the several initial purchasers of the Senior Notes, previously filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K dated October 5, 2010, is incorporated herein by reference.

4.11 Supplemental Indenture, dated as of November 15, 2010, to the Indenture, dated September 29, 2010, between UHS Escrow Corporation and Union Bank, N.A., as Trustee, relating to the $250,000,000 aggregate principal amount of the Escrow Issuer's 7% Senior Notes due 2018, previously filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated November 17, 2010, is incorporated herein by reference.

4.12 Second Supplemental Indenture, dated as of November 15, 2010, to the Indenture, dated January 20, 2000, between Universal Health Services, Inc. and the Bank of New York Mellon Trust company, N.A., as Trustee, previously filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated November 17, 2010, is incorporated herein by reference.

10.1* Employment Agreement, dated as of December 27, 2007, by and between Universal Health Services, Inc. and Alan B. Miller, previously filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated December 27, 2007, is incorporated herein by reference.

10.2 Advisory Agreement, dated as of December 24, 1986, between Universal Health Realty Income Trust and UHS of Delaware, Inc., previously filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K dated December 24, 1986, is incorporated herein by reference.

10.3 Agreement, dated December 6, 2010, to renew Advisory Agreement, dated as of December 24, 1986, between Universal Health Realty Income Trust and UHS of Delaware, Inc.

10.4 Form of Leases, including Form of Master Lease Document for Leases, between certain subsidiaries of the Registrant and Universal Health Realty Income Trust, filed as Exhibit 10.3 to Amendment No. 3 of the Registration Statement on Form S-11 and Form S-2 of Registrant and Universal Health Realty Income Trust (Registration No. 33-7872), is incorporated herein by reference.

10.5 Corporate Guaranty of Obligations of Subsidiaries Pursuant to Leases and Contract of Acquisition, dated December 24, 1986, issued by Registrant in favor of Universal Health Realty Income Trust, previously filed as Exhibit 10.5 to Registrant's Current Report on Form 8-K dated December 24, 1986, is incorporated herein by reference.

10.6* Universal Health Services, Inc. Executive Retirement Income Plan dated January 1, 1993, previously filed as Exhibit 10.7 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, is incorporated herein by reference.

10.7* 2002 Executive Incentive Plan, previously filed as Exhibit 10.17 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, is incorporated herein by reference.

10.8 Asset Purchase Agreement dated as of February 6, 1996, among Amarillo Hospital District, UHS of Amarillo, Inc. and Universal Health Services, Inc., previously filed as Exhibit 10.28 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1995, is incorporated herein by reference.

10.9 Agreement of Limited Partnership of District Hospital Partners, L.P. (a District of Columbia limited partnership) by and among UHS of D.C., Inc. and The George Washington University, previously filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarters ended March 30, 1997, and June 30, 1997, is incorporated herein by reference.

10.10 Contribution Agreement between The George Washington University (a congressionally chartered institution in the District of Columbia) and District Hospital Partners, L.P. (a District of Columbia limited partnership), previously filed as Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, is incorporated herein by reference.

10.11* Deferred Compensation Plan for Universal Health Services Board of Directors and Amendment thereto, previously filed as Exhibit 10.22 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, is incorporated herein by reference.

10.12 Valley/Desert Contribution Agreement dated January 30, 1998, by and among Valley Hospital Medical Center, Inc. and NC-DSH, Inc. previously filed as Exhibit 10.30 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, is incorporated herein by reference.

10.13 Summerlin Contribution Agreement dated January 30, 1998, by and among Summerlin Hospital Medical Center, L.P. and NC-DSH, Inc., previously filed as Exhibit 10.31 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, is incorporated herein by reference.

10.14* Amended and Restated Universal Health Services, Inc. Supplemental Deferred Compensation Plan dated as of January 1, 2002, previously filed as Exhibit 10.29 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, is incorporated herein by reference.

10.15* Second Amended and Restated 2001 Employees' Restricted Stock Purchase Plan, previously filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated May 22, 2008, is incorporated herein by reference.

10.16* Universal Health Services, Inc. Employee Stock Purchase Plan, previously filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-8 (File No. 333-122188), dated January 21, 2005 is incorporated herein by reference.

10.17* Amended and Restated Universal Health Services, Inc. 2005 Stock Incentive Plan, previously filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated May 22, 2008, is incorporated herein by reference.

10.18* Form of Stock Option Agreement, previously filed as Exhibit 10.4 to Registrant's Current Report on Form 8-K, dated June 8, 2005, is incorporated herein by reference.

10.19* Form of Stock Option Agreement for Non-Employee Directors, previously filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K, dated October 3, 2005, is incorporated herein by reference.

10.20* Universal Health Services, Inc., Executive Incentive Plan, previously filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K, dated April 1, 2005, is incorporated herein by reference.

10.21* Description of Contribution Agreement relating to Mr. Alan Miller, previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated July 26, 2006, is incorporated herein by reference.

10.22 Amendment No. 1 to the Master Lease Document, between certain subsidiaries of Universal Health Services, Inc. and Universal Health Realty Income Trust, dated April 24, 2006, previously filed as Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by reference.

10.23* Universal Health Services, Inc. 2010 Employees' Restricted Stock Purchase Plan, previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated May 20, 2010, is incorporated herein by reference.

10.24* Universal Health Services, Inc. 2010 Executive Incentive Plan, previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated May 20, 2010, is incorporated herein by reference.

10.25 Form of Purchase Agreement, dated September 15, 2010, among Universal Health Services, Inc., UHS Escrow Corporation, the Subsidiary Guarantors named therein and J.P. Morgan Securities LLC, for itself and as representative of the several Initial Purchasers named therein, previously filed as Exhibit 1.01 to the Registrant's Current Report on Form 8-K dated September 21, 2010, is incorporated herein by reference.

10.26 Omnibus Amendment to Receivables Sale Agreements, dated as of October 27, 2010, previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 2, 2010, is incorporated herein by reference.

10.27 Amended and Restated Credit and Security Agreement, dated as of October 27, 2010, previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated November 2, 2010, is incorporated herein by reference.

10.28 Assignment and Assumption Agreement, dated as of October 27, 2010, previously filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated November 2, 2010, is incorporated herein by reference.

10.29 Credit Agreement, dated as of November 15, 2010, by and among Universal Health Services, Inc., JPMorgan Chase Bank, N.A. and the various financial institutions as are or may become parties thereto, as Lenders, SunTrust Bank, The Royal Bank of Scotland, Plc, Bank of Tokyo-Mitsubishi UFJ Trust Company and Credit Agricole Corporate and Investment Bank, as co-documentation agents, Deutsche Bank Securities Inc. and Bank of America N.A. as co-syndication agents, and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders and as collateral agent for the secured parties, previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 17, 2010, is incorporated herein by reference.

10.30* Form of Supplemental Life Insurance Plan and Agreement Part A: Alan B. Miller 1998 Dual Life Insurance Trust (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), and Anthony Pantaleoni as Trustee), previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.

10.31* Form of Supplemental Life Insurance Plan and Agreement Part B: Alan B. Miller 2002 Trust (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), and Anthony Pantaleoni as Trustee), previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.

10.32* Universal Health Services, Inc. Termination, Assignment and Release Agreement (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), Anthony Pantaleoni as Trustee of the Alan B. Miller 1998 Dual Life Insurance Trust, and Alan B. Miller, Executive), previously filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.

10.33* Universal Health Services, Inc. Termination, Assignment and Release Agreement (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), Anthony Pantaleoni as Trustee of the Alan B. Miller 2002 Trust, and Alan B. Miller, Executive), previously filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.

11 Statement regarding computation of per share earnings is set forth in Note 1 of the Notes to the Consolidated Financial Statements.

21 Subsidiaries of Registrant.

23.1 Consent of Independent Registered Public Accounting Firm-PricewaterhouseCoopers LLP.

31.1 Certification from the Company's Chief Executive Officer Pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934.

31.2 Certification from the Company's Chief Financial Officer Pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934.

32.1 Certification from the Company's Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification from the Company's Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS** XBRL Instance Document

101.SCH** XBRL Taxonomy Extension Schema Document

101.CAL** XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF** XBRL Taxonomy Extension Definition Linkbase Document

101.LAB** XBRL Taxonomy Extension Label Linkbase Document

101.PRE** XBRL Taxonomy Extension Presentation Linkbase Document

---

* Management contract or compensatory plan or arrangement.

** XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Exhibits, other than those incorporated by reference, have been included in copies of this Annual Report filed with the Securities and Exchange Commission. Stockholders of the Company will be provided with copies of those exhibits upon written request to the Company.

## SIGNATURES

**Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.**

UNIVERSAL HEALTH SERVICES, INC.

By: /s/ ALAN B. MILLER

**Alan B. Miller**
**Chairman of the Board**
**and Chief Executive Officer**

February 28, 2011

**Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.**

| Signatures | Title | Date |
| --- | --- | --- |
| /s/ ALAN B. MILLER<br>**Alan B. Miller** | Chairman of the Board and Chief Executive Officer (Principal Executive Officer) | February 28, 2011 |
| /s/ MARC D. MILLER<br>**Marc D. Miller** | Director and President | February 28, 2011 |
| /s/ LEATRICE DUCAT<br>**Leatrice Ducat** | Director | February 28, 2011 |
| /s/ JOHN H. HERRELL<br>**John H. Herrell** | Director | February 28, 2011 |
| /s/ ROBERT H. HOTZ<br>**Robert H. Hotz** | Director | February 28, 2011 |
| /s/ ANTHONY PANTALEONI<br>**Anthony Pantaleoni** | Director | February 28, 2011 |
| /s/ RICK SANTORUM<br>**Rick Santorum** | Director | February 28, 2011 |
| /s/ DANIEL B. SILVERS<br>**Daniel B. Silvers** | Director | February 28, 2011 |
| /s/ STEVE FILTON<br>**Steve Filton** | Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer) | February 28, 2011 |

## UNIVERSAL HEALTH SERVICES, INC.

## INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Consolidated Financial Statements:


| | |
|---|---|
| Report of Independent Registered Public Accounting Firm on 2010 and 2009 Consolidated Financial Statements and Schedule and effectiveness of internal control over financial reporting | 95 |
| Consolidated Statements of Income for the three years ended December 31, 2010 | 97 |
| Consolidated Balance Sheets as of December 31, 2010 and 2009 | 98 |
| Consolidated Statements of Changes in Equity for the three years ended December 31, 2010 | 99 |
| Consolidated Statements of Cash Flows for the three years ended December 31, 2010 | 102 |
| Notes to Consolidated Financial Statements | 103 |
| Supplemental Financial Statement Schedule II: Valuation and Qualifying Accounts | 140 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Universal Health Services, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Universal Health Services, Inc. at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, financial statement schedule, and for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under item 9A as *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in under item 9A *Management's Report on Internal Control over Financial Reporting*, management has excluded Psychiatric Solutions, Inc. and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2010 because it was acquired by the Company in a purchase business combination during 2010. We have also excluded Psychiatric Solutions, Inc. from our audit of internal control over financial reporting. Psychiatric Solutions, Inc. and its subsidiaries are wholly owned subsidiaries whose total assets and total revenues represent 40% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 28, 2011

## UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | (in thousands, except per share data) | | |
| Net revenues | $5,568,185 | $5,202,379 | $5,022,417 |
| Operating charges: | | | |
| Salaries, wages and benefits | 2,423,102 | 2,204,422 | 2,133,181 |
| Other operating expenses | 1,005,288 | 994,923 | 1,044,278 |
| Supplies expense | 733,093 | 699,249 | 694,477 |
| Provision for doubtful accounts | 546,909 | 508,603 | 476,745 |
| Depreciation and amortization | 223,915 | 204,703 | 193,635 |
| Lease and rental expense | 76,961 | 69,947 | 69,882 |
| Transaction costs | 53,220 | 0 | 0 |
| | 5,062,488 | 4,681,847 | 4,612,198 |
| Income from operations | 505,697 | 520,532 | 410,219 |
| Interest expense, net | 77,600 | 45,810 | 53,207 |
| Income from continuing operations before income taxes | 428,097 | 474,722 | 357,012 |
| Provision for income taxes | 152,302 | 170,475 | 123,378 |
| Income from continuing operations | 275,795 | 304,247 | 233,634 |
| Income from discontinued operations, net of income tax expense of $4.0 million during 2008 | — | — | 6,436 |
| Net income | 275,795 | 304,247 | 240,070 |
| Less: Net income attributable to noncontrolling interests | 45,612 | 43,874 | 40,693 |
| Net income attributable to UHS | $ 230,183 | $ 260,373 | $ 199,377 |
| Basic earnings per share attributable to UHS: | | | |
| From continuing operations | $ 2.37 | $ 2.65 | $ 1.90 |
| From discontinued operations | — | — | 0.06 |
| Total basic earnings per share | $ 2.37 | $ 2.65 | $ 1.96 |
| Diluted earnings per share attributable to UHS: | | | |
| From continuing operations | $ 2.34 | $ 2.64 | $ 1.90 |
| From discontinued operations | — | — | 0.06 |
| Total diluted earnings per share | $ 2.34 | $ 2.64 | $ 1.96 |
| Weighted average number of common shares—basic | 96,786 | 97,794 | 101,222 |
| Add: Other share equivalents | 1,187 | 481 | 196 |
| Weighted average number of common shares and equivalents—diluted | 97,973 | 98,275 | 101,418 |

The accompanying notes are an integral part of these consolidated financial statements.

## UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

| | December 31, 2010 | December 31, 2009 (A) |
|---|---|---|
| | (Dollar amounts in thousands) | |
| **Assets** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 29,474 | $ 9,180 |
| Accounts receivable, net | 837,820 | 602,559 |
| Supplies | 94,330 | 84,272 |
| Deferred income taxes | 120,834 | 51,336 |
| Other current assets | 130,060 | 27,270 |
| Assets of facilities held for sale | 118,598 | 21,580 |
| Total current assets | 1,331,116 | 796,197 |
| **Property and Equipment** | | |
| Land | 376,567 | 219,057 |
| Buildings and improvements | 3,057,313 | 2,098,164 |
| Equipment | 1,165,635 | 1,013,245 |
| Property under capital lease | 38,711 | 40,497 |
| | 4,638,226 | 3,370,963 |
| Accumulated depreciation | (1,601,005) | (1,423,580) |
| | 3,037,221 | 1,947,383 |
| Construction-in-progress | 215,746 | 367,855 |
| | 3,252,967 | 2,315,238 |
| **Other assets:** | | |
| Goodwill | 2,589,914 | 732,685 |
| Deferred charges | 108,660 | 8,643 |
| Other | 245,279 | 111,700 |
| | 2,943,853 | 853,028 |
| | $ 7,527,936 | $ 3,964,463 |
| **Liabilities and Stockholders' Equity** | | |
| **Current liabilities:** | | |
| Current maturities of long-term debt | $ 3,449 | $ 2,573 |
| Accounts payable | 252,487 | 194,969 |
| Liabilities of facilities held for sale | 3,516 | 0 |
| Accrued liabilities | | |
| Compensation and related benefits | 249,429 | 157,509 |
| Interest | 14,160 | 5,791 |
| Taxes other than income | 35,175 | 23,614 |
| Other | 268,083 | 196,734 |
| Current federal and state income taxes | 0 | 1,627 |
| Total current liabilities | 826,299 | 582,817 |
| **Other noncurrent liabilities** | 380,649 | 375,580 |
| **Long-term debt** | 3,912,102 | 956,429 |
| **Deferred income taxes** | 173,354 | 60,091 |
| **Commitments and contingencies (Note 8)** | | |
| **Reedemable noncontrolling interest** | 211,761 | 197,152 |
| **Equity:** | | |
| Class A Common Stock, voting, $.01 par value; authorized 12,000,000 shares: issued and outstanding 6,656,308 shares in 2010 and 6,656,808 shares in 2009 | 67 | 67 |
| Class B Common Stock, limited voting, $.01 par value; authorized 150,000,000 shares: issued and outstanding 90,093,562 shares in 2010 and 89,554,143 shares in 2009 | 897 | 896 |
| Class C Common Stock, voting, $.01 par value; authorized 1,200,000 shares: issued and outstanding 665,400 shares in 2010 and 665,400 shares in 2009 | 7 | 7 |
| Class D Common Stock, limited voting, $.01 par value; authorized 5,000,000 shares: issued and outstanding 35,218 shares in 2010 and 37,678 shares in 2009 | — | — |
| Cumulative dividends | (128,049) | (108,627) |
| Retained earnings | 2,125,989 | 1,879,981 |
| Accumulated other comprehensive loss | (20,139) | (21,253) |
| Universal Health Services, Inc. common stockholders' equity | 1,978,772 | 1,751,071 |
| Noncontrolling interest | 44,999 | 41,323 |
| Total Equity | 2,023,771 | 1,792,394 |
| | $ 7,527,936 | $ 3,964,463 |

(A) See Note 1 for revision related to redeemable noncontrolling interest.

The accompanying notes are an integral part of these consolidated financial statements.

## UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
### For the Years Ended December 31, 2010, 2009 and 2008
### (in thousands, except per share data)

| | Redeemable Interest[a] | Class A Common | Class B Common | Class C Common | Class D Common | Capital in Excess of Par Value | Cumulative Dividends | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | UHS Common Stockholders' Equity | Noncontrolling Interest | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Balance, January 1, 2008 | $176,726 | $ 33 | $489 | $ 3 | $ 0 | $ 0 | ($ 75,771) | $1,599,326 | ($ 6,881) | $1,517,199 | $33,459 | $1,550,658 |
| Common Stock | | | | | | | | | | | | |
| Issued/(converted) including tax benefits from exercise of stock options | — | — | 2 | — | — | — | — | 2,547 | — | 2,549 | — | 2,549 |
| Repurchased | — | — | (33) | — | — | — | — | (149,371) | — | (149,404) | — | (149,404) |
| Restricted share-based compensation expense | — | — | — | — | — | — | — | 4,678 | — | 4,678 | — | 4,678 |
| Dividends | — | — | — | — | — | — | (16,150) | — | — | (16,150) | — | (16,150) |
| Stock option expense | — | — | — | — | — | — | — | 10,416 | — | 10,416 | — | 10,416 |
| Distributions to noncontrolling interests | (27,706) | — | — | — | — | — | — | — | — | — | (3,381) | (3,381) |
| Capital contributions from noncontrolling interests | 2,107 | — | — | — | — | — | — | — | — | — | 226 | 226 |
| Purchase of minority ownership interests in majority owned businesses | — | — | — | — | — | — | — | — | — | — | (1,058) | (1,058) |
| Other | — | — | — | — | — | — | — | — | — | — | 5,670 | 5,670 |
| Comprehensive income: | | | | | | | | | | | | |
| Net income | 34,970 | — | — | — | — | — | — | 199,377 | — | 199,377 | 5,722 | 205,099 |
| Amortization of terminated hedge (net of income tax effect of $120) | — | — | — | — | — | — | — | — | (216) | (216) | — | (216) |
| Unrealized derivative losses on cash flow hedges (net of income tax effect of $3,644) | — | — | — | — | — | — | — | — | (5,891) | (5,891) | — | (5,891) |
| Minimum pension liability (net of income tax effect of $11,572) | — | — | — | — | — | — | — | — | (18,708) | (18,708) | — | (18,708) |
| Subtotal—comprehensive income | 34,970 | — | — | — | — | — | — | 199,377 | (24,815) | 174,562 | 5,722 | 180,284 |
| Balance, January 1, 2009 | 186,097 | 33 | 458 | 3 | — | — | (91,921) | 1,666,973 | (31,696) | 1,543,850 | 40,638 | 1,584,488 |

See Note 1 for revision related to redeemable noncontrolling interest.

## UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

### CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
### For the Years Ended December 31, 2010, 2009 and 2008
### (in thousands, except per share data)

| | Redeemable Interest[a] | Class A Common | Class B Common | Class C Common | Class D Common | Capital in Excess of Par Value | Cumulative Dividends | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | UHS Common Stockholders' Equity | Noncontrolling Interest | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Common Stock | | | | | | | | | | | | |
| Issued/(converted) including tax benefits from exercise of stock options | — | — | 2 | — | — | — | — | 3,285 | — | 3,287 | — | 3,287 |
| Repurchased | — | — | (15) | — | — | — | — | (63,275) | — | (63,290) | — | (63,290) |
| Restricted share-based compensation expense | — | — | — | — | — | — | — | 3,174 | — | 3,174 | — | 3,174 |
| Dividends | — | — | — | — | — | — | (16,706) | — | — | (16,706) | — | (16,706) |
| Stock dividend | — | 34 | 451 | 4 | — | — | — | (489) | — | — | — | — |
| Stock option expense | — | — | — | — | — | — | — | 9,940 | — | 9,940 | — | 9,940 |
| Distributions to noncontrolling interests | (23,130) | — | — | — | — | — | — | — | — | — | (6,736) | (6,736) |
| Capital contributions from noncontrolling interests | — | — | — | — | — | — | — | — | — | — | 121 | 121 |
| Purchase of minority ownership interests in majority owned businesses | — | — | — | — | — | — | — | — | — | — | (229) | (229) |
| Other | — | — | — | — | — | — | — | — | — | — | (2,160) | (2,160) |
| Comprehensive income: | | | | | | | | | | | | |
| Net income | 34,185 | — | — | — | — | — | — | 260,373 | — | 260,373 | 9,689 | 270,062 |
| Amortization of terminated hedge (net of income tax effect of $126) | — | — | — | — | — | — | — | — | (216) | (216) | — | (216) |
| Unrealized derivative losses on cash flow hedges (net of income tax effect of $899) | — | — | — | — | — | — | — | — | 1,477 | 1,477 | — | 1,477 |
| Minimum pension liability (net of income tax effect of $5,667) | — | — | — | — | — | — | — | — | 9,182 | 9,182 | — | 9,182 |
| Subtotal—comprehensive income | 34,185 | — | — | — | — | — | — | 260,373 | 10,443 | 270,816 | 9,689 | 280,505 |
| Balance, January 1, 2010 | 197,152 | 67 | 896 | 7 | — | — | (108,627) | 1,879,981 | (21,253) | 1,751,071 | 41,323 | 1,792,394 |

See Note 1 for revision related to redeemable noncontrolling interest.

## UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
### For the Years Ended December 31, 2010, 2009 and 2008
### (in thousands, except per share data)

| | Redeemable Interest[a] | Class A Common | Class B Common | Class C Common | Class D Common | Capital in Excess of Par Value | Cumulative Dividends | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | UHS Common Stockholders' Equity | Noncontrolling Interest | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Common Stock | | | | | | | | | | | | |
| Issued/(converted) including tax benefits from exercise of stock options | — | — | 4 | — | — | — | — | 10,890 | — | 10,894 | — | 10,894 |
| Repurchased | — | — | (3) | — | — | — | — | (11,525) | — | (11,528) | — | (11,528) |
| Restricted share-based compensation expense | — | — | — | — | — | — | — | 3,139 | — | 3,139 | — | 3,139 |
| Dividends | — | — | — | — | — | — | (19,422) | — | — | (19,422) | — | (19,422) |
| Stock option expense | — | — | — | — | — | — | — | 13,321 | — | 13,321 | — | 13,321 |
| Distributions to noncontrolling interests | (23,777) | — | — | — | — | — | — | — | — | — | (8,662) | (8,662) |
| Capital contributions from noncontrolling interests | — | — | — | — | — | — | — | — | — | — | — | — |
| Purchase of minority ownership interests in majority owned businesses | — | — | — | — | — | — | — | — | — | — | 600 | 600 |
| Other | 4,512 | — | — | — | — | — | — | — | — | — | — | — |
| Comprehensive income: | | | | | | | | | | | | |
| Net income | 33,874 | — | — | — | — | — | — | 230,183 | — | 230,183 | 11,738 | 241,921 |
| Amortization of terminated hedge (net of income tax effect of $120) | — | — | — | — | — | — | — | — | (216) | (216) | — | (216) |
| Unrealized derivative losses on cash flow hedges (net of income tax effect of $528) | — | — | — | — | — | — | — | — | 868 | 868 | — | 868 |
| Minimum pension liability (net of income tax effect of $281) | — | — | — | — | — | — | — | — | 462 | 462 | — | 462 |
| Subtotal—comprehensive income | 33,874 | — | — | — | — | — | — | 230,183 | 1,114 | 231,297 | 11,738 | 243,035 |
| Balance, December 31, 2010 | 211,761 | $ 67 | $897 | $ 7 | — | — | ($128,049) | $2,125,989 | ($20,139) | $1,978,772 | $44,999 | $2,023,771 |

(a) See Note 1 for revision related to redeemable noncontrolling interest.

The accompanying notes are an integral part of these consolidated financial statements.

## UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | (Amounts in thousands) | | |
| **Cash Flows from Operating Activities:** | | | |
| Net income | $ 275,795 | $ 304,247 | $ 240,070 |
| *Adjustments to reconcile net income to net cash provided by operating activities:* | | | |
| Depreciation & amortization | 223,997 | 204,703 | 195,766 |
| Gains on sales of assets and businesses, net of losses | (1,993) | (1,346) | (21,464) |
| Stock based compensation expense | 16,799 | 13,096 | 14,125 |
| Provision for settlements | — | — | 25,000 |
| *Changes in assets & liabilities, net of effects from acquisitions and dispositions:* | | | |
| Accounts receivable | 22,726 | (1,402) | 22,445 |
| Construction management and other receivable | — | 29,519 | (20,693) |
| Accrued interest | 8,408 | 357 | (123) |
| Accrued and deferred income taxes | 132 | 14,930 | (3,483) |
| Other working capital accounts | (26,437) | (18,828) | 3,878 |
| Other assets and deferred charges | 11,539 | 6,699 | 21,003 |
| Other | 812 | 755 | 2,811 |
| Accrued insurance expense, net of commercial premiums paid | 19,739 | 44,314 | 73,413 |
| Payments made in settlement of self-insurance claims | (50,173) | (55,782) | (58,561) |
| Net cash provided by operating activities | 501,344 | 541,262 | 494,187 |
| **Cash Flows from Investing Activities:** | | | |
| Property and equipment additions, net of disposals | (239,274) | (379,748) | (354,537) |
| Acquisition of property and businesses | (1,958,298) | (12,499) | (23,481) |
| Proceeds received from sales of assets and businesses | 21,460 | 9,770 | 82,062 |
| Costs incurred for purchase and implementation of electronic health records application | (17,971) | (7,957) | — |
| Settlement proceeds received related to prior year acquisition, net of expenses | — | — | 1,539 |
| Investment in joint-venture | — | — | (1,249) |
| Net cash used in investing activities | (2,194,083) | (390,434) | (295,666) |
| **Cash Flows from Financing Activities:** | | | |
| Reduction of long-term debt | (1,392,086) | (66,499) | (166,557) |
| Additional borrowings | 3,266,146 | 26,069 | 151,129 |
| Financing costs | (101,815) | — | (975) |
| Repurchase of common shares | (11,528) | (63,288) | (149,404) |
| Dividends paid | (19,422) | (16,706) | (16,150) |
| Issuance of common stock | 3,594 | 3,290 | 2,354 |
| Profit distributions to noncontrolling interests | (32,456) | (29,866) | (31,087) |
| Proceeds from sale of noncontrolling interests in majority owned business | 600 | — | — |
| Capital contributions from noncontrolling interests | — | 121 | 2,333 |
| Purchase of noncontrolling interests in majority owned businesses | — | (229) | (1,058) |
| Net cash provided by (used in) financing activities | 1,713,033 | (147,108) | (209,415) |
| Increase (decrease) in cash and cash equivalents | 20,294 | 3,720 | (10,894) |
| Cash and cash equivalents, beginning of period | 9,180 | 5,460 | 16,354 |
| Cash and cash equivalents, end of period | $ 29,474 | $ 9,180 | $ 5,460 |
| **Supplemental Disclosures of Cash Flow Information:** | | | |
| Interest paid | $ 76,900 | $ 57,018 | $ 62,285 |
| Income taxes paid, net of refunds | $ 152,088 | $ 155,368 | $ 130,379 |

Supplemental Disclosures of Noncash Investing and Financing Activities:
See Notes 2, 4 and 7

The accompanying notes are an integral part of these consolidated financial statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Services provided by our hospitals, all of which are operated by subsidiaries of ours include general and specialty surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services, pharmacy services and/or behavioral health services. We, through our subsidiaries, provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

The more significant accounting policies follow:

**A) Principles of Consolidation:** The consolidated financial statements include the accounts of our majority-owned subsidiaries and partnerships controlled by us or our subsidiaries as the managing general partner. All significant intercompany accounts and transactions have been eliminated.

**B) Revenue Recognition:** We record revenues and related receivables for health care services at the time the services are provided. Medicare and Medicaid revenues represented 38% of our net patient revenues during each of 2010, 2009 and 2008. Revenues from managed care entities, including health maintenance organizations and managed Medicare and Medicaid programs accounted for 46% of our net patient revenues during each of 2010, 2009 and 2008.

We report net patient service revenue at the estimated net realizable amounts from patients and third-party payors and others for services rendered. We have agreements with third-party payors that provide for payments to us at amounts different from our established rates. Payment arrangements include prospectively determined rates per discharge, reimbursed costs, discounted charges and per diem payments. Estimates of contractual allowances under managed care plans are based upon the payment terms specified in the related contractual agreements. We closely monitor our historical collection rates, as well as changes in applicable laws, rules and regulations and contract terms, to assure that provisions are made using the most accurate information available. However, due to the complexities involved in these estimations, actual payments from payors may be different from the amounts we estimate and record.

We estimate our Medicare and Medicaid revenues using the latest available financial information, patient utilization data, government provided data and in accordance with applicable Medicare and Medicaid payment rules and regulations. The laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation and as a result, there is at least a reasonable possibility that recorded estimates will change by material amounts in the near term. Certain types of payments by the Medicare program and state Medicaid programs (e.g. Medicare Disproportionate Share Hospital, Medicare Allowable Bad Debts and Inpatient Psychiatric Services) are subject to retroactive adjustment in future periods as a result of administrative review and audit and our estimates may vary from the final settlements. Such amounts are included in accounts receivable, net, on our Consolidated Balance Sheets. The funding of both federal Medicare and state Medicaid programs are subject to legislative and regulatory changes. As such, we can not provide any assurance that future legislation and regulations, if enacted, will not have a material impact on our future Medicare and Medicaid reimbursements. Adjustments related to the final settlement of these retrospectively determined amounts did not materially impact our results in 2010, 2009 or 2008.

We provide care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than our established rates. Because we do not pursue collection of amounts determined to qualify as charity care, they are not reported in net revenues or in accounts receivable, net. Our acute care hospitals provided charity care and uninsured discounts, based on charges at established rates, amounting to $807 million during 2010, $671 million during 2009 and $609 million during 2008.

**C) Provision for Doubtful Accounts:** Collection of receivables from third-party payers and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill which is the patient's responsibility, primarily co-payments and deductibles. We estimate our provisions for doubtful accounts based on general factors such as payer mix, the agings of the receivables and historical collection experience. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions which might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. At our acute care hospitals, third party liability accounts are pursued until all payments and adjustments are posted to the patient account. For those accounts with a patient balance after third party liability is finalized or accounts for uninsured patients, the patient is sent a series of statements and collection letters. Patients that express an inability to pay are reviewed for potential sources of assistance including our charity care policy. If the patient is deemed unwilling to pay, the account is written-off as bad debt and transferred to an outside collection agency for additional collection effort. Our accounts receivable are recorded net of established charity care reserves of $99 million as of December 31, 2010 and $61 million as of December 31, 2009.

Uninsured patients that do not qualify as charity patients are extended an uninsured discount of at least 20% of total charges. During the collection process the hospital establishes a partial reserve in the allowance for doubtful accounts for self-pay balances outstanding for greater than 60 days from the date of discharge. All self-pay accounts at the hospital level are fully reserved if they have been outstanding for greater than 90 days from the date of discharge. Third party liability accounts are fully reserved in the allowance for doubtful accounts when the balance ages past 180 days from the date of discharge. Potential charity accounts are fully reserved when it is determined the patient may be unable to pay.

On a consolidated basis, we monitor our total self-pay receivables to ensure that the total allowance for doubtful accounts provides adequate coverage based on historical collection experience. At December 31, 2010 and December 31, 2009, accounts receivable are recorded net of allowance for doubtful accounts of $249 million and $169 million, respectively.

**D) Concentration of Revenues:** Our five majority owned acute care hospitals in the Las Vegas, Nevada market contributed, on a combined basis, 21% in 2010 and 22% in each of 2009 and 2008, of our consolidated net revenues. On a combined basis, our facilities in the McAllen/Edinburg, Texas market (consisting of three acute care facilities, a children's hospital and a behavioral health facility) contributed 6% in 2010 and 7% in each of 2009 and 2008 of our consolidated net revenues.

**E) Cash and Cash Equivalents:** We consider all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

**F) Property and Equipment:** Property and equipment are stated at cost. Expenditures for renewals and improvements are charged to the property accounts. Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred. We remove the cost and the related accumulated depreciation from the accounts for assets sold or retired and the resulting gains or losses are included in the results of operations.

We capitalize interest expense on major construction projects while in progress. We capitalized interest on major construction projects amounting to $7.6 million during 2010, $11.6 million during 2009 and $7.9 million during 2008.

Depreciation is provided on the straight-line method over the estimated useful lives of buildings and improvements (twenty to forty years) and equipment (three to fifteen years). Depreciation expense (excluding discontinued operations) was $202.8 million during 2010, $184.6 million during 2009 and $176.1 million during 2008.

**G) Long-Lived Assets:** We review our long-lived assets, including amortizable intangible assets, for impairment whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flow. If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to its estimated fair value and an impairment loss is recognized. Fair values are determined based on estimated future cash flows using appropriate discount rates.

**H) Goodwill:** Goodwill is reviewed for impairment at the reporting unit level on an annual basis or sooner if the indicators of impairment arise. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of each reporting unit. We have designated September 1st as our annual impairment assessment date and performed an impairment assessment as of September 1, 2010 which indicated no impairment of goodwill. There were also no goodwill impairments during 2009 or 2008. Future changes in the estimates used to conduct the impairment review, including profitability and market value projections, could indicate impairment in future periods potentially resulting in a write-off of a portion or all of our goodwill.

Changes in the carrying amount of goodwill for the two years ended December 31, 2010 were as follows (in thousands):

| | Acute Care Services | Behavioral Health Services | Total Consolidated |
|---|---|---|---|
| Balance, January 1, 2009 | $391,046 | $ 341,891 | $ 732,937 |
| Goodwill divested during the period | (1,201) | — | (1,201) |
| Adjustments to goodwill (a) | — | 949 | 949 |
| Balance, January 1, 2010 | 389,845 | 342,840 | 732,685 |
| Goodwill acquired during the period | 510 | 1,895,276 | 1,895,786 |
| Goodwill divested during the period | (871) | — | (871) |
| Adjustments to goodwill (b) | — | (37,686) | (37,686) |
| Balance, December 31, 2010 | $389,484 | $2,200,430 | $2,589,914 |

(a) Consists of adjustments to prior year purchase price allocations.

(b) The reduction to the Behavioral Health Services' goodwill consists primarily of a reclassification to "assets of facilities held for sale" and represents the goodwill attributable to a legacy facility which we agreed to divest pursuant to our agreement with the Federal Trade Commission.

**I) Other Assets:** Other assets consist primarily of amounts related to: (i) intangible assets acquired in connection with our acquisition of Psychiatric Solutions, Inc. ("PSI") in November, 2010 consisting of Medicare licenses, certificates of need and contracts to manage the operations of behavioral health services owned by third-parties; (ii) prepaid fees for various software and other applications used by our hospitals; (iii) costs incurred in connection with the purchase and implementation of an electronic health records application for each of our acute care facilities; (iv) deposits; (v) investments in various businesses, including Universal Health Realty Income Trust; (vi) the invested assets related to a deferred compensation plan that is held by an independent trustee in a rabbi-trust and that has a related payable included in other noncurrent liabilities; (vii) the estimated future payments related to physician-related contractual commitments, as discussed below, and; (viii) other miscellaneous assets. As of December 31, 2010 other intangible assets, net of accumulated amortization, were approximately $100 million. Other intangible assets, net of accumulated amortization, were not material to our financial statements as of December 31, 2009.

**J) Physician Guarantees and Commitments:** As of December 31, 2010, our accrued liabilities-other, and our other assets include $8 million of estimated future payments related to physician-related contractual commitments. Pursuant to contractual guarantees outstanding as of December 31, 2010 that are applicable to future years, we have $15 million of potential future financial obligations of which $13 million are potential obligations during 2011 and $2 million are potential obligations during 2012 and later.

**K) Self-Insured Risks:** We provide for self-insured risks, primarily general and professional liability claims and workers' compensation claims. Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimate of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. All relevant information, including our own historical experience is used in estimating the expected amount of claims. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Our estimated self-insured reserves are reviewed and changed, if necessary, at each reporting date and changes are recognized currently as additional expense or as a reduction of expense. See Note 8 for discussion of revisions to prior year general and professional liability reserves and self-insurance liability assumed in connection with our acquisition of PSI in November, 2010. Based on the results of workers' compensation reserves analyses, we recorded reductions of prior year reserves of $4 million during 2010, $7 million during 2009 and $4 million during 2008.

**L) Income Taxes:** Deferred tax assets and liabilities are recognized for the amount of taxes payable or deductible in future years as a result of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. We believe that future income will enable us to realize our deferred tax assets net of recorded valuation allowances relating to state net operating loss carry-forwards.

We operate in multiple jurisdictions with varying tax laws. We are subject to audits by any of these taxing authorities. Our tax returns have been examined by the Internal Revenue Service ("IRS") through the year ended December 31, 2006. We believe that adequate accruals have been provided for federal, foreign and state taxes.

See Note 6 for additional disclosure regarding income taxes.

**M) Other Noncurrent Liabilities:** Other noncurrent liabilities include the long-term portion of our professional and general liability, workers' compensation reserves, pension and deferred compensation liabilities, liability incurred in connection with split-dollar life insurance agreements on the lives of our chief executive officer and his wife and interest rate swap liabilities.

**N) Redeemable Noncontrolling Interests and Noncontrolling Interest:** Outside owners hold noncontrolling, minority ownership interests of: (i) approximately 28% in our five acute care facilities located in Las Vegas, Nevada; (ii) 20% in an acute care facility located in Washington, D.C.; (iii) approximately 11% in an acute care facility located in Laredo, Texas, and; (iv) 20% in a behavioral health care facility located in Philadelphia, Pennsylvania, the majority ownership interest of which was acquired by us as result of our acquisition of PSI in November, 2010. The redeemable noncontrolling interests balances of $212 million and $197 million as of December 31, 2010 and 2009, respectively, and the noncontrolling interests balances of $45 million and $41 million as of December 31, 2010 and 2009, respectively, consist primarily of the third-party ownership interests in these hospitals.

Generally accepted accounting principles require that noncontrolling interests be classified as equity and we have previously presented all noncontrolling interests in total equity. However, since certain of our noncontrolling interests have redemption rights outside of our control, those noncontrolling interests are classified outside of permanent equity and reflected as redeemable noncontrolling interests. As previously disclosed in our Reports on Form 10-Q for the quarterly periods ended June 30, 2010 and September 30, 2010, noncontrolling interests with an estimated redemption amount of $197 million as of December 31, 2009 and $186 million as of December 31, 2008, have been reclassified from total equity to redeemable noncontrolling interests outside of permanent equity. These revisions did not affect stockholders' equity attributable to UHS nor did they affect any previously reported percentages based upon equity (such as percentage of debt to total capitalization and return on average equity), since we have based those calculations on only stockholders' equity attributable to UHS (as opposed to total equity). We do not believe that these revisions, which are reflected on our Consolidated Statements of Common Stockholders' Equity for the years ended December 31, 2009 and 2008, as included herein, are material to the condensed consolidated financial statements for the prior years.

The applicable sections of our December 31, 2009 Consolidated Balance Sheet and Consolidated Statements of Changes in Equity for the Years Ended December 31, 2009 and 2008, as reported and as revised, are as follows (amounts in thousands):

| | As reported Dec. 31, 2009 | As revised Dec. 31, 2009 | As reported Jan. 1, 2009 | As revised Jan. 1, 2009 | As reported Jan. 1, 2008 | As revised Jan. 1, 2008 |
|---|---|---|---|---|---|---|
| Redeemable noncontrolling interest | — | $ 197,152 | — | $ 186,097 | — | $ 176,726 |
| Equity: | | | | | | |
| Universal Health Services, Inc. common stockholders' equity | 1,751,071 | 1,751,071 | 1,543,850 | 1,543,850 | 1,517,199 | 1,517,199 |
| Noncontrolling interest | 238,475 | 41,323 | 226,735 | 40,638 | 210,184 | 33,458 |
| Total equity | $1,989,546 | $1,792,394 | $1,770,585 | $1,584,488 | $1,727,383 | $1,550,657 |

In connection with the five acute care facilities located in Las Vegas, Nevada, the minority ownership interests of which are reflected as redeemable noncontrolling interests on our Consolidated Balance Sheet, the outside owners have certain "put rights", that are currently exercisable, that if exercised, require us to purchase the minority member's interests at fair market value. The put rights are exercisable upon the occurrence of: (i) certain specified financial conditions falling below established thresholds; (ii) breach of the management contract by the managing member (a subsidiary of ours), or; (iii) if the minority member's ownership percentage is reduced to less than certain thresholds. In connection with the behavioral health care facility located in Philadelphia, Pennsylvania, the minority ownership interest of which is also reflected as redeemable noncontrolling interests on our Consolidated Balance Sheet as of December 31, 2010, the outside owner has a "put option" to put its entire ownership interest to us at any time. If exercised, the put option requires us to purchase the minority member's interest at fair market value. As of December 31, 2010, we believe the fair market value of the minority ownership interests in these facilities approximates the book value of the redeemable noncontrolling interests.

**O) Comprehensive Income:** Comprehensive income or loss, is comprised of net income, changes in unrealized gains or losses on derivative financial instruments and a pension liability.

**P) Accounting for Derivative Financial Investments and Hedging Activities:** We manage our ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this risk in a cost-effective manner, we, from time to time, enter into interest rate swap agreements in which we agree to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts.

We account for our derivative and hedging activities using the Financial Accounting Standard Board's ("FASB") guidance which requires all derivative instruments, including certain derivative instruments embedded in other contracts, to be carried at fair value on the balance sheet. For derivative transactions designated as hedges, we formally document all relationships between the hedging instrument and the related hedged item, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in accumulated other comprehensive income ("AOCI") within shareholders' equity. Amounts are reclassified from AOCI to the income statement in the period or periods the hedged transaction affects earnings.

We use interest rate derivatives in our cash flow hedge transactions. Such derivatives are designed to be highly effective in offsetting changes in the cash flows related to the hedged liability. For derivative instruments designated as cash flow hedges, the ineffective portion of the change in expected cash flows of the hedged item are recognized currently in the income statement.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Fair value hedges are accounted for by recording the changes in the fair value of both the derivative instrument and the hedged item in the income statement.

For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

**Q) Stock-Based Compensation:** At December 31, 2010, we have a number of stock-based employee compensation plans. Pursuant to the FASB's guidance, we expense the grant-date fair value of stock options and other equity-based compensation pursuant to the straight-line method over the stated vesting period of the award using the Black-Scholes option-pricing model.

The expense associated with share-based compensation arrangements is a non-cash charge. In the Consolidated Statements of Cash Flows, share-based compensation expense is an adjustment to reconcile net income to cash provided by operating activities. The applicable FASB guidance requires that cash flows resulting from tax deductions in excess of compensation cost recognized be classified as financing cash flows. During 2010, 2009 and 2008, there were no net excess tax benefits generated.

**R) Earnings per Share:** Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share are based on the weighted average number of common shares outstanding during the year adjusted to give effect to common stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share, for the periods indicated:

| | Twelve Months Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Basic and diluted: | | | |
| Income from continuing operations | $275,795 | $304,247 | $233,634 |
| Less: Net income attributable to noncontrolling interest | (45,612) | (43,874) | (40,693) |
| Less: Net income attributable to unvested restricted share grants | (918) | (1,146) | (719) |
| Income from continuing operations attributable to UHS—basic and diluted | $229,265 | $259,227 | $192,222 |
| Income from discontinued operations, net of taxes | — | — | 6,436 |
| Net income attributable to UHS—basic and diluted | $229,265 | $259,227 | $198,658 |
| Weighted average number of common shares—basic | 96,786 | 97,794 | 101,222 |
| Basic earnings per share attributable to UHS: | | | |
| From continuing operations | $ 2.37 | $ 2.65 | $ 1.90 |
| From discontinued operations | — | — | 0.06 |
| Total basic earnings per share | $ 2.37 | $ 2.65 | $ 1.96 |
| Weighted average number of common shares | 96,786 | 97,794 | 101,222 |
| Net effect of dilutive stock options and grants based on the treasury stock method | 1,187 | 481 | 196 |
| Weighted average number of common shares and equivalents—diluted | 97,973 | 98,275 | 101,418 |
| Diluted earnings per share attributable to UHS: | | | |
| From continuing operations | $ 2.34 | $ 2.64 | $ 1.90 |
| From discontinued operations | — | — | 0.06 |
| Total diluted earnings per share | $ 2.34 | $ 2.64 | $ 1.96 |

The "Net effect of dilutive stock options and grants based on the treasury stock method", for all years presented above, excludes certain outstanding stock options applicable to each year since the effect would have been anti-dilutive. The excluded weighted-average stock options totaled 1,000 during 2010, 3.6 million during 2009 and 1.9 million during 2008.

**S) Fair Value of Financial Instruments:** The fair values of our registered debt and investments are based on quoted market prices. The fair values of other long-term debt, including capital lease obligations, are estimated by discounting cash flows using period-end interest rates and market conditions for instruments with similar maturities and credit quality. The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable, and short-term borrowings approximates their fair values due to the short-term nature of these instruments. Accordingly, these items have been excluded from the fair value disclosures included elsewhere in these notes to consolidated financial statements.

**T) Use of Estimates:** The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**U) Mergers and Acquisitions:** The acquisition method of accounting for business combinations requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values with limited exceptions. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Any excess of the purchase price (consideration transferred) over the estimated fair values of net assets acquired is recorded as goodwill. Transaction costs and costs to restructure the acquired company are expensed as incurred. The fair value of intangible assets, including Medicare Licenses, Certificates of Need, and certain contracts, is based on significant judgments made by our management, and accordingly, for significant items we typically obtain assistance from third party valuation specialists.

**V) Accounting Standards:**

**Transfers of Financial Assets:** In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. This amendment requires greater transparency and additional disclosures for transfers of financial assets and the entity's continuing involvement with them and changes the requirements for derecognizing financial assets. In addition, this amendment eliminates the concept of a qualifying special-purpose entity ("QSPE"). This amendment became effective for us on January 1, 2010. This amendment did not have a material impact on our consolidated financial position or results of operations.

**Consolidation of Variable Interest Entities:** In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities ("VIE"s). The elimination of the concept of a QSPE, as discussed above, removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise's involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise's financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment became effective for us on January 1, 2010. This amendment did not have a material impact on our consolidated financial position or results of operations.

**Presentation of Insurance Claims and Related Insurance Recoveries:** In August 2010, the FASB issued Accounting Standard Updates ("ASU") 2010-24, "Health Care Entities (Topic 954): Presentation of Insurance Claims and Related Insurance Recoveries," which clarifies that a health care entity should not net insurance recoveries against a related claim liability. The guidance provided in this ASU is effective for the fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of this standard is not expected to have any impact on our consolidated financial position or results of operations.

**Measuring Charity Care for Disclosures:** In August 2010, the FASB issued ASU 2010-23, "Health Care Entities (Topic 954): Measuring Charity Care for Disclosure," which prescribes a specific measurement basis of charity care for disclosure. The guidance provided in this ASU is effective for fiscal years beginning after December 15, 2010. The adoption of this standard is not expected to have any impact on our consolidated financial position or results of operations.

**Fair Value Measurements and Disclosures:** The Financial Accounting Standards Board ("FASB") has issued Accounting Standards Update No. 2010-06, *Fair Value Measurements and Disclosures about Fair Value Measurements* ("ASU 2010-06). ASU 2010-06 affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements under FASB ASC Topic 820, originally issued as FASB Statement No. 157, *Fair Value Measurements.* This ASU requires certain new disclosures and clarifies two existing disclosure requirements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.

Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. ASU No. 2010-06 is not expected to have a significant impact on our disclosures.

## 2) ACQUISITIONS AND DIVESTITURES

***Year ended December 31, 2010:***

*2010 Acquisitions of Assets and Businesses:*

During 2010, we spent $1.96 billion and assumed $1.08 billion of debt on the acquisition of businesses and real property, including the following:

- the acquisition of Psychiatric Solutions, Inc. on November 15, 2010 for a total purchase price of $3.04 billion consisting of $1.96 billion in cash plus the assumption of approximately $1.08 billion of PSI's debt, the majority of which has since been refinanced. PSI was formerly the largest operator of freestanding inpatient behavioral health care facilities operating a total of 105 inpatient and outpatient facilities in 32 states, Puerto Rico, and the U.S. Virgin Islands, and;
- the acquisition of substantially all of the assets of an outpatient surgery center located in Florida in which we previously held a 20% minority ownership interest. The purchase price consideration in connection with this transaction, which occurred during the first quarter, consisted of acquisition of the net assets less the assumption of the outstanding liabilities and third-party debt.

The aggregate net purchase price of the facilities was allocated to assets and liabilities based on their preliminary estimated fair values as follows:

| | Amount (000s) |
|---|---|
| **Working capital, net** | $ 65,000 |
| **Assets held for sale** | 67,000 |
| **Property, plant & equipment** | 940,000 |
| **Goodwill** | 1,896,000 |
| **Other assets** | 132,000 |
| **Income tax assets, net of deferred tax liabilities** | 2,000 |
| **Debt** | (1,082,000) |
| **Liabilities held for sale** | (1,000) |
| **Redeemable noncontrolling interests** | (5,000) |
| **Other liabilities** | (56,000) |
| **Cash paid in 2010 for acquisitions** | $ 1,958,000 |

Goodwill of the facilities acquired is computed, pursuant to the residual method, by deducting the fair value of the acquired assets and liabilities from the total purchase price. The factors that contribute to the recognition of goodwill, which may also influence the purchase price, include the following for each of the acquired facilities: (i) the historical cash flows and income levels; (ii) the reputations in their respective markets; (iii) the nature of the respective operations, and; (iv) the future cash flows and income growth projections.

In connection with the receipt of antitrust clearance from the Federal Trade Commission ("FTC") in connection with our acquisition of PSI in November, 2010, we agreed to divest three former PSI facilities, one of which is located in Delaware (MeadowWood Behavioral Health System) and two of which are located in Nevada (Montevista Hospital and Red Rock Hospital) as well as one of our legacy facilities in Puerto Rico (Hospital San Juan Capestrano). Pursuant to the terms of our agreement with the FTC, we are required to divest the facilities in Delaware and Nevada within approximately six months and the facility in Puerto Rico within approximately nine months from the date the FTC finalizes the agreement. As of the date of this filing, our agreement with the FTC is not final and thus, the time period within which we must divest the facilities has not yet commenced. The operating results for the three former PSI facilities located in Delaware and Nevada are reflected as discontinued operations during 2010 from the November 15th date of acquisition through December 31st. Since the aggregate income from discontinued operations before income tax expense for these facilities is not material to our 2010 consolidated financial statements, it is included as a reduction to other operating expenses. The assets and liabilities for MeadowWood Behavioral Health System, Montevista Hospital, Red Rock Hospital and Hospital San Juan Capestrano are reflected as "held for sale" on our Consolidated Balance Sheet as of December 31, 2010. The assets of facilities held for sale includes $11 million of accounts receivable, $18 million of property and equipment, $89 million of goodwill and $1 million of other assets. The liabilities of facilities held for sale includes $2 million of accounts payable and $2 million of accrued compensation and related benefits.

During 2008, we sold a 125-bed acute care hospital located in Pennsylvania and commenced divestiture considerations for the real property of our four acute care facilities located in Louisiana that were severely damaged and closed during 2005 as a result of damage sustained from Hurricane Katrina. The operating results and gain on divestiture for the facility located in Pennsylvania are reflected as "Income/(loss) from discontinued operations, net of income tax expense" in the Consolidated Statements of Income for 2008.

The following table shows the results of operations of these facilities, on a combined basis, for all facilities reflected as discontinued operations (amounts in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Net revenues | $4,155 | $— | $58,467 |
| Income (loss) from discontinued operations | 859 | — | (2,996) |
| Gain on divestiture | — | — | 13,413 |
| Income from discontinued operations, before income tax expense | 859 | — | 10,417 |
| Income tax expense | (318) | — | (3,981) |
| Income from discontinued operations, net of income tax expense | $ 541 | — | $ 6,436 |

Assuming the acquisition of PSI occurred on January 1, 2009, our 2009 pro forma net revenues would have been approximately $7.01 billion and our pro forma net income attributable to UHS and pro form net income attributable to UHS per diluted share would have been $211 million and $2.14 per diluted share, respectively. The 2009 pro forma net income attributable to UHS and net income attributable to UHS per diluted share include the after-tax impact of the transaction costs incurred by us in connection with the acquisition of PSI amounting to $79 million or $.81 per diluted share.

Our 2010 pro forma net revenues would have been approximately $7.30 billion and our pro forma net income attributable to UHS and pro forma net income attributable to UHS per diluted share would have been $342 million and $3.47 per diluted share, respectively.

During the period of November 16, 2010 through December 31, 2010, the facilities acquired from PSI generated $227 million of net revenues which are included in our consolidated net revenues for the year ended December 31, 2010. The aggregate effect of the earnings generated by these facilities since the date of acquisition, less the cost on the borrowings utilized to finance the acquisition, was not material to our 2010 net income attributable to UHS and net income attributable to UHS per diluted share.

*2010 Divestitures of Assets and Businesses:*

During 2010, we received $21 million from the divestiture of assets and businesses, including the following:

- the sale of our minority ownership interest in a healthcare technology company;
- the sale of a portion of our ownership interest in an outpatient surgery center located in Texas, and;
- the sale of the real property of Methodist Hospital located in Louisiana that was severely damaged and closed in 2005 as a result of Hurricane Katrina.

The pre-tax gain, net of losses, resulting from the above-mentioned transactions did not have a material impact on our 2010 financial statements.

***Year ended December 31, 2009:***

*2009 Acquisitions of Assets and Businesses:*

During 2009, we spent $12 million on the acquisition of businesses and real property, including the following:

- the acquisition of a 72-bed behavioral health care facility located in Louisville, Colorado, and;
- the acquisition of the real property assets of a medical office building located on the campus of one of our acute care hospitals located in Texas.

The aggregate net purchase price of the facilities was allocated to assets and liabilities based on their estimated fair values as follows:

| | Amount (000s) |
|---|---|
| **Working capital, net** | $ 1,000 |
| **Property, plant & equipment** | 11,000 |
| **Cash paid in 2009 for acquisitions** | $12,000 |

Assuming the acquisition of the behavioral health facility located in Colorado occurred on January 1, 2009, the pro forma effect on our 2009 net revenues, income from continuing operations, income from continuing operations per basic and diluted share, net income attributable to UHS and net income attributable to UHS per basic and diluted share was immaterial. Assuming the acquisition occurred on January 1, 2008, the pro forma effect on our 2008 net revenues, income from continuing operations, income from continuing operations per basic and diluted share, net income attributable to UHS and net income attributable to UHS per basic and diluted share was immaterial.

*2009 Divestitures of Assets and Businesses:*

During 2009, we received $10 million from the divestiture of assets and businesses, including the following:

- the sale of the real property assets of a medical office building on the campus of a previously divested acute care facility located in Pennsylvania, and;
- the sale of our ownership interest in an outpatient surgery center

***Year ended December 31, 2008:***

*2008 Acquisitions of Assets and Businesses:*

During 2008, we spent $23 million on the acquisition of businesses and real property, including the following:

- the acquisition of a 76-bed behavioral health facility located in Lawrenceville, Georgia, and;
- the acquisition of previously leased real property assets of a behavioral health facility located in Nevada.

The aggregate net purchase price of the facilities was allocated to assets and liabilities based on their estimated fair values as follows:

| | Amount (000s) |
|---|---|
| **Working capital, net** | $ (1,000) |
| **Property, plant & equipment** | 13,000 |
| **Goodwill** | 11,000 |
| **Cash paid in 2008 for acquisitions** | $23,000 |

Assuming the acquisition of the behavioral health facility located in Georgia occurred on January 1, 2008, the pro forma effect on our 2008 net revenues, income from continuing operations, income from continuing operations per basic and diluted share, net income attributable to UHS and net income attributable to UHS per basic and diluted share was immaterial.

Also during 2008, we spent a combined $2 million to purchase/repurchase minority ownership interests in two outpatient surgery centers. We also received $2 million of net settlement proceeds related to a prior year acquisition.

*2008 Divestiture of Assets and Businesses:*

During 2008, we received $82 million from the divestiture of assets and businesses, including the following:

- the sale of the assets and operations of Central Montgomery Medical Center, a 125-bed acute care facility located in Lansdale, Pennsylvania;
- the sale of our ownership interest in a third-party provider of supply chain services, and;
- the sale of our ownership interest in an outpatient surgery center and certain other real property assets.

In addition to the $13 million pre-tax gain recording during 2008 on the sale Central Montgomery Medical Center, which is included in income/(loss) from discontinued operations, net of income tax expense, our 2008 income from continuing operations includes a combined pre-tax gain of $8 million from the sale of our ownership interest in a third-party provider of supply chain services and the sale our ownership interest in an outpatient surgery center and certain other real property assets.

## 3) FINANCIAL INSTRUMENTS

***Fair Value Hedges:***

During 2010, 2009, and 2008, we had no fair value hedges outstanding.

***Cash Flow Hedges:***

Our interest expense is sensitive to changes in the general level of interest rates. To mitigate the impact of fluctuations in domestic interest rates, a portion of our debt is fixed rate accomplished by either borrowing on a long-term basis at fixed rates or by, from time to time, entering into interest rate swap and interest rate cap transactions. Interest rate swap agreements require us to pay fixed and receive floating interest rates or to pay floating and receive fixed interest rates over the life of the agreements. Interest rate caps provide for us to receive a payment for each quarter the 3-month LIBOR exceeds a given strike price. We may also, from time to time, enter into treasury locks ("T-Locks") to protect from a rise in the yield of the underlying treasury security for a forecasted bond issuance.

Effective January 1, 2009, we adopted the authoritative guidance for disclosures in connection with derivative instruments and hedging activities which requires additional disclosure about a company's derivative activities, but does not require any new accounting related to derivative activities. We have applied the requirements of the guidance on a prospective basis. Accordingly, disclosures related to interim periods prior to the date of adoption have not been presented.

During the fourth quarter of 2010, we entered into three interest rate caps on a total notional amount of $1 billion whereby we paid a premium of $240,000 in exchange for the counterparties agreeing to pay the difference between 2.25% and three-month LIBOR if the 3 month LIBOR rate rises above 2.25% during the term of the caps. If the three month LIBOR does not reach 2.25% during the term of the caps, no payment is made to us. All of the caps expire on December 15, 2011. We also entered into four forward starting interest rate swaps in the fourth quarter of 2010 whereby we pay a fixed rate on a total notional amount of $600 million and receive 3-month LIBOR. Each of the four swaps become effective on December 15, 2011 and will mature on May 15, 2015. The average fixed rate payable on these swaps is 2.38%.

During the fourth quarter of 2007, we entered into two interest rate swaps whereby we pay a fixed rate on a total notional principal amount of $150 million and receive 3-month LIBOR. Each of the two interest rate swaps has a notional principal amount of $75 million. The fixed rate payable on the first interest rate swap is 4.7625% and matures on October 5, 2012. The fixed rate payable on the second interest rate swap is 4.865% and the maturity date is October, 17, 2011. The notional amount of the second interest rate swap reduced to $50 million on October 18, 2010. We measure our interest rate swaps at fair value on a recurring basis. The fair value of our interest rate swaps is based primarily on quotes from banks. We consider those inputs to be "level 3" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with derivative instruments and hedging activities. The fair value of our interest rate swaps was a liability of $10 million at December 31, 2010, of which $2 million is included in other current liabilities and $8 million is included in other noncurrent liabilities on the accompanying balance sheet. The fair value of our interest rate swaps was $12 million as of December 31, 2009 which is included in other noncurrent liabilities.

#### 4) LONG-TERM DEBT

A summary of long-term debt follows:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | (amounts in thousands) | |
| Long-term debt: | | |
| Notes payable and Mortgages payable (including obligations under capitalized leases of $11,962 in 2010 and $6,959 in 2009) and term loans with varying maturities through 2038; weighted average interest at 6.5% in 2010 and 6.3% in 2009 (see Note 7 regarding capitalized leases) | $ 49,355 | $ 13,324 |
| Revolving credit and demand notes | 187,500 | 329,200 |
| Term Loan A, net of unamortized discount of $7,678 | 1,042,322 | — |
| Term Loan B, net of unamortized discount of $23,500 | 1,576,500 | — |
| Revenue bonds, interest at floating rates of 0.3% at December 31, 2010 and 2009, respectively, with varying maturities through 2015 | 5,300 | 5,300 |
| Accounts receivable securitization program | 204,000 | 10,000 |
| 6.75% Senior Secured Notes due 2011, net of the unamortized discount of $9 in 2010 and $19 in 2009, and fair market value adjustment of $559 in 2010 and $1,169 in 2009. | 200,550 | 201,150 |
| 7.125% Senior Secured Notes due 2016, including unamortized net premium of $24 in 2010 and $28 in 2009 | 400,024 | 400,028 |
| 7.00% Senior Unsecured Notes due 2018 | 250,000 | — |
| | 3,915,551 | 959,002 |
| Less-Amounts due within one year | (3,449) | (2,573) |
| | $3,912,102 | $956,429 |

On November 15, 2010, we terminated our credit agreement dated March 4, 2005 (the "Prior Credit Agreement"). The Prior Credit Agreement provided for an unsecured revolving line of credit of up to $800 million including a $100 sublimit for letters of credit. The interest rate on borrowings was determined, at our option, as either (i) the LIBOR plus a spread of 0.33% to 0.575% or (ii) at the higher of the prime rate or the federal funds rate plus 0.5%. A facility fee ranging from 0.07% to .175% based on our credit ratings from Standard & Poor's Rating Services and Moody's Investors Services, Inc. was required on the total commitment.

Also, on November 15, 2010, we entered into a new credit agreement (the "Credit Agreement") with various financial institutions. The Credit Agreement provides for a senior secured credit facility in an aggregate amount of $3.45 billion, comprised of a new $800 million revolving credit facility, a $1.05 billion Term Loan A facility and a $1.6 billion Term Loan B facility. The revolving credit facility and the Term Loan A mature on November 15, 2015 and the Term Loan B matures on November 16, 2016. The revolving credit facility includes a $125 million sub-limit for letters of credit. The senior secured credit facility is secured by substantially all of the assets of the Company and our material subsidiaries (the "Collateral") and guaranteed by our material subsidiaries.

Borrowings made pursuant to the Credit Agreement will bear interest at a rate per annum equal to, at our election, (1) at the greatest of: (a) the lender's prime rate; (b) the weighted average of the federal funds rate, plus 0.5%, and; (c) one month LIBOR plus 1%, in each case, plus an applicable margin which ranges from 1.50% to 3.00%, initially 2.25%, 2.25% and 3.00% for the revolving credit facility, the Term Loan A facility and the Term Loan B facility, respectively, or: (2) one, two, three, or six month LIBOR (at our election), plus an applicable margin ranging from 2.5% to 4.0% initially 3.25%, 3.25% and 4.00% for the revolving credit facility, the Term Loan A facility and the Term Loan B facility, respectively. At no time shall the LIBOR rate used to determine the rate on a tranche B Term Loan be deemed to be less than 1.50%. A commitment fee ranging from .25% to .50% is required on the unused commitment. At December 31, 2010 the applicable commitment fee was .50%. Commencing with the quarter ending June 30, 2011 the applicable margins for the Term Loan A facility and the revolving credit facility are subject to increase or decrease based upon our consolidated leverage ratio or upon our credit ratings from Standard & Poor's Rating Services and Moody's Investor Services Inc. at such time. There are no compensating balance requirements.

In October, 2010, we amended our accounts receivable securitization program ("Securitization") with a group of conduit lenders and liquidity banks. We increased the size of the Securitization to $240 million (the "Commitments"), from $200 million, and extended the maturity date to October 25, 2013. Substantially all of the patient-related accounts receivable of our acute care hospitals ("Receivables") serve as collateral for the outstanding borrowings. The interest rate on the borrowings is based on the commercial paper rate plus a spread of .475% and there is a facility fee of .375% required on 102% on the Commitments. We have accounted for this Securitization as borrowings. We maintain effective control over the Receivables since, pursuant to the terms of the Securitization; the Receivables are sold from certain of our subsidiaries to special purpose entities that are wholly-owned by us. The Receivables, however, are owned by the special purpose entities, can be used only to satisfy the debts of the wholly-owned special purpose entities, and thus are not available to us except through our ownership interest in the special purpose entities. The wholly-owned special purpose entities use the Receivables to collateralize the loans obtained from the group of third-party conduit lenders and liquidity banks. The group of third-party conduit lenders and liquidity banks do not have recourse to us beyond the assets of the wholly-owned special purpose entities that securitize the loans. We had $204 million of outstanding borrowings pursuant to the terms of our accounts receivable securitization program.

As of December 31, 2010, we had $3 million of outstanding borrowings under a short-term, on-demand credit facility. Outstanding borrowings pursuant to this facility are classified as long-term debt on our Consolidated Balance Sheet since they can be refinanced through available borrowings under the terms of our Credit Agreement.

As of December 31, 2010, we had an aggregate of $577 million of available borrowing capacity pursuant to the terms of our Credit Agreement and Securitization, net of $71 million of outstanding letters of credit and $3 million of outstanding borrowings pursuant to the short-term, on-demand note.

On November 15, 2010, in connection with our acquisition of PSI, we assumed $1.08 billion of PSI's outstanding debt. As of December 15, 2010, $1.05 billion of PSI's outstanding borrowings, in addition to $29 million of call premiums and original issue discounts related to PSI's senior subordinated notes, was repaid utilizing funds borrowed under our Credit Agreement. In connection with PSI's 7.75% senior subordinated notes due in 2015 ("PSI Notes"), we provided notice of redemption of all the PSI Notes and irrevocably deposited $632 million (the redemption price plus interest through December 15, 2010) with the trustee on November 15, 2010 thereby satisfying and discharging our obligations under the PSI Notes.

On September 29, 2010, we issued $250 million of 7.00% senior unsecured notes (the "Unsecured Notes") which are scheduled to mature on October 1, 2018. The funds generated from this debt issuance were held in escrow until the November 15, 2010 completion date of the PSI acquisition. Interest on the Unsecured Notes is payable semiannually in arrears on April 1st and October 1st of each year. The Unsecured Notes can be redeemed in whole at anytime subject to a make-whole call at treasury rate plus 50 basis points prior to October 1, 2014. They are also redeemable in whole or in part at a price of: (i) 103.5% on or after October 1, 2014; (ii) 101.75% on or after October 1, 2015, and; (iii) 100% on or after October 1, 2016.

On June 30, 2006, we issued $250 million of senior notes which have a 7.125% coupon rate and mature on June 30, 2016 (the "7.125% Notes"). Interest on the 7.125% Notes is payable semiannually in arrears on June 30th and December 30th of each year. In June, 2008, we issued an additional $150 million of 7.125% Notes which formed a single series with the original 7.125% Notes issued in June, 2006. Other than their date of issuance and initial price to the public, the terms of the 7.125% Notes issued in June, 2008 are identical to and trade interchangeably with, the 7.125% Notes which were originally issued in June, 2006.

During 2001, we issued $200 million of senior notes which have a 6.75% coupon rate and which mature on November 15, 2011 (the "6.75% Notes"). The interest on the 6.75% Notes is paid semiannually in arrears on May 15th and November 15th of each year. The 6.75% Notes can be redeemed in whole at any time and in part from time to time. Since we expect to have the borrowing capacity, and intend to refinance the 6.75% Notes upon their maturity in November, 2011 utilizing borrowings under our Credit Agreement, they are classified as long-term debt on our Consolidated Balance Sheet as of December 31, 2010.

In connection with the entering into of the Credit Agreement on November 15, 2010, and in accordance with the Indenture dated January 20, 2000 governing the rights of our existing notes, we entered into a supplemental indenture pursuant to which our 7.125% Notes (due in 2015) and our 6.75% Notes (due in 2011) will be equally and ratably secured with the lenders under the Credit Agreement with respect to the collateral for so long as the lenders under the Credit Agreement are so secured.

The average amounts outstanding during 2010, 2009, and 2008 are under the Credit Agreement, Prior Credit Agreement, demand notes and accounts receivable securitization program were $610 million, $287 million and $431 million, respectively, with corresponding interest rates of 3.4%, 1.7%, and 3.9% including commitment and facility fees. The maximum amounts outstanding at any month-end were $3.11 billion in 2010, $356 million in 2009, and $566 million in 2008. The effective interest rate on our Credit Agreement, accounts receivable securitization program and demand notes, which includes the respective interest expense, commitment and facility fees, designated interest rate swaps expense and amortization of deferred financing costs and original issue discounts, was 5.0% in 2010, 3.9% in 2009, and 4.5% in 2008.

Our Credit Agreement includes a material adverse change clause that must be represented at each draw. The Credit Agreement includes covenants that include (1) a limitation on sales of assets, mergers, change of ownership, liens and indebtedness, transactions with affiliates and dividends; and (2) requires compliance financial covenants including maximum leverage and minimum interest coverage ratios. We are in compliance with all required covenants as of December 31, 2010.

The fair value of our long-term debt at December 31, 2010 and 2009 was $3.96 billion and $1.02 billion respectively.

Aggregate maturities follow:

| | (000s) |
|---|---|
| 2011 | $ 3,449 |
| 2012 | 2,678 |
| 2013 | 206,693 |
| 2014 | 4,942 |
| 2015 | 1,436,483 |
| Later | 2,261,306 |
| Total | $3,915,551 |

## 5) COMMON STOCK

In November, 2009, we declared a two-for-one stock split in the form of a 100% stock dividend which was paid on December 15, 2009 to shareholders of record as of December 1, 2009. All classes of common stock participated on a pro rata basis and, as required, references to share quantities, share prices and earnings per share for all periods presented or discussed have been adjusted to reflect the two-for-one stock split.

***Dividends***

Cash dividends of $.20 per share ($19 million in the aggregate) was declared and paid during 2010, $.17 per share ($17 million in the aggregate) were declared and paid during 2009 and $.16 per share ($16 million in the aggregate) were declared and paid during 2008.

***Stock Repurchase Programs***

During 1999, 2004, 2005, 2006 and 2007, our Board of Directors approved stock repurchase programs authorizing us to purchase up to an aggregate of 43 million shares of our outstanding Class B Common Stock on the open market at prevailing market prices or in negotiated transactions off the market. There is no expiration date for our stock repurchase programs. The following schedule provides information related to our stock repurchase programs for each of the three years ended December 31, 2010:

| | Additional Shares Authorized For Repurchase | Total number of shares purchased(a) | Average price paid per share for forfeited restricted shares | Total number of shares purchased as part of publicly announced programs | Average price paid per share for shares purchased as part of publicly announced program | Aggregate purchase price paid (in thousands) | Maximum number of shares that may yet be purchased under the program |
|---|---|---|---|---|---|---|---|
| Balance as of January 1, 2008 | | | | | | | 11,250,184 |
| 2008 | — | 6,587,136 | $0.01 | 6,536,636 | $22.86 | $149,404 | 4,713,548 |
| 2009 | — | 2,574,209 | $0.01 | 2,561,209 | $24.71 | $ 63,288 | 2,152,339 |
| 2010 | — | 301,933 | $0.01 | 293,933 | $39.22 | $ 11,528 | 1,858,406 |
| Total for three year period ended December 31, 2010 | — | 9,463,278 | $0.01 | 9,391,778 | $23.87 | $224,220 | |

(a) Includes 8,000 during 2010, 13,000 during 2009 and 50,500 during 2008 of restricted shares that were forfeited by former employees pursuant to the terms of our restricted stock purchase plan.

***Stock-based Compensation Plans***

At December 31, 2010, we have a number of stock-based employee compensation plans. Pursuant to the FASB's guidance, we expense the grant-date fair value of stock options and other equity-based compensation pursuant to the straight-line method over the stated vesting period of the award using the Black-Scholes option-pricing model.

The expense associated with share-based compensation arrangements is a non-cash charge. In the Consolidated Statements of Cash Flows, share-based compensation expense is an adjustment to reconcile net income to cash provided by operating activities. The applicable FASB guidance requires that cash flows resulting from tax deductions in excess of compensation cost recognized be classified as financing cash flows. During 2010, 2009 and 2008, there were no net excess tax benefits generated.

Compensation costs related to outstanding stock options were recognized as follows: (i) a pre-tax charge of $13.3 million ($8.3 million after-tax) or $.08 per diluted share during 2010; (ii) $9.9 million ($6.2 million after-tax) or $.06 per diluted share during 2009, and; (iii) a pre-tax charge of $10.4 million ($6.4 million after-tax) or $.06 per diluted share during 2008. In addition, during the years ended 2010, 2009 and 2008, compensation costs of $3.1 million ($2.0 million after-tax), $2.8 million ($1.8 million after-tax) and $3.4 million ($2.1 million after-tax), respectively, were recognized related to restricted stock.

We adopted the 2005 Stock Incentive Plan, as amended in 2008, (the "Stock Incentive Plan") which replaced our Amended and Restated 1992 Stock Option Plan which expired in July of 2005. An aggregate of fourteen million shares of Class B Common Stock has been reserved under the Stock Incentive Plan. There were 94,000, 2,499,750 and 2,665,500 stock options, net of cancellations, granted during 2010, 2009 and 2008, respectively. The per option weighted-average grant-date fair value of options granted during 2010, 2009, and 2008 was $7.84, $7.93 and $3.08, respectively. Stock options to purchase Class B Common Stock have been granted to our officers, key employees and directors under our above referenced stock option plans. All stock options were granted with an exercise price equal to the fair market value on the date of the grant. Options are exercisable ratably over a four-year period beginning one year after the date of the grant. All outstanding options expire five years after the date of the grant.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions derived from averaging the number of options granted during the most recent five-year period that were granted or have vestings after January 1, 2006. The 2008 weighted-average assumptions were based upon twenty-two option grants, the 2009 weighted-average assumptions were based upon nineteen option grants and the 2010 weighted-average assumptions were based upon seventeen option grants.

| Year Ended December 31, | 2010 | 2009 | 2008 |
|---|---|---|---|
| Volatility | **27%** | 28% | 28% |
| Interest rate | **3%** | 3% | 3% |
| Expected life (years) | **3.6** | 3.6 | 3.6 |
| Forfeiture rate | **10%** | 10% | 10% |
| Dividend yield | **0.7%** | 0.7% | 0.7% |

The risk-free rate is based on the U.S. Treasury zero coupon four year yield in effect at the time of grant. The expected life of the stock options granted was estimated using the historical behavior of employees. Expected volatility was based on historical volatility for a period equal to the stock option's expected life. Expected dividend yield is based on our actual dividend yield at the time of grant.

The table below summarizes our stock option activity during each of the last three years:

| Outstanding Options | Number of Shares | Average Option Price | Range (High-Low) |
|---|---|---|---|
| Balance, January 1, 2008 | 6,360,950 | $25.94 | $29.89 -$19.25 |
| Granted | 2,890,000 | $16.50 | $31.70 -$16.22 |
| Exercised | (760,674) | $24.76 | $29.89 -$19.25 |
| Cancelled | (373,950) | $26.22 | $29.26 -$22.57 |
| Balance, January 1, 2009 | 8,116,326 | $22.68 | $31.70 -$16.22 |
| Granted | 2,635,000 | $31.18 | $31.18 -$31.18 |
| Exercised | (1,582,376) | $23.71 | $29.89 -$16.22 |
| Cancelled | (366,500) | $22.84 | $29.89 -$16.22 |
| Balance, January 1, 2010 | 8,802,450 | $25.03 | $31.70 -$16.22 |
| Granted | 94,000 | $30.40 | $32.28 -$30.32 |
| Exercised | (2,000,250) | $24.87 | $31.70 -$16.22 |
| Cancelled | (301,250) | $24.91 | $31.18 -$16.22 |
| Balance, December 31, 2010 | 6,594,950 | $25.16 | $32.28 -$16.22 |
| Outstanding options vested and exercisable as of December 31, 2010 | 2,795,700 | $25.11 | $31.18 -$16.22 |

The following table provides information about unvested options for the year December 31, 2010:

| | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Unvested options as of January 1, 2010 | 6,345,500 | $5.75 |
| Granted | 94,000 | $7.84 |
| Vested | (2,344,500) | $5.74 |
| Cancelled | (295,750) | $5.69 |
| Unvested options as of December 31, 2010 | 3,799,250 | $5.80 |

The following table provides information about all outstanding options, and exercisable options, at December 31, 2010:

| | Options Outstanding | Options Exercisable |
|---|---|---|
| Number | 6,594,950 | 2,795,700 |
| Weighted average exercise price | $ 25.16 | $ 25.11 |
| Aggregate intrinsic value as of December 31, 2010 | $120,440,108 | $51,193,866 |
| Weighted average remaining contractual life | 2.8 | 2.1 |

The total in-the-money value of all stock options exercised during the year ended December 31, 2010 was $26.8 million.

The weighted average remaining contractual life for options outstanding and weighted average exercise price per share for exercisable options at December 31, 2010 were as follows:

| | Options Outstanding | | | Exercisable Options | | Expected to Vest Options(a) | |
|---|---|---|---|---|---|---|---|
| Exercise Price | Shares | Weighted Average Exercise Price Per Share | Weighted Average Remaining Contractual Life (in Years) | Shares | Weighted Average Exercise Price Per Share | Shares | Weighted Average Exercise Price Per Share |
| $16.22 – $24.45 | 3,277,450 | $19.63 | 2.5 | 1,484,700 | $20.81 | 1,607,021 | $18.66 |
| $25.32 – $29.26 | 826,000 | 29.02 | 0.8 | 780,750 | 29.17 | 40,562 | 26.46 |
| $29.60 – $32.28 | 2,491,500 | 31.14 | 3.9 | 530,250 | 31.17 | 1,758,065 | 31.14 |
| Total | 6,594,950 | $25.16 | 2.8 | 2,795,700 | $25.11 | 3,405,648 | $25.19 |

(a) Assumes a weighted average forfeiture rate of 10.36%.

In addition to the Stock Incentive Plan, we have the following stock incentive and purchase plans: (i) the 2010 Employees' Restricted Stock Purchase Plan ("2010 Plan"), which replaced the Second Amended and Restated 2001 Employees' Restricted Stock Purchase Plan ("2001 Plan"), which allows eligible participants to purchase shares of Class B Common Stock at par value, subject to certain restrictions, and; (ii) a 2005 Employee Stock Purchase Plan which allows eligible employees to purchase shares of Class B Common Stock at a ten percent discount. There were 94,955, 138,870 and 117,914 shares issued pursuant to the Employee Stock Purchase Plan during 2010, 2009 and 2008, respectively. Compensation expense recorded in connection with this plan was $339,000, $316,000 and $328,000 during 2010, 2009 and 2008, respectively.

We have reserved 6.0 million shares of Class B Common Stock for issuance under these various plans (excluding terminated plans) and have issued approximately 600,000 shares, net of cancellations, pursuant to the terms of these plans (excluding terminated plans) as of December 31, 2010.

The 2001 Plan, as described above, expired in March, 2010. Under this plan, we had 2.4 million shares of Class B Common Stock reserved for issuance and have issued approximately 1.2 million shares, net of cancellations, pursuant to the terms of this plan as of December 31, 2010, of which 313,770 became fully vested during 2010, 31,638 became fully vested during 2009 and 296,400 became fully vested during 2008.

During the first quarter of 2010, pursuant to the 2001 Plan and prior to its expiration, the Compensation Committee of the Board of Directors (the "Committee") approved the issuance of 49,472 restricted shares of our Class B Common Stock at $30.32 per share ($1.5 million in the aggregate) to our Chief Executive Officer ("CEO") and Chairman of the Board. These shares, which were issued pursuant to a provision in our CEO's employment agreement, are scheduled to vest ratably on the first, second, third and fourth anniversary dates of the grant, assuming our CEO remains employed by us. In the event that our CEO's employment is terminated by reason of disability, death, without proper cause or due to breach of the CEO's employment agreement by us, the vesting of these awards will occur immediately. In connection with this grant, we recorded compensation expense of $355,000 during 2010 and the remaining expense associated with this award (estimated at $1.1 million as of December 31, 2010) will be recorded over the remaining vesting periods of the award.

During the first quarter of 2009, pursuant to the 2001 Plan, the Committee approved the issuance of 109,850 restricted shares of our Class B Common Stock at $20.26 per share ($2.2 million in the aggregate) to our CEO. These shares are scheduled to vest ratably on the first, second, third and fourth anniversary dates of the grant and are subject to the same conditions and terms as mentioned above in connection with the grant of restricted shares during the first quarter of 2010. 27,463 of these shares became fully vested in 2010. In connection with this grant, we recorded compensation expense of $556,000 during 2010 and $482,000 during 2009 and the remaining expense associated with this award (estimated at $1.2 million as of December 31, 2010) will be recorded over the remaining vesting periods of the award.

During the first quarter of 2008, pursuant to the 2001 Plan, the Committee approved the issuance of 62,190 restricted shares of our Class B Common Stock at $24.12 per share ($1.5 million in the aggregate) to our CEO. These shares are scheduled to vest ratably on the first, second, third and fourth anniversary dates of the grant and are subject to the same conditions and terms as mentioned above in connection with the grant of restricted shares during the first quarter of 2010. 15,548 of these shares became fully vested in each of 2010 and 2009. In connection with this grant, we recorded compensation expense of $375,000 during each of 2010 and 2009 and $360,000 during 2008 and the remaining expense associated with this award (estimated at $390,000 as of December 31, 2010) will be recorded over the remaining vesting periods of the award.

During the fourth quarter of 2007, pursuant to the 2001 Plan, the Committee approved the issuance of 61,362 restricted shares of our Class B Common Stock at $24.45 per share ($1.5 million in the aggregate) to our CEO. These shares are scheduled to vest ratably on the first, second, third and fourth anniversary dates of the grant and are subject to the same conditions and terms as mentioned above in connection with the grant of restricted shares during the first quarter of 2010. 15,341 of these shares became fully vested in 2010 and 15,340 of these shares became fully vested in each of 2009 and 2008. In connection with this grant, we recorded compensation expense of $375,000 during each of 2010, 2009 and 2008. The remaining expense associated with this award (estimated at $333,000 as of December 31, 2010) will be recorded over the remaining vesting periods of the award.

Additionally, during 2007, pursuant to the 2001 Plan, the Committee approved the issuance of 22,250 restricted shares of our Class B Common stock at a weighted average of $29.62 per share ($659,000 in the aggregate) to various employees. These shares have various vesting schedules. We recorded compensation expense of $135,000 during each of 2010, 2009 and 2008, in connection with these grants and the remaining expense associated with these awards (estimated at $162,000 as of December 31, 2010) will be recorded over the remaining vesting periods of the awards, assuming the recipients remain employed by us.

During the fourth quarter of 2006, pursuant to the 2001 Plan, the Committee approved the issuance of 247,000 restricted shares (net of cancellations) of our Class B Common Stock at $25.71 per share ($6.4 million in the aggregate) to various officers and employees. These shares became fully vested in November, 2010. In connection with this grant, we recorded compensation expense of $1.3 million, $1.5 million and $1.4 million during 2010, 2009 and 2008, respectively.

At December 31, 2010, 23,588,743 shares of Class B Common Stock were reserved for issuance upon conversion of shares of Class A, C and D Common Stock outstanding, for issuance upon exercise of options to purchase Class B Common Stock and for issuance of stock under other incentive plans. Class A, C and D Common Stock are convertible on a share for share basis into Class B Common Stock.

In connection with the long-term incentive plans described above, we recorded compensation expense of $3.5 million in 2010, $3.2 million in 2009 and $3.7 million in 2008. Including the stock option related compensation expense recorded pursuant to 123R, of $13.3 million in 2010, $9.9 million in 2009 and $10.4 million in 2008, we recorded a total stock compensation expense of $16.8 million in 2010, $13.1 million in 2009 and $14.1 million in 2008.

## 6) INCOME TAXES

Components of income tax expense/(benefit) from continuing operations are as follows (amounts in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| Current | | | |
| Federal | $129,394 | $147,653 | $126,222 |
| Foreign | 2,555 | — | — |
| State | 17,975 | 21,413 | 22,230 |
| | $149,924 | $169,066 | $148,452 |
| Deferred | | | |
| Federal and foreign | 2,102 | 1,669 | (22,814) |
| State | 276 | (260) | (2,260) |
| | 2,378 | 1,409 | (25,074) |
| Total | $152,302 | $170,475 | $123,378 |

Deferred taxes are required to be classified based on the financial statement classification of the related assets and liabilities which give rise to temporary differences. Deferred taxes result from temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The components of deferred taxes are as follows (amounts in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Deferred income tax assets: | | |
| Self-insurance reserves | $ 121,249 | $ 110,829 |
| Compensation accruals | 53,855 | 22,910 |
| State net operating loss carryforwards and other state deferred tax assets | 46,338 | 27,357 |
| Other currently non-deductible accrued liabilities | 19,016 | 18,378 |
| Net pension liability—OCI only | 9,268 | 9,549 |
| Doubtful accounts and other reserves | 31,046 | 4,142 |
| Other combined items—OCI only | 3,196 | 3,599 |
| | $ 283,968 | $ 196,764 |
| Less: Valuation Allowance | $ (32,352) | $ (23,084) |
| Net deferred income tax assets: | $ 251,616 | $ 173,680 |
| Deferred income tax liabilities: | | |
| Depreciable and amortizable assets | $(299,566) | $(178,146) |
| Other deferred tax liabilities | (4,570) | (4,289) |
| Net deferred income tax assets ( liabilities) | $ (52,520) | $ (8,755) |

Increases in deferred tax assets relating to self-insurance reserves, compensation related accruals, allowance for uncollectible patient accounts, and net operating losses and capital loss carryforwards as well as increases in deferred tax liabilities relating to depreciable and separately identifiable intangible assets primarily reflect the impact of deferred taxes recorded in conjunction with the acquisition of Psychiatric Solutions, Inc.

The effective tax rates, as calculated by dividing the provision for income taxes by income from continuing operations before income taxes, were as follows for each of the years ended December 31, 2010, 2009 and 2008 (dollar amounts in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Provision for income taxes | $152,302 | $170,475 | $123,378 |
| Income from continuing operations before income taxes | 428,097 | 474,722 | 357,012 |
| Effective tax rate | 35.6% | 35.9% | 34.6% |

The effective tax rates, as calculated by dividing the provision for income taxes by the difference in income from continuing operations before income taxes, minus income from continuing operations attributable to noncontrolling interests, were as follows for each of the years ended December 31, 2010, 2009 and 2008 (dollar amounts in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Provision for income taxes | $152,302 | $170,475 | $123,378 |
| Income from continuing operations before income taxes | 428,097 | 474,722 | 357,012 |
| Less: Net income attributable to noncontrolling interests | (45,612) | (43,874) | (40,693) |
| Income from continuing operations before income taxes and after net income attributable to noncontrolling interests | 382,485 | 430,848 | 316,319 |
| Effective tax rate | 39.8% | 39.6% | 39.0% |

Impacting the effective tax rates during 2010 were the following items: (i) $5 million unfavorable discrete tax item recorded to adjust the non-deductible portion of certain transaction costs incurred during 2010 in connection with our acquisition of PSI; (ii) a $4 million unfavorable discrete tax item recorded to adjust for the non-deductible, $9 million charge incurred from split-dollar life insurance agreements entered into during 2010 on the lives of our chief executive officer and his wife, partially offset by; (iii) a $4 million favorable discrete tax item recorded during 2010 to adjust the estimated non-deductible portion of the previously disclosed South Texas Health System settlement with the government based upon the final agreement. Impacting the effective tax rates during 2009 was a $4 million unfavorable discrete tax item related to the estimated non-deductible portion of the South Texas Health System settlement.

A reconciliation between the federal statutory rate and the effective tax rate on continuing operations is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Federal statutory rate | 35.0% | 35.0% | 35.0% |
| State taxes, net of federal income tax benefit | 3.1 | 3.2 | 4.1 |
| Nondeductible transaction costs | 1.3 | — | — |
| Other items | 0.4 | 1.4 | (0.1) |
| Impact of noncontrolling interest | (4.2) | (3.7) | (4.4) |
| Effective tax rate | 35.6 | 35.9 | 34.6 |
| Impact of noncontrolling interest | 4.2 | 3.7 | 4.4 |
| Effective tax rate, including noncontrolling interest | 39.8% | 39.6% | 39.0% |

Included in "Other current assets" on our Consolidated Balance Sheet are prepaid federal and state income taxes amounting to $51.2 million and $555,000 as of December 31, 2010 and 2009, respectively.

The net deferred tax assets and liabilities are comprised as follows (amounts in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Current deferred taxes | | |
| Assets | $ 123,362 | $ 53,584 |
| Liabilities | (2,528) | (2,248) |
| Total deferred taxes-current | $ 120,834 | $ 51,336 |
| Noncurrent deferred taxes | | |
| Assets | $ 128,254 | $ 120,096 |
| Liabilities | (301,608) | (180,187) |
| Total deferred taxes-noncurrent | (173,354) | (60,091) |
| Total deferred tax assets (liabilities) | $ (52,520) | $ (8,755) |

The assets and liabilities classified as current relate primarily to the allowance for uncollectible patient accounts, compensation-related accruals and the current portion of the temporary differences related to self-insurance reserves. At December 31, 2010, state net operating loss carryforwards (expiring in years 2011 through 2030), and credit carryforwards available to offset future taxable income approximated $662 million, representing approximately $33.3 million in deferred state tax benefit (net of the federal benefit). At December 31, 2010 related to the acquisition of Psychiatric Solutions, Inc., there were federal net operating losses of $3.3 million expiring in 2022 representing approximately $1.1 million in deferred federal tax benefits, federal and state capital loss carryforwards of $9.0 million expiring in 2014 representing approximately $3.4 million in deferred federal and state tax benefit, and foreign net operating loss carryforwards of approximately $10.6 million expiring through 2017 representing approximately $4.5 million in deferred foreign tax benefit.

A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Based on available evidence, it is more likely than not that certain of our state tax benefits will not be realized, therefore, valuation allowances of $27.8 million and $23.1 million have been reflected as of

December 31, 2010 and 2009, respectively. During 2010, the valuation allowance on these state tax benefits increased by $3.1 million due to additional net operating losses incurred and an increase of $1.6 million due to Psychiatric Solutions, Inc. In addition, there was a $4.5 million increase in the valuation allowance related to foreign net operating losses due to Psychiatric Solutions, Inc.

We adopted the provisions of Accounting for Uncertainty in Income Taxes effective January 1, 2007. During 2010 and 2009, the estimated liabilities for uncertain tax positions (including accrued interest and penalties) were increased in the amount of approximately $3.2 million and $2.0 million, respectively, due to tax positions taken in the current and prior years. The increase in 2010 is primarily attributable to tax positions taken by Psychiatric Solutions, Inc. on pre-acquisition tax return years. Also during 2010, the estimated liabilities for uncertain tax positions (including accrued interest and penalties) were reduced due to the lapse of the statute of limitations resulting in a net income tax benefit of approximately $1 million. The balance at December 31, 2010 and 2009, if subsequently recognized, that would favorably affect the effective tax rate and the provision for income taxes is approximately $5 million and $4 million, respectively.

We recognize accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of December 31, 2010 and 2009, we have approximately $1 million of accrued interest and penalties. The U.S. federal statute of limitations remains open for the 2007 and subsequent years. Foreign and U.S. state and local jurisdictions have statutes of limitations generally ranging for 3 to 4 years. The statute of limitations on certain jurisdictions could expire within the next twelve months. It is reasonably possible that the amount of unrecognized tax benefits will change during the next 12 months however it is anticipated that any such change, if it were to occur, would not have a material impact on our results of operations.

The tabular reconciliation of unrecognized tax benefits for the years ended December 31, 2010, 2009 and 2008 is as follows (amounts in thousands).

| | As of December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Balance at January 1, | $5,754 | $3,759 | $ 2,450 |
| Gross amount of increase and decrease in unrecognized tax benefits as a result of tax positions taken in the prior years | 2,076 | 1,245 | 1,641 |
| Gross amount of increase and decrease in unrecognized tax benefits as a result of tax positions taken in the current year | 1,219 | 750 | 750 |
| Amount of decrease in unrecognized tax benefits as a result of settlement | (219) | — | — |
| Amount of decrease in unrecognized tax benefits as a lapse in statute | (907) | — | (1,082) |
| Balance at December 31, | $7,923 | $5,754 | $ 3,759 |

## 7) LEASE COMMITMENTS

Certain of our hospital facilities are held under operating leases with Universal Health Realty Income Trust with terms expiring in 2011 through 2014 (see Note 9). Certain of these leases also contain provisions allowing us to purchase the leased assets during the term or at the expiration of the lease at fair market value. We also lease the real property of certain facilities acquired by us in connection with the acquisition of PSI in November, 2010.

A summary of property under capital lease follows (amounts in thousands):

| | As of December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Land, buildings and equipment | $ 38,712 | $ 40,499 |
| Less: accumulated amortization | (35,627) | (40,096) |
| | $ 3,085 | $ 403 |

Future minimum rental payments under lease commitments with a term of more than one year as of December 31, 2010, are as follows (amounts in thousands):

| Year | Capital Leases | Operating Leases |
|---|---|---|
| | (000s) | |
| 2011 | $ 2,668 | $ 65,549 |
| 2012 | 2,464 | 39,038 |
| 2013 | 2,310 | 24,957 |
| 2014 | 1,316 | 16,284 |
| 2015 | 1,224 | 10,894 |
| Later Years | 7,338 | 39,036 |
| Total minimum rental | $17,320 | $195,758 |
| Less: Amount representing interest | (5,358) | |
| Present value of minimum rental commitments | 11,962 | |
| Less: Current portion of capital lease obligations | (1,874) | |
| Long-term portion of capital lease obligations | $10,088 | |

In the ordinary course of business, our facilities routinely lease equipment pursuant to month-to-month lease arrangements that will likely result in future lease & rental expense in excess of the amounts indicated above. Capital lease obligations of $7.1 million in 2010, $700,000 in 2009 and $3.4 million in 2008 were incurred when we assumed capital lease obligations upon the acquisition of facilities or entered into capital leases for new equipment.

## 8) COMMITMENTS AND CONTINGENCIES

### *Professional and General Liability Claims and Property Insurance*

*Professional and General Liability*

Effective January 1, 2008, most of our subsidiaries became self-insured for professional and general liability exposure up to $10 million per occurrence (as compared to $20 million per occurrence prior to 2008). Prior to our acquisition of PSI in November, 2010, our subsidiaries purchased several excess policies through commercial insurance carriers which provide for coverage in excess of $10 million up to $200 million per occurrence and in the aggregate. However, we are liable for 10% of the claims paid pursuant to the commercially insured coverage in excess of $10 million up to $60 million per occurrence and in the aggregate.

Prior to our acquisition in November, 2010, the PSI facilities were commercially insured for professional and general liability insurance claims in excess of a $3 million self-insured retention to a limit of $75 million. PSI utilized its captive insurance company to manage the self-insured retention and that captive insurance company remains in place after our acquisition of PSI.

Since our acquisition of PSI on November 15, 2010, the former PSI subsidiaries are self-insured for professional and general liability exposure up to $3 million per occurrence and our legacy subsidiaries (which are not former PSI subsidiaries) are self-insured for professional and general liability exposure up to $10 million per occurrence. Effective November, 2010, our subsidiaries (including the former PSI subsidiaries) were provided with several excess policies through commercial insurance carriers which provide for coverage in excess of the applicable per occurrence self-insured retention (either $3 million or $10 million) up to $200 million per occurrence and in the aggregate. We remain liable for 10% of the claims paid pursuant to the commercially insured coverage in excess of $10 million up to $60 million per occurrence and in the aggregate.

Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimate of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Given our significant self-insured exposure for professional and general liability claims, there can be no assurance that a sharp increase in the number and/or severity of claims asserted against us will not have a material adverse effect on our future results of operations.

Upon our acquisition of PSI, we conducted a thorough analysis of PSI's claims and related reserves and, with the assistance of an independent third-party actuary, we determined that the aggregate self-insured retention estimate for the pre-acquisition professional and general liability claims amounted to $51 million which is included in our total accrual as of December 31, 2010, as discussed below.

As of December 31, 2010, the total accrual for our professional and general liability claims, including the estimated claims related to the facilities acquired from PSI, was $289 million, of which $60 million is included in current liabilities. As of December 31, 2009, the total accrual for our professional and general liability claims was $266 million, of which $46 million is included in other current liabilities.

Based upon the results of reserve analyses, we recorded reductions to our professional and general liability self-insurance reserves (relating to prior years) amounting to $49 million during 2010 and $23 million during 2009. These favorable changes in our estimated future claims payments were due to: (i) an increased weighting given to company-specific metrics (to 75% from 50%), and decreased general industry metrics (to 25% from 50%), related to projected incidents per exposure, historical claims experience and loss development factors; (ii) historical data which measured the realized favorable impact of medical malpractice tort reform experienced in several states in which we operate, and; (iii) a decrease in claims related to certain higher risk specialties (such as obstetrical) due to a continuation of the company-wide patient safety initiative undertaken during the last several years. As the number of our facilities and our patient volumes have increased, thereby providing for a statistically significant data group, and taking into consideration our long-history of company-specific risk management programs and claims experience, our reserve analyses have included a greater emphasis on our historical professional and general liability experience which has developed favorably as compared to general industry trends. Actuarially determined estimates for our 2011 provision for self-insured professional and general liability claims were developed based upon similar metrics and weighting.

*Property Insurance*

*Acute care facilities and legacy behavioral health care facilities*

We have commercial property insurance policies covering catastrophic losses, including windstorm damage, up to a $1 billion policy limit per occurrence, subject to $250,000 deductible. Losses resulting from named windstorms are subject to deductibles between 3% and 5% of the declared total insurable value of the property. In addition, we have commercial property insurance policies covering catastrophic losses resulting from earthquake and flood damage, each subject to aggregated loss limits (as opposed to per occurrence losses.). Our earthquake limit is $250 million, subject to a deductible of $250,000, except for facilities located within documented fault zones. Earthquake losses that affect facilities located in fault zones within the United States are subject to a $100 million limit and will have applied deductibles ranging from 1% to 5% of the declared total insurable value of the property. The earthquake limit in Puerto Rico is $25 million. Flood losses have either a $250,000 or $500,000 deductible, based upon the location of the facility.

*Behavioral health care facilities acquired in November, 2010*

The newly acquired facilities formerly owned by PSI have all risk property coverage with a loss limit of $100 million with a $25,000 deductible. Earth movement losses, except California, are subject to an annual aggregate loss limit of $100 million with a $50,000 per occurrence deductible. Earthquake coverage in California is further sub-limited to an annual aggregate loss limit of $50 million with a deductible of 5% of the declared total insurable value of the property. Named windstorms are insured to $100 million per occurrence but are potentially subject to applied deductibles ranging from 1% to 5% of the declared total insurable value of the property. Flood losses are subject to an annual aggregate loss limit of $100 million with deductibles ranging from $50,000 to $100,000. Flood losses that occur in designated high hazard areas are sub-limited to $25 million with a $500,000 deductible.

Due to an increase in property losses experienced nationwide in recent years, the cost of commercial property insurance has increased. As a result, catastrophic coverage for earthquake and flood has been limited to annual aggregate losses (as opposed to per occurrence losses). Given these insurance market conditions, there can be no assurance that a continuation of these unfavorable trends, or a sharp increase in uninsured property losses sustained by us, will not have a material adverse effect on our future results of operations.

***Legal Proceedings***

*U.S. v. Marion and UHS:*

In late 2007, July, 2008 and January, 2009, the Office of Inspector General for the Department of Health and Human Services ("OIG") issued a series of subpoenas seeking documents related to the treatment of Medicaid beneficiaries at two of our facilities, Marion Youth Center and Mountain Youth Academy,. It was our understanding at that time that the OIG was investigating whether claims for reimbursement submitted by those facilities to the Virginia Medicaid program were supported by adequate documentation of the services provided which could be considered to be a basis for a false claims act violation. In August, 2008, the Office of the Attorney General for the Commonwealth of Virginia issued a subpoena to Keystone Newport News, another of our facilities. It was our understanding at that time that the Office of Attorney General was investigating whether Keystone Newport News complied with various Virginia laws and regulations, including documentation requirements.

In response to these subpoenas, we produced the requested documents on a rolling basis and we cooperated with the investigations in all respects. We also met with representatives of the OIG, the Virginia Attorney General, the United States Attorney for the Western District of Virginia, and the United States Department of Justice Civil Division on several occasions to discuss a possible resolution of this matter. However, the parties were not able to reach a resolution.

Consequently, in November, 2009, the United States Department of Justice and the Virginia Attorney General intervened in a qui tam case that had been filed by former employees of Marion Youth Center under seal in 2007 against Universal Health Services, Inc. ("UHS"), and Keystone Marion, LLC and Keystone Education and Youth Services, LLC ("Keystone"). The Department of Justice and the Commonwealth of Virginia filed and served their complaint which, at present, relates solely to the Marion Youth Center. The complaint originally alleged causes of action pursuant to the federal and state false claims acts, the Virginia fraud statute, and unjust enrichment. The former employees filed a separate amended complaint, alleging employment and retaliation claims as well as false claim act violations. In April, 2010, the defendants in the lawsuit filed motions to dismiss the claims filed by the government and the former employees. In July, 2010, the court ruled on the motions, granting them in part and denying them in part. The court has allowed the government to proceed with its claims under the federal and state false claims act and the Virginia fraud statute. In addition, the court has allowed the former employees to proceed with parts of their employment related and retaliation claims. We have established a reserve in connection with this matter which did not have a material impact on our financial statements. We will continue to defend ourselves vigorously against the government's and the former employees' allegations. There can be no assurance that we will prevail in the litigation or that the case will be limited to the Marion Youth Center.

*Devore, et. al. v. Keystone Education and Youth Services, LLC:*

Alicante School in California was acquired by a subsidiary of ours in October, 2005. Prior to our acquisition, two former employees of the facility filed a false claim act qui tam action and a gender discrimination/whistleblower claim in Sacramento County Superior Court. The plaintiffs allege that the Alicante School improperly billed subdivisions of the state of California based upon services provided at the school and that the plaintiffs were discriminated against based upon their gender and as a result of their objection to these practices. In June, 2008, we entered into an agreement with the former owners of the facility whereby they agreed to defend the case, indemnify us and hold us harmless for any damages that may result from this case. The former owners of the facility had been funding the legal defense of this case since that time. Recently, the court approved the agreed upon $9.5 million settlement of this matter which we paid to the plaintiffs in January, 2011. Since we have made a demand on the former owners of the facility for repayment, and intend to pursue collection of the $9.5 million pursuant to the June, 2008 indemnification agreement (although we can provide no assurance that we will collect the entire $9.5 million), the settlement amount and related receivable is reflected in other current assets and other accrued liabilities on our Consolidated Balance Sheet as of December 31, 2010.

*Martin v. UHS of Delaware:*

UHS of Delaware, Inc., a subsidiary, and one of our non-public schools in California operated by one of our subsidiaries have been named as defendants in a state False Claim Act case in Sacramento County Superior Court. Plaintiffs are a former student and employees of the Elmira School who claim that the UHS Schools in California unlawfully retained public education funding from the state of California for the operation of these schools but failed to meet state requirements to qualify as a non-public school. Plaintiffs have also claimed that we committed unfair business practices associated with these allegations. We deny liability and intend to defend this case vigorously. We are presently uncertain as to the legal viability of the claims and are unable to determine the extent of potential financial exposure, if any, at this time.

***Wage and Hour Class Actions:***

*Ethridge v. Universal Health Services et. al:*

In June, 2008, we and one of our acute care facilities, Lancaster Community Hospital, were named as defendants in a wage and hour lawsuit in Los Angeles County Superior Court. This is a purported class action lawsuit alleging that the hospital failed to provide sufficient meal and break periods to certain employees. In June, 2010 a settlement was reached with the attorneys for the class representative. The settlement was recently approved by the court. The reserve established for the settlement of this matter did not have a material impact on our 2010 consolidated financial position or results of operations.

*Other:*

We and/or our subsidiaries are presently involved in three other wage and hour class action cases in California and Tennessee. Two of those cases have been certified as a class by the California State Superior Court in Alameda County and the United States District Court for the Western District of Tennessee, respectively. At present, we are uncertain as to the extent of potential financial exposure but do not believe potential settlements or judgments in these cases will have a material impact on our consolidated financial position or results of operations.

***Department of Justice ICD Investigation:***

In September, 2010, we, along with many other companies in the healthcare industry, received a letter from the United States Department of Justice ("DOJ") advising of a False Claim Act investigation being conducted in connection with the implantation of implantable cardioverter defibrillators ("ICDs") from 2003 to the present at several of our acute care facilities. The DOJ alleges that ICDs were implanted and billed by our facilities in contravention of a National Claims Determination regarding these devices. At present, we are uncertain as to the extent of the claims, liability for such claims and potential financial exposure in connection with this matter.

***Other Matters***

The healthcare industry is subject to numerous laws and regulations which include, among other things, matters such as government healthcare participation requirements, various licensure, certifications, and accreditations, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Government action has increased with respect to investigations and/or allegations concerning possible violations of fraud and abuse and false claims statutes and/or regulations by healthcare providers. Providers that are found to have violated these laws and regulations may be excluded from participating in government healthcare programs, subjected to potential licensure, certification, and/or accreditation revocation, subjected to fines or penalties or required to repay amounts received from the government for previously billed patient services. We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigation or litigation may result in interpretations that are inconsistent with industry practices, including ours. Although we believe our policies, procedures and practices comply with governmental regulations, there is no assurance that we will not be faced with sanctions, fines or penalties in connection with such inquiries or actions, including with respect to the investigations and other matters discussed herein. Even if we were to ultimately prevail, such inquiries and/or actions could have a material adverse effect on us.

*Southwest Healthcare System:*

During the third quarter of 2009, Southwest Healthcare System ("SWHCS"), which operates Rancho Springs Medical Center and Inland Valley Regional Medical Center in Riverside County, California, entered into an agreement with the Center for Medicare and Medicaid Services ("CMS"). The agreement required SWHCS to engage an independent quality monitor to assist SWHCS in meeting all CMS' conditions of participation. Further, the agreement provided that, during the last 60 days of the agreement, CMS would conduct a full Medicare certification survey. That survey took place the week of January 11, 2010.

In April, 2010, SWHCS received notification from CMS that it intended to effectuate the termination of SWHCS's Medicare provider agreement effective June 1, 2010. In May, 2010, SWHCS entered into an agreement with CMS which abated the termination action scheduled for June 1, 2010. The agreement is one year in duration and required SWHCS to engage independent experts in various disciplines to analyze and develop implementation plans for SWHCS to meet the Medicare conditions of participation. At the conclusion of the agreement, CMS will conduct a full certification survey to determine if SWHCS has achieved substantial compliance with the Medicare conditions of participation. During the term of the agreement, SWHCS remains eligible to receive reimbursements from Medicare for services rendered to Medicare beneficiaries.

Also in April, 2010, SWHCS received notification from the California Department of Public Health ("CDPH") indicating that it planned to initiate a process to revoke SWHCS's hospital license. In May, 2010, SWHCS received the formal document related to the revocation action. In September, 2010, SWHCS entered into an agreement with CDPH relating to the license revocation. The terms of the CDPH agreement are substantially similar to those contained in the agreement with CMS. As a result of the agreement, SWHCS's hospital license remains in effect pending the outcome of the CMS full certification survey which will occur at the end of the agreement. Pursuant to the results of the CMS full certification survey, which we anticipate occurring in mid-year, 2011, should SWHCS be deemed to have achieved substantial compliance with the Medicare conditions of participation, CDPH shall deem SWHCS's license to be in good standing. Failure of SWHCS to achieve substantial compliance with the Medicare conditions of participation, pursuant to CMS's full certification survey, will likely have a material adverse impact on SWHCS's ability to continue to operate the facilities.

As a result of the matters discussed above, we were not previously permitted to open newly constructed capacity at Rancho Springs Medical Center and Inland Valley Medical Center. However, in February, 2011, we received permission from CDPH to begin accessing the new capacity. Unrelated to these developments, we expect a competitor to open a newly constructed acute care hospital during the first quarter of 2011. We are unable to predict the net impact of these developments on SWHCS's results of operations in 2011 and beyond.

Rancho Springs Medical Center and Inland Valley Medical Center remain fully committed to providing high-quality healthcare to their patients and the communities they serve. We therefore intend to work expeditiously and collaboratively with both CMS and CDPH in an effort to resolve these matters, although there can be no assurance we will be able to do so. Failure to resolve these matters could have a material adverse effect on us. For the years ended December 31, 2010 and 2009, after deducting an allocation for corporate overhead expense, SWHCS generated approximately 1.1% and 4.3%, respectively, of our income from operations after income attributable to noncontrolling interest.

***Matters Relating to PSI:***

The following matters pertain to PSI or former PSI facilities (owned by subsidiaries of Psychiatric Solutions, Inc.) for which we have assumed the defense as a result of our acquisition of PSI which was completed in November, 2010:

*Garden City Employees' Retirement System v. PSI:*

This is a purported shareholder class action lawsuit filed in the United States District Court for the Middle District of Tennessee against PSI and the former directors in 2009 alleging violations of federal securities laws. We are uncertain at this time as to potential liability and damages but intend to defend the case vigorously.

*Department of Justice Investigation of Sierra Vista:*

In 2009, Sierra Vista Hospital in Sacramento, California learned of an investigation by the U.S. Department of Justice ("DOJ") relating to Medicare services provided by the facility. The DOJ ultimately notified the facility that with respect to partial hospitalization and outpatient services, the DOJ believed that the medical record documentation did not adequately support the claims submitted for reimbursement by Medicare. We recently reached a tentative financial settlement with the DOJ. The reserve established in connection with this matter did not have a material impact on our consolidated financial position or results of operations. As part of that agreement, the facility will be subject to a corporate integrity agreement, the terms of which have not yet been finalized.

*Department of Justice Investigation of Friends Hospital:*

In October, 2010, Friends Hospital in Philadelphia, Pennsylvania, received a subpoena from the DOJ requesting certain documents from the facility. The requested documents have been collected and provided to the DOJ for review and examination. At present, we are uncertain as to the focus, scope or extent of the investigation, liability of the facility and/or potential financial exposure, if any, in connection with this matter.

*Department of Justice Investigation of Riveredge Hospital:*

In 2008, Riveredge Hospital in Chicago, Illinois received a subpoena from the DOJ requesting certain information from the facility. Additional requests for documents were also received from the DOJ in 2009 and 2010. The requested documents have been provided to the DOJ and we continue to cooperate with the DOJ with respect to this investigation. At present, we are uncertain as to the focus, scope or extent of the investigation, liability of the facility and/or potential financial exposure, if any, in connection with this matter.

*Virginia Department of Medical Assistance Services Recoupment Claims:*

The Virginia Department of Medical Assistance Services ("DMAS") has conducted audits at seven former PSI Residential Treatment Centers operated in the Commonwealth of Virginia to confirm compliance with provider rules under the state's Medicaid Provider Services Manual ("Manual"). As a result of those audits, DMAS claims the facilities failed to comply with the requirements of the Manual and has requested repayment of Medicaid payments to those facilities. PSI had previously filed appeals to repayment demands at each facility which are currently pending.

***General:***

Currently, and from time to time, some of our other facilities are subjected to inquiries and/or actions and receive notices of potential non-compliance of laws and regulations from various federal and state agencies. If one of our facilities is found to have violated these laws and regulations, the facility may be excluded from participating in government healthcare programs, subjected to potential licensure revocation, subjected to fines or penalties or required to repay amounts received from the government for previously billed patient services. We do not believe that, other than as described above, any such existing action would materially affect our consolidated financial position or results of operations.

In addition, various suits and claims arising against us in the ordinary course of business are pending. In the opinion of management, the outcome of such claims and litigation will not materially affect our consolidated financial position or results of operations.

In addition to our long-term debt obligations as discussed in Note 4-*Long-Term Debt* and our operating lease obligations as discussed in Note 7-*Lease Commitments*, we have various other contractual commitments outstanding as of December 31, 2010 as follows: (i) other combined estimated future purchase obligations of $178 million related to a long-term contract with third-parties consisting primarily of certain revenue cycle data processing services for our acute care facilities ($82 million), expected costs to be paid to a third-party vendor in connection with the purchase and implementation of an electronic health records application for each of our acute care facilities ($81 million) and estimated minimum liabilities for physician commitments expected to be paid in the future ($15 million), and; (ii) combined estimated future payments of $255 million related to our non-contributory, defined benefit pension plan ($220 million consisting of estimated payments through 2087), other retirement plan liabilities ($14 million) and deferred severance payments related to our acquisition of PSI in November, 2010 ($21 million).

As of December 31, 2010 we were party to certain off balance sheet arrangements consisting of standby letters of credit and surety bonds. Our outstanding letters of credit and surety bonds as of December 31, 2010 totaled $76 million consisting of: (i) $63 million related to our self-insurance programs; (ii) $3 million related primarily to pending appeals of legal judgments (including judgments related to professional and general liability claims), and; (iii) $10 million of other debt guarantees related to public utilities and entities in which we own a minority interest.

## 9) RELATIONSHIP WITH UNIVERSAL HEALTH REALTY INCOME TRUST AND RELATED PARTY TRANSACTIONS

***Relationship with Universal Health Realty Income Trust:***

At December 31, 2010, we held approximately 6.2% of the outstanding shares of Universal Health Realty Income Trust (the "Trust"). We serve as Advisor to the Trust under an annually renewable advisory agreement pursuant to the terms of which we conduct the Trust's day-to-day affairs, provide administrative services and present investment opportunities. In addition, certain of our officers and directors are also officers and/or directors of the Trust. Management believes that it has the ability to exercise significant influence over the Trust, therefore we account for our investment in the Trust using the equity method of accounting. We earned an advisory fee from the Trust, which is included in net revenues in the accompanying consolidated statements of income, of approximately $1.8 million during 2010 and $1.6 million during each of 2009 and 2008. Our pre-tax share of income from the Trust was $1.0 million during 2010, $1.1 million during 2009 and $900,000 during 2008 and is included in net revenues in the accompanying consolidated statements of income for each year. The carrying value of this investment was $7.3 million and $8.1 million at December 31, 2010 and 2009, respectively, and is included in other assets in the accompanying consolidated balance sheets. The market value of this investment was $28.8 million at December 31, 2010 and $25.2 million at December 31, 2009, based on the closing price of the Trust's stock on the respective dates.

Total rent expense under the operating leases on the hospital facilities with the Trust was $16.2 million during 2010, $16.3 million during 2009 and $16.1 million during 2008. In addition, certain of our subsidiaries are tenants in several medical office buildings owned by limited liability companies in which the Trust holds non-controlling ownership interests.

The Trust commenced operations in 1986 by purchasing certain properties from us and immediately leasing the properties back to our respective subsidiaries. Most of the leases were entered into at the time the Trust commenced operations and provided for initial terms of 13 to 15 years with up to six additional 5-year renewal terms. Each lease also provided for additional or bonus rental, as discussed below. The base rents are paid monthly and the bonus rents are computed and paid on a quarterly basis, based upon a computation that compares current quarter revenue to a corresponding quarter in the base year. The leases with our subsidiaries are unconditionally guaranteed by us and are cross-defaulted with one another.

Pursuant to the terms of the leases with the Trust, we have the option to renew the leases at the lease terms described above by providing notice to the Trust at least 90 days prior to the termination of the then current term. In addition, we have rights of first refusal to: (i) purchase the respective leased facilities during and for 180 days after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for 180 days after, the lease term at the same terms and conditions pursuant to any third-party offer. We also have the right to purchase the respective leased facilities at the end of the lease terms or any renewal terms at the appraised fair market value. In addition, during 2006, as part of the overall exchange and substitution transaction relating to Chalmette Medical Center ("Chalmette") which was completed during the third quarter of 2006, as well as the early five year lease renewals on Southwest Healthcare System-Inland Valley Campus ("Inland Valley"), Wellington Regional Medical Center ("Wellington"), McAllen Medical Center and The Bridgeway ("Bridgeway"), the Trust agreed to amend the Master Lease to include a change of control provision. The change of control provision grants us the right, upon one month's notice should a change of control of the Trust occur, to purchase any or all of the four leased hospital properties at their appraised fair market value purchase price.

The table below details the renewal options and terms for each of our four hospital facilities leased from the Trust:

| Hospital Name | Type of Facility | Annual Minimum Rent | End of Lease Term | Renewal Term (years) |
|---|---|---|---|---|
| McAllen Medical Center | Acute Care | $5,485,000 | December, 2011 | 20(a) |
| Wellington Regional Medical Center | Acute Care | $3,030,000 | December, 2011 | 20(b) |
| Southwest Healthcare System, Inland Valley Campus | Acute Care | $2,648,000 | December, 2011 | 20(b) |
| The Bridgeway | Behavioral Health | $ 930,000 | December, 2014 | 10(c) |

(a) We have four 5-year renewal options at existing lease rates (through 2031).
(b) We have two 5-year renewal options at existing lease rates (through 2021) and two 5-year renewal options at fair market value lease rates (2022 through 2031).
(c) We have two 5-year renewal options at fair market value lease rates (2015 through 2024).

***Split-dollar Life Insurance Agreements:***

In December, 2010, our Board of Directors approved the Company's entering into supplemental life insurance plans and agreements on the lives of our chief executive officer and his wife. As a result of these agreements, based on actuarial tables and other assumptions, during the life expectancies of the insureds, we would pay approximately $25 million in premiums and certain trusts, owned by our chief executive officer, would pay approximately $8 million in premiums. Based on the projected premiums mentioned above, and assuming the policies remain in effect until the death of the insureds, we will be entitled to receive death benefit proceeds of no less than $33 million representing the $25 million of aggregate premiums paid by us as well as the $8 million of aggregate premiums paid by the trusts. During the fourth quarter of 2010, we paid approximately $6 million in premium payments. We recorded a pre-tax and after-tax expense of $9 million during the fourth quarter of 2010 representing the present value of our projected premium funding commitment over the terms of the policies.

***Other Related Party Transactions:***

A member of our Board of Directors and member of the Executive Committee is Of Counsel to the law firm used by us as our principal outside counsel. This Board member is also the trustee of certain trusts for the benefit of our CEO and his family. This law firm also provides personal legal services to our CEO.

**10) PENSION PLAN**

We maintain contributory and non-contributory retirement plans for eligible employees. Our contributions to the contributory plan amounted to $20.8 million, $20.4 million and $19.8 million in 2010, 2009 and 2008, respectively. The non-contributory plan is a defined benefit pension plan which covers employees of one of our subsidiaries. The benefits are based on years of service and the employee's highest compensation for any five years of employment. Our funding policy is to contribute annually at least the minimum amount that should be funded in accordance with the provisions of ERISA.

The following table shows the reconciliation of the defined benefit pension plan as of December 31, 2010 and 2009:

| | 2010 | 2009 |
|---|---|---|
| | (000s) | |
| **Change in plan assets:** | | |
| Fair value of plan assets at beginning of year | $61,451 | $46,432 |
| Actual return (loss) on plan assets | 10,027 | 13,718 |
| Employer contributions | 6,657 | 5,950 |
| Benefits paid | (4,256) | (4,164) |
| Administrative expenses | (477) | (485) |
| Fair value of plan assets at end of year | $73,402 | $61,451 |
| **Change in benefit obligation:** | | |
| Benefit obligation at beginning of year | $85,476 | $84,483 |
| Service cost | 1,140 | 1,191 |
| Interest cost | 4,958 | 4,834 |
| Benefits paid | (4,256) | (4,164) |
| Actuarial (gain) loss | 6,195 | (868) |
| Benefit obligation at end of year | $93,513 | $85,476 |
| **Amounts recognized in the Consolidated Balance Sheet:** | | |
| Other noncurrent liabilities | 20,110 | 24,025 |
| Total liability at end of year | $20,110 | $24,025 |
| **Additional year end information for Pension Plan** | | |
| Projected benefit obligation | $93,513 | $85,476 |
| Accumulated benefit obligation | 91,559 | 83,140 |
| Fair value of plan assets | 73,402 | 61,451 |

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (000s) | |
| **Components of net periodic cost (benefit)** | | | |
| Service cost | $ 1,140 | $ 1,191 | $ 1,192 |
| Interest cost | 4,958 | 4,834 | 4,827 |
| Expected return on plan assets | (5,151) | (3,927) | (5,345) |
| Recognized actuarial loss | 2,538 | 4,676 | 276 |
| Net periodic cost | $ 3,485 | $ 6,774 | $ 950 |

| | 2010 | 2009 |
|---|---|---|
| **Measurement Dates** | | |
| Benefit obligations | 12/31/2010 | 12/31/2009 |
| Fair value of plan assets | 12/31/2010 | 12/31/2009 |

| | 2010 | 2009 |
|---|---|---|
| **Weighted average assumptions as of December 31** | | |
| Discount rate | 5.54% | 5.96% |
| Rate of compensation increase | 4.00% | 4.00% |

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Weighted-average assumptions for net periodic benefit cost calculations** | | | |
| Discount rate | 5.96% | 5.87% | 6.48% |
| Expected long-term rate at return on plan assets | 8.00% | 8.00% | 8.00% |
| Rate of compensation increase | 4.00% | 4.00% | 4.00% |

The accumulated benefit obligation was $91,559 and $83,140 as of December 31, 2010 and 2009, respectively. The accumulated benefit obligation exceeded the fair value of plan assets as of December 31, 2010 and 2009. In 2010 and 2009, the accrued pension cost is included in non-current liabilities in the accompanying Consolidated Balance Sheet. We estimate that there will be $2,427 of net loss that will be amortized from accumulated other comprehensive income over the next fiscal year.

Our pension plans assets were $73,402 and $61,290 at December 31, 2010 and 2009, respectively. The market values of our pension plan assets at December 31, 2010 and December 31, 2009 by asset class were as follows:

| December 31, 2010 | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Equities: | | | | |
| U.S. Large Cap | $22,010 | $— | $22,010 | $— |
| U.S. Mid Cap | 1,468 | — | 1,468 | — |
| U.S. Small-Mid Cap | 6,295 | — | 6,295 | — |
| U.S. Small Cap | 1,471 | — | 1,471 | — |
| International Developed | 10,353 | — | 10,353 | — |
| Emerging Markets | 3,709 | — | 3,709 | — |
| Fixed income: | | | | |
| Core Fixed Income | 11,542 | — | 11,542 | — |
| Long Duration Fixed Income | 11,421 | — | 11,421 | — |
| Real Estate: | | | | |
| REIT Fund | 3,740 | — | 3,740 | — |
| Tangible Assets: | | | | |
| Commodities | | — | | — |
| Cash/Currency: | | | | |
| Cash Equivalents | 1,393 | — | 1,393 | — |
| Total market value | $73,402 | $— | $73,402 | $— |

| December 31, 2009 | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Equities: | | | | |
| U.S. Large Cap | $19,784 | $19,508 | $ 276 | $— |
| U.S. Mid Cap | 4,034 | 4,034 | — | — |
| U.S. Small Cap | 2,888 | 2,888 | — | — |
| International Developed | 7,229 | 7,229 | — | — |
| Emerging Markets | 2,692 | 2,692 | — | — |
| Fixed income: | | | | |
| Investment Grade Taxable | 17,300 | 10,505 | 6,795 | — |
| Global High Yield | 3,010 | 3,010 | — | — |
| Real Estate: | | | | |
| Public reits | 2,204 | 2,204 | — | — |
| Tangible Assets: | | | | |
| Commodities | 1,788 | 1,788 | — | — |
| Cash/Currency: | | | | |
| Cash Equivalents | 522 | 161 | 361 | — |
| Total market value | $61,451 | $54,019 | $7,432 | $— |

To develop the expected long-term rate of return on plan assets assumption, we considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

The following table shows expected benefit payments for the years ended December 31, 2011 through 2020 for our defined pension plan. There will be benefit payments under this plan beyond 2020.

| Estimated Future Benefit Payments (000s) | |
|---|---|
| 2011 | $ 4,822 |
| 2012 | 5,122 |
| 2013 | 5,399 |
| 2014 | 5,653 |
| 2015 | 5,894 |
| 2016-2020 | 32,534 |
| Total | $59,424 |

| | 2010 | 2009 |
|---|---|---|
| **Plan Assets** | | |
| Asset Category | | |
| Equity securities | 62% | 60% |
| Fixed income securities | 31% | 34% |
| Other | 7% | 6% |
| Total | 100% | 100% |

Investment Policy, Guidelines and Objectives have been established for the defined benefit pension plan. The investment policy is in keeping with the fiduciary requirements under existing federal laws and managed in accordance with the Prudent Investor Rule. Total portfolio risk is regularly evaluated and compared to that of the plan's policy target allocation and judged on a relative basis over a market cycle. The following asset allocation policy and ranges have been established in accordance with the overall risk and return objectives of the portfolio:

| | Policy | As of 12/31/10 | Permitted Range |
|---|---|---|---|
| Total Equity | 58% | 62% | 51-61% |
| Total Fixed Income | 36% | 31% | 32-42% |
| Other | 6% | 7% | 0-10% |

In accordance with the investment policy, the portfolio will invest in high quality, large and small capitalization companies traded on national exchanges, and investment grade securities. The investment managers will not write or buy options for speculative purposes; securities may not be margined or sold short. The manager may employ futures or options for the purpose of hedging exposure, and will not purchase unregistered sectors, private placements, partnerships or commodities.

## 11) SEGMENT REPORTING

Our reportable operating segments consist of acute care hospital services and behavioral health care services. The "Other" segment column below includes centralized services including information services, purchasing, reimbursement, accounting, taxation, legal, advertising, design and construction and patient accounting as well as the operating results for our other operating entities including outpatient surgery and radiation centers. The chief operating decision making group for our acute care hospital services and behavioral health care services is comprised of our Chief Executive Officer, the President and the Presidents of each operating segment. The Presidents for each operating segment also manage the profitability of each respective segment's various facilities. The operating segments are managed separately because each operating segment represents a business unit that offers different types of healthcare services or operates in different healthcare environments. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies included in this Annual Report on Form 10-K for the year ended December 31, 2010.

| 2010 | Acute Care Hospital Services | Behavioral Health Services | Other | Total Consolidated |
|---|---|---|---|---|
| | (Dollar amounts in thousands) | | | |
| Gross inpatient revenues | $10,890,171 | $2,566,366 | — | $13,456,537 |
| Gross outpatient revenues | $ 4,771,070 | $ 350,192 | $ 49,245 | $ 5,170,507 |
| Total net revenues | $ 3,901,815 | $1,635,455 | $ 30,915 | $ 5,568,185 |
| Income (loss) from continuing operations before income taxes | $ 363,427 | $ 346,050 | ($281,380) | $ 428,097 |
| Total assets | $ 2,755,697 | $4,360,710 | $ 411,529 | $ 7,527,936 |

| 2009 | Acute Care Hospital Services | Behavioral Health Services | Other | Total Consolidated |
|---|---|---|---|---|
| | (Dollar amounts in thousands) | | | |
| Gross inpatient revenues | $ 9,901,032 | $2,075,141 | — | $11,976,173 |
| Gross outpatient revenues | $ 4,100,427 | $ 282,473 | $ 62,353 | $ 4,445,253 |
| Total net revenues | $ 3,810,828 | $1,315,029 | $ 76,522 | $ 5,202,379 |
| Income (loss) from continuing operations before income taxes | $ 386,208 | $ 281,541 | ($193,027) | $ 474,722 |
| Total assets | $ 2,748,175 | $ 998,508 | $ 217,780 | $ 3,964,463 |

| 2008 | Acute Care Hospital Services | Behavioral Health Services | Other | Total Consolidated |
|---|---|---|---|---|
| | (Dollar amounts in thousands) | | | |
| Gross inpatient revenues | $ 9,292,596 | $1,951,560 | — | $11,244,156 |
| Gross outpatient revenues | $ 3,655,051 | $ 258,022 | $ 73,699 | $ 3,986,772 |
| Total net revenues | $ 3,669,504 | $1,251,116 | $ 101,797 | $ 5,022,417 |
| Income (loss) from continuing operations before income taxes | $ 283,062 | $ 244,525 | ($170,575) | $ 357,012 |
| Total assets | $ 2,517,208 | $ 970,524 | $ 254,730 | $ 3,742,462 |

## 12) QUARTERLY RESULTS (unaudited)

The following tables summarize the quarterly financial data for the two years ended December 31, 2010 and 2009:

| 2010 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
|---|---|---|---|---|---|
| | (amounts in thousands, except per share amounts) | | | | |
| Net revenues | $1,347,153 | $1,338,315 | $1,323,264 | $1,559,453 | $5,568,185 |
| Income from continuing operations | $ 82,762 | $ 76,415 | $ 65,802 | $ 50,816 | $ 275,795 |
| Income/(loss) from discontinued operations | $ — | $ — | $ — | $ — | $ — |
| Net income | $ 82,762 | $ 76,415 | $ 65,802 | $ 50,816 | $ 275,795 |
| Less: Net income attributable to noncontrolling interests | $ 10,943 | $ 10,843 | $ 10,192 | $ 13,634 | $ 45,612 |
| Net income attributable to UHS | $ 71,819 | $ 65,572 | $ 55,610 | $ 37,182 | $ 230,183 |
| Earnings per share attributable to UHS-Basic: | | | | | |
| From continuing operations | $ 0.74 | $ 0.68 | $ 0.57 | $ 0.38 | $ 2.37 |
| From discontinued operations | $ — | $ — | $ — | $ — | $ — |
| Total basic earnings per share | $ 0.74 | $ 0.68 | $ 0.57 | $ 0.38 | $ 2.37 |
| Earnings per share attributable to UHS-Diluted: | | | | | |
| From continuing operations | $ 0.73 | $ 0.67 | $ 0.57 | $ 0.38 | $ 2.34 |
| From discontinued operations | $ — | $ — | $ — | $ — | $ — |
| Total diluted earnings per share | $ 0.73 | $ 0.67 | $ 0.57 | $ 0.38 | $ 2.34 |

The 2010 quarterly financial data presented above includes the following:

***Second Quarter:***

- (i) a favorable $16.4 million pre-tax reduction ($10.2 million, or $.10 per diluted share, net of taxes) to our professional and general liability self-insurance reserves relating to years prior to 2010, as discussed in *Self-Insured Risks*; (ii) $18.2 million of pre-tax transaction costs ($11.3 million, or $.11 per diluted share, net of taxes) recorded in connection with our acquisition of Psychiatric Solutions, Inc. ("PSI");

***Third Quarter:***

- (i) $3.9 million of pre-tax transaction costs ($2.4 million, or $.02 per diluted share, net of taxes) recorded in connection with our acquisition of PSI, and; (ii) a favorable $4.3 million ($.04 per diluted share) discrete tax item recorded in connection with a settlement payment made to the government in connection with the investigation of our South Health Systems affiliates;

***Fourth Quarter:***

- (i) a favorable $32.6 million pre-tax reduction ($17.9 million, or $.18 per diluted share, net of taxes) to our professional and general liability self-insurance reserves relating to years prior to 2010, as discussed in *Self-Insured Risks*; (ii) $31.1 million of pre-tax transaction costs ($24.9 million, or $.25 per diluted share, net of taxes) recorded in connection with our acquisition of PSI; (iii) an unfavorable

$6.7 million pre-tax ($4.1 million, or .$04 per diluted share, net of taxes) charge to write-off certain costs related to an acute care hospital construction project, and; (iv) an unfavorable $9.2 million ($.09 per diluted share) charge recorded in connection with split-dollar life insurance agreements on the lives of our chief executive officer and his wife.

| 2009 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
|---|---|---|---|---|---|
| | (amounts in thousands, except per share amounts) | | | | |
| Net revenues | $1,312,419 | $1,303,640 | $1,295,109 | $1,291,211 | $5,202,379 |
| Income from continuing operations | $ 82,034 | $ 93,977 | $ 59,054 | $ 69,182 | $ 304,247 |
| Income/(loss) from discontinued operations | $ — | $ — | $ — | $ — | $ — |
| Net income | $ 82,034 | $ 93,977 | $ 59,054 | $ 69,182 | $ 304,247 |
| Less: Net income attributable to noncontrolling interests | $ 14,493 | $ 13,084 | $ 7,980 | $ 8,317 | $ 43,874 |
| Net income attributable to UHS | $ 67,541 | $ 80,893 | $ 51,074 | $ 60,865 | $ 260,373 |
| Earnings per share attributable to UHS-Basic: | | | | | |
| From continuing operations | $ 0.68 | $ 0.82 | $ 0.52 | $ 0.62 | $ 2.65 |
| From discontinued operations | $ — | $ — | $ — | $ — | $ — |
| Total basic earnings per share | $ 0.68 | $ 0.82 | $ 0.52 | $ 0.62 | $ 2.65 |
| Earnings per share attributable to UHS-Diluted: | | | | | |
| From continuing operations | $ 0.68 | $ 0.82 | $ 0.52 | $ 0.62 | $ 2.64 |
| From discontinued operations | $ — | $ — | $ — | $ — | $ — |
| Total diluted earnings per share | $ 0.68 | $ 0.82 | $ 0.52 | $ 0.62 | $ 2.64 |

All periods have been adjusted to reflect the two for one stock split in the form of a 100% stock dividend paid in December 2009.

The 2009 quarterly financial data presented above includes the following:

***Second Quarter:***

- (i) a favorable $22.8 million pre-tax reduction ($14.2 million, or $.14 per diluted share, net of taxes) to our professional and general liability self-insurance reserves relating to years prior to 2009, as discussed in *Self-Insured Risks*; (ii) an unfavorable $4.3 million ($.04 per diluted share) discrete tax item recorded in connection with a settlement payment made to the government in connection with the investigation of our South Health Systems affiliates;

***Fourth Quarter:***

- (i) a favorable $7.0 million pre-tax reduction ($4.4 million, or $.05 per diluted share, net of taxes) to our workers' compensation self-insurance reserves relating primarily to years prior to 2009, as discussed in *Self-Insured Risks*.

## SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

| Description | Balance at beginning of period | Charges to costs and expenses | Acquisitions of business | Write-off of uncollectible accounts | Balance at end of period |
|---|---|---|---|---|---|
| Allowance for doubtful accounts receivable: | | | | | |
| Year ended December 31, 2010 | $168,876 | $546,909 | $56,596 | $(523,759) | $248,622 |
| Year ended December 31, 2009 | $162,975 | $508,603 | $ — | $(502,702) | $168,876 |
| Year ended December 31, 2008 | $121,321 | $484,138 | $ — | $(442,484) | $162,975 |

Included in the charges to costs and expenses are $7,393 in 2008 related to an acute care facility that was divested during 2008.

(THIS PAGE INTENTIONALLY LEFT BLANK)

# Corporate Information

**EXECUTIVE OFFICES**

Universal Corporate Center
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA 19406
(610) 768-3300

**REGIONAL OFFICES**

Development
1504 East Franklin Street
Suite 200
Chapel Hill, NC 27514
(919) 928-8212

Central Region
3801 South Capital of Texas Highway
Suite 275
Austin, TX 78704
(512) 330-9858

Western Region
1635 Village Center Circle
Suite 180
Las Vegas, NV 89134
(702) 360-9040

Behavioral Health Regional Office
110 Westwood Place
Suite 100
Brentwood, TN 37207
(615) 250-0000

Behavioral Health Regional Office
6640 Carothers Parkway
Suite 500
Franklin, TN 37067
(615) 312-5700

**ANNUAL MEETING**

May 18, 2011, 10:00 a.m.
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

**COMPANY COUNSEL**

Fulbright & Jaworski, L.L.P.
New York, New York

**AUDITORS**

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

**TRANSFER AGENT AND REGISTRAR**

BNY Mellon Shareowner Services
Newport Office Center VII
480 Washington Blvd.
Jersey City, NJ 07310
1-800-851-9677
www.bnymellon.com/shareowner/equityaccess

TDD: Hearing Impaired # 1-800-231-5469

Please contact BNY Mellon Shareowner Services for prompt assistance on address changes, lost certificates, consolidation of duplicate accounts or related matters.

**INTERNET ADDRESS**

The Company can be accessed on the Internet at http://www.uhsinc.com

**LISTING**

Class B Common Stock: New York Stock Exchange under the symbol UHS

**PUBLICATIONS**

For copies of the Company's annual report, Form 10-K, Form 10-Q, quarterly earnings releases, and proxy statements, please call 1-800-874-5819, or write

Investor Relations
Universal Health Services, Inc.
Universal Corporate Center
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA 19406

**FINANCIAL COMMUNITY INQUIRIES**

The Company welcomes inquiries from members of the financial community seeking information on the Company. These should be directed to Steve Filton, Chief Financial Officer.

**DISCLOSURE UNDER 303A.12(a)**

In accordance with Section 303A.12(a) of The New York Stock Exchange Listed Company Manual, we submitted our CEO's Certification to the New York Stock Exchange in 2010. Additionally, contained in Exhibits 31.1 and 31.2 of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2011, are our CEO's and CFO's Certifications regarding the quality of our public disclosure under Section 302 of the Sarbanes-Oxley Act of 2002.

# Board of Directors

**Alan B. Miller**[3,4]
Chairman of the Board
Chief Executive Officer

**Marc D. Miller**[3,4]
President of the Company

**Leatrice Ducat**[1,2,5]
President and Founder, National Disease Research Interchange since 1980; President and Founder, Human Biological Data Interchange since 1988; Founder, Juvenile Diabetes Foundation, National and International Organization

**John H. Herrell**[1]
Former Chief Administrative Officer and Member, Board of Trustees, Mayo Foundation; Rochester, MN

**Robert H. Hotz**[1,2,3,4,5]
Senior Managing Director, Head of Investment Banking, Head of the Board of Directors Advisory Service, Member of the Board of Directors Houlihan Lokey Howard & Zukin, New York, NY; Former Senior Vice Chairman, Investment Banking for the Americas, UBS Warburg, LLC, New York, NY

**Anthony Pantaleoni**[3,4]
Of Counsel, Fulbright & Jaworski, L.L.P., New York, NY

**Rick Santorum**[2,5]
Fox News Contributor. Senior fellow at the Ethics and Public Policy Center, Washington, D.C. He served as a United States Senator from Pennsylvania from 1995 to 2007, and a U.S. Representative from 1991 to 1995 representing the 18th Congressional District in Pennsylvania. From 2001 to 2007, he served as Chairman of the Senate Republican Conference, where he directed the communications operations of Senate Republicans and was the third-ranking member of the Republican leadership.

Committees of the Board: [1]Audit Committee, [2]Compensation Committee, [3]Executive Committee, [4]Finance Committee, [5]Nominating/Corporate Governance Committee

# Officers and Senior Management

### CORPORATE OFFICERS

Alan B. Miller
Chief Executive Officer
and Chairman of the Board

Marc D. Miller
President

Steve G. Filton
Senior Vice President and
Chief Financial Officer

Debra K. Osteen
Senior Vice President

Charles F. Boyle
Vice President and Controller

John Paul Christen
Vice President
Acute Finance

Larry Harrod
Vice President
Behavioral Finance

Matthew D. Klein
Vice President and
General Counsel

Michael S. Nelson
Vice President
Information Services

Cheryl K. Ramagano
Vice President and Treasurer

Richard C. Wright
Vice President
Development

### STAFF VICE PRESIDENTS

George Brunner
Vice President and
Deputy General Counsel

James Caponi
Vice President
Chief Compliance and
Privacy Officer

Craig Conti
Vice President
Development

Robert Engelhard
Vice President
Insurance

Timothy Fowler
Vice President
UHT Development

Robert Halinski
Vice President
Reimbursement

Nancy Kurtzman
Vice President
Employee Benefits

Donald Pyskacek
Vice President
Building Solutions, Inc.

William Seed
Vice President
Design and Construction

Robert Zurad
Vice President
Tax

### ACUTE CARE DIVISION

Kevin DiLallo
Vice President

Frank Lopez
Vice President

Douglas Matney
Vice President

Karla Perez
Vice President

Barbara Campfield
Vice President and
Corporate CNO

John Cunningham
Vice President
Operations

Charles DeBusk
Vice President
Process and Performance
Improvement

Jennie Dulac
Vice President
Quality Management

Kenneth Griffin
Vice President
Ambulatory Division and
Physician Practice
Administration

Maribeth Jenquine
Vice President
Patient Financial Services

Andrew Littauer
Vice President
Managed Care

Mary Ann Ninnis
Vice President
Advertising

### BEHAVIORAL HEALTH DIVISION

Gary M. Gilberti
Senior Vice President

Martin C. Schappell
Senior Vice President

Joe C. Crabtree
Divisional Vice
President

Robert A. Deney
Divisional Vice
President

John Hollinsworth
Divisional Vice
President

Roz Hudson
Divisional Vice
President

Scott Kardenetz
Divisional Vice
President

Sharon Worsham
Divisional Vice
President

Steven Airhart
Regional Vice President

Geoff Botak
Regional Vice President

Matthew W. Crouch
Regional Vice President

Shelley Nowak
Regional Vice President

Craig L. Nuckles
Regional Vice President

John Willingham
Regional Vice President

Darien Applegate
Vice President

Isa Diaz
Vice President
Public Affairs

Carothers H. Evans
Vice President

Randall P. Goldberg
Vice President

Karen E. Johnson
Vice President

Michael R. Lyons
Vice President
Specialty Education

Robert E. Minor
Vice President
Development

Philip J. Moraci
Vice President

Dick Windle
Vice President
Information Services



Universal Health Services, Inc.
Universal Corporate Center
P.O. Box 61558
367 South Gulph Road
King of Prussia, PA 19406
www.uhsinc.com